Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Exhibit 99.1
(Subject to Completion, Dated May 28, 2021)

L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230
   , 2021
Dear LB Stockholder:
On May 11, 2021, L Brands, Inc. (“LB”) announced the strategic repositioning of LB through the spinoff of its Victoria’s Secret businesses from its remaining businesses (the “Separation”), which is expected to become effective on    , 2021. On the effective date of the Separation, Victoria’s Secret & Co. (“VS”), a Delaware corporation formed in anticipation of the Separation, will become an independent, publicly traded company and will hold, directly or indirectly through its subsidiaries, certain assets and liabilities associated with the VS businesses.
The Separation is subject to conditions as described in the enclosed information statement. Subject to the satisfaction or waiver of these conditions, the Separation will be completed by way of a pro rata distribution of all the outstanding shares of VS common stock to LB’s stockholders of record as of the close of business on    , 2021, the distribution record date (the “Distribution”). Each LB stockholder of record will receive one share of VS common stock, par value $0.01 per share, for every     shares of LB common stock, par value $0.50 per share, held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. At any time following the Distribution, stockholders may request that their shares of VS common stock be transferred to a brokerage or other account. No fractional shares of VS common stock will be issued. The distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution.
LB expects to receive an opinion from counsel to the effect that, among other things, the Distribution, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares.
The Distribution does not require LB stockholder approval, nor do you need to take any action to receive your shares of VS common stock. LB’s common stock will continue to trade on the New York Stock Exchange under the ticker symbol “LB.” VS intends to apply to have its shares of common stock listed on the New York Stock Exchange under the ticker symbol “VSCO.”
The enclosed information statement, which we are mailing to all LB stockholders, describes the Separation in detail and contains important information about VS, including its historical combined financial statements. We urge you to read this information statement carefully.
We want to thank you for your continued support of LB.
Sincerely,

Andrew Meslow Chief Executive Officer L Brands, Inc.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83

Victoria’s Secret & Co.
4 Limited Parkway East
Reynoldsburg, Ohio 43068
    , 2021
Dear Future VS Stockholder:
I am excited to welcome you as a stockholder of our new company, Victoria’s Secret & Co. (“VS”). Following the spinoff by L Brands, Inc. of its VS businesses to us, we will be a global specialty retailer of women’s intimate and other apparel, personal care and beauty products.
We endeavor to provide consumers with high-quality, innovative products at an excellent value. We believe our experienced management team is executing a strategy that provides a superior product and brand experience to our consumers, primarily by delivering on our high standards of product design and innovation, and offering a wide variety of compelling products across channels and categories. Our leadership team is largely a product of L Brands’ execution-focused culture, bringing a deep knowledge of the global business, strong customer insights, and category management expertise to the enterprise. In addition, we believe the global appeal of our brands combined with consistent execution will support our ability to produce strong financial results. We believe our financial performance will provide us with the opportunity to invest in our business and return capital to stockholders as an independent public company.
I encourage you to learn more about VS and our business by reading the attached information statement. We intend to apply to list our common stock on the New York Stock Exchange under the ticker symbol “VSCO.” We look forward to earning your continuing support for many years to come.
Sincerely,

Martin Waters
Chief Executive Officer
Victoria’s Secret & Co.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Information contained herein is subject to completion or amendment. A registration statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, but has not yet become effective.
Preliminary Information Statement
(Subject to Completion, Dated May 28, 2021)
INFORMATION STATEMENT
Victoria’s Secret & Co.
Common Stock
(Par Value $0.01 Per Share)
L Brands, Inc. (“LB”) is furnishing this information statement in connection with the separation of its Victoria’s Secret businesses from its remaining businesses and the creation of an independent, publicly traded company, named Victoria’s Secret & Co. (“VS”). VS, directly or indirectly through its subsidiaries, will hold certain assets, liabilities and legal entities comprising the VS businesses after certain restructuring transactions are completed (the “Restructuring”). All of the shares of VS common stock owned by LB will be distributed to the stockholders of LB (the “Distribution” and, together with the Restructuring, the “Separation”). VS is currently a wholly owned subsidiary of LB.
Each holder of LB common stock will receive one share of common stock of VS for every    shares of LB common stock held as of the close of business on    , 2021, the record date for the Distribution.
The Distribution is expected to be completed after the New York Stock Exchange (the “NYSE”) market closing on    , 2021. Immediately after LB completes the Distribution, VS will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income in connection with the Distribution, except to the extent of any cash you receive in lieu of fractional shares.
No vote or other action is required by you to receive shares of VS common stock in the Separation. You will not be required to pay anything for the new shares or to surrender any of your shares of LB common stock. We are not asking you for a proxy and you should not send us a proxy or your share certificates.
There currently is no trading market for VS common stock. We expect to apply to have VS’s shares of common stock listed on the NYSE under the ticker symbol “VSCO.” Assuming that the NYSE authorizes VS’s common stock for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for VS’s common stock will commence on    , 2021 and will continue up to and including the Distribution Date (as defined herein). We expect the “regular-way” trading of VS’s common stock will begin on the first trading day following the Distribution Date.
In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.
Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.
The date of this information statement is    , 2021.
A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access the information statement was first mailed to LB stockholders on or about    , 2021.

Confidential Treatment Requested by Victoria’s Secret & Co.
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Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
NOTE REGARDING THE USE OF CERTAIN TERMS
We use the following terms to refer to the items indicated:
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“We,” “us,” “our,” “Company,” “Victoria’s Secret” and “VS,” unless the context otherwise requires, refer to Victoria’s Secret & Co., the entity that at the time of the Distribution will hold, directly or indirectly through its subsidiaries, certain assets and liabilities associated with the Spin Business, as defined below, and whose shares LB will distribute in connection with the Separation. Where appropriate in the context, the foregoing terms also include the subsidiaries of this entity; these terms may be used to describe the Spin Business prior to completion of the Separation.

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The “Spin Business” refers to the business, operations, products, services and activities of LB’s specialty retail business with respect to women’s intimate and other apparel, accessories, beauty care products and fragrances conducted under the Victoria’s Secret and PINK brands. See “Business” for more information.

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Except where the context otherwise requires, the term “LB” refers to L Brands, Inc., the entity that owns VS prior to the Separation and that after the Separation will be a separately traded public company consisting of its remaining operations.

•	The term “Distribution” refers to the distribution of all of the shares of VS common stock owned by LB to stockholders of LB as of the record date.
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The term “Restructuring” refers to the series of transactions which will result in certain assets, liabilities and legal entities comprising the Spin Business being owned directly, or indirectly through its subsidiaries, by VS.

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Except where the context otherwise requires, the term “Separation” refers to the separation of the Spin Business from LB and the creation of an independent, publicly traded company, VS, through (1) the Restructuring and (2) the Distribution.

•	The term “Distribution Date” means the date on which the Distribution occurs.
We own various trademark registrations and applications, and unregistered trademarks, including VICTORIA’S SECRET and PINK. All other trade names, trademarks and service marks of other companies appearing in this information statement are the property of their respective holders. Solely for convenience, the trademarks and trade names in this information statement may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
This information statement includes industry and market data that we obtained from industry publications, third-party studies and surveys as well as internal company surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Each publication, study and report speaks as of its original publication date (and not as of the date of this information statement). While we are not aware of any misstatements regarding the industry or market data presented herein, such data and estimates, particularly as they relate to market size, market growth, and our general expectations, involve important risks, uncertainties and assumptions and are subject to change based on various factors, including those discussed under the headings “Risk Factors,” “Special Note Regarding Forward-Looking Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this information statement. These and other factors could cause results to differ materially from those expressed in the estimates and beliefs made by third parties and by us.
We will operate and report using a 52/53 week fiscal year ending on the Saturday closest to January 31 of each year. Except where the context otherwise requires, all references to “2020,” “2019,” and “2018” relate to the fiscal periods ended January 30, 2021, February 1, 2020 and February 2, 2019, respectively. As used herein, “first quarter of 2021” and “first quarter of 2020” refer to the thirteen-week periods ended May 1, 2021 and May 2, 2020, respectively.
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Confidential Treatment Requested by Victoria’s Secret & Co.
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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this information statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections, forecasts or assumptions of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the numerous risks discussed under the caption entitled “Risk Factors.”
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except as required by law, neither LB nor we are under any duty to update any of these forward-looking statements after the date of this information statement to conform our prior statements to actual results or revised expectations.
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SUMMARY
This summary highlights information contained elsewhere in this information statement. This summary does not contain all of the information that you should consider. You should read this entire information statement carefully, especially the risks of owning our common stock discussed under “Risk Factors” and our audited combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the Separation.
Our Mission
Our mission is to understand our customer and inspire her with beautiful products and experiences for every moment in her life. Her narrative is ours and her stories are our source of energy, creativity and unrelenting drive to be each woman’s most loved lingerie brand. We are always here to care for her and to celebrate her as an individual, and to amplify her voice around the world on what matters most to her.
Overview
Victoria’s Secret (“VS”) is an iconic global brand of women’s intimate and other apparel, personal care and beauty products. We sell our products through two brands, Victoria’s Secret and PINK. Victoria’s Secret is a category-defining global lingerie brand with a leading market position and a rich, 40-year history of serving women across the globe. PINK is a lifestyle brand for the college-oriented customer, built around a strong intimates core. We also sell beauty products under both the Victoria’s Secret and PINK brands. Together, Victoria’s Secret, PINK and Victoria’s Secret Beauty support, inspire and celebrate women through every phase of their life.
Victoria’s Secret and PINK merchandise is sold online through our e-commerce platform, through company-operated retail stores located in the U.S., Canada and Greater China, and through international stores and websites operated by partners under franchise, license, wholesale and joint venture arrangements. We have a presence in over 70 countries and generated approximately $5.4 billion in global sales in 2020 across all channels. We believe we benefit from global brand awareness, a wide and compelling product assortment and a powerful, deep connection with our customers.
Our 867 North American stores as of May 1, 2021 represent the majority of our business and, despite the impact of the global coronavirus pandemic (“COVID-19”), our North American stores business generated approximately 50% of our revenue in 2020. In addition to our physical stores, our customer-centric digital platform – including our social media following, our websites and our mobile applications – allows us to connect to our customers and communicate with them anytime and anywhere. Sales in our direct channel increased 31% to $2.2 billion in 2020 from $1.7 billion in 2019. We and our partners operated 520 stores outside of North America as of May 1, 2021, including 62 company-operated stores in Greater China and 458 stores internationally outside of China, which are operated by partners under franchise, license, wholesale and joint venture arrangements.
Our brands operate across several categories and appeal to a broad and inclusive customer base. We are focused on maintaining our reputation for beautiful products known for comfort, quality and fit, while also expanding our assortment and size range to broaden our customer offering. We target global markets across demographic and economic spectrums. We leverage our brands, as well as our expertise in product design and innovation, to create merchandise women love and marketing campaigns that resonate. We are focused on aligning our brand positioning, product assortment and values to those of our customers. We believe our global brand awareness creates a platform for us to further strengthen our brands, enhance customer loyalty and grow our customer base.
Although recent performance has improved significantly, we experienced challenging business results in 2019 and 2020. In 2019, net sales decreased 7% and our gross profit decreased 23% compared to the prior year period as our merchandise and brand positioning failed to resonate with our customers. In 2019, we recognized a net loss of $897 million which included a $720 million charge related to the impairment of goodwill. In 2020, our business operations and financial performance were materially impacted by the COVID-19 pandemic. All of our stores in North America were closed on March 17, 2020, but we were able to re-open the majority of our

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Pursuant to 17 C.F.R. Section 200.83
stores as of the beginning of the third quarter of 2020. Although sales in our direct channel grew 31% in 2020, the closure of, and restrictions in operating, our stores led to a decrease in net sales of 28% in 2020, and a decrease in gross profit of 24%, each compared to the prior year period, and a net loss of $72 million.
In response to the COVID-19 pandemic and in order to improve business performance, we launched a profit improvement plan beginning in the third quarter of 2020. We began to see performance improve in the third and fourth quarter of 2020 and, most recently, we reported net income of $174 million for the first quarter of 2021.
Our highly experienced management team is executing our strategy to continue to improve the performance and profitability of the business and we believe there are opportunities for further improvement, which will be driven by delivering a best-in-class product, brand and retail experience to our customers.
VS is headquartered in Reynoldsburg, Ohio. Following the Separation, we will become an independent, publicly traded company led by a highly experienced management team fully dedicated to leveraging our capabilities and driving our strategic initiatives. We will also have increased flexibility to deploy our free cash flow towards our operating and capital allocation priorities. In connection with the Separation, we expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we intend to use to make a payment to LB as part of the Restructuring (the “LB Cash Payment”) and to pay related fees and expenses. We expect our revolving facility to be undrawn at the Separation. We expect to trade under the ticker symbol “VSCO” on the NYSE.
Our Competitive Strengths
Two Category-Defining Brands with Global Brand Awareness and Resonance.
Both the Victoria’s Secret and PINK brands have a strong global presence and awareness among consumers, which we believe provides us with a competitive advantage. We estimate Victoria’s Secret’s U.S. brand awareness as 87% and PINK’s brand awareness as 86% based on a company-sponsored marketing study. While our history runs deep as a dominant player in intimates, our brands also provide compelling offerings in fragrance, beauty, apparel, loungewear, sleepwear, athletic attire and swimwear. We believe our recent and decisive actions to evolve our positioning and promote inclusivity and diversity will allow us to attract new customers while also deepening our connection with existing ones. We are focused on fueling our customer’s desire to be herself by empowering her with products that not only offer her comfort and style, but also allow her to celebrate and express her true self.
Global Scale at Retail.
We believe VS has significant scale and strength in reaching its consumer base. Our vast reach is evidenced by our leading market position in the U.S. intimates category, with meaningful market share based on a 2020 company-sponsored marketing study. Additionally, as of May 2021, we had over 69 million Victoria’s Secret and approximately 8 million PINK Instagram followers, approximately 27 million active customers (which we define as customers who have purchased from us in the last twelve months), approximately 6.3 million Victoria’s Secret Credit Card holders and approximately 5.5 million members of PINK’s loyalty program, PINK Nation. We interact with our customers through three powerful distribution channels:
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Digital. Our large and growing digital business allows for an interconnected customer experience across our brands and platforms. We deliver a differentiated digital experience through seamless and personalized touchpoints. Importantly, we are focused on developing our social media platforms and websites, applications with personalized digital marketing campaigns, advanced omni-channel offerings and improved store and website inventory connectivity. Our digital connection to consumers is evidenced by the fact that approximately 15 million consumers as of May 1, 2021, or approximately 60% of our customer base, interacted with our brands through our digital channel in the last twelve months.

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North American Stores. Our retail footprint in North America, as of May 1, 2021, spans the U.S. and Canada with 867 stores, representing a combined 6.0 million square feet of selling space. Our North American stores channel creates an immersive environment for customers to experience our brands and try new products. Our sales associates and store managers are central in creating an engaging and compelling store experience by providing a high level of customer service. Although traffic levels were challenged in the first quarter of 2021 and in 2020 due to the pandemic, our improved assortment and

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focus on store selling initiatives drove increases in conversion (which we define as the percentage of customers who visit our stores who make a purchase) and average unit retail (which we define as the average price per unit purchased) compared to 2019.
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International. We have a significant international footprint with 520 international stores and 26 international digital sites as of May 1, 2021. We believe we have meaningful opportunity to grow through new Victoria’s Secret Beauty and Accessories and full assortment stores, new digital sites and new geographies. Victoria’s Secret Beauty and Accessories stores represent smaller footprint stores including stores in airports and other travel retail locations, which enable significant global exposure. Our international stores span the Americas, Europe, Asia, Africa and the Middle East, in addition to the strong digital component of our international business.

Agile and Highly Responsive Supply Chain and Sourcing Capabilities.
Our sourcing and production function has a long and deep presence in key sourcing markets including those in the U.S. and Asia. Our intimates and apparel categories are supported by an internationally outsourced platform, primarily in Asia, which has consistently provided rapid speed to market, high quality and innovative products and an efficient cost base. Meanwhile, our beauty platform is largely centered in Ohio, where a number of our suppliers are located, boasting innovation and agile manufacturing. We have thoughtfully designed our supply chain around three key principles: speed-to-market, quality and cost efficiency.
The current environment requires unprecedented agility, and we are leveraging the speed that we have in our supply chain, our close partnerships with suppliers and the capabilities of our sourcing, production and logistics teams to actively manage our inventory and adjust for channel shifts across our business. We have focused on speed to market and believe our lead times are amongst the shortest in the industry, allowing us to read and react to customer preferences. As an example, we have worked with our suppliers to develop an “instant panty” program that allows us to go from order to product in stores within two weeks. The agility within our supply chain provides us with flexibility to quickly re-order strong sellers as we seek to maximize our sales and merchandise margin rate opportunities.
Our strong relationships with our suppliers have allowed us to manufacture our products with cost efficiency without sacrificing quality. We have approximately 200 vendors across product categories as of January 30, 2021. Our global supply base and flexibility are key competitive advantages and allow us to provide a broad product range, innovation and assortment to our customers.
Highly-Talented Management Team with Deep Industry Experience.
We put an emphasis on ensuring a strong and impactful team is in place to direct the business towards growth and reach its potential at this crucial inflection point. The Company is led by Martin Waters, our Chief Executive Officer, who has deep knowledge of the VS brand from his involvement in our business since 2008. Additionally, Amy Hauk, Chief Executive Officer of PINK and Greg Unis, Chief Executive Officer of Victoria’s Secret Beauty, are experienced and talented retail leaders. Amy Hauk joined LB in 2008 and has served as Chief Executive Officer of PINK since 2018. Greg Unis joined the Company as Chief Executive Officer of Victoria’s Secret Beauty in 2016. The management team is highly collaborative across brands as well as channels, with each channel (Digital, North American Stores and International) also supported by well qualified leaders.
Our Strategies
Continue to Drive Penetration and Growth in our Digital Channel.
Investing in our digital channel continues to be a key priority and we believe that our global brands and our scaled retail footprint in North America is a unique platform to continue to grow our digital business. Omni-channel initiatives, including buy online pick-up in store, and an increased focus on mobile and application interactions will continue to provide flexibility and convenience to our customers. Our shopping and services initiatives will continue to modernize the customer’s digital shopping experience through features like digital selling guides, virtual try-on, digital appointments, improved checkout performance and alternative payment options. Further, with our customer at the core of our strategy, we are also increasing the personalization of our digital platforms through site experience and marketing designed for our customer. Our ongoing digital investments all help to create a seamless shopping experience between online and offline and bolster our

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leadership in the digital channel. In addition, we are scaling the distribution capacity of our digital business in order to support our growth and our omni-channel offerings. These strategies are aimed at increasing our digital channel mix and driving margin accretion.
Expand our International Business.
Growing our international business is a key strategy. We plan to drive strong comparable sales growth in franchise stores through continued improved product offerings and adjusting assortments to better reflect local preferences. We plan to increase our international store count, enabled by a new store design, lower costs and flexible store formats, which provide a pathway to profitable growth. Additionally, we expect to continue investing in and growing the digital components of our international business, including through country-specific web platforms tailored to local languages and preferences and through additional regional expansion. We believe our recent joint venture partnership with Next PLC (“Next”) in the United Kingdom (“U.K.”) will allow us leverage growth through the already existing and impressive Next digital presence. We also anticipate additional opportunities for growth in our travel retail channel as global travel begins to normalize following the COVID-19 pandemic.
Continue Optimizing Customer Experience through Elevated and Profitable Company-Operated Stores.
We believe we can further optimize our existing base of stores within North America to continue to deliver an elevated retail experience and to meet our customer’s evolving channel preferences. We believe our stores channel is important to engaging with existing and new customers and, accordingly, see it as a key part of our strategy. We are investing in our stores through refreshing existing stores and working towards a store of the future that will include smaller, more flexible space to meet the needs of our customer and accommodate shifting consumer preferences for omni-channel shopping. We also continue to focus on appropriate space allocation within the store and right-sizing the overall size of the North American stores which we believe will lead to sales transference to other stores and our digital channel. In addition to our initiatives related to our physical stores, we plan to continue to invest in store talent and labor optimization. These initiatives are designed to increase productivity in our stores measured through improved sales per selling square foot, as well as overall store profitability.
Invest in our Brands and our Business to Drive Growth.
In addition to the strategies outlined above, we continue to make significant investments in our iconic brands, our physical and digital business channels and our organizational capabilities in order to support the continued growth of our business. We believe our success is significantly enabled by frequent and innovative product launches, which include bra launches at Victoria’s Secret Lingerie and PINK and new fragrances at Victoria’s Secret Beauty. We are making targeted investments in technology to maintain our high digital penetration and to expand the omni-channel offering for our customers. We are also increasing our distribution capacity and efficiency in order to make decisions close to market, deliver orders to customers more quickly and provide the best and widest assortment across product categories and sizes across all channels. Our management team is committed to a diverse and inclusive corporate culture and we are building a world class team to support the execution of our growth strategies.
Recent Actions to Enable our Go-Forward Strategy.
Beginning in the third quarter of 2020, we launched a profit improvement plan to enable the go-forward strategy of the business and reduce costs. We focused on four main strategic actions which have delivered improved operating income:
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Merchandise Margin Rate Expansion. With improved assortment and disciplined inventory management, we drove a significant increase in our merchandise margin rate in the first quarter of 2021 and in 2020, resulting from a pullback in promotions and a shift to more full-priced selling.

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Improved Store Performance. Key initiatives in North American stores include simplified execution through the permanent closure of 241 stores in 2020, store labor optimization through an enhanced labor model, fewer floorset moves and a rightsizing of store leadership models, resulting in a decrease in store selling costs.

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International Restructuring. Through 2020, we took actions to improve performance in our international business, primarily in the United Kingdom, Ireland and China. We transitioned our U.K. and Ireland business to a joint venture with a native U.K. retail business, Next. Partnering with Next allows us to not only leverage our existing scale and capabilities, but also build upon Next’s digital platform. In China, we closed our Hong Kong flagship store, renegotiated our leases for key street locations and reduced overhead in our home office. We also made digital growth in international markets a priority. Through the first quarter of 2021, we grew our digital footprint with additional web and social commerce sites to a total of 26 as of May 1, 2021, across partner and company owned operations.

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Reorganized Corporate Office. In 2020, we performed an organizational review of the business to right-size and realign all major corporate functions to better support a standalone VS business. Home office headcount was reduced by approximately 25%. The goal of the restructuring was to create an effective, efficient and independent organizational structure to support a high performing business and culture.

The Separation
On May 11, 2021, LB announced a plan to distribute to LB’s stockholders all of the shares of common stock of a newly formed company, VS, that would hold the Spin Business. VS is currently a wholly owned subsidiary of LB and, at the time of the Distribution will hold, directly or indirectly through its subsidiaries, certain assets and liabilities associated with the Spin Business.
The Separation will be achieved through the transfer of certain assets and liabilities of the Spin Business to VS or its subsidiaries in the Restructuring and the distribution of 100% of the outstanding capital stock of VS pro rata to holders of LB common stock as of the close of business on    , 2021, the record date for the Distribution. At the effective time of the Distribution, LB stockholders will receive one share of VS common stock for every    shares of LB common stock held on the record date. The Separation is expected to be completed on    , 2021. Immediately following the Separation, LB stockholders as of the record date for the Distribution will own 100% of the outstanding shares of common stock of VS.
Before the Distribution, we will enter into a Separation and Distribution Agreement and several other ancillary agreements with LB to effect the Separation and provide a framework for our relationship with LB after the Separation. These agreements will provide for the allocation between VS and LB of LB’s assets, liabilities and obligations (including with respect to employee matters, intellectual property matters, tax matters, domestic transportation services matters, and certain other matters). VS and LB will also enter into a L Brands to VS Transition Services Agreement and a VS to L Brands Transition Services Agreement, which will provide for LB to provide to VS, and VS to provide to LB, respectively, on a transitional basis, certain services or functions that the companies historically have shared, and one or more commercial agreements relating to the ownership and use of certain aircraft, the provision of campus security and emergency operations services by VS to LB, the provision of domestic transportation services by LB to VS, the lease of space in one of LB’s distribution centers to VS and the use of certain of LB’s formulas relating to certain fragrances by VS.
The LB Board of Directors believes separating the Spin Business from LB’s other businesses is in the best interests of LB and its stockholders and has concluded the Separation will provide LB and VS with a number of potential opportunities and benefits, including the following:
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Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities and will have increased flexibility and speed to design and implement strategies based on the characteristics of its business.

•	Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective

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markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.
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Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in our business will have the opportunity to acquire stock of VS.

•
Employee Incentives and Retention. Enable each company to better incentivize, attract, and retain key employees through the use of equity compensation. Separating the two businesses will allow each company to design stock option and similar programs that better incentivize management to enhance business performance because the stock price performance of each company will be based on the performance of its own business.

While a number of potential costs and risks were also considered, including, among others, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, the risk of volatility in our stock price immediately following the Distribution due to sales by LB’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, potential disruptions to each business, the loss of synergies, scale and joint purchasing power, increased administrative costs, one-time separation costs, the fact that each company will be less diversified following the Separation, and the potential inability to realize the anticipated benefits of the Separation, it was nevertheless determined that the potential benefits of the Separation outweighed the potential costs and risks in connection therewith and provided the best opportunity to achieve the above benefits and enhance stockholder value.
The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors—Risks Relating to the Separation” and “The Separation—Conditions to the Distribution” included elsewhere in this information statement.
Corporate Information
VS was incorporated in Delaware on April 9, 2021. VS does not currently have any operations, has no assets and is not expected to conduct any operations until the completion of the Restructuring on or prior to the Distribution Date, pursuant to which certain assets related to the Spin Business will be contributed to and certain liabilities related to the Spin Business will be assumed by VS in accordance with the Separation and Distribution Agreement and other agreements entered into in connection with the Separation. Our principal executive offices are located at 4 Limited Parkway East, Reynoldsburg, Ohio 43068 and our telephone number is 614-577-7000. Our Internet site will be    . Our website and the information contained therein or connected thereto is not incorporated into this information statement or the registration statement of which it forms a part.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
QUESTIONS AND ANSWERS ABOUT THE SEPARATION
Please see “The Separation” for a more detailed description of the matters summarized below.
Q:	Why am I receiving this document?
A:
You are receiving this document because you are a holder of shares of LB common stock on the record date for the Distribution and, as such, will be entitled to receive shares of VS common stock upon completion of the transactions described in this information statement. We are sending you this document to inform you about the Separation and to provide you with information about VS and its business and operations upon completion of the Separation.

Q:	What do I have to do to participate in the Separation?
A:
Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of VS common stock that you will be entitled to receive upon completion of the Separation. In addition, no stockholder approval will be required for the Separation and therefore you are not being asked to provide a proxy with respect to any of your shares of LB common stock in connection with the Separation and you should not send us a proxy. The Distribution will not affect the number of outstanding shares of LB common stock or any rights of LB stockholders.

Q:	Why is LB separating the Spin Business from its other businesses?
A:
The LB Board of Directors believes separating our business from LB’s other businesses will provide both companies with a number of potential opportunities and benefits, such as enabling (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities; (2) each company to allocate resources and deploy capital in a manner consistent with its own priorities; (3) investors, both current and prospective, to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics; and (4) each company to better incentivize, attract, and retain key employees through the use of equity compensation.

Q:	What is VS?
A:	VS is a newly formed Delaware corporation that will hold the Spin Business, directly or indirectly through its subsidiaries, and be publicly traded following the Separation.
Q:	How will LB accomplish the Separation of VS?
A:
The Separation involves the Restructuring (i.e., the transfer of certain assets and liabilities related to the Spin Business to VS or its subsidiaries) and the Distribution (i.e., LB’s distribution to its stockholders of all the shares of VS’s common stock). Following this Restructuring and Distribution, VS will be a publicly traded company independent from LB, and LB will not retain any ownership interest in VS.

Q:	What will I receive in the Distribution?
A:	At the effective time of the Distribution, you will be entitled to receive one share of VS common stock for every shares of LB common stock held by you on the record date.
Q:	How does my ownership in LB change as a result of the Separation?
A:	Your ownership of LB stock will not be affected by the Separation.
Q:	What is the record date for the Distribution?
A:
The record date for the Distribution is    , 2021, and ownership will be determined as of the close of business on that date. When we refer to the record date in this information statement, we are referring to that time and date.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Q:	When will the Distribution occur?
A:	The Distribution is expected to occur on , 2021.
Q:	As a holder of shares of LB common stock as of the record date for the Distribution, how will shares of VS be distributed to me?
A:
At the effective time, we will instruct our transfer agent and distribution agent to make book-entry credits for the shares of VS common stock that you are entitled to receive. Since shares of VS common stock will be in uncertificated book-entry form, you will receive share ownership statements (and will not receive any physical share certificates).

Q:	What if I hold my shares through a broker, bank or other nominee?
A:
LB stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with VS common stock. For additional information, those stockholders should contact their broker or bank directly.

Q:	Why is no LB stockholder vote required to approve the Separation and its material terms?
A:
LB is incorporated in Delaware. Delaware law does not require a stockholder vote to approve the Separation because the Separation does not constitute a sale, lease or exchange of all or substantially all of the assets of LB.

Q:	How will fractional shares be treated in the Distribution?
A:
You will not receive fractional shares of VS common stock in the Distribution. The distribution agent will aggregate and sell on the open market the fractional shares of VS common stock that would otherwise be issued in the Distribution, and if you would otherwise be entitled to receive a fractional share of VS common stock in connection with the Distribution, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Q:	What are the U.S. federal income tax consequences to me of the Distribution?
A:
A condition to the closing of the Separation is LB’s receipt of an opinion of Davis Polk & Wardwell LLP, to the effect that the Distribution will qualify under the Internal Revenue Code of 1986, as amended (the “Code”), as a transaction that is generally tax-free to LB and to its stockholders. On the basis that the Distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Distribution, except with respect to any cash received in lieu of fractional shares. You should review the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the material U.S. federal income tax consequences of the Distribution.

Q:	How will I determine the tax basis I will have in my LB shares after the Distribution and the VS shares I receive in the Distribution?
A:
Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of LB common stock and the shares of VS common stock you receive in the Distribution (including any fractional shares for which cash is received) will equal the aggregate basis of LB common stock held by you immediately before the Distribution. This aggregate basis will be allocated between your shares of LB common stock and the shares of VS common stock you receive in the Distribution (including any fractional shares for which cash is received) in proportion to the relative fair market value of each immediately following the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q:	How will LB’s common stock and VS’s common stock trade after the Separation?
A:
There is currently no public market for VS common stock. We expect to have VS’s shares of common stock listed on the NYSE under the ticker symbol “VSCO.” LB common stock will continue to trade on the NYSE under the ticker symbol “LB.”

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Q:	If I sell my shares of LB common stock before or on the Distribution Date, will I still be entitled to receive VS shares in the Distribution with respect to the sold shares?
A:
Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect there will be two markets in LB common stock: a “regular-way” market and an “ex-distribution” market. Shares of LB common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of our common stock to be distributed in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of our common stock to be distributed in the Distribution, so that holders who initially sell LB shares ex-distribution will still be entitled to receive shares of VS common stock even though they have sold their shares of LB common stock before the Distribution, because the LB shares were sold after the record date. Therefore, if you owned shares of LB common stock on the record date and sell those shares on the “regular-way” market before the Distribution Date, you will also be selling the right to receive the shares of our common stock that would have been distributed to you in the Distribution. If you own shares of LB common stock as of the close of business on the record date and sell these shares in the “ex-distribution” market on any date up to and including the Distribution Date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of LB common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your LB common stock prior to or on the Distribution Date.

Q:	Will I receive a stock certificate for VS shares distributed as a result of the Distribution?
A:
No. Registered holders of LB common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of VS common stock. For additional information, registered stockholders in the U.S., Canada or Puerto Rico should contact LB’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), in writing at C/O: Shareholder Services, 6201 15th Avenue, Brooklyn, New York 11219, Toll Free at 1-877-248-6417 or through its website at www.astfinancial.com. Stockholders from outside the U.S., Canada and Puerto Rico may call 1-718-921-8317. See “The Separation—When and How You Will Receive the Distribution of VS Shares.”

Q:	Can LB decide to cancel the Distribution of the VS common stock even if all the conditions have been met?
A:
Yes. The LB Board of Directors has the right to terminate, or modify the terms of, the Separation at any time prior to the Distribution, even if all of the conditions to the Distribution are satisfied.

Q:	Do I have appraisal rights?
A:	No, LB stockholders do not have any appraisal rights in connection with the Separation.
Q:	Will VS incur any debt in connection with the Separation?
A:
Yes. We intend to enter into new financing arrangements in anticipation of the Separation consisting of senior secured notes and/or term loan facilities and a revolving facility. We expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we intend to use to make the LB Cash Payment and to pay related fees and expenses. We expect our revolving facility to be undrawn at the Separation. See “The Separation—Incurrence of Debt.”

Following the Separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, the Separation may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation.”
Q:	Does VS intend to pay cash dividends?
A:
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant. See “Dividend Policy.”
Q:	Will the Separation affect the trading price of my LB stock?
A:
Yes. The trading price of shares of LB common stock immediately following the Distribution is expected to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Spin Business. We cannot provide you with any assurance regarding the price at which the LB shares will trade following the Separation.

Q:	What will happen to outstanding LB equity compensation awards?
A:
In connection with the Separation, outstanding LB equity awards will generally be equitably adjusted in a manner that is intended to preserve the aggregate intrinsic value of such awards as of immediately before and after the Distribution.

Specifically, we intend that, in connection with the Separation, (i) outstanding LB equity awards held by individuals who will continue to be employed by or provide services to LB as well as former VS employees will be equitably adjusted to reflect the difference in the value of LB common stock before and after the Distribution in a manner that is intended to preserve the overall intrinsic value of the awards by taking into account the relative value of LB common stock before and after the Distribution, and (ii) outstanding LB equity awards held by individuals who are then-currently employed by or otherwise providing services to VS, or whose employment or engagement will be transferred to VS in connection with and prior to the Separation, will be converted into equity awards that will be settled in shares of VS common stock in a manner intended to equitably preserve the overall intrinsic value of the converted equity awards by taking into account the relative value of LB common stock before the Distribution and the value of VS common stock after the Distribution.
For additional details, see “Treatment of Outstanding Equity Compensation Awards.”
Q:	What will the relationship between LB and VS be following the Separation?
A:
After the Separation, LB will not own any shares of VS common stock, and each of LB and VS will be independent, publicly traded companies with their own management teams and boards of directors. However, in connection with the Separation, we will enter into a number of agreements with LB that, among other things, govern the Separation and certain transitional services and other commercial arrangements and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to transition services, employee matters, tax matters and certain commercial arrangements. See “The Separation—Agreements with LB.”

Q:	Who is the transfer agent for VS common stock?
A:
AST will be the transfer agent for VS common stock. AST’s mailing address is C/O: Shareholder Services, 6201 15th Avenue, Brooklyn, New York 11219, United States and AST’s phone number for stockholders in the U.S., Canada or Puerto Rico is Toll Free 1-877-248-6417 and for stockholders from outside the U.S., Canada and Puerto Rico is 1-718-921-8317.

Q:	Who is the distribution agent for the Distribution?
A:	American Stock Transfer, or AST.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Q:	Who can I contact for more information?
A:	If you have questions relating to the mechanics of the Distribution, you should contact the distribution agent:
American Stock Transfer
C/O: Shareholder Services
6201 15th Avenue
Brooklyn, New York 11219
United States
Toll Free: 1-877-248-6417
International: 1-718-921-8317
Before the Separation, if you have questions relating to the transactions described herein, you should contact LB at:
Amie Preston
L Brands, Inc.
Three Limited Parkway
Columbus, Ohio 43230
1-614-415-6704
After the Separation, if you have questions relating to the transactions described herein, you should contact VS at:
Victoria’s Secret & Co.
4 Limited Parkway East
Reynoldsburg, Ohio 43068
1-614-577-7000

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY OF THE SEPARATION
The following is a summary of the material terms of the Separation, including the Restructuring, the Distribution and certain other related transactions.
Distributing Company
L Brands, Inc., a Delaware corporation. After the Distribution, LB will not own any shares of VS common stock.
Distributed Company
Victoria’s Secret & Co., a Delaware corporation, is a wholly owned subsidiary of LB and, at the time of the Distribution, will hold, directly or indirectly through its subsidiaries, certain assets and liabilities of the Spin Business. After the Distribution, VS will be an independent, publicly traded company.
Distributed Company Structure
VS is a holding company. At the time of the Distribution, it will own the shares of a number of subsidiaries operating the Spin Business.
Record Date
The record date for the Distribution is on the close of business on    , 2021
Distribution Date
The Distribution Date is    , 2021.
Distributed Securities
LB will distribute 100% of the shares of VS common stock outstanding immediately prior to the Distribution. Based on the approximately    shares of LB common stock outstanding on    , 2021, and applying the distribution ratio of one share of VS common stock for every    shares of LB common stock, LB will distribute approximately    shares of VS common stock to LB stockholders who hold LB common stock as of the record date.
Distribution Ratio
Each holder of LB common stock will receive one share of VS common stock for every    shares of LB common stock held as of the close of business on   , 2021.
Fractional Shares
LB will not distribute any fractional shares of VS common stock to LB stockholders. Instead, as soon as practicable on or after the Distribution Date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
taxable to the recipient stockholders for U.S. federal income tax purposes as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”
Distribution Method
VS common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this Distribution.
Conditions to the Distribution
The Distribution is subject to the satisfaction or waiver by LB of the following conditions, as well as other conditions described in this information statement in “The Separation—Conditions to the Distribution”:
•
The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect, and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement, or a notice of Internet availability thereof, will have been mailed to the holders of LB common stock as of the record date for the Distribution;

•	Our common stock to be delivered in the Distribution will have been approved for listing on the NYSE, subject to official notice of issuance;
•
LB shall have received the opinion of Davis Polk & Wardwell LLP to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a generally tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a generally tax-free distribution within the meaning of Section 355 of the Code, and the distribution by LB of the proceeds from the LB Cash Payment to its creditors in retirement of outstanding LB indebtedness or to LB stockholders in repurchase of, or distribution with respect to, shares of LB common stock, should qualify as money distributed to LB creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Code;

•	Any material governmental approvals and

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the Distribution, shall have been obtained; and
•
No event or development will have occurred or exist that, in the judgment of the LB Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Separation or other transactions contemplated by the Separation and Distribution Agreement or by any of the ancillary agreements contemplated by the Separation and Distribution Agreement.

We cannot assure you that all of the conditions will be satisfied or waived. The fulfillment of the conditions to the Distribution will not create any obligations on LB’s part to effect the Separation, and the LB Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
Stock Exchange Listing
We intend to have our shares of common stock authorized for listing on the NYSE under the ticker symbol “VSCO,” subject to official notice of issuance.
Dividend Policy
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant. For more information, see “Dividend Policy.”
Transfer Agent
American Stock Transfer.
U.S. Federal Income Tax Consequences
A condition to the closing of the Separation is LB’s receipt of the opinion of Davis Polk & Wardwell LLP to the effect that the Distribution will qualify under the Code as a transaction that is generally tax-free to LB and to its stockholders. You should review the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the material U.S. federal income tax consequences of the Distribution.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
SUMMARY RISK FACTORS
We are subject to a number of risks, including risks related to the Separation, including the Restructuring and the Distribution, and other related transactions. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.
Risks Relating to the Separation
•	We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.
•
We have no history of operating as an independent company, and our historical combined and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

•	We will incur significant costs to create the infrastructure necessary to operate as an independent public company, and may experience operational disruptions in connection with the Separation.
•	Until the Distribution occurs, the LB Board of Directors has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.
•
Following the Separation, we will have debt obligations that could restrict our business and adversely impact our results of operations, financial condition or cash flows. In addition, the separation of our business from LB may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

Risks Relating to Our Business
•
Our net sales, profit results and cash flows are sensitive to, and may be affected by, general economic conditions, consumer confidence, spending patterns, significant health hazards or pandemics, weather or other market disruptions.

•	The COVID-19 global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.
•	We have incurred operating losses in the past and we cannot assure you that we will be able to generate sufficient revenue to sustain profitability in the future.
•	Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.
•	Turnover in company leadership or other key positions may have an adverse impact on company performance.
•	We may be impacted by our ability to attract, develop and retain qualified associates and manage labor-related costs.
•	Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.
•	Our ability to grow depends in part on new store openings and existing store remodels and expansions.
•	Our international operations and our plans for international expansion include risks that could impact our results and reputation.
•	Our direct channel business includes risks that could have an effect on our results.
•	Our ability to protect our reputation could have a material effect on our brand images.
•
If our marketing, advertising and promotional programs are unsuccessful, or if our competitors are more effective with their programs than we are, our revenue or results of operations may be adversely affected.

•	Our ability to adequately maintain, enforce and protect our trade names, trademarks and patents could have an impact on our brand images and ability to penetrate new markets.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
•	Our ability to compete favorably in our highly competitive segment of the retail industry could impact our results.
•	Our ability to manage the life cycle of our brands and to remain current with fashion trends and launch new product lines successfully could impact the image and relevance of our brands.
•	We may be impacted by our ability to adequately source, distribute and sell merchandise and other materials on a global basis.
•	We rely on a number of vendor and distribution facilities located in the same vicinity, making our business susceptible to local and regional disruptions or adverse conditions.
•	We may be impacted by our vendors’ ability to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations.
•	We significantly rely on our and our third-party service providers’ ability to implement and sustain information technology systems and to protect associated data and system availability.
•
Any significant compromise or breach of our data security, including the security of customer, associate, third-party or company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

•	Shareholder activism could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.
•
Changes in laws, regulations or technology platform rules relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.

•	We may be adversely impacted by certain compliance or legal matters and changes in taxation, trade and other regulatory requirements.
Risks Relating to Our Common Stock
•
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

•	A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.
•
Because our common stock may not be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.

•	Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change in control of VS.
•	Your percentage ownership in VS may be diluted in the future.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
RISK FACTORS
You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to the Separation, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Our business, prospects, results of operations, financial condition or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.
Risks Relating to the Separation
We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:
•	The Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;
•	Following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of LB;
•
Following the Separation, our business will be less diversified than LB’s business prior to the Separation; our business will also experience a loss of scale and access to certain financial, managerial and professional resources from which we have benefited in the past; and

•	The other actions required to separate the respective businesses could disrupt our operations.
If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.
We have no history of operating as an independent company, and our historical combined and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.
Our historical combined and unaudited pro forma combined financial information included in this information statement have been derived from LB’s consolidated financial statements and accounting records and are not necessarily indicative of our future results of operations, financial condition or cash flows, nor do they reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:
•
Prior to the Separation, the Spin Business has been operated by LB as part of its broader corporate organization, rather than as an independent company. LB or one of its affiliates provide support for various corporate functions for us, such as information technology, shared services, insurance, logistics, human resources, finance and internal audit. We will become a smaller, less diversified company as a result of the Separation;

•
Our historical combined financial results reflect the direct, indirect and allocated costs for such services historically provided by LB, and these costs may significantly differ from the comparable expenses we would have incurred as an independent company;

•
Our working capital requirements and capital expenditures historically have been satisfied as part of LB’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from that which is reflected in our historical combined financial statements;

•	The historical combined financial information may not fully reflect the costs associated with the Separation, including the costs related to being an independent public company;

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
•
Our historical combined financial information does not reflect our obligations under the various transitional and other agreements we will enter into with LB in connection with the Separation, though costs under such agreements are expected to be broadly similar to what was charged to the Spin Business in the past; and

•
Currently, our business is integrated with that of LB and we benefit from LB’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of LB and some of our vendor and customer relationships may be weakened or lost.

We based the pro forma adjustments included in this information statement on available information and assumptions that we believe are reasonable and factually supportable; actual results, however, may vary. In addition, our unaudited pro forma combined financial information included in this information statement may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.
Please refer to “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.
We have historically operated within LB, and there are risks associated with the Separation.
We have historically operated within LB and a number of aspects of our current relationship with LB will change as a result of the Separation. For example, some of our landlords, vendors or other contract counterparties may have contracted with us because we were part of LB, and we may have difficulty obtaining favorable terms in our leases and other contractual arrangements in the future as a result of the Separation. LB also currently provides guarantees for our benefit to third parties with respect to certain of our contractual obligations, including guarantees to landlords with respect to our obligations under certain leases. Following the Separation, we may not be able to obtain similar terms for new contracts, or renew existing contracts, without LB providing guarantees of our obligations under such contracts. In addition, pursuant to the Separation and Distribution Agreement, we are required to reimburse LB for any payments made by LB or any of its subsidiaries for any liabilities arising out of their obligations under these guarantees. Such payments are not subject to any cap and may be significant. These and other changes could have a material adverse effect on our business and results of operations.
Furthermore, in connection with the Separation, we will enter into certain commercial arrangements with LB pursuant to which we and LB will continue to provide to each other, on an ongoing basis, certain functions and services that the companies have historically shared. See “The Separation—Agreements with LB—Commercial Arrangements.” LB may not successfully execute its obligations to us under these arrangements, and any interruption in the functions or services that will be provided to us by LB following the Distribution could have a material adverse effect on our business, results of operations, financial condition and cash flows. LB may also allege that we have failed to perform our obligations to LB under these arrangements, which may subject us to claims and liability. In addition, performing our obligations to LB under these commercial arrangements may also require significant time and resources, and may divert management’s attention from the operation of the Spin Business.
We will incur significant costs to create the infrastructure necessary to operate as an independent public company, and may experience operational disruptions in connection with the Separation.
LB currently performs many important corporate functions for us, including information technology, shared services, insurance, logistics, human resources, finance and internal audit. The cost of these services has been allocated to us based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues or other relevant metrics, as applicable. Following the Separation, LB will continue to provide some of these services to us on a transitional basis, generally for a period of up to two years, other than information technology services, which will be provided for a period of up to three years following the Distribution, pursuant to an L Brands to VS Transition Services Agreement that we will enter into with LB. See “The Separation—Agreements with LB—L Brands to VS Transition Services Agreement.” LB may not

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successfully execute all of these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the L Brands to VS Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, results of operations, financial condition and cash flows.
In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements that were incurred as a business segment of LB. We expect to incur costs beginning in the second quarter of 2021 to establish the necessary infrastructure and create the systems and services to replace many of the systems and services that LB currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, and we may incur additional costs in connection with, or following, the implementation of these systems and services. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, results of operations, financial condition and cash flows.
In addition, following the Separation, we will provide to LB, on a transitional basis, certain services or functions transferred to us in connection with the Separation that the companies have historically shared, generally for a period of up to two years following the Distribution, other than information technology services, which will be provided for a period of up to three years following the Distribution, pursuant to a VS to L Brands Transition Services Agreement that we will enter into with LB. See “The Separation—Agreements with LB—VS to L Brands Transition Services Agreement.” Performing our obligations under the VS to L Brands Transition Services Agreement may require significant time and resources, and may divert management’s attention from the operation of the Spin Business. LB may also allege that we have failed to perform our obligations to LB under the VS to L Brands Transition Services Agreement, which may subject us to claims and liability.
Furthermore, we may experience certain operational disruptions in connection with the Separation as we transition to operating as an independent public company, including information technology disruptions as certain data, software, information technology hardware and other information technology assets and systems are transitioned or re-allocated between us and LB, or as we implement new systems or upgrades in connection with such transition. In addition, the efforts related to the separation of the information technology environment will require significant resources that could impact our ability to keep pace with ongoing advancement of information technology needs of the business. Our ability to effectively manage and operate our business depends significantly on information technology systems, and any failure, disruption, interruption, malfunction or other issue with respect to such systems could have a material adverse effect on our business and results of operations.
The obligations associated with being a public company will require significant resources and management attention.
Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of the registration statement of which this information statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As an independent public company, we will be required to, among other things:
•	Prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;
•	Have our own Board of Directors and committees thereof, which comply with federal securities laws and rules;
•	Maintain an internal audit function;
•	Institute our own financial reporting and disclosure compliance functions;
•	Establish an investor relations function;
•	Establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and
•	Comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

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These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of LB. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which could have a material adverse effect on our business or the market price of our securities.
In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm may not be required to formally attest to the effectiveness of our internal controls until the year following the first annual report required to be filed with the SEC. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal controls over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our combined financial statements, a decline in our stock price, or suspension or delisting of our common stock from the NYSE, and could have a material adverse effect on our business, financial condition, prospects and results of operations.
Until the Distribution occurs, the LB Board of Directors has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.
Until the Distribution occurs, VS’s business will be a business segment of LB. Completion of the Separation remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of LB, including final approval by the LB Board of Directors. Additionally, LB has the sole and absolute discretion to change certain terms of the Separation, including the amount of any payment we make to LB, the amount of our indebtedness and the allocation of contingent liabilities, which changes could be unfavorable to us. In addition, LB may decide at any time prior to the completion of the Separation not to proceed with the Separation.
In connection with the Separation, LB will indemnify us for certain liabilities and we will indemnify LB for certain liabilities. If we are required to act under these indemnities to LB, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the LB indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and LB may not be able to satisfy its indemnification obligations to us in the future.
Pursuant to the Separation and Distribution Agreement and other agreements with LB, LB will agree to indemnify us for certain liabilities, and we will agree to indemnify LB for certain liabilities, as discussed further in “The Separation—Agreements with LB.” In addition, we will be required to reimburse LB for any payments made by LB or any of its subsidiaries for any liabilities arising out of their obligations under guarantees provided by them for our benefit to third parties with respect to certain of our contractual obligations, if such guarantees are not removed or replaced by the time of the Separation. Payments that we may be required to provide under indemnities and reimbursements to LB are not subject to any cap, may be significant and could negatively affect our business, particularly under indemnities relating to our actions that could affect the tax-free nature of the

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Separation. Third parties could also seek to hold us responsible for the liabilities that LB has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of LB following the Separation that arise relating to the operations of the Spin Business during the time that it was a business segment of LB prior to the Separation, such as certain tax liabilities which relate to periods during which taxes of the Spin Business were reported as a part of LB; certain liabilities retained by LB which relate to contracts or other obligations entered into jointly by the Spin Business and LB’s retained business; certain environmental liabilities related to sites at which both LB and the Spin Business operated; and certain liabilities arising from third-party claims in respect of contracts in which both LB and the Spin Business supply goods or provide services.
LB has agreed to indemnify us for such contingent liabilities. While we have no reason to expect that LB will not be able to support its indemnification obligations to us, we can provide no assurance that LB will be able to fully satisfy its indemnification obligations or that such indemnity obligations will be sufficient to cover our liabilities for matters which LB has agreed to retain, including such contingent liabilities. Moreover, even if we ultimately succeed in recovering from LB any amounts for which we are indemnified, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, results of operations and financial condition.
There can be no assurance that we will be able to obtain insurance coverage following the Distribution on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.
We will have to obtain our own insurance policies after the Distribution is complete. Although we expect to have insurance policies in place as of the Distribution that cover certain, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage, that the cost of such coverage will be similar to those incurred by LB or that such coverage will be adequate to protect us from costs incurred with certain events. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on our results of operations, financial condition and cash flows in the future.
Following the Separation, we will have debt obligations that could restrict our business and adversely impact our results of operations, financial condition or cash flows. In addition, the separation of our business from LB may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.
In connection with the Separation, we expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we intend to use to make the LB Cash Payment and to pay related fees and expenses. We expect our revolving facility to be undrawn at the Separation. This level of debt could have significant consequences on our future operations, including:
•
Resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable;

•
Reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
•	Placing us at a competitive disadvantage compared to any of our competitors that have less debt or are less leveraged.
Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations. We may also incur substantial additional indebtedness in the future.
In addition, we may be unable to service or refinance our debt or maintain compliance with restrictive covenants in our debt instruments. Our cash flow from operations will provide the primary source of funds for our debt service payments. If our cash flow from operations declines, we may be unable to service or refinance our current debt. If we fail to comply with any covenant in the future, including any financial covenant, it could

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result in an event of default and make the entire debt incurred thereunder immediately due and payable or we may be forced to sell assets, restructure our indebtedness or seek additional equity capital, which would dilute our stockholders’ interests.
In addition, any future indenture or credit agreements that we may enter into may include restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. The Separation may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.
Transfer or assignment to us of some contracts and other assets will require the consent of a third party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.
Transfer or assignment of some of the contracts and other assets in connection with the Separation will require the consent of a third party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third party to replicate the existing contract or assign the portion of the existing contract related to the Spin Business. While we anticipate that most of these contract assignments and new agreements will be obtained prior to the Separation, we may not be able to obtain all required consents or enter into all such new agreements, as applicable, until after the Distribution Date. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.
We cannot provide assurance that all such required third-party consents and new agreements will be procured or put in place, as applicable, prior to the Distribution Date. Consequently, we may not realize certain of the benefits that are intended to be allocated to us as part of the Separation.
After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in LB.
Because of their current or former positions with LB, following the Separation, some of our directors and executive officers may own shares of LB common stock or have options to acquire shares of LB common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for LB or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between LB and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.
The combined post-Distribution value of LB and VS shares may not equal or exceed the pre-Distribution value of LB shares.
After the Separation, we expect that LB common stock will continue to be traded on the NYSE. We expect to apply to list the shares of our common stock on the NYSE. We cannot assure you that the combined trading prices of LB common stock and our common stock after the Separation, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of LB common stock prior to the Separation. Until the market has fully evaluated the business of LB without the Spin Business and potentially thereafter, the price at which LB common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

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We potentially could have received better terms from unaffiliated third parties than the terms we will receive in our agreements with LB.
The agreements we will enter into with LB in connection with the Separation will be negotiated while we are still part of LB’s business. See “The Separation—Agreements with LB.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent Board of Directors or a management team independent of LB. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between LB and us, and arm’s-length negotiations between LB and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third party.
LB stockholders do not have dissenters’ rights with respect to the Separation.
LB stockholders do not have any dissenters’ rights in connection with the Separation. Therefore, any LB stockholders who disagree with the Separation will be left without recourse other than selling their VS shares. Such stockholders may be unable to subsequently sell their shares at the prices they desire or at all.
If the Restructuring and Distribution, together with certain related transactions, do not qualify as transactions that are tax-free for U.S. federal income tax purposes or non-U.S. tax purposes, LB and/or holders of LB common stock could be subject to significant tax liability.
It is intended that the Distribution, together with certain related transactions, will qualify as a generally tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a generally tax-free distribution within the meaning of Section 355 of the Code. The consummation of the Separation and the related transactions is conditioned upon the receipt of the opinion of Davis Polk & Wardwell LLP to the effect that such transactions will qualify for this intended tax treatment and that LB’s use of proceeds from the LB Cash Payment should qualify as money distributed to LB creditors or stockholders in connection with the “reorganization.” In addition, it is intended that the Restructuring steps generally will qualify as transactions that are tax-free for U.S. federal income tax and applicable non-U.S. tax purposes. The opinion will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and the opinion would not be valid if such representations, assumptions and undertakings were incorrect. Notwithstanding the opinion, the IRS could determine that the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings that were relied on for the opinion are false or have been violated, if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of significant changes in the stock ownership of LB or us after the Distribution. For more information regarding the opinions see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution—Tax Opinion.”
If the Restructuring and Distribution fail to qualify for tax-free treatment, for any reason, LB and/or holders of LB common stock would be subject to substantial U.S. and/or applicable non-U.S. taxes as a result of the Restructuring, Distribution and certain related transactions, and we could incur significant liabilities under applicable law or as a result of the Tax Matters Agreement. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”
If the Distribution is taxable to LB as a result of a breach by us of any covenant or representation made by us in the Tax Matters Agreement (as defined below), we generally will be required to indemnify LB; the obligation to make payments on this indemnification obligation could have a material adverse effect on us.
As described above, it is intended that the Distribution, together with certain related transactions, will qualify as generally tax-free transactions to LB and to holders of LB common stock, except with respect to any cash received in lieu of fractional shares. If the Distribution and/or related transactions are not so treated or are taxable to LB (see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution”) due to a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement, we generally will be required to indemnify LB for all tax-related losses suffered by LB. In addition, we will not control the resolution of any tax contest relating to taxes suffered by LB in connection with the Separation, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the Tax Matters Agreement. In the event that LB suffers tax-related losses in connection with the Separation that must be indemnified by us under the Tax Matters Agreement, the indemnification liability could have a material adverse effect on us.

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We will be subject to significant restrictions on our actions following the Separation in order to avoid triggering significant tax-related liabilities.
The Tax Matters Agreement generally will prohibit us from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify as tax-free transactions, including:
•
During the two-year period following the Distribution Date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	During the two-year period following the Distribution Date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);
•
During the two-year period following the Distribution Date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•
During the two-year period following the Distribution Date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

•
During the two-year period following the Distribution Date, we may not amend our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•
More generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes or for non-U.S. tax purposes.

If we take any of the actions above and such actions result in tax-related losses to LB, we generally will be required to indemnify LB for such tax-related losses under the Tax Matters Agreement. See “The Separation—Agreements with LB—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the Tax Matters Agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to LB might discourage, delay or prevent a change of control that our stockholders may consider favorable.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.
Prior to the Separation, our financial results were included within the consolidated results of LB, and we were not directly subject to reporting and other requirements of the Exchange Act. These and other obligations will place significant demands on our management, administrative, and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to duplicate information technology infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, tax, treasury and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.
Risks Relating to Our Business
Our net sales, profit results and cash flows are sensitive to, and may be affected by, general economic conditions, consumer confidence, spending patterns, significant health hazards or pandemics, weather or other market disruptions.
Our net sales, profit, cash flows and future growth may be affected by negative local, regional, national or international political or economic trends or developments that reduce the consumers’ ability or willingness to spend, including the effects of national and international security concerns such as war, terrorism or the threat thereof. In addition, market disruptions due to natural disasters, significant health hazards or pandemics, or other major events or the prospect of these events could also impact consumer spending and confidence levels. Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have

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multiple stores, could adversely affect our business. Purchases of our products may decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of promotional sales, which could have a material adverse effect on our results of operations, financial condition and cash flows.
The decision by the U.K. to leave the European Union (commonly referred to as “Brexit”) has increased the uncertainty in the economic and political environment in Europe. On December 24, 2020, the U.K. and EU reached a post-Brexit Trade and Cooperation Agreement that contains new rules governing the new relationship between the U.K. and the EU, including with respect to trade, travel and immigration among other things. Our business in the U.K. may be adversely impacted by ongoing uncertainty, fluctuations in currency exchange rates, changes in trade policies, or changes in labor, immigration, tax, data privacy or other laws. Any of these effects, among others, could materially and adversely affect our business, results of operations, and financial condition.
The COVID-19 global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations.
In March 2020, the COVID-19 pandemic was declared a global pandemic by the World Health Organization. This pandemic has negatively affected the U.S. and global economies, disrupted global supply chains and financial markets, and led to significant travel and transportation restrictions, including mandatory closures and orders to “shelter-in-place.” The actions that governments around the world have taken to contain the spread of COVID-19 have resulted in a period of disruption, including closure of our stores, limited store operating hours, reduced customer traffic and consumer spending and delays in manufacturing and shipping of products and raw materials. During this period, we are focused on protecting the health and safety of our customers, employees, contractors, suppliers, and other business partners. We are also working with our suppliers to minimize potential disruptions, while managing our business in response to a changing dynamic. Our business operations and financial performance for 2020 have been materially impacted by the COVID-19 pandemic. All of our stores in North America were closed on March 17, 2020 and almost all remained closed throughout the remainder of the first quarter. We reopened our stores by the end of the second quarter 2020 in accordance with local restrictions and where we believed we could provide for the safety and well-being of our employees and customers. Due to the uncertainty of COVID-19 and the speed at which the pandemic continues to impact our markets, we are continuing to assess the situation, including government-imposed restrictions, market by market.
We are unable to accurately predict the full impact that COVID-19 will have on our operations going forward due to uncertainties which will be dictated by the length of time that such disruptions continue, which will, in turn, depend on the currently unknowable duration and spread of the COVID-19 pandemic, actions taken to limit the spread, and the public’s willingness to comply with such actions, the availability and efficacy of a vaccine and positive treatments for COVID-19, and the impact of governmental regulations that might be imposed in response to the pandemic. Numerous state and local jurisdictions have imposed, and others in the future may impose, shelter-in-place orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders, restrictions and changes in consumer behavior have negatively impacted our operations, especially in our stores. In addition to these more near-term impacts, we are unable to accurately predict the full impact COVID-19 will have on our longer-term operations as well, particularly with respect to our current mix of merchandise offerings, event-based categories and store traffic trends.
To the extent COVID-19 adversely affects our business, operations, financial condition and operating results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.
We have incurred operating losses in the past and we cannot assure you that we will be able to generate sufficient revenue to sustain profitability in the future.
For the years ended January 30, 2021 and February 1, 2020, we had net losses of $72 million and $897 million, respectively, and for the thirteen weeks ended May 2, 2020, we had a net loss of $299 million. In 2019, the net loss included a $720 million charge related to the impairment of goodwill. In 2020, our business operations and financial performance were materially impacted by the COVID-19 pandemic. See also “Risk

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Factors—Risks Relating to Our Business—The COVID-19 global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations” in this information statement. In response to the COVID-19 pandemic and in order to improve business performance, we launched a profit improvement plan beginning in the third quarter of 2020. Although we began to see performance improve in the third and fourth quarters of 2020 and reported net income of $174 million in the first quarter of 2021, we cannot assure you that we will generate sufficient revenue from our operations to remain profitable for any substantial period of time. Our failure to maintain profitability could negatively affect the value of our securities and our ability to repay our indebtedness, raise capital and continue operations.
Our net sales, operating income, cash and inventory levels fluctuate on a seasonal basis.
We experience major seasonal fluctuations in our net sales and operating income, with a significant portion of our operating income typically realized during the fourth quarter holiday season. Any decrease in sales or margins during this period could have a material adverse effect on our results of operations, financial condition and cash flows.
Seasonal fluctuations also affect our cash and inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling inventory, we may have to sell the inventory at significantly reduced prices or may not be able to sell the inventory at all, which could have a material adverse effect on our results of operations, financial condition and cash flows.
Turnover in company leadership or other key positions may have an adverse impact on company performance.
We may experience further changes in key leadership or key positions in the future. The departure of key leadership personnel can result in the loss of significant knowledge and experience. This loss of knowledge and experience can be mitigated through successful hiring and transition, but there can be no assurance that we will be successful in such efforts. Attracting and retaining qualified senior leadership may be more challenging under adverse business conditions. Failure to attract and retain the right talent, or to smoothly manage the transition of responsibilities resulting from such turnover, could affect our ability to meet our challenges and may cause us to miss performance objectives or financial targets or disrupt our relationships with our customers.
We may be impacted by our ability to attract, develop and retain qualified associates and manage labor-related costs.
We believe our competitive advantage is providing a positive, engaging and satisfying experience for each individual customer, which requires us to have highly trained and engaged associates. Our success depends in part upon our ability to attract, develop and retain a sufficient number of qualified associates, including store personnel and talented merchants. The turnover rate in the retail industry is generally high, and qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas. Competition for such qualified individuals or changes in labor and healthcare laws could require us to incur higher labor costs. Our inability to recruit a sufficient number of qualified individuals in the future may delay planned openings of new stores or affect the speed with which we expand. Delayed store openings, significant increases in associate turnover rates or significant increases in labor-related costs could have a material adverse effect on our results of operations, financial condition and cash flows.
Our net sales depend on a volume of traffic to our stores and the availability of suitable lease space.
Most of our stores are located in retail shopping areas including malls and other types of retail centers. Sales at these stores are derived, in part, from the volume of traffic in those retail areas. Our stores benefit from the ability of the retail center and other attractions in an area, including “destination” retail stores, to generate consumer traffic in the vicinity of our stores. Sales volume and retail traffic may be adversely affected by factors that we cannot control, such as economic downturns or changes in consumer demographics in a particular area, consumer trends away from brick-and-mortar retail toward online shopping, competition from internet and other retailers and other retail areas where we do not have stores, significant health hazards or pandemics, the closing of other stores or the decline in popularity or safety in the shopping areas where our stores are located and the deterioration in the financial condition of the operators or developers of the shopping areas in which our stores are located.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs providing the opportunity to earn a reasonable return. We cannot be sure as to when or whether such desirable locations will become available at reasonable costs. Some of our store locations require significant upfront capital investment and have material lease commitments. Additionally, we are dependent upon the suitability of the lease spaces that we currently use. The leases that we enter into are generally noncancelable leases with initial terms of 10 years. If we determine that it is no longer economical to operate a store and decide to close it, we may remain obligated under the applicable lease for, among other things, payment of the base rent for the balance of the lease term.
These risks could have a material adverse effect on our ability to grow and our results of operations, financial condition and cash flows.
Our ability to grow depends in part on new store openings and existing store remodels and expansions.
Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably. These risks could have a material adverse effect on our ability to grow and results of operations, financial condition and cash flows.
Our international operations and our plans for international expansion include risks that could impact our results and reputation.
We intend to continue to operate internationally and further expand into international markets, including mainland China, through partner arrangements and/or company-operated stores. The risks associated with international markets include difficulties in attracting customers due to a lack of customer familiarity with our brands, our lack of familiarity with local customer preferences and seasonal differences in the market. Any of these difficulties may lead to disruption in the overall timing of our international expansion efforts or increased costs. Further, entry into other markets may bring us into competition with new competitors or with existing competitors with an established market presence. Other risks include general economic conditions in specific countries or markets, volatility in the geopolitical landscape, restrictions on the repatriation of funds held internationally, disruptions or delays in shipments, occurrence of significant health hazards or pandemics, changes in diplomatic and trade relationships, political instability and foreign governmental regulation. Such expansions will also have upfront investment costs that may not be accompanied by sufficient revenues to achieve typical or expected operational and financial performance.
Further, our results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates. See “Fluctuations in foreign currency exchange rates could impact our financial condition and results of operations” below.
These risks could have a material adverse effect on our results of operations, financial condition and cash flows.
Our licensees, franchisees and wholesalers could take actions that could harm our business or brand images.
We have global representation through independently owned stores operated by our partners. Although we have criteria to evaluate and select prospective partners, the level of control we can exercise over our partners is limited, and the quality and success of their operations may be diminished by any number of factors beyond our control. For example, our partners may not have the business acumen or financial resources necessary to successfully operate stores in a manner consistent with our standards and may not hire and train qualified store managers and other personnel. Further, we have no control as to whether our partners comply with federal and local law. Our brand image and reputation may suffer materially, and our sales could decline if our partners do not operate successfully. These risks could have an adverse effect on our results of operations, financial condition and cash flows.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Our direct channel business includes risks that could have an effect on our results.
Our direct operations are subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, the difficulty in recreating the in-store experience through our direct channels; domestic or international resellers purchasing merchandise and reselling it outside our control; our ability to anticipate and implement innovations in technology and logistics in order to appeal to existing and potential customers who increasingly rely on multiple channels to meet their shopping needs; the failure of and risks related to the systems that operate our web infrastructure, websites and the related support systems, including computer viruses, theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions.
In addition, even though sales in our direct channel increased 31% to $2.2 billion in 2020 from $1.7 billion in 2019, we are unable to predict how much of this increase was a shift due to store closures as opposed to a permanent channel shift to online selling, as well as how the consumer will engage with our channels in the future and whether the growth in the direct channel will continue after the COVID-19 pandemic subsides. Accordingly, we cannot assure you that we will continue to experience increase in sales in our direct channel in the future.
Our failure to maintain efficient and uninterrupted order-taking and fulfillment operations could also have a material adverse effect on our results. The satisfaction of our online customers depends on their timely receipt of merchandise. If we encounter difficulties with the distribution facilities, or if the facilities were to shut down for any reason, including as a result of fire, natural disaster or work stoppage, we could face shortages of inventory; incur significantly higher costs and longer lead times associated with distributing our products to our customers; and cause customer dissatisfaction.
Any of these issues could have a material adverse effect on our operations, financial condition and cash flows.
Our ability to protect our reputation could have a material effect on our brand images.
Our ability to maintain our reputation is critical to our brand images. Our reputation could be jeopardized if we fail to maintain high standards for merchandise quality and integrity. Any negative publicity, including information publicized through traditional or social media platforms and similar venues such as blogs, websites and other forums, may affect our reputation and brand and, consequently, reduce demand for our merchandise, even if such publicity is unverified or inaccurate.
Failure to comply with or the perception that we have failed to comply with ethical, social, product, labor, privacy and environmental standards, or related political considerations, could also jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts. Failure to comply with local laws and regulations, to maintain an effective system of internal controls, to maintain the security of customer, associate, third-party and company information or to provide accurate and timely financial statement information could also hurt our reputation. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.
If our marketing, advertising and promotional programs are unsuccessful, or if our competitors are more effective with their programs than we are, our revenue or results of operations may be adversely affected.
Customer traffic and demand for our merchandise are influenced by our advertising, marketing and promotional activities, the name recognition and reputation of our brands and the location of and service offered in our stores. Although we use marketing, advertising and promotional programs to attract customers through various media, including social media, websites, mobile applications, email, print and television, some of our competitors may expend more for their programs than we do, or use different approaches than we do, which may provide them with a competitive advantage. Our programs may not be effective or could require increased expenditures, which could have a material adverse effect on our revenue and results of operations.
Our ability to adequately maintain, enforce and protect our trade names, trademarks and patents could have an impact on our brand images and ability to penetrate new markets.
We believe that our trade names, trademarks and patents are important assets and an essential element of our strategy. We have obtained or applied for federal registration of these trade names, trademarks and patents

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Pursuant to 17 C.F.R. Section 200.83
and have applied for or obtained registrations in many foreign countries. There can be no assurance that we will obtain such registrations or that the registrations we obtain will prevent the imitation of our products or infringement or other violation of our intellectual property rights by others. In particular, the laws of certain foreign countries may not protect proprietary rights to the same extent as the laws of the U.S. If any third-party copies our products or our stores in a manner that projects lesser quality or carries a negative connotation, it could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.
Third parties may assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks, or claim that we are infringing, misappropriating or otherwise violating their intellectual property rights. We may be unable to successfully resolve these type of conflicts to our satisfaction and may be required to enter into costly license agreements, be required to pay significant royalty, settlements costs or damages, required to rebrand our products and/or be prevented from selling some of our products.
Our ability to compete favorably in our highly competitive segment of the retail industry could impact our results.
The retail industry is highly competitive. We compete for sales with a broad range of other retailers, including individual and chain specialty stores, department stores and discount retailers. In addition to the traditional store-based retailers, we also compete with direct marketers or retailers that sell similar lines of merchandise and who target customers through online channels. Brand image, marketing, design, price, service, assortment, quality, image presentation and fulfillment are all competitive factors in both the store-based and online channels.
Some of our competitors may have greater financial, marketing and other resources available and trends across our product categories may favor our competitors. We rely to a greater degree than some of our competitors on physical locations in shopping malls and centers and so declines in traffic to such locations may affect us more significantly than our competitors. Some of our competitors sell their products in stores that are located in the same shopping malls and centers as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls and centers.
Increased competition, combined with declines in mall and/or online website traffic, could result in price reductions, increased marketing expenditures and loss of pricing power and market share, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.
Our ability to manage the life cycle of our brands and to remain current with fashion trends and launch new product lines successfully could impact the image and relevance of our brands.
Our success depends in part on management’s ability to effectively manage the life cycle of our brands and to anticipate and respond to changing fashion preferences and consumer demands and to translate market trends into appropriate, salable product offerings in advance of the actual time of sale to the customer. We are dependent on certain product categories, and a decline in consumer demand in these product categories could negatively effect on our results of operations, financial condition and cash flows. Customer demands and fashion trends change rapidly. If we are unable to successfully anticipate, identify or react to changing styles or trends or we misjudge the market for our products or any new product lines, our sales will be lower, potentially resulting in significant amounts of unsold inventory. In response, we may be forced to increase our marketing promotions or price markdowns. These risks could have a material adverse effect on our brand image and reputation as well as our results of operations, financial condition and cash flows.
We may be impacted by our ability to adequately source, distribute and sell merchandise and other materials on a global basis.
We source merchandise and other materials directly in international markets and in our domestic market. We distribute merchandise and other materials globally to our partners in international locations and to our stores. Many of our imports and exports are subject to a variety of customs regulations and international trade arrangements, including existing or potential duties, tariffs or safeguard quotas. We compete with other companies for production facilities.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
We also face a variety of other risks generally associated with doing business on a global basis. For example:
•	political instability, environmental hazards or natural disasters which could negatively affect international economies, financial markets and business activity;
•	significant health hazards or pandemics, which could result in closed factories, reduced workforces, scarcity of raw materials, and scrutiny or embargoing of goods produced in infected areas;
•	imposition of new or retaliatory trade duties, sanctions or taxes and other charges on imports or exports;
•	evolving, new or complex legal and regulatory matters;
•	volatility in currency exchange rates;
•
local business practice and political issues (including issues relating to compliance with domestic or international labor standards) which may result in adverse publicity or threatened or actual adverse consumer actions, including boycotts;

•	potential delays or disruptions in shipping and transportation and related pricing impacts;
•	disruption due to labor disputes; and
•	changing expectations regarding product safety due to new legislation or other factors.
We also rely upon third-party transportation providers for substantially all of our product shipments, including shipments to and from our distribution centers, to our stores and to our customers. Our utilization of these delivery services for shipments is subject to risks, including increases in labor costs and fuel prices, which would increase our shipping costs, and associate strikes and inclement weather, which may impact our transportation providers’ ability to provide delivery services that adequately meet our shipping needs. Further, the rapid increase in demand for online shopping has led to increased pressure on the capacity of our fulfillment network.
For example, the COVID-19 global pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. The COVID-19 global pandemic resulted in the temporary shut-down of many of our supply chain facilities. The pandemic continues to have the potential to significantly impact our supply chain if the factories that manufacture our products, the distribution centers where we manage our inventory, or the operations of our logistics and other service providers are disrupted, temporarily closed or experience worker shortages. We may also see disruptions or delays in shipments and negative impacts to pricing of certain components of our products. In addition, the impact of COVID-19 on macroeconomic conditions may impact the proper functioning of financial and capital markets, foreign currency exchange rates, commodity prices, and interest rates. Even after the COVID-19 global pandemic has subsided, we may continue to experience adverse impacts to our business as a result of any economic recession or depression that has occurred or may occur in the future.
We rely on a number of vendor and distribution facilities located in the same vicinity, making our business susceptible to local and regional disruptions or adverse conditions.
To achieve the necessary speed and agility in producing our beauty and personal care products, we rely heavily on vendor and distribution facilities in close proximity to our headquarters in Central Ohio. As a result of geographic concentration of the vendor and distribution facilities that we rely upon, our operations are susceptible to local and regional factors, such as accidents, system failures, economic and weather conditions, natural disasters, demographic and population changes, and other unforeseen events and circumstances. Any significant interruption in the operations of these facilities could lead to inventory issues or increased costs, which could have a material adverse effect on our results of operations, financial condition and cash flows.
Fluctuations in foreign currency exchange rates could impact our financial condition and results of operations.
We are exposed to foreign currency exchange rate risk with respect to our sales, profits, assets and liabilities denominated in currencies other than the U.S. dollar. In addition, our royalty arrangements are calculated based on sales in local currency and, as such, we are exposed to foreign currency exchange rate fluctuations. Although

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
we use foreign currency forward contracts to hedge certain foreign currency risks, these measures may not succeed in offsetting all of the short-term negative impacts of foreign currency rate movements on our business and results of operations. Hedging would generally not be effective in offsetting the long-term impact of sustained shifts in foreign exchange rates on our business results. As a result, the fluctuation in the value of the U.S. dollar against other currencies could have a material adverse effect on our results of operations, financial condition and cash flows.
We may be impacted by our vendors’ ability to manufacture and deliver products in a timely manner, meet quality standards and comply with applicable laws and regulations.
We purchase products from third-party vendors. Factors outside our control, such as production or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.
In addition, quality problems could result in a product liability judgment or a widespread product recall that may negatively impact our sales and profitability for a period of time depending on product availability, competition reaction and consumer attitudes. Even if the product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertions could adversely impact our reputation with existing and potential customers and our brand image.
Our business could also suffer if our third-party vendors fail to comply with applicable laws and regulations. While our internal and vendor operating guidelines promote ethical business practices and our associates visit and monitor the operations of our third-party vendors, we do not control these vendors or their practices. The violation of labor, environmental or other laws by third-party vendors used by us, or the divergence of a third-party vendor’s or partner’s labor or environmental practices from those generally accepted as ethical or appropriate, could interrupt or otherwise disrupt the shipment of finished products to us or damage our reputation.
These risks could have a material adverse effect on our results of operations, financial condition and cash flows.
Our results may be affected by fluctuations in product input costs.
Product input costs, including freight, labor and raw materials, fluctuate. These fluctuations may result in an increase in our production costs. We may not be able to, or may elect not to, pass these increases on to our customers which may adversely impact our profit margins. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.
Our ability to adequately protect our assets from loss and theft.
Our assets are subject to loss, including those caused by illegal or unethical conduct by associates, customers, vendors or unaffiliated third parties. We have experienced events such as inventory shrinkage in the past, and we cannot assure that incidences of loss and theft will decrease in the future or that the measures we are taking will effectively reduce these losses. Higher rates of loss or increased security costs to combat theft could have a material adverse effect on our results of operations, financial condition and cash flows.
Our results may be affected by fluctuations in energy costs.
Energy costs have fluctuated in the past. These fluctuations may result in an increase in our transportation costs for distribution, utility costs for our retail stores and costs to purchase products from our manufacturers. A continual rise in energy costs could adversely affect consumer spending and demand for our products and increase our operating costs, both of which could have a material adverse effect on our results of operations, financial condition and cash flows.
We may be impacted by increases in the cost of mailing, paper, printing or other order fulfillment logistics.
Postal rate increases and paper and printing costs will affect the cost of our order fulfillment and promotional mailings. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting. Future paper and postal rate increases could adversely impact our earnings if we are unable

Confidential Treatment Requested by Victoria’s Secret & Co.
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to recover these costs or if we are unable to implement more efficient printing, mailing, delivery and order fulfillment systems. We may face unexpected costs in transportation, warehousing or other logistics-related services. These risks could have a material adverse effect on our results of operations, financial condition and cash flows.
We self-insure certain risks and may be impacted by unfavorable claims experience.
We are self-insured for various types of insurable risks including associate medical benefits, workers’ compensation, property, general liability and automobile up to certain stop-loss limits. Claims are difficult to predict and may be volatile. Any adverse claims experience could have a material adverse effect on our results of operations, financial condition and cash flows.
We significantly rely on our and our third-party service providers’ ability to implement and sustain information technology systems and to protect associated data and system availability.
Our success depends, in part, on the secure and uninterrupted performance of our and our third-party services providers’ and vendors’ information technology systems. Our information technology systems, as well as those of our service providers and vendors are vulnerable to damage, interruption or breach from a variety of sources, including cyberattacks, ransomware attacks, telecommunication failures, malicious human acts and natural disasters. Moreover, despite maintaining comprehensive measures, some of our systems, e-commerce environments, servers and those of our service providers and vendors are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Such incidents could disrupt our operations including our ability to timely ship and track product orders and project inventory requirements, and lead to interruptions or delays in our supply chain. Additionally, these types of problems could result in an actual or perceived breach of confidential customer, merchandise, financial, employee or other important information (including personal information), which could result in damage to our reputation, costly litigation, customer complaints, negative publicity, breach notification obligations, regulatory or administrative sanctions, inquiries, orders or investigations, indemnity obligations, damages for contract breach or penalties for violations of applicable laws or regulations. The increased use of smartphones, tablets and other mobile devices may also heighten these and other operational risks. Despite the precautions we have taken, unanticipated problems or events may nevertheless cause failures in, or unauthorized access to, our and our third-party services providers’ and vendors’ information technology systems. Sustained or repeated system disruptions that interrupt our ability to process orders and deliver products to the stores, impact our customers’ ability to access our websites in a timely manner, or expose confidential customer information, merchandise, financial or other important information (including personal information) could have a material adverse effect on our results of operations, financial condition and cash flows.
In addition, from time to time, we make hardware, software and code modifications and upgrades to our information technology systems for point-of-sale, e-commerce, mobile apps, merchandising, planning, sourcing, logistics, inventory management and support systems including human resources and finance. Modifications involve replacing existing systems with successor systems, making changes to existing systems or acquiring new systems with new functionality. We are aware of inherent risks associated with replacing and modifying our information technology systems, including risks relative to data integrity and system disruptions. Information technology system disruptions or data corruption, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations, financial condition and cash flows.
In addition to our own systems, networks and databases, we use third-party service providers to store, transmit and otherwise process certain of this information on our behalf, and our third-party service providers are subject to similar cybersecurity risks. Due to applicable laws and regulations or contractual obligations, we may be held responsible for any cybersecurity incident attributed to our service providers as they relate to the information we share with them or to which they are granted access. Although we contractually require these service providers to implement and maintain a standard of security (such as implementing reasonable measures), we cannot control third parties and cannot guarantee that a security breach will not occur in their systems.
Any significant compromise or breach of our data security, including the security of customer, associate, third-party or company information, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.
In the operation of our business, we collect, use, transmit and otherwise process a large volume of personal and other confidential, proprietary and sensitive information. Information systems are susceptible to an increasing

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
threat of continually evolving cybersecurity risks. Any significant compromise or breach of our data security, media reports about such an incident, whether accurate or not, or our failure to make adequate or timely disclosures to the public or law enforcement agencies following any such event, whether due to delayed discovery or a failure to follow existing protocols, could significantly damage our reputation with our customers, associates, investors and other third parties, cause the disclosure of personal, confidential, proprietary or sensitive customer, associate, third-party or company information, cause interruptions to our operations and distraction to our management, cause our customers to stop shopping with us and result in significant legal, regulatory and financial liabilities and lost revenues.
While we train our associates and have implemented systems, processes and security measures to protect our physical facilities and information technology systems against unauthorized access and prevent data loss, there is no guarantee that these procedures are adequate to safeguard against all data security threats. Despite these measures, we may be vulnerable to targeted or random attacks on our systems that could lead to security breaches, phishing attacks, denial of service attacks, acts of vandalism, computer viruses, malware, ransomware, misplaced or lost data, programming and/or human errors or similar events. Our systems and facilities are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, third-party service providers and other third parties with otherwise legitimate access to our systems, website or facilities (which risks may be heightened as a result of work-from-home policies and technologies implemented in the wake of the COVID-19 pandemic). Furthermore, because the methods of cyber-attack and deception change frequently, are increasingly complex and sophisticated, and can originate from a wide variety of sources, including nation-state actors, despite our reasonable efforts to ensure the integrity of our systems and website, it is possible that we may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents.
We may be required to expend significant capital and other resources to protect against, respond to, and recover from any potential, attempted, or existing cybersecurity incidents. As cybersecurity incidents continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. In addition, our remediation efforts may not be successful, or may not be completed in a timely manner. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our results of operations, financial condition and cash flow. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock.
While we currently maintain cybersecurity insurance, such insurance may not be sufficient in type or amount to cover us against claims related to breaches, failures or other data security-related incidents, and we cannot be certain that cyber insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our results of operations, financial condition and cash flows.
Shareholder activism could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.
Shareholder activism, which can take many forms and arise in a variety of situations, could result in substantial costs and divert management’s and our board’s attention and resources from our business. Additionally, such shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our associates, customers or service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant fees and other expenses related to activist shareholder matters, including for third-party advisors. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any shareholder activism.
Our ability to maintain our credit rating could affect our ability to access capital and could increase our interest expense.
Our credit risk is expected to be evaluated by the major independent rating agencies. Once a credit rating is obtained, any future downgrades could increase the cost of borrowing under any indebtedness we may incur in

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
connection with the Separation or otherwise. Our credit rating is expected to be lower than that of LB. There can be no assurance that we will be able to maintain our credit ratings once established, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.
Changes in laws, regulations or technology platform rules relating to data privacy and security, or any actual or perceived failure by us to comply with such laws and regulations, or contractual or other obligations relating to data privacy and security, could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.
We are, and may increasingly become, subject to various laws, directives, industry standards and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which we operate. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to our business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on our results of operations, financial condition and cash flows.
In the U.S., various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security and have prioritized privacy and information security violations for enforcement actions. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (“CCPA”), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, went into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain data sharing arrangements of personal information, and the ability to access and delete personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Furthermore, in November 2020, California voters passed the California Privacy Rights Act of 2020 (“CPRA”). Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. Other states (such as Virginia) have also passed or plan to pass data privacy laws that are similar to the CCPA, CPRA, and GDPR (described below), further complicating the legal landscape. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers (and, in some cases, to regulators) whose personal information has been accessed or acquired as a result of a data breach. State laws are changing rapidly and there is discussion in Congress of a new comprehensive federal data privacy law to which we would become subject if it is enacted, which may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs or changes in business practices and policies.
We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, the E.U. General Data Protection Regulation (“GDPR”), which became effective in May 2018, greatly increased the European Commission’s jurisdictional reach of its laws and adds a broad array of requirements for handling personal data. EU member states are tasked under the GDPR to enact, and have enacted, certain implementing legislation that adds to and/or further interprets the GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. The GDPR, together with national legislation, regulations and guidelines of the EU member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, use, retain, protect, disclose, transfer and otherwise process personal data. In particular, the GDPR includes obligations and restrictions concerning data transparency and consent, the overall rights of individuals to whom

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the personal data relates, the transfer of personal data out of the European Economic Area (“EEA”) or the United Kingdom, security breach notifications and the security and confidentiality of personal data. The GDPR authorizes fines for certain violations of up to 4% of global annual revenue or €20 million, whichever is greater. Recent legal developments in Europe have created further complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. Most recently, in July 2020, the Court of Justice the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to the United States. While the CJEU upheld the adequacy of standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances.
Further, the United Kingdom’s decision to leave the EU has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the United Kingdom’s national law. These recent developments will require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses and other mechanisms cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we do business, the geographical location or segregation of our relevant operations, and could adversely affect our financial results.
All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training associates and engaging consultants, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on our results of operations, financial condition and cash flows. Any failure or perceived failure by us to comply with any applicable federal, state or similar foreign laws and regulations relating to data privacy and security could result in damage to our reputation and our relationship with our customers, as well as proceedings or litigation by governmental agencies or customers, including class action privacy litigation in certain jurisdictions, which could subject us to significant fines, sanctions, awards, penalties or judgments, any of which could have a material adverse effect on our results of operations, financial condition and cash flows.
We may be impacted by our ability to comply with regulatory requirements.
We are subject to numerous regulatory requirements. Our policies, procedures and internal controls are designed to comply with all applicable foreign and domestic laws and regulations, including those required by the Sarbanes-Oxley Act of 2002, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the SEC and the New York Stock Exchange (the “NYSE”), among others. Although we have put in place policies and procedures aimed at ensuring legal and regulatory compliance, our associates, subcontractors, vendors, licensees, franchisees and other third parties could take actions that violate these laws and regulations. Any violations of such laws or regulations could have an adverse effect on our reputation, market price of our common stock, results of operations, financial condition and cash flows.
It can be difficult to comply with sometimes conflicting regulations in local, national or foreign jurisdictions as well as new or changing regulations. Also, changes in such laws could make operating our business more expensive or require us to change the way we do business. For example, changes in product safety or other consumer protection laws could lead to increased costs for certain merchandise, or additional labor costs associated with readying merchandise for sale. It may be difficult for us to oversee regulatory changes impacting our business, and our responses to changes in the law could be costly and may negatively impact our operations.
We may be adversely impacted by certain compliance or legal matters.
We, along with third parties we do business with, are subject to complex compliance and litigation risks. Actions filed against us from time to time include commercial, tort, intellectual property, customer, employment, wage and hour, data privacy, securities, anti-corruption and other claims, including purported class action lawsuits. In addition, notwithstanding our adoption of CDC-recommended guidelines and preventative efforts to

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ensure the health and safety of our customers and employees, it is possible that our customers and employees may contract COVID-19 while at our stores or facilities, which could subject us to litigation. The cost of defending against these types of claims against us or the ultimate resolution of such claims, whether by settlement or adverse court decision, may harm our business. Further, potential claimants may be encouraged to bring suits based on a settlement from us or adverse court decisions against us. We cannot currently assess the likely outcome of such suits, but if the outcome were negative, it could have a material adverse effect on our reputation, results of operations, financial condition and cash flows.
In addition, we may be impacted by litigation trends, including class action lawsuits involving consumers and shareholders, that could have a material adverse effect on our reputation, the market price of our common stock, results of operations, financial condition and cash flows.
We may be impacted by changes in taxation, trade and other regulatory requirements.
We are subject to income tax in local, national and international jurisdictions. In addition, our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. We are also subject to the examination of our tax returns and other tax matters by the Internal Revenue Service and other tax authorities and governmental bodies. We plan to regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of our provision for taxes. There can be no assurance as to the outcome of these examinations. Fluctuations in tax rates and duties, changes in tax legislation or regulation or adverse outcomes of these examinations could have a material adverse effect on our results of operations, financial condition and cash flows.
There is increased uncertainty with respect to tax policy and trade relations between the U.S. and other countries, including as a result of any executive action taken or legislative priorities set by the current Biden administration. Major developments in tax policy or trade relations, such as the imposition of unilateral tariffs on imported products, could have a material adverse effect on our results of operations, financial condition and cash flows.
Risks Relating to Our Common Stock
Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.
Prior to the Separation, there will have been no trading market for shares of our common stock. An active trading market may not develop or be sustained for our common stock after the Separation, and we cannot predict the prices at which our common stock will trade after the Separation. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:
•	Fluctuations in our quarterly or annual earnings results or those of other companies in our industry;
•	Failures of our operating results to meet the estimates of securities analysts or the expectations of our stockholders, or changes by securities analysts in their estimates of our future earnings;
•	Announcements by us or our customers, suppliers or competitors;
•	Changes in market valuations or earnings of other companies in our industry;
•	Changes in laws or regulations which adversely affect our industry or us;
•	General economic, industry and stock market conditions;
•	Future significant sales of our common stock by our stockholders or the perception in the market of such sales;
•	Future issuances of our common stock by us; and
•	The other factors described in these “Risk Factors” and elsewhere in this information statement.
These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of

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a stock has been volatile, holders of that stock have instituted securities class action litigation against the Company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.
A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.
Upon completion of the Separation, we estimate that we will have outstanding an aggregate of approximately     shares of our common stock (based on shares of LB common stock outstanding on    , 2021). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our directors and executive officers, can be sold subject to volume, manner of sale and notice provisions of Rule 144 under the Securities Act. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately     shares of our common stock immediately following the Separation. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Separation. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive in the Separation. In addition, other LB stockholders may sell the shares of our common stock they receive in the Separation for various reasons. For example, such stockholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives.
Because our common stock may not be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.
A portion of LB’s outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index and other stock indices. Based on a review of publicly available information as of    , 2021, we believe approximately   % of LB’s outstanding common stock is held by index funds. Because our common stock may not be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices at the time of the Separation, index funds currently holding shares of LB common stock will likely be required to sell the shares of our common stock they receive in the Separation. There may not be sufficient buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the Separation and, as a result, the price of our common stock could be adversely affected.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and certain provisions of Delaware law could delay or prevent a change in control of VS.
The existence of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could discourage, delay or prevent a change in control of VS that a stockholder may consider favorable. These include provisions:
•	Providing the right to our Board of Directors to issue one or more classes or series of preferred stock without stockholder approval;
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Authorizing a large number of shares of stock that are not yet issued, which would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

•	Prohibiting stockholders from taking action by written consent; and

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Establishing advance notice and other requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by stockholders at the annual stockholder meetings.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board of Directors determines is not in our and our stockholders’ best interests. See “Description of Capital Stock.”
Our amended and restated bylaws will designate Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.
Pursuant to our amended and restated bylaws, as will be in effect upon the completion of the Separation, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our directors or officers or other employees or agents to us or to our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against us or any of our directors or officers or other employees or agents arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law. These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting only federal law claims under the Securities Act or the Exchange Act, regardless of whether the state courts in the State of Delaware have jurisdiction over those claims. The forum selection clause in our amended and restated bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.
Your percentage ownership in VS may be diluted in the future.
In the future, your percentage ownership in VS may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers, employees and other service providers. Our compensation committee may grant additional equity awards to our employees and other service providers after the Separation. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we may issue additional equity awards to our employees and other service providers under our employee compensation and benefit plans.
In addition, our amended and restated certificate of incorporation authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our Board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”
Our common stock is and will be subordinate to all of our future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.
Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any class or series of preferred stock that our Board of

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Directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders.
We cannot assure you that our Board of Directors will declare dividends in the foreseeable future.
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant. We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein.

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THE SEPARATION
General
On May 11, 2021, LB announced that it was moving forward with a plan to distribute to LB’s stockholders all of the shares of common stock of VS through the Separation, including the Restructuring and the Distribution. VS is currently a wholly owned subsidiary of LB and, at the time of the Distribution, LB will hold, through its subsidiaries, certain assets and liabilities associated with the Spin Business. The Separation will be achieved through the transfer of certain assets and liabilities of the Spin Business to VS or its subsidiaries through the Restructuring and the distribution of 100% of the outstanding capital stock of VS to holders of LB common stock on the record date of    , 2021. At the effective time of the Distribution, LB stockholders will receive one share of VS common stock for every    shares of LB common stock held on the record date. The Separation is expected to be completed on    , 2021. Immediately following the Separation, LB stockholders as of the record date will own 100% of the outstanding capital stock of VS. Following the Separation, VS will be an independent, publicly traded company, and LB will retain no ownership interest in VS.
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with LB after the Separation. These agreements will provide for the allocation between us and LB of the assets, liabilities and obligations of LB and its subsidiaries, and will govern the relationship between VS and LB after the Separation. In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with LB include:
•	Tax Matters Agreement;
•	L Brands to VS Transition Services Agreement;
•	VS to L Brands Transition Services Agreement;
•	Employee Matters Agreement;
•	Domestic Transportation Services Agreement; and
•	Certain other commercial arrangements.
The Separation as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below. We cannot provide any assurances that LB will complete the Separation.
Reasons for the Separation
The LB Board of Directors believes separating the Spin Business from LB’s other businesses is in the best interests of LB and its stockholders and has concluded the Separation will provide LB and VS with a number of potential opportunities and benefits, including the following:
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Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its business.

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Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

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Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in our business will have the opportunity to acquire stock of VS.

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Employee Incentives and Retention. Enable each company to better incentivize, attract, and retain key employees through the use of equity compensation. Separating the two businesses will allow each company to design stock option and similar programs that better incentivize management to enhance business performance because the stock price performance of each company will be based on the performance of its own business.

While a number of potential costs and risks were also considered, including, among others, risks relating to the creation of a new public company, such as increased costs from operating as a separate public company, the risk of volatility in our stock price immediately following the Distribution due to sales by LB’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, potential disruptions to each business, the loss of synergies, scale and joint purchasing power, increased administrative costs, one-time separation costs, the fact that each company will be less diversified following the Separation, and the potential inability to realize the anticipated benefits of the Separation, it was nevertheless determined that the potential benefits of the Separation outweighed the potential costs and risks in connection therewith and provided the best opportunity to achieve the above benefits and enhance stockholder value.
The financial terms of the Separation, including the new indebtedness expected to be incurred by VS or entities that are, or will become, prior to the completion of the Separation, subsidiaries of VS, and the amount of the LB Cash Payment has been, or will be, determined by the LB Board of Directors based on a variety of factors, including establishing an appropriate pro forma capitalization for VS as a stand-alone company considering the historical earnings of the Spin Business and the level of indebtedness relative to earnings of various comparable companies.
The Number of Shares You Will Receive
For every    shares of LB common stock you own as of the close of business on    , 2021, the record date for the Distribution, you will receive one share of VS common stock on the Distribution Date.
Treatment of Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock to LB stockholders. Instead, as soon as practicable on or after the Distribution Date, the distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient stockholders for U.S. federal income tax purposes as described below in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution—The Distribution.”
When and How You Will Receive the Distribution of VS Shares
LB will distribute the shares of our common stock on    , 2021 to holders of record as of the close of business on the record date for the Distribution. The Distribution is expected to be completed following the market closing on the Distribution Date. LB’s transfer agent and registrar, AST, will serve as transfer agent and registrar for the VS common stock and as distribution agent in connection with the Distribution.
If you own LB common stock as of the close of business on the record date for the Distribution, the shares of VS common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date, to your account as follows:

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Registered Stockholders. If you own your shares of LB stock directly, either in book-entry form through an account at AST and/or if you hold paper stock certificates, you will receive your shares of VS common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in the Distribution.

On or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of shares of VS common stock that have been registered in book-entry form in your name.
Stockholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact AST at the address set forth in “Summary—Questions and Answers About the Separation” in this information statement.
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Beneficial Stockholders. Many LB stockholders hold their shares of LB common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your LB common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of VS common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Outstanding Equity Compensation Awards
In connection with the Separation, outstanding LB equity awards will generally be equitably adjusted in a manner that is intended to preserve the aggregate intrinsic value of such awards as of immediately before and after the Distribution.
Specifically, we intend that, in connection with the Separation, (i) outstanding LB equity awards held by individuals who will continue to be employed by or provide services to LB as well as former VS employees will be equitably adjusted to reflect the difference in the value of LB common stock before and after the Distribution in a manner that is intended to preserve the overall intrinsic value of the awards by taking into account the relative value of LB common stock before and after the Distribution, and (ii) outstanding LB equity awards held by individuals who are then-currently employed by or otherwise providing services to VS, or whose employment or engagement will be transferred to VS in connection with and prior to the Separation, will be converted into equity awards that will be settled in shares of VS common stock in a manner intended to equitably preserve the overall intrinsic value of the converted equity awards by taking into account the relative value of LB common stock before the Distribution and the value of VS common stock after the Distribution.
In addition, any LB equity awards held by employees who are intended to transfer to VS following the Distribution Date (including in connection with any transition services) will be treated in the same manner as other LB employees on the Distribution Date, as described above. Upon the transfer of their employment to VS following the Distribution Date, VS will be required to grant such employees VS equity awards to replace any LB equity awards forfeited by such employees in connection with the transfer of their employment. These replacement VS equity awards will have a value equal to the intrinsic value of the applicable forfeited LB equity awards, determined in the manner set forth in the Employee Matters Agreement.
Results of the Separation
After the Separation, we will be an independent, publicly traded company that directly or indirectly holds certain assets and liabilities of the Spin Business. Immediately following the Separation, we expect to have approximately    stockholders of record, based on the number of registered stockholders of LB common stock on    , 2021, applying a distribution ratio of one share of our common stock for every    shares of LB common stock. We expect to have approximately     shares of VS common stock outstanding. The actual number of shares to be distributed will be determined on the record date.
Before the completion of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with LB to effect the Separation and provide a framework for our relationship with LB after the Separation. These agreements will provide for the allocation between VS and LB of LB’s assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee

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matters, tax matters, domestic transportation services matters, and certain commercial arrangements). For a more detailed description of these agreements, see “—Agreements with LB” below. The Separation will not affect the number of outstanding shares of LB common stock or any rights of LB stockholders.
Incurrence of Debt
We intend to enter into new financing arrangements in anticipation of the Separation consisting of senior secured notes and/or term loan facilities and a revolving facility. We expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we intend to use to make the LB Cash Payment and to pay related fees and expenses. We expect our revolving facility to be undrawn at the Separation.
Following the Separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, the Separation may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation—Following the Separation, we will have debt obligations that could restrict our business and adversely impact our results of operations, financial condition or cash flows. In addition, the separation of our business from LB may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.”
Material U.S. Federal Income Tax Consequences of the Distribution
The following is a discussion of the material U.S. federal income tax consequences of the Distribution to U.S. Holders (as defined below) of LB common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of LB common stock that is for U.S. federal income tax purposes:
•	A citizen or resident of the U.S.;
•	A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state therein or the District of Columbia; or
•	An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
This discussion addresses only the consequences of the Distribution to U.S. Holders that hold LB common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that stockholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:
•	A financial institution, regulated investment company or insurance company;
•	A tax-exempt organization;
•	A dealer or broker in securities, commodities or foreign currencies;
•	A stockholder that holds LB common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;
•	A stockholder that holds LB common stock in a tax-deferred account, such as an individual retirement account; or
•	A stockholder that acquired LB common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.
If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds LB common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding LB common stock should consult its tax adviser.

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A U.S. Holder who acquired different blocks of LB common stock at different times and at different prices generally must apply the rules described in the following sections separately to each identifiable block of shares of LB common stock. A U.S. Holder who holds LB common stock with differing bases or holding periods should consult its tax adviser.
This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Distribution. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the Distribution. Accordingly, each holder of LB common stock should consult his, her or its tax adviser to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Distribution to such holder.
Tax Opinion
The consummation of the Separation, along with certain related transactions, is conditioned upon the receipt of the opinion of Davis Polk & Wardwell LLP substantially to the effect that the Distribution, together with certain related transactions, will qualify as a generally tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a generally tax-free distribution within the meaning of Section 355 of the Code, and the distribution by LB of the proceeds from the LB Cash Payment to its creditors in retirement of outstanding LB indebtedness or to LB stockholders in repurchase of, or distribution with respect to, shares of LB common stock, should qualify as money distributed to LB creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Code, which we refer to as the “Tax Opinion.” In rendering the Tax Opinion to be given as of the closing of the Separation, which we refer to as the “Closing Tax Opinion,” Davis Polk & Wardwell LLP will rely on (i) customary representations and covenants made by us and LB, including those contained in certificates of officers of us and LB, and (ii) specified assumptions, including an assumption regarding the completion of the Separation and certain related transactions in the manner contemplated by the transaction agreements. In addition, Davis Polk & Wardwell LLP’s ability to provide the Closing Tax Opinion will depend on the absence of changes in existing facts or law between the date of this information statement and the closing date of the Distribution. If any of the representations, covenants or assumptions on which Davis Polk & Wardwell LLP will rely is inaccurate, Davis Polk & Wardwell LLP may not be able to provide the Closing Tax Opinion or the tax consequences of the Distribution could differ from those described below. The opinions of Davis Polk & Wardwell LLP do not preclude the IRS or the courts from adopting a contrary position.
The Distribution
Assuming that the Distribution, together with certain related transactions, will qualify as a generally tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a generally tax-free distribution within the meaning of Section 355 of the Code, and that the Restructuring steps will qualify as transactions that are tax-free for U.S. federal income tax purposes, in general, for U.S. federal income tax purposes:
•	Subject to limited exceptions, the Distribution will not result in the recognition of income, gain or loss to LB or us;
•	No gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of LB common stock upon the receipt of our common stock in the Distribution;
•
The aggregate tax basis of the shares of our common stock distributed in the Distribution to a U.S. Holder of LB common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of LB common stock immediately before such Distribution between such LB common stock and our common stock in proportion to the relative fair market value of each immediately following the Distribution;

•
The holding period of any shares of our common stock received by a U.S. Holder of LB common stock in the Distribution will include the holding period of the shares of LB common stock held by a U.S. Holder prior to the Distribution; and

•	A U.S. Holder of LB common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such

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fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the LB common stock is more than one year as of the closing date of the Distribution.
In general, if the Distribution, together with certain related transactions, does not qualify as a generally tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a generally tax-free distribution within the meaning of Section 355 of the Code, the Distribution will be treated as a taxable dividend to holders of LB common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of LB’s earnings and profits. In addition, if the Separation does not qualify as a tax-free transaction, LB will recognize significant taxable gain, which could result in significant tax to LB.
Even if the Separation were otherwise to qualify as a generally tax-free transaction, the Distribution will be taxable to LB under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of LB or our common stock is acquired as part of a plan or series of related transactions that includes the Distribution. If Section 355(e) applies as a result of such an acquisition, LB would recognize taxable gain as described above, but the Distribution would generally be tax-free to you. Under some circumstances, the Tax Matters Agreement would require us to indemnify LB for the tax liability associated with the taxable gain. See “—Agreements with LB—Tax Matters Agreement.”
Under the Tax Matters Agreement, we will generally be required to indemnify LB for the resulting taxes in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “—Agreements with LB—Tax Matters Agreement”). If the Separation were to be taxable to LB, the liability for payment of such tax by LB or by us under the Tax Matters Agreement could have a material adverse effect on LB or us, as the case may be.
Information Reporting and Backup Withholding
U.S. Treasury regulations generally require holders who own at least 5% of the total outstanding stock of LB (by vote or value) and who receive our common stock pursuant to the Distribution to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. LB and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of LB common stock in lieu of fractional shares of our common stock in the Distribution may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.
Appraisal Rights
No LB stockholder will have any appraisal rights in connection with the Separation.
Listing and Trading of Our Common Stock
As of the date of this information statement, there is no public market for our common stock. We expect to apply for listing of our common stock on the NYSE under the ticker symbol “VSCO.”
Trading Between Record Date and Distribution Date
Beginning on the record date for the Distribution and continuing up to and including the Distribution Date, we expect there will be two markets in LB common stock: a “regular-way” market and an “ex-distribution” market. Shares of LB common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of VS common stock in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of VS common stock in the Distribution. Therefore, if you sell shares of LB common stock in the “regular-way” market after the close of business on the record date for the

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Distribution and up to and including the Distribution Date, you will be selling your right to receive shares of VS common stock in the Distribution. If you own shares of LB common stock as of the close of business on the record date for the Distribution and sell those shares in the “ex-distribution” market, up to and including the Distribution Date, you will still receive the shares of VS common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of LB common stock that you sold.
Furthermore, beginning on    , 2021 and continuing up to and including the Distribution Date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of VS common stock that will be distributed to LB stockholders on the Distribution Date. If you own shares of LB common stock as of the close of business on the record date, you would be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of VS common stock, without trading the shares of LB common stock you own, in the “when-issued” market. On the first trading day following the Distribution Date, we expect “when-issued” trading with respect to VS common stock will end and “regular-way” trading in VS common stock will begin.
Conditions to the Distribution
We expect the Distribution will be effective on    , 2021, the Distribution Date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions will have been satisfied or waived by LB in its sole discretion:
•
The Separation-related restructuring and financing transactions contemplated by the Separation and Distribution Agreement, including the LB Cash Payment, will each have been completed, and LB shall be satisfied in its sole and absolute discretion that, as of the effective time of the Distribution, it shall have no liability whatsoever under such financing transactions;

•
The LB Board of Directors will have approved the Distribution and will not have abandoned the Distribution or terminated the Separation and Distribution Agreement at any time prior to the Distribution;

•
The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement, or a notice of Internet availability thereof, will have been mailed to the holders of LB common stock as of the record date for the Distribution;

•
All actions and filings necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken or made and, where applicable, become effective or accepted;

•	Our common stock to be delivered in the Distribution will have been approved for listing on the NYSE, subject to official notice of issuance;
•
The VS Board of Directors, as named in this information statement, will have been duly elected, and the amended and restated certificate of incorporation and amended and restated bylaws of VS, in substantially the form attached as exhibits to the registration statement of which this information statement is a part, will be in effect;

•	Each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;
•
LB will have received the opinion of Davis Polk & Wardwell LLP (which will not have been revoked or modified in any material respect), reasonably satisfactory to LB, to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a generally tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a generally tax-free distribution within the meaning of Section 355 of the Code and the distribution by LB of the proceeds from the LB Cash Payment to its creditors in retirement of outstanding LB

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indebtedness or to LB stockholders in repurchase of, or distribution with respect to, shares of LB common stock, should qualify as money distributed to LB creditors or stockholders in connection with the reorganization for purposes of Section 361(b) of the Code (the “Tax Opinion Condition”);
•
An independent appraisal firm acceptable to LB will have delivered one or more opinions to the LB Board of Directors concerning the solvency and capital adequacy matters of each of (a) LB and its subsidiaries prior to the consummation of the Distribution and (b) LB and its subsidiaries and VS and its subsidiaries after consummation of the Distribution, and such opinions will be acceptable in form and substance to the LB Board of Directors in its sole and absolute discretion and such opinions will not have been withdrawn or rescinded;

•
No applicable law will have been adopted, promulgated or issued that prohibits the consummation of the Distribution or any of the other transactions contemplated by the Separation and Distribution Agreement or an ancillary agreement contemplated by the Separation and Distribution Agreement;

•	Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the Distribution, will have been obtained;
•	VS shall have entered into a registration rights agreement with certain stockholders of LB;
•
No event or development will have occurred or exist that, in the judgment of the LB Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or any of the other transactions contemplated by the Separation and Distribution Agreement or an ancillary agreement contemplated by the Separation and Distribution Agreement; and

•
Certain necessary actions to complete the Separation will have occurred, including that LB will have entered into a distribution agent agreement with a distribution agent or otherwise provided instructions to a distribution agent regarding the Distribution.

The fulfillment of the foregoing conditions will not create any obligations on LB’s part to effect the Separation, and the LB Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.
We cannot assure you that all of the conditions will be satisfied or waived. In addition, if the Distribution is completed and the LB Board of Directors waived any such condition, such waiver could have a material adverse effect on LB’s and VS’s respective business, financial condition or results of operations, the trading price of VS common stock, or the ability of stockholders to sell their shares after the Distribution, including, without limitation, as a result of illiquid trading due to the failure of VS common stock to be accepted for listing or litigation relating to any preliminary or permanent injunctions sought to prevent the consummation of the Distribution. See “—Material U.S. Federal Income Tax Consequences of the Distribution—The Distribution” above for a discussion of the U.S. federal income tax consequences for LB and its stockholders that may arise if LB waives the Tax Opinion Condition and the Distribution is treated as a taxable transaction for U.S. federal income tax purposes.
Agreements with LB
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with LB to effect the Separation and provide a framework for our relationships with LB after the Separation. These agreements will provide for the allocation between us and LB of the assets, liabilities and obligations of LB and its subsidiaries, and will govern the relationships between VS and LB subsequent to the Separation (including with respect to transition services, employee matters, tax matters, domestic transportation services matters, and certain commercial arrangements).
In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to the Separation and the distribution of our shares of common stock to LB stockholders), these agreements include, among others:
•	Tax Matters Agreement;
•	L Brands to VS Transition Services Agreement;
•	VS to L Brands Transition Services Agreement;

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•	Employee Matters Agreement;
•	Domestic Transportation Services Agreement; and
•	Certain other commercial arrangements.
The forms of the principal agreements described below are expected to be filed as exhibits to the registration statement of which this information statement forms a part. The following descriptions of these agreements are summaries of the material terms of these agreements.
The Separation and Distribution Agreement
The Separation and Distribution Agreement will govern the overall terms of the Separation. Generally, the Separation and Distribution Agreement will include LB’s and our agreements relating to the restructuring steps to be taken to complete the Separation, including the assets and rights to be transferred, liabilities to be assumed and related matters.
Subject to the receipt of required governmental and other consents and approvals and the satisfaction of other closing conditions, in order to accomplish the Separation, the Separation and Distribution Agreement will provide for LB and us to transfer specified assets between the companies that will operate the Spin Business after the Distribution, on the one hand, and LB’s remaining businesses, on the other hand. The Separation and Distribution Agreement will require LB and us to use commercially reasonable efforts to obtain consents, approvals and amendments required to assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement.
Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the Distribution, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective, would adversely affect the rights of the transferor thereunder or would violate any applicable law, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, and take such other action in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred prior to the Distribution.
In addition, we will also grant and receive licenses under certain intellectual property in connection with the Separation and Distribution Agreement, which will generally provide us and LB the freedom to continue operating our respective businesses following the Distribution, including as follows:
•
We will grant LB a non-exclusive, worldwide, perpetual, irrevocable, fully paid-up and royalty-free license to certain intellectual property transferred to us in connection with the Separation but used by LB in its business as of the Distribution in order for LB to continue operating its business.

•
We will receive from LB a non-exclusive, worldwide, perpetual, irrevocable, fully paid-up and royalty-free license to certain intellectual property retained by LB but used in the Spin Business as of the Distribution in order for us to continue operating the Spin Business.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by LB prior to the completion of the Separation, which are described further above in “—Conditions to the Distribution.” In addition, LB will have the right to determine the date and terms of the Separation, and will have the right, at any time until completion of the Distribution, to determine to abandon or modify the Distribution and to terminate the Separation and Distribution Agreement.
In addition, the Separation and Distribution Agreement will govern the treatment of indemnification, insurance and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Spin Business with us and financial responsibility for the obligations and liabilities of LB’s retained businesses with LB. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.

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Tax Matters Agreement
In connection with the Separation, we and LB will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of the failure of the Distribution (and certain related transactions) to qualify for tax-free treatment for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.
In general, the Tax Matters Agreement will govern the rights and obligations that we and LB have after the Separation with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, LB generally will be responsible for all of our pre-closing taxes that are reported on combined tax returns with LB or any of its affiliates, all of our pre-closing income taxes that are reported on tax returns that include only us and/or our subsidiaries (“separate tax returns”) for taxable years that end before the Separation and all of our pre-closing non-income taxes that are reported on separate tax returns. We will generally be responsible for all other taxes that are reported on separate tax returns.
In the Tax Matters Agreement, we will also agree to certain covenants that contain restrictions intended to preserve the tax-free treatment of the Distribution. We may take certain actions prohibited by these covenants only if we obtain and provide to LB a ruling from the IRS or an opinion from a tax adviser acceptable to LB in its sole discretion, in each case, to the effect that such action will not jeopardize the tax-free treatment of these transactions, or if we obtain prior written consent of LB, in its sole and absolute discretion, waiving such requirement. We will be barred from taking any action, or failing to take any action, where such action or failure to act adversely affects or could reasonably be expected to adversely affect the tax-free treatment of the Distribution, for all relevant time periods. In addition, these covenants will include specific restrictions on our:
•	Discontinuing the active conduct of our trade or business;
•	Issuance or sale of stock or other securities (including securities convertible into our stock but excluding certain compensatory arrangements);
•
Amending our certificate of incorporation (or other organizational documents) or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our common stock; and

•	Entering into certain corporate transactions that could jeopardize the tax-free treatment of the Distribution.
We will generally agree to indemnify LB against any and all tax-related liabilities incurred by them relating to the Distribution to the extent caused by any action undertaken by us. The indemnification will apply even if LB has permitted us to take an action that would otherwise have been prohibited under the tax-related covenants described above.
L Brands to VS Transition Services Agreement
The L Brands to VS Transition Services Agreement will set forth the terms on which LB will provide to VS, on a transitional basis, certain services or functions that the companies historically have shared. The transition services will include various services or functions, many of which currently use a shared technology platform, including human resources, payroll, certain logistics functions and information technology services, generally for a period of up to two years following the Distribution for all such services other than information technology services, which will be provided for a period of up to three years following the Distribution. Compensation for the transition services will be determined using several billing methodologies, including customary billing, pass-through billing, percent of sales billing or fixed fee billing. The L Brands to VS Transition Services Agreement will provide that VS may, subject to certain conditions, terminate any or all of the services, or any part of a service, upon 60 days’ prior written notice to LB. LB may, subject to certain conditions, terminate a service if the performance of such service subjects LB to a reasonable risk of violating applicable law or would reasonably be expected to materially and adversely affect LB’s business, in each case upon providing VS with reasonable prior written notice. VS will indemnify LB from liabilities for claims arising from the L Brands to VS Transition Services Agreement, including LB’s provision of the services, VS’s use of the services or breach of the agreement, or from VS’s gross negligence, fraud or willful misconduct. LB will

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indemnify VS from liabilities for claims arising from LB’s breach of the agreement or from LB’s gross negligence, fraud or willful misconduct. Subject to certain customary exceptions, LB’s maximum aggregate liability under the L Brands to VS Transition Services Agreement will be limited to the fees actually received by LB under the agreement.
VS to L Brands Transition Services Agreement
The VS to L Brands Transition Services Agreement will set forth the terms on which VS will provide to LB, on a transitional basis, certain services or functions transferred to us in connection with the Separation that the companies have historically shared. The transition services will include various services or functions, including information technology, certain logistics functions, customer marketing and customer call center services, generally for a period of up to two years following the Distribution for all such services other than information technology services, which will be provided for a period of up to three years following the Distribution. Compensation for the transition services will be determined using several billing methodologies, including customary billing, pass-through billing, percent of sales billing or fixed fee billing. The VS to L Brands Transition Services Agreement will provide that LB may, subject to certain conditions, terminate any or all of the services, or any part of a service, upon 60 days’ prior written notice to VS. VS may, subject to certain conditions, terminate a service if the performance of such service subjects VS to a reasonable risk of violating applicable law or would reasonably be expected to materially and adversely affect the Spin Business, in each case upon providing LB with reasonable prior written notice. LB will indemnify VS from liabilities for claims arising from the VS to L Brands Transition Services Agreement, including VS’s provision of the services, LB’s use of the services or breach of the agreement, or from LB’s gross negligence, fraud or willful misconduct. VS will indemnify LB from liabilities for claims arising from VS’s breach of the agreement or from VS’s gross negligence, fraud or willful misconduct. Subject to certain customary exceptions, VS’s maximum aggregate liability under the VS to L Brands Transition Services Agreement will be limited to the fees actually received by VS under the agreement.
Employee Matters Agreement
We intend to enter into an Employee Matters Agreement with LB prior to the Separation that will govern each company’s respective compensation and benefit obligations with respect to current and former employees, directors and consultants. The Employee Matters Agreement will set forth general principles relating to employee matters in connection with the Separation, such as the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and duplication or acceleration of benefits.
The Employee Matters Agreement generally will allocate liabilities and responsibilities relating to employment, compensation and benefits-related matters, with (i) LB generally retaining liabilities (both pre- and post-Distribution) and responsibilities with respect to (a) LB employees and participants who will remain with (or who will otherwise transfer to) LB and former employees who were last actively employed by LB primarily in its business and (b) benefit plans and programs sponsored by LB and (ii) VS assuming liabilities (both pre- and post-Distribution) and responsibilities with respect to (a) employees and participants who will transfer with VS in connection with the Separation and former employees who were last actively employed primarily in the Spin Business and (b) benefit plans and programs sponsored by VS. The Employee Matters Agreement will provide that, following the Distribution, VS active employees generally will no longer participate in benefit plans sponsored or maintained by LB and will commence participation in VS benefit plans, subject to the terms of the L Brands to VS Transition Services Agreement.
In addition, during the 24 month period following the Separation (or, for employees providing transition services under the L Brands to VS Transition Services Agreement or the VS to L Brands Transition Services Agreement, as applicable, through the date on which the applicable transition service period ends, if later), each of LB and VS will be subject to mutual nonsolicit and no hire restrictions, subject to certain exceptions set forth in the Employee Matters Agreement.
Effective on or prior to the Distribution, except as otherwise expressly provided in the Employee Matters Agreement, the L Brands to VS Transition Services Agreement or otherwise agreed between LB and VS, to the extent not already employed by VS or one of its applicable subsidiaries, the employment of each VS employee

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will be transferred to VS or one of its applicable subsidiaries, and VS or one of its subsidiaries will generally assume responsibility for any individual employment, retention, severance or similar agreements applicable to such VS employee. Any employees who transfer to VS following the Distribution Date (including in connection with any transition services) will be deemed a VS employee as of the date of such transfer.
Each VS employee participating in a cash bonus plan maintained by LB in respect of the spring 2021 performance period will remain eligible to receive such cash bonus award, subject to the terms of the applicable bonus plan and actual achievement of applicable performance goals determined as of the end of the performance period. The actual spring 2021 cash bonuses payable to VS employees will be paid by VS in accordance with the terms of the applicable LB cash bonus plan, and LB will reimburse VS for the aggregate cost of the Spring 2021 bonuses paid by VS to VS employees. The Employee Matters Agreement will also set forth the treatment of any outstanding equity awards. For additional details regarding the treatment of outstanding equity awards in connection with the Separation, see “Separation—Treatment of Outstanding Equity Compensation Awards” above.
Domestic Transportation Services Agreement
In connection with the Separation, we intend to enter into a Domestic Transportation Services Agreement with a subsidiary of LB pursuant to which LB’s subsidiary will continue to provide transportation services for certain personal care and apparel merchandise of the Spin Business in the United States and Canada for an initial term of three years following the Distribution, which term will thereafter continuously renew unless and until we or LB’s subsidiary elect to terminate the arrangement upon 18 or 36 months’ prior written notice, respectively. LB’s subsidiary will indemnify VS from liabilities for claims arising from such subsidiary’s breach of the agreement, such subsidiary’s violation of applicable law or such subsidiary’s gross negligence, fraud or willful misconduct. VS will indemnify LB’s subsidiary from liabilities for claims arising from VS’s use of the services or breach of the agreement, the merchandise of the Spin Business subject to the agreement, VS’s violation of applicable law or VS’s gross negligence, fraud or willful misconduct. Subject to certain customary exceptions, the maximum aggregate liability of each of VS and LB’s subsidiary under the Domestic Transportation Services Agreement in any calendar year will be limited to $7,500,000. LB’s subsidiary’s maximum liability for lost, damaged, destroyed or stolen VS products under the agreement will be an amount in the mid six figures per occurrence or an amount in the mid seven figures per calendar year.
Commercial Arrangements
We intend to enter into certain other commercial arrangements with LB in connection with the Separation. These commercial arrangements will include a campus security and emergency operations services agreement pursuant to which VS or a subsidiary thereof will continue to provide campus security and emergency operations services for LB for an initial term of three years following the Distribution, which term will thereafter continuously renew unless and until we or LB elect to terminate the arrangement upon 12 months’ prior notice. In addition, we intend to enter into an agreement for the shared ownership and use of certain aircraft, pursuant to which LB will operate the aircraft and charge the Spin Business for its share of the operating costs. We also intend to enter into an agreement pursuant to which LB will lease to VS a portion of one of LB’s distribution centers and an agreement pursuant to which LB will grant VS the right to use certain of LB’s formulas relating to certain fragrances in certain VS candle products. These agreements modify our historical intercompany arrangements, and we do not believe such commercial arrangements are material to the Spin Business.
Transferability of Shares of Our Common Stock
The shares of our common stock that you will receive in the Distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the Separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of LB on the Distribution Date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately     shares of our common stock immediately following the Separation. See “Ownership of Common Stock by Certain Beneficial Owners and Management” included elsewhere in this information statement. Our affiliates may sell shares of our common stock received in the Distribution only:
•	Under a registration statement that the SEC has declared effective under the Securities Act; or

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•	Under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.
In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:
•	One percent of our common stock then outstanding; or
•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.
Rule 144 also includes notice requirements and restrictions governing the manner of sale for sales by our affiliates. Sales may not be made under Rule 144 unless certain information about us is publicly available.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to LB stockholders who are entitled to receive shares of our common stock in the Distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither LB nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

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DIVIDEND POLICY
We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant. In addition, our ability to pay cash dividends on our capital stock may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

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CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of May 1, 2021 on a historical and pro forma basis to give effect to the Separation and other matters, as discussed in “The Separation.”
The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the Separation and the agreements which define our relationship with LB after the completion of the Separation. In addition, such adjustments are estimates and may not prove to be accurate.
You should read the information in the following table together with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the related notes included elsewhere in this information statement.
We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on May 1, 2021 and is not necessarily indicative of our future capitalization or financial condition.
	As of May 1, 2021
	Actual (Unaudited)	Pro Forma (Unaudited)
	(in millions)
Cash and cash equivalents(1)	$332	$250
Indebtedness:
Long-term debt(2)	—	975
Long-term debt due to related party(3)	97	—
Total indebtedness	97	975
Equity:
Common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, pro forma(4)	—	—
Paid-in capital(4)	—	95
Accumulated other comprehensive income	7	7
Net investment by L Brands. Inc.(4)	1,000	—
Total equity	1,007	102
Total capitalization	$1,104	$1,077
(1)	Reflects an expected cash amount of $250 million at Separation following receipt of debt proceeds and the cash transfer to LB (including the LB Cash Payment).
(2)
Reflects an estimated $1.0 billion of new long-term debt from senior secured notes and/or term loan facilities we expect to incur in connection with the Separation, less $25 million of estimated debt issuance costs.

(3)	Reflects that we will no longer have the related party note at the time of the Separation.
(4)
At Separation, LB’s net investment in us will be eliminated to reflect the distribution of our common stock to LB’s stockholders, at an exchange ratio of one share of our common stock for every     shares of LB common stock.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The unaudited pro forma combined financial statements consist of an unaudited pro forma combined statement of income (loss) for the thirteen weeks ended May 1, 2021 and for the year ended January 30, 2021 and an unaudited pro forma combined balance sheet as of May 1, 2021. The unaudited pro forma combined financial statements should be read in conjunction with our historical audited combined financial statements and the related notes, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The unaudited pro forma combined statement of income (loss) has been prepared to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or became effective as of February 2, 2020, the beginning of our most recently completed fiscal year. The unaudited pro forma combined balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of May 1, 2021. The unaudited pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Special Note Regarding Forward-Looking Statements.”
The unaudited pro forma combined financial statements presented below have been derived from our historical audited combined financial statements and the unaudited combined interim financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the Separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations. In addition, the unaudited pro forma combined financial statements are provided for illustrative and informational purposes only. The pro forma adjustments are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change.
LB did not account for us as, and we were not operated as, an independent, publicly traded company for the periods presented. Our unaudited pro forma combined financial statements have been prepared to reflect adjustments to our historical audited combined financial statements that are (1) directly attributable to the Pro Forma Transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma statement of income (loss), expected to have a continuing impact on our results of operations. The unaudited pro forma combined financial statements have been adjusted to give effect to the following (the “Pro Forma Transactions”):
•
The contribution by LB to us of certain of the assets and liabilities that comprise the Spin Business and the retention by LB of certain specified assets and liabilities reflected in our historical combined financial statements, in each case, pursuant to the Separation and Distribution Agreement;

•	The anticipated post-Separation capital structure, including: (i) the incurrence of debt and the LB Cash Payment; and (ii) the issuance of our common stock to holders of LB common stock;
•	The resulting elimination of LB’s net investment in us;
•	Transaction costs specifically related to the Separation; and
•
The impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, L Brands to VS Transition Services Agreement, VS to L Brands Transition Services Agreement, Employee Matters Agreement, Domestic Transportation Services Agreement and other agreements related to the Separation between us and LB and the provisions contained therein.

A final determination regarding our capital structure has not yet been made, and the Separation and Distribution Agreement, Tax Matters Agreement, L Brands to VS Transition Services Agreement, VS to L Brands Transition Services Agreement, Employee Matters Agreement, Domestic Transportation Services Agreement and certain other transaction agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.
The operating expenses reported in our historical audited combined statements of income (loss) and unaudited combined interim statements of income (loss) include allocations of certain LB costs, such as corporate costs, shared services, and other related costs that benefit us.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
As an independent, publicly traded company, we expect to incur additional recurring expenses. The significant assumptions involved in determining our estimates of the recurring costs of being an independent, publicly traded company include:
•	Costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;
•	Compensation, including equity-based awards, and benefits with respect to new and existing positions;
•	Depreciation and amortization related to incremental information technology infrastructure investments;
•	Insurance premiums; and
•	Changes in our overall facility costs.
Incremental recurring expenses attributable to these additional activities are estimated to be approximately $100 million before income taxes annually. A pro forma adjustment has not been made to the accompanying unaudited pro forma combined statement of income to reflect these additional expenses because they are projected amounts based on estimates that are not factually supportable.
We currently estimate that we will incur between     and     in capital expenditures and expense over a period of time to separate and implement information systems as we become an independent, publicly traded company. These estimated costs will consist of internal and external labor, software licensing, networking, security and physical infrastructure required to separate the current information technology capabilities (systems & infrastructure) in support of two independent companies. The accompanying unaudited pro forma combined statements of income (loss) and the unaudited pro forma combined balance sheet have not been adjusted for these estimated costs and capital expenditures as they are projected amounts based on estimates that are not factually supportable.
Subject to the terms of the Separation and Distribution Agreement, LB will pay all nonrecurring third-party costs and expenses related to the Separation and incurred prior to the completion of the Separation. Such nonrecurring amounts are expected to include investment banker fees (other than fees and expenses in connection with the debt financing), third-party legal and accounting fees, and similar costs. After the completion of the Separation, subject to the terms of the Separation and Distribution Agreement, the L Brands to VS Transition Services Agreement, the VS to L Brands Transition Services Agreement and other agreements entered into between LB and us in connection with the Separation, all costs and expenses related to the Separation incurred by either LB or us will be borne by the party incurring the costs and expenses unless otherwise agreed between LB and us.
Our retained cash balance is subject to adjustments prior to and following the completion of the Separation. The following unaudited pro forma combined balance sheet does not reflect any such adjustments, as the amounts are not currently determinable and would represent a financial projection.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Victoria’s Secret & Co.
Unaudited Pro Forma Combined Balance Sheet
As of May 1, 2021
(in millions, except par value amounts)
	Historical	Pro Forma Adjustments(1)	Pro Forma
ASSETS
Current Assets:
Cash and Cash Equivalents	$332	$ (82)(a)	$250
Accounts Receivable, Net	111	—	111
Due from Related Parties	2	—	2
Inventories	761	—	761
Prepaid Expenses	39	—	39
Other	54	—	54
Total Current Assets	1,299	(82)	1,217
Property and Equipment, Net	1,036	—	1,036
Operating Lease Assets	1,602	—	1,602
Trade Name	246	—	246
Deferred Income Taxes	13	(3)(c)	10
Other Assets	51	—	51
Total Assets	$4,247	$ (85)	$4,162
LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$366	$ —	$366
Accrued Expenses and Other	688	—	688
Current Operating Lease Liabilities	356	—	356
Income Taxes Payable	29	(7)(c)	22
Due to Related Parties	5	(1)(b)	4
Total Current Liabilities	1,444	(8)	1,436
Deferred Income Taxes	45	26(c)	71
Long-term Debt	—	975(f)	975
Long-term Debt due to Related Party	97	(97)(b)	—
Long-term Operating Lease Liabilities	1,541	—	1,541
Other Long-term Liabilities	113	(76)(c)	37
Total Liabilities	$3,240	$ 820	$4,060
Equity
Common stock, $0.01 par value; shares authorized, shares issued and outstanding, pro forma	—	(d)	—
Paid-in Capital	—	95(d)	95
Accumulated Other Comprehensive Income	7	—	7
Net Investment by L Brands. Inc.	1,000	(1,000)(d)	—
Total Equity	1,007	(905)	102
Total Liabilities and Equity	$4,247	$ (85)	$4,162
(1)	The change in our cost structure related to becoming an independent, publicly traded company is not reflected above.
See Notes to Unaudited Pro Forma Combined Financial Statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Victoria’s Secret & Co.
Unaudited Pro Forma Combined Statement of Income
Thirteen Weeks Ended May 1, 2021
(in millions, except per share amounts)
	Historical	Pro Forma Adjustments(1)	Pro Forma
Net Sales	$1,554	$ —	$1,554
Costs of Goods Sold, Buying and Occupancy	(882)	—	(882)
Gross Profit	672	—	672
General, Administrative and Store Operating Expenses	(446)	5(e)	(441)
Operating Income	226	5	231
Interest Expense	(1)	(11)(b)(f)	(12)
Income before Income Taxes	225	(6)	219
Provision for Income Taxes	51	(2)(c)	49
Net Income	$174	$ (4)	$170
Pro forma Net Income Per Share:
Basic	$	$	$
Diluted	$	$	$
Weighted Average Shares:
Basic
Diluted
(1)	The change in our cost structure related to becoming an independent, publicly traded company is not reflected above.
See Notes to Unaudited Pro Forma Combined Financial Statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Victoria’s Secret & Co.
Unaudited Pro Forma Combined Statement of Loss
Year Ended January 30, 2021
(in millions, except per share amounts)
	Historical	Pro Forma Adjustments(1)	Pro Forma
Net Sales	$5,413	$ —	$5,413
Costs of Goods Sold, Buying and Occupancy	(3,842)	—	(3,842)
Gross Profit	1,571	—	1,571
General, Administrative and Store Operating Expenses	(1,672)	4(e)	(1,668)
Operating Loss	(101)	4	(97)
Interest Expense	(6)	(48)(f)	(54)
Other Income	1	—	1
Loss before Income Taxes	(106)	(44)	(150)
Benefit for Income Taxes	(34)	(11)(c)	(45)
Net Loss	$(72)	$ (33)	$(105)
Pro forma Net Loss Per Share:
Basic	$		$
Diluted	$		$
Weighted Average Shares:
Basic
Diluted
(1)	The change in our cost structure related to becoming an independent, publicly traded company is not reflected above.
See Notes to Unaudited Pro Forma Combined Financial Statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Notes to Unaudited Pro Forma Combined Financial Statements
(a)	The following represents adjustments to reflect an expected cash amount of $250 million at Separation:
As of May 1, 2021
(in millions)
Cash Received from Incurrence of Debt	$1,000
Cash Transfer to LB at Separation	(1,057)
Cash Paid for Debt Issuance Costs	(25)
Total Pro Forma Adjustment to Cash	$(82)
(b)
At the time of the Separation, we will no longer have long-term debt due to related party of $97 million and associated accrued interest of $1 million. Accordingly, we have removed these amounts from the unaudited pro forma combined balance sheet as of May 1, 2021. Additionally, we have removed the related interest expense from the unaudited pro forma combined statement of income (loss) for the thirteen weeks ended May 1, 2021.

(c)
At the time of the Separation, LB will retain the net liabilities associated with uncertain tax positions related to LB’s various tax filings, the liability for the one time deemed mandatory repatriation as part of the Tax Cuts and Jobs Act of 2017 and certain deferred tax assets related to losses generated. Accordingly, we have made the following adjustments related to tax assets and liabilities in the unaudited pro forma combined balance sheet as of May 1, 2021:

As of May 1, 2021
(in millions)
Deferred Income Tax Assets	$(3)
Income Taxes Payable	(7)
Deferred Income Tax Liabilities	26
Other Long-Term Liabilities	(76)
The pro forma income tax expense (benefit) adjustment reflects a blended statutory tax rate of 26.0% based on statutory rates by jurisdiction. Management believes the blended statutory tax rate provides a reasonable basis for the pro forma adjustment. However, the effective tax rate of VS could be significantly different depending on actual operating results by jurisdiction and the application of enacted tax law to those specific results. The following summarizes the calculation of our pro forma income tax expense (benefit) adjustment in the unaudited pro forma combined statements of income (loss) for the thirteen weeks ended May 1, 2021 and for the year ended January 30, 2021:
	Thirteen Weeks Ended May 1, 2021	Year Ended January 30, 2021
	(dollars in millions)
Total Pro Forma Adjustments to Income (Loss) before Income Taxes	$(6)	$(44)
Blended Statutory Tax Rate	26.0%	26.0%
Total Pro Forma Adjustment to Income Taxes (Benefit)	$(2)	$(11)

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
(d)
Reflects the reclassification of LB’s net investment in us, which was recorded in net investment by LB, into additional paid-in-capital and common stock to reflect the assumed issuance of     million shares of our common stock with $0.01 par value per share pursuant to the Separation and Distribution Agreement immediately prior to the Separation. We have assumed the number of outstanding shares of our common stock based on the number of shares of LB common stock outstanding on May 1, 2021 and a distribution ratio of one share of our common stock for every    shares of LB common stock. The following summarizes the pro forma adjustment to additional paid-in capital:

As of May 1, 2021
(in millions)
Net Investment by LB	$1,000
Cash Transfer to LB at Separation	(1,057)
Long-Term Debt due Related to Party and Associated Accrued Interest	98
Adjustment Related to Tax Assets and Liabilities, Net	54
Total Pro Forma Adjustment to Additional Paid-In Capital	$ 95
(e)
Reflects the removal of $5 million for the thirteen weeks ended May 1, 2021 and $4 million for the year ended January 30, 2021 from the unaudited pro forma combined statements of income (loss), related to transaction costs paid to advisors, attorneys and other third parties directly related to the Separation. Transaction costs have been eliminated as these costs are directly attributable to the Separation and are not expected to have a continuing impact on our operating results following consummation of the Separation.

(f)
The adjustments assume that we will incur debt consisting of senior secured notes and/or term loan facilities and a revolving facility. We expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we intend to use to make the LB Cash Payment and to pay related fees and expenses. We currently estimate the debt will have an estimated weighted average interest rate of approximately 4.50%. The terms of such indebtedness are being negotiated and will be finalized prior to the Separation, and the pro forma adjustments may change accordingly. The adjustments also assume that we will incur estimated debt issuance fees of $25 million. We also expect to enter into a revolver facility, but no amount is expected to be drawn or used to fund the LB Cash Payment.

	Thirteen Weeks Ended May 1, 2021	Year Ended January 30, 2021
	(in millions)
Interest Expense on Total Debt at Estimated Weighted Average Rate of Approximately 4.50%	$(11)	$(45)
Amortization of Debt Issuance Costs	(1)	(3)
Total Interest Expense from Debt	$(12)	$(48)
A 1/8% variance in the estimated weighted average interest rate on the debt would change the annual interest expense by approximately $1 million.
(g)
Pro forma basic earnings per share (EPS) and pro forma basic weighted average number of shares outstanding are based on the number of LB basic weighted average shares outstanding for the thirteen weeks ended May 1, 2021, adjusted for a distribution ratio of one share of our common stock for every     shares of LB common stock.

(h)
Pro forma diluted EPS and pro forma diluted weighted average number of shares outstanding are based on the number of basic shares of our common stock as described in Note (g) above. The actual dilutive effect following the completion of the Separation will depend on various factors, including employees who may change employment between VS and LB and the impact of equity-based compensation arrangements. We cannot fully estimate the dilutive effects at this time.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
SELECTED HISTORICAL COMBINED FINANCIAL DATA
The following table presents our selected historical combined financial data as of and for the thirteen weeks ended May 1, 2021 and May 2, 2020 and for each of the years in the three-year period ended January 30, 2021. We derived the selected historical combined financial data as of January 30, 2021 and February 1, 2020, and for each of the years in the three-year period ended January 30, 2021, from our audited combined financial statements included elsewhere in this information statement. We derived the selected historical combined financial data as of February 2, 2019 from our unaudited combined financial information that is not included in this information statement. We derived the selected historical combined financial data as of and for the thirteen weeks May 1, 2021 and May 2, 2020 from our unaudited interim combined financial statements included elsewhere in this information statement. In management’s opinion, the unaudited combined financial information has been prepared on the same basis as our audited combined financial statements and includes all adjustments necessary for a fair statement of the information for the periods presented.
Our historical audited combined financial statements and unaudited combined financial information include costs for certain functions, including information technology, human resources and store design and construction, that historically were provided and administered on a centralized basis by LB. In fiscal year ended January 30, 2021, as part of the steps to prepare VS to operate as a separate standalone company, these functions were transitioned to the VS business and are now operated and administered as part of VS. In addition, for purposes of preparing our audited combined financial statements and the unaudited combined financial information, we have allocated a portion of LB’s total corporate expenses, including the related benefit costs associated with such functions such as share-based compensation, to such financial statements, with the allocations related primarily to the support provided by LB executive management and other corporate and governance functions, such as finance, internal audit, tax and treasury. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of the Separation, including changes in financing, operations, cost structure and personnel needs of our business. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.
Our historical results are not necessarily indicative of financial results to be achieved in future periods, and the historical results for the thirteen weeks ended May 1, 2021 are not necessarily indicative of the results that may be expected for the full year. The selected historical combined financial data presented below should be read in conjunction with our audited combined financial statements and the related notes, our unaudited interim combined financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Condensed Combined Financial Statements” and accompanying notes included elsewhere in this information statement.
	Thirteen Weeks Ended		Fiscal Year Ended
	May 1, 2021	May 2, 2020	January 30, 2021	February 1, 2020	February 2, 2019
Summary of Operations	(in millions)
Net Sales	$1,554	$894	$5,413	$7,509	$8,103
Gross Profit	672	21	1,571	2,063	2,689
Operating Income (Loss)(a)	226	(373)	(101)	(892)	400
Adjusted Operating Income (Loss)(b)	226	(276)	98	81	481
Net Income (Loss)	174	(299)	(72)	(897)	251
Adjusted Net Income (Loss)(b)	174	(227)	87	50	319
	(as a percentage of net sales)
Gross Profit	43.2%	2.3%	29.0%	27.5%	33.2%
Operating Income (Loss)	14.5%	(41.8)%	(1.9)%	(11.9)%	4.9%
Adjusted Operating Income (Loss)(b)	14.5%	(31.0)%	1.8%	1.1%	5.9%
Net Income (Loss)	11.2%	(33.4)%	(1.3)%	(11.9)%	3.1%
Adjusted Net Income (Loss)(b)	11.2%	(25.4)%	1.6%	0.7%	3.9%

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
	Thirteen Weeks Ended	Fiscal Year Ended
	May 1, 2021	January 30, 2021	February 1, 2020	February 2, 2019
Other Financial Information	(in millions)
Cash and Cash Equivalents	$332	$335	$245	$369
Total Assets(c)	4,247	4,229	5,270	4,447
Working Capital(c)	(145)	(317)	(82)	303
Net Cash Provided by Operating Activities	102	674	315	698
Capital Expenditures	(19)	(127)	(225)	(341)
Other Long-term Liabilities(c)	113	113	177	604
Equity	1,007	891	1,314	2,380

Comparable Sales Increase (Decrease)(d)	25%	1%	(8)%	(2)%
Comparable Store Sales Increase (Decrease)(d)	3%	(15)%	(9)%	(6)%
Return on Average Assets(c)	4%	(2)%	(18)%	6%
Current Ratio(c)	0.9	0.8	0.9	1.2
Stores and Associates of End of Period
Number of Company-Operated Stores	929	933	1,181	1,222
Selling Square Feet of Company-Operated Stores (in thousands)	6,245	6,313	7,693	7,953
Number of Associates	27,700	27,900	44,300	43,100
(a)	Operating income (loss) includes the effect of the following special items:
i.	In the thirteen weeks ended May 2, 2020, a $97 million charge related to the impairment of certain store assets.
ii.
In 2020, a $254 million charge related to the impairment of certain store and lease assets, a $51 million charge related to restructuring actions, a $54 million net gain related to the establishment of a joint venture for the U.K. and Ireland business and a $36 million net gain related to the closure and termination of our lease and the related liability for the Hong Kong flagship store.

iii.	In 2019, a $720 million impairment charge related to goodwill and a $263 million charge related to the impairment of certain store and lease assets.
iv.	In 2018, a $101 million charge related to the impairment of certain store assets.
(b)	See below “—Non-GAAP Financial Measures.”
(c)	The first quarter of 2021 and fiscal year 2020 and 2019 amounts reflect our adoption of Accounting Standards Codification (“ASC”) 842, Leases, in 2019.
(d)
The percentage change in comparable sales represents direct and comparable store sales. The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channels. The change in comparable sales provides an indication of period over period growth (decline). A store is typically included in the calculation of comparable sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Closed stores are excluded from the comparable sales calculation if they have been closed for four consecutive days or more. Upon re-opening, the stores are included in the calculation. Therefore, comparable sales results for the first quarter of 2021 and 2020 exclude the closure period of stores that were closed for four consecutive days or more as a result of the COVID-19 pandemic. Additionally, stores are excluded if total selling square footage in the mall changes by 20% or more through the opening or closing of a second store. The percentage change in comparable sales is calculated on a comparable calendar period as opposed to a fiscal basis. Comparable sales attributable to our international stores are calculated on a constant currency basis.

Non-GAAP Financial Measures
In addition to our results provided throughout this information statement that are in accordance with accounting principles generally accepted in the United States (“GAAP’), provided below are non-GAAP financial measures which present operating income (loss) and net income (loss) for the thirteen weeks ended May 1, 2021 and May 2, 2020, and fiscal years 2020, 2019 and 2018 on an adjusted basis, which remove certain special items. We believe that these special items are not indicative of our ongoing operations due to their size and nature. We use adjusted financial information as key performance measures of results of operations for the purpose of evaluating performance internally. These non-GAAP financial measures are not intended to replace the presentation of our financial results in accordance with GAAP. Instead, we believe that the presentation of adjusted financial information provides additional information to investors to facilitate the comparison of past and present operations. Further, our definition of adjusted financial information may differ from similarly titled measures used by other companies and therefore may not be comparable among companies. The table below reconciles the GAAP financial measures to the non-GAAP financial measures.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The non-GAAP financial measures presented below should be read in conjunction with our audited combined financial statements and the related notes, our unaudited interim combined financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Condensed Combined Financial Statements” and accompanying notes included elsewhere in this information statement.
	Thirteen Weeks Ended		Fiscal Year Ended
	May 1, 2021	May 2, 2020	January 30, 2021	February 1, 2020	February 2, 2019
	(in millions)
Reconciliation of Operating Income (Loss) to Adjusted Operating Income
Operating Income (Loss)—GAAP	$226	$(373)	$(101)	$(892)	$400
Asset Impairments(a)	—	97	214	253	81
Restructuring Charges(b)	—	—	51	—	—
Hong Kong Store Closure and Lease Termination(c)	—	—	(36)	—	—
Establishment of Victoria’s Secret U.K. and Ireland Joint Venture(d)	—	—	(30)	—	—
Impairment of Goodwill(e)	—	—	—	720	—
Adjusted Operating Income (Loss)	$226	$(276)	$98	$81	$481
Reconciliation of Net Income (Loss) to Adjusted Net Income
Net Income (Loss)—GAAP	$174	$(299)	$(72)	$(897)	$251
Asset Impairments(a)	—	97	214	253	81
Restructuring Charges(b)	—	—	51	—	—
Hong Kong Store Closure and Lease Termination(c)	—	—	(36)	—	—
Establishment of Victoria’s Secret U.K. and Ireland Joint Venture(d)	—	—	(30)	—	—
Impairment of Goodwill(e)	—	—	—	720	—
Tax Effect	—	(25)	(40)	(26)	(13)
Adjusted Net Income (Loss)	$174	$(227)	$87	$50	$319
(a)
We recognized pre-tax impairment charges of $97 million ($72 million after tax) and $117 million ($99 million after tax) related to certain store and lease assets in the first and second quarter of 2020, respectively. We recognized pre-tax impairment charges of $218 million ($200 million after-tax) and $35 million ($30 million after-tax) related to certain store and lease assets in the third and fourth quarter of 2019, respectively. In the third quarter of 2018, we recognized an $81 million pre-tax impairment charge ($68 million after-tax) related to certain store assets.

(b)	In the second quarter of 2020, we recognized pre-tax severance charges of $51 million ($40 million after tax) related to restructuring activities.
(c)	In the second quarter of 2020, we recognized a net pre-tax gain of $36 million ($25 million after tax) related to the closure and termination of our lease for the Hong Kong flagship store.
(d)	In the third quarter of 2020, we recognized a pre-tax gain of $30 million ($27 million after tax) related to the establishment of a joint venture for the U.K. and Ireland business with Next PLC.
(e)
In the fourth quarter of 2019, we recognized a $690 million pre-tax goodwill impairment charge ($687 million after-tax) related to the North America reporting unit. In the third quarter of 2019, we recognized a $30 million goodwill impairment charge (no tax impact) related to the Greater China reporting unit.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations for the quarters ended May 1, 2021 and May 2, 2020 and the three years ended January 30, 2021 should be read in conjunction with our audited combined financial statements and the notes thereto, included elsewhere in this information statement, as well as the information presented under “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data” and “Business.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this information statement. See in particular “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Our operating results are generally impacted by economic changes and, therefore, we monitor the retail environment using, among other things, certain key industry performance indicators including competitor performance and mall traffic data. These can provide insight into consumer spending patterns and shopping behavior in the current retail environment and assist us in assessing our performance as well as the potential impact of industry trends on our future operating results. Additionally, we evaluate a number of key performance indicators including comparable sales, gross profit, operating income and other performance metrics such as sales per average selling square foot and inventory per selling square foot in assessing our performance.
Overview
Victoria’s Secret is an iconic global brand of women’s intimate and other apparel, personal care and beauty products. We sell our products through two brands, Victoria’s Secret and PINK. Victoria’s Secret is a category-defining global lingerie brand with a leading market position and a rich, 40-year history of serving women across the globe. PINK is a lifestyle brand for the college-oriented customer, built around a strong intimates core. We also sell beauty products under both the Victoria’s Secret and PINK brands. Together, Victoria’s Secret, PINK and Victoria’s Secret Beauty support, inspire and celebrate women through every phase of their life.
Victoria’s Secret and PINK merchandise is sold online through our e-commerce platform, through company-operated retail stores located in the U.S., Canada and Greater China, and through international stores and websites operated by partners under franchise, license, wholesale and joint venture arrangements. We have a presence in over 70 countries and generated approximately $5.4 billion in global sales in 2020 across all channels. We believe we benefit from global brand awareness, a wide and compelling product assortment and a powerful, deep connection with our customers.
Our 867 North American stores as of May 1, 2021 represent the majority of our business and, despite the impact of the global COVID-19 pandemic, our North American stores business generated approximately 50% of our revenue in 2020. In addition to our physical stores, our customer-centric digital platform – including our social media following, our websites and our mobile applications – allows us to connect to our customers and communicate with them anytime and anywhere. Sales in our direct channel increased 31% to $2.2 billion in 2020 from $1.7 billion in 2019. We and our partners operated 520 stores outside of North America as of May 1, 2021, including 62 company-operated stores in Greater China and 458 stores internationally outside of China, which are operated by partners under franchise, license, wholesale and joint venture arrangements. Our international stores consist of full assortment stores as well as Victoria’s Secret Beauty and Accessories stores. Victoria’s Secret Beauty and Accessories stores represent smaller footprint stores including stores in airports and other travel retail locations.
During 2020, we took a number of important steps to improve performance and in preparation to operate as a separate standalone company, including:
•
Completing a comprehensive review of our home office organization in order to achieve meaningful reductions in overhead expenses and decentralize significant shared functions and services to support the creation of standalone companies;

•	Permanently closing 241 stores in North America;

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•	Closing the unprofitable Hong Kong flagship store, restructuring lease terms on the two mainland China flagship stores and implementing a significant overhead expense reduction plan; and
•	Managing inventories with discipline, including working with suppliers to identify opportunities to reduce merchandise costs in order to increase merchandise margin rates.
In addition, due to challenging business results for our business in the U.K., we entered into Administration in June 2020 to restructure store lease agreements and reduce operating losses in the Victoria’s Secret U.K. business. In October 2020, we entered into a joint venture with Next PLC for the business in the U.K. and Ireland. Under this arrangement, we own 49% of the joint venture, and Next owns 51% and is responsible for operations. We account for our investment in the joint venture under the equity method of accounting.
During 2020, COVID-19 had a profound impact on the retail industry and our business. In response, we placed an emphasis on safety. Accordingly, we adopted a new operating model in our stores focused on providing a safe environment, while also delivering an engaging shopping experience. Additionally, we remain focused on the safe operations of our distribution, fulfillment and call centers while maximizing our direct channel. For further information related to the impact of COVID-19, see “Impacts of COVID-19.”
Despite operating in the COVID-19 environment, we were able to improve performance, driven primarily by strong growth in our direct channel. Net sales in 2020 declined by 28%, or $2.096 billion, compared to $7.509 billion in 2019. Store comparable sales declined 15% and our direct channel grew sales by 31%, each compared to 2019. Our North America store sales declined by 45%, or $2.317 billion, compared to 2019. Store sales were negatively impacted by the temporary COVID-19-related closures, the permanent closure of 241 North American stores, occupancy restrictions and declines in store traffic. Sales in the direct channel were $2.223 billion, up 31% compared to 2019 despite a temporary suspension of operations in March 2020. We are unable to predict how much of this increase was a shift due to store closures as opposed to a permanent channel shift to on-line selling, as well as how the consumer will engage with our channels in the future and whether the growth in the direct channel will continue after the COVID-19 pandemic subsides. International revenue declined by 44%, or $309 million, compared to 2019, driven by pandemic related store closures and the exclusion of U.K. retail sales due to the establishment of the joint venture with Next. Our operating loss in 2020, which includes allocated corporate expenses for purposes of the “carve-out” financial statements of $77 million in 2020, decreased by $791 million to an operating loss of $101 million in 2020, primarily driven by the benefits of our profit improvement plan and by goodwill impairment charges of $720 million recorded in 2019, partially offset by the impact of store closures as a result of the pandemic in the first half of the year. For additional information related to our 2020 financial performance, see “Results of Operations – 2020 Compared to 2019.”
During the first quarter of 2021, net sales increased 74%, or $660 million, to $1.554 billion compared to $894 million in the first quarter of 2020. Our direct channel grew sales by 69%, or $213 million, to $521 million compared to $308 million in the first quarter of 2020. The increase in direct channel sales was due to improved customer response to our merchandise assortment as well as the temporary suspension of operations for approximately one week in March 2020. Our North American store sales increased 82%, or $419 million, to $933 million compared to $514 million in the first quarter of 2020. The increase in store sales was primarily due to comparisons to the COVID-19-related store closures in the first quarter of 2020. Additionally, we believe our performance benefitted from improved assortments and selling execution. Our operating income in the first quarter of 2021, which includes allocated corporate expenses for purposes of the “carve-out” financial statements of $19 million, increased to $226 million compared to a loss of $373 million in the first quarter of 2020, due to improved sales and margin rates, as well as $97 million of store asset impairments recognized in the first quarter of 2020.
We continue to focus on opportunities for improved performance, driven by the brand repositioning work, improved assortments and more disciplined inventory management.
Impacts of COVID-19
In March 2020, the spread of COVID-19 was declared a global pandemic by the World Health Organization. This pandemic has negatively affected the U.S. and global economies, disrupted global supply chains and financial markets, and led to significant travel and transportation restrictions, including mandatory closures and orders to “shelter-in-place.” The actions that governments around the world have taken to contain the spread of COVID-19 have resulted in a period of disruption, including closure of our stores, limited store operating hours,

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reduced customer traffic and consumer spending and delays in manufacturing and shipping of products and raw materials. During this period, we are focused on protecting the health and safety of our customers, employees, contractors, suppliers and other business partners. We are also working with our suppliers to minimize potential disruptions, while managing our business in response to a changing dynamic. There remains a high level of uncertainty around the pandemic and the potential for further restrictions.
Our business operations and financial performance for 2020 were materially impacted by the COVID-19 pandemic as net sales declined by 28% compared to 2019. During the COVID-19 pandemic, our first priority was and continues to be the safety of our associates and customers. All of our stores in North America were closed on March 17, 2020, but we were able to re-open the majority of our stores as of the beginning of the third quarter of 2020. Store comparable sales in 2020 declined 15% compared to 2019 and our North America store sales in 2020 declined by 45% compared to 2019. Store sales were negatively impacted by the temporary COVID-19-related closures, occupancy restrictions and declines in store traffic, as well as the permanent closure of 241 North American stores. International revenue also declined by 44% in 2020 compared to 2019, driven in part by pandemic related store closures.
Upon reopening, we adopted new operating models in our stores that focused on providing a safe environment for our customers and associates, while also delivering an engaging shopping experience. We followed capacity limitations that ranged from 25% to 50% of normal, reduced store operating hours, closed fitting rooms, added registers to promote social distancing and invested in increased labor to accommodate capacity restrictions and new cleaning protocols and in personal protective equipment for our employees. We will continue to follow local laws to ensure a safe environment.
We are also engaged in maximizing our direct business while focusing on distribution, fulfillment and call center safety during the pandemic. Although operations for our direct channel were temporarily suspended for approximately one week in late March 2020, sales in our direct channel grew 31% in fiscal 2020 to $2.223 billion compared to $1.693 billion in fiscal 2019. We are unable to predict how much of this increase was a shift due to store closures as opposed to a permanent channel shift to online selling, as well as how the consumer will engage with our channels in the future and whether the growth in the direct channel will continue after the COVID-19 pandemic subsides. We have dedicated resources to maximize our fulfillment capacity to meet the significant increase in digital demand, and, as a result, are achieving high productivity while maintaining standard delivery times, despite fulfillment and shipping capacity constraints.
In response to the global COVID-19 crisis, during 2020 we took prudent actions to manage expenses and to preserve cash, including:
•	Furloughed most store associates as of April 5, 2020 during the temporary store closures, while continuing to provide healthcare benefits for eligible associates, saving an estimated $150 million;
•	Suspended associate merit increases and temporarily reduced salaries for senior vice presidents and above by 20% in 2020;
•	Reduced 2020 capital expenditures from $225 million in 2019 to $127 million;
•	Actively managed inventory to adjust for the impact of channel shifts to meet customer demand;
•
Suspended many store and select office rent payments during the temporary closures. The Company completed negotiations with the majority of landlords, leading to a combination of rent waivers or abatements relating to closure periods, rent relief relating to the post-reopening “recovery” period given traffic declines, and rent deferrals, leading to a one-time total reduction in 2020 occupancy expenses of $90 million; and

•	Extended payment terms to vendors.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act which, among other things, provided employer payroll tax credits for wages paid to employees who were unable to work during the COVID-19 pandemic and options to defer payroll tax payments. During 2020, we recognized $28 million of qualified payroll tax credits.
We began to see improvement during the third and fourth quarters of 2020, reflecting positive trends in our direct channel as consumer spending continued to shift towards digital shopping experiences due to the impact of

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COVID-19. We also saw positive trends in our stores channel in most markets resulting from fewer store closures as a result of COVID-19 in the second half of 2020 due to the relaxation of pandemic-related restrictions and government stimulus payments. These positive trends continued into the first quarter of 2021. We remain focused on the safe operations of our stores, distribution, fulfillment and call center facilities. Our direct operations were only temporarily suspended for approximately one week in March 2020 and have resumed since. Although we have not experienced significant service disruptions to customers, we continue to work to minimize any impact.
The extent to which the COVID-19 pandemic affects our business will depend on future developments in the United States and around the world, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions required to contain and treat it, among others. As the timing and availability of vaccines will be different around the world, we believe the pace of the recovery will vary by geography depending on both vaccine distribution and other macroeconomic factors. Future waves of the pandemic could require us to close stores again if certain restrictions are reinstated by state and local authorities. The Company anticipates, and continues to take necessary, proactive steps to accommodate a prolonged COVID-19 operating environment. Although the ultimate impact of the COVID-19 pandemic on our business and financial results remains uncertain, a continued and prolonged public health crisis such as the COVID-19 pandemic could have a material negative impact on our business, operating results and financial condition. See “Risk Factors—Risks Relating to Our Business— The COVID-19 global pandemic has had and is expected to continue to have an adverse effect on our business and results of operations” for additional information.
Key Factors Affecting Our Business
We believe the key business and marketplace factors, independent of the health and economic impact of the COVID-19 pandemic, that are impacting our business include the following:
•
Expanding Existing Products and Adding New Products. Our success has been enabled by the breadth of our product offering, our consumer-insight driven approach and our leading innovation capabilities. We intend to increase our market share in our existing categories and continue investing in the development and introduction of new products and categories, which we expect will increase our share of our customers’ spend and support future growth. We believe we have opportunities for continued improved performance, driven by improved assortments and more disciplined inventory management.

•
Challenging Retail Environment. We are currently operating in a complex, unpredictable and challenging retail environment with rapidly changing traffic, shopping and promotional patterns. The mix between mall-based retailing and online shopping continues to shift. In developed economies, mixed real wage growth and shifts in consumer spending also continue to pressure global discretionary spending. Consumers continue to focus on value pricing and convenience with increased expectations for real-time delivery.

•
Macroeconomic Trends. Macroeconomic factors may affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and fuel and energy costs. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for us and our distribution partners. We intend to continue to evaluate and adjust our operating strategies, foreign currency and cost management opportunities to help mitigate any impacts on our results of operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of our business.

•
Increased Competition. More competitors are seeking growth in our categories, thereby increasing competition globally. Some of these competitors are entering markets where we already have a mature business, and may provide consumers discretionary purchase alternatives or lower-priced product offerings.

•
Sourcing and Supply Chain Management. For our business to be successful, our suppliers must provide us with quality products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Competition for resources throughout the supply chain, such

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as production and transportation capacities, has increased. Trends affecting the supply chain include the impact of fluctuating prices of labor and raw materials as well as limitations on shipping capacity. In addition, the announcement or imposition of any new or increased tariffs, duties or taxes could adversely affect our supply chain.
•
Foreign Currencies. Although our revenue and expenses have been predominantly denominated in U.S. dollars, we earn revenues, pay expenses, hold assets and incur liabilities in currencies other than the U.S. dollar. Foreign currencies continue to be volatile. Significant fluctuations of the U.S. dollar against various foreign currencies, including the Euro, British Pound and Chinese Yuan may impact our financial results, affecting translation, and revenue, operating margins and net income.

•
Regulations. The current environment has introduced greater uncertainty with respect to potential tax and trade regulations. The current domestic and international political environment, including potential changes related to global trade, tariffs and taxation, have resulted in uncertainty Such changes may require us to modify our current sourcing practices, which may impact our product costs and, if not mitigated, could have a material adverse effect on our business and results of operations.

•
Public Company Costs. As a result of the Separation and costs associated with running an independent, publicly traded company, we expect to incur expenditures that are higher than historical allocations, which may have an impact on our profitability and operating cash flows.

These factors contribute to a global market environment of intense competition, constant product innovation and continuing cost pressure, and combine with the continuing global economic conditions to create a challenging commercial and economic environment. We evaluate these factors as we develop and execute our strategies. For more information on the risk factors affecting our business, see “Risk Factors” in this information statement.
Background
On May 11, 2021, LB announced the repositioning of LB through the spinoff of the VS Business from its remaining business to create an independent, publicly traded company. Directly or indirectly through our subsidiaries, we will hold certain assets and liabilities of the VS Business after the Separation. Each holder of LB common stock will receive one share of common stock of VS for every     shares of LB common stock held as of the close of business on the record date for the Distribution. Following the Separation, we will be an independent, publicly traded company, and LB will retain no ownership interest in us. For additional information, see “The Separation.”
Basis of Presentation
We have historically operated as part of LB and not as a standalone company. The accompanying audited combined financial statements and unaudited interim combined financial statements included in this information statement were prepared in connection with the Separation and were derived from the consolidated financial statements and accounting records of LB. These combined financial statements reflect our combined historical financial position, results of operations, and cash flows as they were historically managed in accordance with GAAP. The combined financial statements may not be indicative of our future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had we operated as an independent, publicly traded company during the periods presented, particularly because of changes we expect to experience in the future as a result of the Separation, including changes in the financing, cash management, operations, cost structure and personnel needs of our business.
The combined financial statements include certain LB assets and liabilities that are specifically identifiable or otherwise attributable to us. Our combined statements of income (loss) also include costs for certain functions, including information technology, human resources and store design and construction, that historically were provided and administered on a centralized basis by LB. In 2020, as part of the steps to prepare VS to operate as a separate standalone company, these functions were transitioned to the VS business and are now operated and administered as part of VS. Prior to the transition of these functions in 2020, these costs were directly charged to us by LB.
In addition, for purposes of preparing the combined financial statements on a “carve-out” basis, a portion of LB’s corporate expenses have been allocated to us. These expense allocations include the cost of corporate

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functions and resources that continued to be provided by or administered by LB including, but not limited to, executive management and other corporate and governance functions, such as finance, internal audit, tax and treasury. The related employee payroll and benefit costs associated with such functions, such as share-based compensation, are included in the expense allocations. Corporate expenses of $77 million in 2020, $110 million in 2019 and $118 million in 2018 were allocated and are included in our combined statements of income (loss). Corporate expenses of $19 million in the first quarter of 2021 and $20 million in the first quarter of 2020 were allocated and are included in our interim combined statements of income (loss).
Costs were allocated to us based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net sales. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, us during the periods presented. However, the allocations may not reflect the expenses we would have incurred if we had been a standalone company for the periods presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic and capital decisions. Going forward, we may perform these functions using our own resources or outsourced services. For a period following the Separation, however, some of these functions will continue to be provided to us by LB under a L Brands to VS Transition Services Agreement. Additionally, we will temporarily provide some services to LB under a VS to L Brands Transition Services Agreement. We also will enter into certain commercial arrangements with LB in connection with the Separation.
Subsequent to the completion of the Separation, we expect to incur expenditures to establish certain standalone functions and information technology systems, and other one-time costs. Recurring standalone costs include accounting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations functions, as well as the annual expenses associated with running an independent, publicly traded company including listing fees, board of director fees and external audit costs. We expect recurring standalone costs to be higher than historical allocations, which may have an impact on profitability and operating cash flows. See “Unaudited Pro Forma Combined Financial Statements” for more information.
We manage and evaluate business activities based on geography and, as a result, determined that the Victoria’s Secret North America and Victoria’s Secret International businesses are our operating segments. The North America and International operating segments both sell women’s intimate and other apparel and beauty products under the Victoria’s Secret and PINK brand names and serve customers through stores and online channels. The operating segments share similar economic and other qualitative characteristics and, therefore, the results are aggregated into one reportable segment.
Our fiscal year ends on the Saturday nearest to January 31. As used herein, “2020,” “2019” and “2018” refer to the 52-week periods ended January 30, 2021, February 1, 2020 and February 2, 2019, respectively. As used herein, “first quarter of 2021” and “first quarter of 2020” refer to the thirteen weeks ended May 1, 2021 and May 2, 2020, respectively.
Components of Results of Operations
Net Sales
Net sales are comprised of sales to our customers in our company-operated stores in the U.S., Canada, Greater China and the U.K. (prior to the joint venture in the third quarter of 2020); sales to our customers through our direct channel; royalties associated with franchise stores; and wholesale and sourcing sales related to partner-operated stores. Our net sales reflect certain adjustments and other items including gift card breakage revenue, revenue earned in connection with our private label credit card arrangement, revenue associated with certain loyalty programs that allow customers to earn points based on purchasing activity and a reserve for projected merchandise returns.
Cost of Goods Sold, Buying and Occupancy
Costs of goods sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. Buying and occupancy expenses primarily include payroll, benefit costs and operating expenses for our buying departments and distribution network; and rent, common area maintenance, real estate taxes, utilities, maintenance, fulfillment expenses and depreciation for our stores, warehouse facilities and equipment.

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General, Administrative and Store Operating Expenses
General, administrative and store operating expenses primarily include payroll and benefit costs for our store-selling and administrative departments (including corporate functions), marketing, advertising and other operating expenses not specifically categorized elsewhere in the combined statements of income (loss).
General, administrative and store operating expenses include allocations of costs for certain centralized functions and programs provided and administered by LB. See “—Basis of Presentation” above and Note 1 to our audited combined financial statements and unaudited interim combined financial statements for further details on our methodology for allocating these costs. Allocations of expenses from LB are not necessarily indicative of future expenses and do not necessarily reflect results that would have been achieved as an independent, publicly traded company for the periods presented. Recurring standalone costs may be higher than historical allocations, which may have an impact on profitability and operating cash flows. See “Unaudited Pro Forma Combined Financial Statements” for more information.
Impairment of Goodwill
In 2019, our goodwill impairment assessments concluded that the carrying values of our North America and Greater China reporting units exceeded their fair values. Accordingly, we recognized pre-tax goodwill impairment charges of $720 million in 2019.
Interest Expense
Interest expense relates to borrowings specifically attributable to us and our legal obligations. Our future capital structure may result in a substantial increase in interest expense.
Other Income (Loss)
Other Income (loss) primarily consists of non-operating foreign currency activity and interest earned on our cash and cash equivalents balances.
Company-Operated Store Data
The following table compares the first quarter of 2021 U.S. company-operated store data to the first quarter of 2020:
	First Quarter
	2021	2020	% Change
Sales per Average Selling Square Foot(a)	154	71	117%
Sales per Average Store (in thousands)(a)	1,064	464	129%
Average Store Size (selling square feet)	6,885	6,587	5%
Total Selling Square Feet (in thousands)	5,790	6,804	(15)%
(a)
Sales per average selling square foot and sales per average store, which are indicators of store productivity, are calculated based on store sales for the period divided by the average, including the beginning and end of period, of total square footage and store count, respectively. As a result of the COVID-19 pandemic, all our stores in the U.S. were closed on March 17, 2020 and nearly all stores remained closed throughout the remainder of the first quarter of 2020. As a result, comparisons of year-over-year trends are not a meaningful way to discuss our operating results this quarter.

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The following table compares 2020 U.S. company-operated store data to the comparable periods for 2019 and 2018:
				% Change
	2020	2019	2018	2020	2019
Sales per Average Selling Square Foot(a)	415	684	739	(39)%	(7)%
Sales per Average Store (in thousands)(a)	2,789	4,455	4,763	(37)%	(6)%
Average Store Size (selling square feet)	6,928	6,551	6,484	6%	1%
Total Selling Square Feet (in thousands)	5,861	6,898	7,119	(15)%	(3)%
(a)
Sales per average selling square foot and sales per average store, which are indicators of store productivity, are calculated based on store sales for the period divided by the average, including the beginning and end of period, of total square footage and store count, respectively. As a result of the COVID-19 pandemic, all our stores in the U.S. were closed on March 17, 2020 with the majority having been re-opened as of the beginning of the third quarter. As a result, comparisons of 2020 trends to prior years is not a meaningful way to discuss our operating results.

The following table represents company-operated store data for the first quarter of 2021:
	Stores at January 30, 2021	Opened	Closed	Stores at May 1, 2021
U.S.	846	—	(5)	841
Canada	25	1	—	26
Greater China — Beauty and Accessories	36	1	(1)	36
Greater China — Full Assortment	26	—	—	26
Total	933	2	(6)	929
The following table represents company-operated store data for the first quarter of 2020:
	Stores at February 1 2020	Opened	Closed	Stores at May 2, 2020
U.S.	1,053	1	(21)	1,033
Canada	38		(1)	37
U.K. / Ireland	26	—	—	26
Greater China — Beauty and Accessories	41	—	(1)	40
Greater China — Full Assortment	23	1	—	24
Total	1,181	2	(23)	1,160
The following table represents company-operated store data for 2020:
	Stores at February 1, 2020	Opened	Closed	Transferred to U.K. Joint Venture	Stores at January 30, 2021
U.S.	1,053	21	(228)	—	846
Canada	38	—	(13)	—	25
U.K. / Ireland	26	—	—	(26)	—
Greater China – Beauty and Accessories	41	1	(6)	—	36
Greater China – Full Assortment	23	4	(1)	—	26
Total	1,181	26	(248)	(26)	933

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The following table represents company-operated store data for 2019:
	Stores at February 2, 2019	Opened	Closed	Stores at February 1, 2020
U.S.	1,098	7	(52)	1,053
Canada	45	—	(7)	38
U.K. / Ireland	26	—	—	26
Greater China – Beauty and Accessories	38	10	(7)	41
Greater China – Full Assortment	15	8	—	23
Total	1,222	25	(66)	1,181
The following table represents company-operated store data for 2018:
	Stores at February 3, 2018	Opened	Closed	Stores at February 2, 2019
U.S.	1,124	3	(29)	1,098
Canada	46	—	(1)	45
U.K. / Ireland	24	2	—	26
Greater China – Beauty and Accessories	29	13	(4)	38
Greater China – Full Assortment	7	8	—	15
Total	1,230	26	(34)	1,222
Partner-Operated Store Data
The following table represents partner-operated store data for the first quarter of 2021:
	Stores at January 30, 2021	Opened	Closed	Stores at May 1, 2021
Beauty & Accessories	338	2	(3)	337
Full Assortment	120	1	—	121
Total	458	3	(3)	458
The following table represents partner-operated store data for the first quarter of 2020:
	Stores at February 1, 2020	Opened	Closed	Stores at May 2, 2020
Beauty & Accessories	360	—	(7)	353
Full Assortment	84	2	—	86
Total	444	2	(7)	439
The following table represents partner-operated store data for 2020:
	Stores at February 1, 2020	Opened	Closed	Transferred to U.K. Joint Venture	Stores at January 30, 2021
Beauty & Accessories	360	8	(30)	—	338
Full Assortment	84	12	(2)	26	120
Total	444	20	(32)	26	458

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The following table represents partner-operated store data for 2019:
	Stores at February 2, 2019	Opened	Closed	Stores at February 1, 2020
Beauty & Accessories	383	24	(47)	360
Full Assortment	56	28	—	84
Total	439	52	(47)	444
The following table represents partner-operated store data for 2018:
	Stores at February 3, 2018	Opened	Closed	Stores at February 2, 2019
Beauty & Accessories	397	32	(46)	383
Full Assortment	37	19	—	56
Total	434	51	(46)	439
Results of Operations
First Quarter of 2021 Compared to First Quarter of 2020
The following table summarizes our results of operations for the periods presented:
	2021	2020	% Change
First Quarter	(in millions)
Net Sales	$1,554	$894	74%
Costs of Goods Sold, Buying and Occupancy	(882)	(873)	1%
Gross Profit	672	21	3,100%
General, Administrative and Store Operating Expenses	(446)	(394)	13%
Operating Income (Loss)	226	(373)	161%
Interest Expense	(1)	(2)	(50)%
Other Income (Loss)	—	(2)	100%
Income (Loss) Before Income Taxes	225	(377)	160%
Provision (Benefit) for Income Taxes	51	(78)	165%
Net Income (Loss)	$174	$(299)	158%
Gross Profit	43.2%	2.3%
Operating Profit (Loss)	14.5%	(41.8)%
Results of Operations—First Quarter of 2021 Compared to First Quarter of 2020
For the first quarter of 2021, our operating income, which includes allocated corporate expenses for purposes of the “carve-out” financial statements of $19 million, increased to $226 million compared to a loss of $373 million in the first quarter of 2020, and the operating income rate improved to 14.5% from (41.8)%. The following information summarizes our results of operations for the first quarter of 2021 compared to the first quarter of 2020.

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Net Sales
The following table provides net sales for the first quarter of 2021 in comparison to the first quarter of 2020:
	2021	2020	% Change
First Quarter	(in millions)
Stores - North America	$933	$ 514	82%
Direct	521	308	69%
International(a)	100	72	39%
Total	$ 1,554	$ 894	74%
(a)	Results include company-operated stores in the U.K. (before our joint venture with Next) and Greater China, and royalties associated with franchised stores and wholesale sales.
The following table provides a reconciliation of net sales for the first quarter of 2021 in comparison to the first quarter of 2020:
First Quarter	(in millions)
2020 Net Sales	$894
Comparable Store Sales	12
Sales Associated with New, Closed and Non-comparable Stores, Net(a)	401
Direct Channel	212
Private Label Credit Card	3
International Wholesale, Royalty and Other	29
Foreign Currency Translation	3
2021 Net Sales	$ 1,554
(a)	Includes the increased sales from period over period due to the 2020 COVID-19-related stores closures.
The following table compares comparable sales for the first quarter of 2021 in comparison to the first quarter of 2020:
First Quarter	2021	2020
Comparable Sales (Stores and Direct)(a)	25%	(15)%
Comparable Store Sales(a)	3%	(18)%
(a)
The percentage change in comparable sales represents direct and comparable store sales. The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channel. The change in comparable sales provides an indication of period over period growth (decline). A store is typically included in the calculation of comparable sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Closed stores are excluded from the comparable sales calculation if they have been closed for four consecutive days or more. Upon re-opening, the stores are included in the calculation. Therefore, comparable sales results for the first quarter of 2021 and 2020 exclude the closure period of stores that were closed for four consecutive days or more as a result of the COVID-19 pandemic. Additionally, stores are excluded if total selling square footage in the mall changes by 20% or more through the opening or closing of a second store. The percentage change in comparable sales is calculated on a comparable calendar period as opposed to a fiscal basis. Comparable sales attributable to our international stores are calculated on a constant currency basis.

In the stores channel in the first quarter of 2021, our North America net sales increased $419 million, or 82% compared to the first quarter of 2020, to $933 million. Store sales improved compared to the prior year period due to the COVID-19-related store closures in the first quarter of 2020, partially offset by the impact of the permanent closure of 241 stores in North America in 2020. As a result of the COVID-19 pandemic, all stores in North America were closed on March 17, 2020, and nearly all remained closed throughout the remainder of the first quarter of 2020. The increase in comparable store sales was driven by a significant increase in conversion (which we define as the percentage of customers who visit our stores who make a purchase) and

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
average unit retail (which we define as the average price per unit purchased), partially offset by a decline in store traffic of approximately 40%. Sales related to our partner-operated stores outside of North America also increased compared to the first quarter of 2020 as a result of the COVID-19-related store closures in the prior year.
In the direct channel, net sales increased $213 million, or 69%, to $521 million despite a temporary suspension of operations in March 2020. The increase was primarily driven by a double-digit increase in website traffic and average unit retail.
Gross Profit
For the first quarter of 2021, our gross profit increased $651 million compared to the first quarter of 2020 to $672 million, and our gross profit rate (expressed as a percentage of net sales) increased to 43.2% from 2.3% in the first quarter of 2020. The gross profit increase was due to higher merchandise margin dollars related to the increase in net sales compared to the prior year period primarily due to the COVID-19-related store closures in the first quarter of 2020 and increase in the merchandise margin rate driven by improved response to our merchandise assortments, the disciplined management of inventory, as well as strong selling execution in stores and online, which enabled us to reduce promotional activity during the quarter. Occupancy expenses were lower driven by store asset impairment charges of $97 million in the prior year and permanent store closures.
The gross profit rate increase was driven by buying and occupancy leverage on higher net sales, an increase in the merchandise margin rate reflecting a meaningful pullback in promotional activity and the store asset impairment charges in the prior year.
General, Administrative and Store Operating Expenses
For the first quarter of 2021, our general, administrative and store operating expenses increased $52 million, or 13%, compared to the first quarter of 2020, driven primarily by an increase of $43 million in marketing investments compared to the prior year period primarily due to the COVID-19-related store closures in the first quarter of 2020, an increase of $12 million in incentive compensation compared to the first quarter of 2020 given company performance and a $10 million charitable contribution in the first quarter of 2021 to support philanthropic funds. These increases were partially offset by cost reductions and the impact of the permanent store closures.
For purposes of preparing the combined financial statements on a “carve-out” basis, the Company has been allocated a portion of LB’s total corporate expenses. These allocations are included in general, administrative and store operating expenses. Corporate allocated expenses decreased $1 million to $19 million in the first quarter of 2021 from $20 million in the first quarter of 2020.
The general, administrative and store operating expense rate (expressed as a percentage of net sales) in the first quarter of 2021 decreased to 28.7% from 44.1% in the first quarter of 2020 due to leverage on higher net sales.
Provision (benefit) for Income Taxes
For the first quarter of 2021, our effective tax rate was 22.5% compared to 20.8% in the first quarter of 2020. The first quarter of 2021 rate varied from our combined estimated federal and state statutory rate primarily due to the recognition of excess tax benefits recorded through the income statement on share-based awards that vested in the quarter. In the first quarter of 2020, we recognized a benefit for income taxes of $78 million on a loss before income taxes of $377 million. The first quarter of 2020 rate was lower than the Company's combined estimated federal and state statutory rate primarily due to losses related to certain foreign subsidiaries, which generated no tax benefit.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Comparison of Years Ended 2020, 2019 and 2018
The following table summarizes our results of operations for the periods presented:
				% Change
	2020	2019	2018	2020	2019
	(in millions)
Net Sales	$5,413	$7,509	$8,103	(28)%	(7)%
Costs of Goods Sold, Buying and Occupancy	(3,842)	(5,446)	(5,414)	(29)%	1%
Gross Profit	1,571	2,063	2,689	(24)%	(23)%
General, Administrative and Store Operating Expenses	(1,672)	(2,235)	(2,289)	(25)%	(2)%
Impairment of Goodwill	—	(720)	—	(100)%	0%
Operating Income (Loss)	(101)	(892)	400	89%	(323)%
Interest Expense	(6)	(8)	(2)	(25)%	300%
Other Income (Loss)	1	1	(7)	0%	114%
Income (Loss) Before Income Taxes	(106)	(899)	391	88%	(330)%
Provision (Benefit) for Income Taxes	(34)	(2)	140	1,600%	(101)%
Net Income (Loss)	$(72)	$(897)	$251	92%	(457)%
Gross Profit	29.0%	27.5%	33.2%
Operating Profit (Loss)	(1.9)%	(11.9)%	4.9%
Results of Operations—2020 Compared to 2019
For 2020, our operating loss, which includes allocated corporate expenses for purposes of the “carve-out” financial statements of $77 million, decreased $791 million to an operating loss of $101 million, and the operating loss rate improved to (1.9)% from (11.9)%. The following information summarizes our results of operations for 2020 compared to 2019.
Net Sales
The following table provides net sales for 2020 in comparison to 2019:
	2020	2019	% Change
	(in millions)
Stores - North America	$2,795	$5,112	(45)%
Direct	2,223	1,693	31%
International(a)	395	704	(44)%
Total	$5,413	$7,509	(28)%
(a)	Results include company-operated stores in the U.K. (pre-joint venture) and Greater China, and royalties associated with franchised stores and wholesale sales.
The following table provides a reconciliation of net sales for 2019 to 2020:
(in millions)
2019 Net Sales	$7,509
Comparable Store Sales	(499)
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net(a)	(1,930)
Direct Channel	524
Private Label Credit Card	(59)
International Wholesale, Royalty and Other	(135)
Foreign Currency Translation	3
2020 Net Sales	$5,413
(a)	Includes the impact of COVID-19-related stores closures.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The following table compares comparable sales for 2020 to 2019:
	2020	2019
Comparable Sales (Stores and Direct)(a)	1%	(8)%
Comparable Store Sales(a)	(15)%	(9)%
(a)
The percentage change in comparable sales represents direct and comparable store sales. The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channel. The change in comparable sales provides an indication of period over period growth (decline). A store is typically included in the calculation of comparable sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Closed stores are excluded from the comparable sales calculation if they have been closed for four consecutive days or more. Upon re-opening, the stores are included in the calculation. Therefore, comparable sales results for 2020 exclude the closure period of stores that were closed for four consecutive days or more as a result of the COVID-19 pandemic. Additionally, stores are excluded if total selling square footage in the mall changes by 20% or more through the opening or closing of a second store. The percentage change in comparable sales is calculated on a comparable calendar period as opposed to a fiscal basis. Comparable sales attributable to our international stores are calculated on a constant currency basis.

In the stores channel in 2020, our North America net sales decreased $2.317 billion, or 45% compared to 2019, to $2.795 billion. Store sales were negatively impacted by the temporary COVID-19-related closures, the permanent closure of 241 North American stores, occupancy restrictions and declines in store traffic. As a result of the COVID-19 pandemic, all stores in North America were closed on March 17, 2020, the majority of which were reopened by the beginning of August 2020. Occupancy levels in our stores varied over time as we reopened stores, but ultimately settled at approximately 30% capacity in August 2020. The decrease in comparable store sales was driven by a decline in store traffic which was down approximately 50% since the beginning of the pandemic in March 2020, partially offset by a significant increase in conversion and average unit retail. Our partner-operated stores outside of North America were also impacted by temporary COVID-19-related closures, significant declines in store traffic and occupancy restrictions.
In the direct channel, net sales increased $530 million, or 31%, to $2.223 billion despite a temporary suspension of operations in March 2020. The increase in direct sales was driven by double-digit increases in website traffic, conversion and average unit retail beginning with the closing of our stores in March 2020. Digital sales as a percentage of our total net sales increased to 41% in 2020 compared to 23% in 2019.
For both channels, lingerie comparable sales increased in all categories driven by merchandise performance. PINK comparable sales decreased, primarily driven by declines in sleepwear and tops. Victoria’s Secret Beauty comparable sales increased, principally driven by growth in PINK Beauty. Revenue earned in connection with our private label credit card arrangement decreased $59 million primarily driven by the decline in net sales in the U.S.
Gross Profit
For 2020, our gross profit decreased $492 million compared to 2019 to $1.571 billion, and our gross profit rate (expressed as a percentage of net sales) increased to 29.0% from 27.5% in 2019. The gross profit decrease was due to lower merchandise margin dollars related to the decrease in net sales driven by the temporary COVID-19-related store closures and permanent store closures. This decrease was partially offset by improved response to our merchandise assortments driven by the disciplined management of inventory, as well as strong selling execution online, all of which enabled us to reduce promotional activity during the year. Additionally, occupancy expenses were lower this year due to the store closures, rent relief totaling $90 million and a $34 million decrease in store and lease asset impairment charges recognized in occupancy expense.
The gross profit rate increase was driven by an increase in the merchandise margin rate reflecting a meaningful pullback in promotional activity. The merchandise margin rate improvement was partially offset by buying and occupancy deleverage on lower net sales. The deleverage on buying and occupancy as a result of lower net sales was partially offset by the rent relief, a decrease in store and lease asset impairment charges and a benefit from the penetration into the direct channel.
General, Administrative and Store Operating Expenses
For 2020, our general, administrative and store operating expenses decreased $563 million, or 25% compared to 2019, to $1.672 billion driven primarily by lower store selling and marketing expenses as a result of the temporary COVID-19-related store closures and our permanent store closures. These decreases were partially offset by severance and related costs associated with headcount reductions totaling $51 million, costs of

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
$36 million associated with the terminated sale agreement of the VS business in the first half of 2020, a $31 million increase in marketing expenses in the direct channel, costs of $19 million associated with employee retention arrangements and an $8 million increase in incentive compensation given company performance in the fall season.
For purposes of preparing the combined financial statements on a “carve-out” basis, the Company has been allocated a portion of LB’s total corporate expenses. These allocations are included in general, administrative and store operating expenses. Corporate allocated expenses decreased $33 million, to $77 million in 2020 from $110 million in 2019, primarily driven by headcount reductions and the transition of certain corporate functions in 2020 into the business as part of the steps to prepare us to operate as a separate standalone company.
The general, administrative and store operating expense rate (expressed as a percentage of net sales) in 2020 increased to 30.9% from 29.8% in 2019 due to deleverage on lower net sales as well as severance and the other increased expenses mentioned above.
Impairment of Goodwill
In 2019, our goodwill impairment assessments concluded that the carrying values of our North America and Greater China reporting units exceeded their fair values. Accordingly, we recognized pre-tax goodwill impairment charges of $720 million.
Provision for Income Taxes
For 2020, our effective tax rate was 31.9% compared to 0.2% in 2019. The 2020 rate varied from our combined estimated federal and state statutory rate primarily due to tax matters associated with our investments in the United Kingdom. The 2019 rate was impacted by the goodwill impairment charges which generated minimal tax benefit.
Results of Operations—2019 Compared to 2018
For 2019, our operating income declined $1.292 billion from $400 million in 2018 to an operating loss of $892 million in 2019, and the operating income rate decreased to (11.9)% from 4.9% in 2018. The following information summarizes our results of operations for 2019 compared to 2018.
Net Sales
The following table provides net sales for 2019 in comparison to 2018:
	2019	2018	% Change
	(in millions)
Stores - North America	$5,112	$5,628	(9)%
Direct	1,693	1,747	(3)%
International(a)	704	728	(3)%
Total	$7,509	$8,103	(7)%
(a)	Results include company-operated stores in the U.K. and Greater China, and royalties associated with franchised stores and wholesale sales.
The following table provides a reconciliation of net sales for 2018 to 2019:
(in millions)
2018 Net Sales	$8,103
Comparable Store Sales	(507)
Sales Associated with New, Closed and Non-comparable Remodeled Stores, Net	(4)
Direct Channels	(56)
Private Label Credit Card	6
International Wholesale, Royalty and Other	(18)
Foreign Currency Translation	(15)
2019 Net Sales	$7,509

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The following table compares comparable sales for 2019 to 2018:
	2019	2018
Comparable Sales (Stores and Direct)(a)	(8)%	(2)%
Comparable Store Sales(a)	(9)%	(6)%
(a)
The percentage change in comparable sales represents direct and comparable store sales. The percentage change in comparable store sales represents the change in sales at comparable stores only and excludes the change in sales from our direct channel. The change in comparable sales provides an indication of period over period growth (decline). A store is typically included in the calculation of comparable sales when it has been open 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores are excluded if total selling square footage in the mall changes by 20% or more through the opening or closing of a second store. The percentage change in comparable sales is calculated on a comparable calendar period as opposed to a fiscal basis. Comparable sales attributable to our international stores are calculated on a constant currency basis.

In the stores channel, our North America net sales decreased $516 million compared to 2018, or 9%, to $5.112 billion. The decrease in comparable store sales was driven by a decline in store traffic and average unit retail, partially offset by an increase in conversion. Net sales from our partner-operated stores outside of North America decreased due to declines in the travel retail business and the negative impacts of foreign currency in Greater China, partially offset by the increase from new company-operated stores in Greater China.
In the direct channel, net sales decreased $54 million compared to 2018, or 3%, to $1.693 billion. The decrease in direct sales was driven by a decrease in average unit retail and conversion.
For both channels, lingerie comparable sales decreased, primarily due to declines in bras and apparel, driven by weak merchandise performance. PINK comparable sales decreased, primarily driven by declines in apparel, principally in tops, due to weak merchandise performance and the exit of the swim business. Victoria’s Secret Beauty comparable sales increased, as growth in accessories and PINK Beauty were partially offset by a decline in the lip business.
Gross Profit
For 2019, our gross profit decreased $626 million to $2.063 billion, and our gross profit rate (expressed as a percentage of net sales) decreased to 27.5% from 33.2%. The gross profit decrease was primarily driven by lower merchandise margin dollars related to the decrease in net sales and an increase in long-lived store asset impairment charges from $101 million in 2018 to $263 million in 2019.
The gross profit rate decrease was driven by a decline in the merchandise margin rate due to increased promotions to drive traffic and clear inventory, the increase in long-lived store asset impairment charges and buying and occupancy deleverage on lower net sales.
General, Administrative and Store Operating Expenses
For 2019, our general, administrative and store operating expenses decreased $54 million compared to 2018, or 2%, to $2.235 billion primarily due to the lower marketing and store selling expenses.
For purposes of preparing the combined financial statements on a “carve-out” basis, the Company has been allocated a portion of LB’s total corporate expenses. These allocations are included in general, administrative and store operating expenses. Corporate allocated expenses decreased $8 million to $110 million in 2019 from $118 million in 2018, driven by reductions in executive management and other corporate and governance functions.
The general, administrative and store operating expense rate (expressed as a percentage of net sales) in 2019 increased to 29.8% from 28.3% in 2018 as the declines in marketing and store selling expenses were more than offset by deleverage on lower net sales.
Impairment of Goodwill
In 2019, our goodwill impairment assessments concluded that the carrying values of our North America and Greater China reporting units exceeded their fair values. Accordingly, we recognized pre-tax goodwill impairment charges of $720 million.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Provision for Income Taxes
For 2019, our effective tax rate was 0.2% compared to 35.7% in 2018. The 2019 rate varied from our combined estimated federal and state statutory rate primarily due to the goodwill impairment charges, which generated minimal tax benefit. The 2018 rate was higher than our combined estimated federal and state statutory rate primarily due to losses related to certain foreign subsidiaries, which generate no tax benefit.
Liquidity and Capital Resources
Historically, we have generated annual cash flow from operating activities. However, we have operated within LB’s cash management structure, which uses a centralized approach to cash management and financing of our operations. A substantial portion of our cash is transferred to LB. This arrangement is not reflective of the manner in which we would have financed our operations had we been an independent, publicly traded company during the periods presented.
The cash and cash equivalents held by LB at the corporate level are not specifically identifiable to us and, therefore, have not been reflected in the combined balance sheets. LB’s third-party long-term debt and the related interest expense have not been allocated to VS for any of the periods presented as VS was not the legal obligor of such debt.
Following the Separation from LB, our capital structure and sources of liquidity will change from the historical capital structure because we will no longer participate in LB’s centralized cash management program. Our ability to fund our operating needs will depend on our future ability to continue to generate positive cash flow from operations, and on our ability to obtain debt financing on acceptable terms. Based upon our history of generating positive cash flows, we believe we will be able to meet our short-term liquidity needs. Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the Separation, (ii) adequate liquidity to fund capital expenditures, and (iii) flexibility to meet investment opportunities that may arise. However, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future.
In connection with the Separation, we expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we intend to use to make the LB Cash Payment and to pay related fees and expenses. We expect our revolving facility to be undrawn at the Separation. The debt may also restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, the Separation may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.
We expect to utilize our cash flows to continue to invest in our brands, talent and capabilities, and growth strategies as well as to repay our indebtedness over time.
Our cash flows for the periods below were as follows:
	First Quarter		Fiscal Year
	2021	2020	2020	2019	2018
	(in millions)
Cash provided by (used for) operating activities	$102	$(300)	$674	$315	$698
Cash used for investing activities	$(19)	$(28)	$(123)	$(243)	$(343)
Cash provided by (used for) financing activities	$(88)	$254	$(465)	$(192)	$(264)
Cash Provided by Operating Activities
Cash flow provided by operating activities is dependent on the level of net income (loss), adjustments to net income (loss) and changes in working capital.
Net cash provided by operating activities was $102 million in the first quarter of 2021, including net income of $174 million. Net income included depreciation of $80 million, deferred income tax expense of $34 million and share-based compensation expense of $7 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant item in working

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
capital was a decrease in operating cash flows of $97 million for the decrease in accounts payable, accrued expenses and other and a decrease in operating cash flows of $60 million for the increase in inventory.
Net cash provided by operating activities was $674 million in 2020, including the net loss of $72 million. Net loss included depreciation of $326 million, store and lease asset impairment charges of $254 million, deferred income tax benefits of $64 million, gain from formation of the U.K. and Ireland joint venture of $54 million, gain from the Hong Kong store closure and lease termination of $39 million and share-based compensation expense of $25 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were an increase in operating cash flow of $141 million associated with the decrease in inventories and an increase in operating cash flow of $97 million associated with other assets and liabilities.
Net cash provided by operating activities was $315 million in 2019, including the net loss of $897 million. Net loss included depreciation of $411 million, goodwill impairment charges of $720 million, store and lease asset impairment charges of $263 million, share-based compensation expense of $38 million and deferred income tax benefits of $30 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were a decrease in operating cash flow of $118 million associated with the decrease in accounts payables, accrued expenses and other and a decrease in operating cash flows of $57 million associated with other assets and liabilities.
Net cash provided by operating activities was $698 million in 2018, including net income of $251 million. Net income included depreciation of $425 million, store asset impairment charges of $101 million, share-based compensation expense of $39 million and deferred income tax benefits of $35 million. Other changes in assets and liabilities represent items that had a current period cash flow impact, such as changes in working capital. The most significant items in working capital were a decrease in operating cash flow of $114 million associated with the decrease in Income taxes payable and an increase in operating cash flows of $97 million associated with other assets and liabilities.
Cash Used for Investing Activities
Net cash used for investing activities in the first quarter of 2021 was $19 million for capital expenditures. The capital expenditures were primarily related to spending on technology and logistics to support our digital business and other retail capabilities.
Net cash used for investing activities in 2020 was $123 million consisting primarily of $127 million of capital expenditures, offset by $4 million of other investing activities. The capital expenditures were primarily related to spending on technology and logistics to support our digital business and other retail capabilities.
Net cash used for investing activities in 2019 was $243 million consisting primarily of $225 million of capital expenditures. The capital expenditures were primarily related to spending on technology and logistics to support our digital business and other retail capabilities.
Net cash used for investing activities in 2018 was $343 million consisting primarily of $341 million of capital expenditures. The capital expenditures were related to the opening of new stores and remodeling and improving existing stores. Remaining capital expenditures were primarily related to spending on technology and infrastructure to support growth.
Cash Used for Financing Activities
Net cash used for financing activities in the first quarter of 2021 was $88 million related to net transfers to LB. Net cash used for financing activities in 2020 was $465 million consisting primarily of net transfers to LB of $407 million, $155 million of net repayments under our Foreign Facilities (as defined below), partially offset by borrowings from a related party of $97 million. Net cash used for financing activities in 2019 was $192 million consisting primarily of net transfers to LB of $197 million partially offset by $5 million of net borrowings under our Foreign Facilities. Net cash used for financing activities in 2018 was $264 million consisting primarily of net transfers to LB of $327 million partially offset by $63 million of net borrowings under our Foreign Facilities.
The Company had a related party note payable, with LB as the counterparty, of $97 million at May 1, 2021. At the time of the Separation, we will no longer have the related party note and associated accrued interest balance.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Certain of the Company’s China subsidiaries utilize revolving and term loan bank facilities to support their operations (the “Foreign Facilities”). These facilities are guaranteed by LB and certain of LB’s and our 100% owned subsidiaries. As of May 1, 2021, there were no outstanding borrowings under the Foreign Facilities. Further, during 2020, LB placed cash on deposit with certain financial institutions as collateral for the Foreign Facilities. The amount of collateral required was dependent upon the aggregate lending commitments and totaled $30 million as of May 1, 2021. The Company expects to terminate the Foreign Facilities prior to the Separation.
Under the Separation and Distribution Agreement, the Company is required to use commercially reasonable efforts to, effective as of the Distribution, terminate any guarantee provided by LB or any of its subsidiaries for the benefit of the Company or its subsidiaries, or remove or substitute LB and its subsidiaries as guarantors under such guarantees and, if not effected by the Distribution, to effect such termination, removal or substitution as soon as reasonably practicable after the Distribution.
Working Capital
Historically, we have generated annual cash flow from operating activities to support our working capital needs. However, we have operated within LB’s cash management structure, which uses a centralized approach to cash management and financing of our operations. A substantial portion of our cash is transferred to LB. This arrangement is not reflective of the manner in which we would have been able to finance our operations had we been an independent, publicly traded company during the periods presented.
Contractual Obligations
The table below provides our estimated contractual obligations, aggregated by type, including the maturity profile as of January 30, 2021. These estimated contractual obligations may not be representative of our future contractual obligations profile as an independent, publicly traded company. Our estimated contractual obligations do not reflect changes that we expect to experience in the future as a result of the Separation, such as contractual arrangements that we may enter into in the future that were historically entered into by LB for shared-services.
	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	4-5 Years	More than 5 Years	Other
	(in millions)
Long-term Debt(a)	$115	$4	$8	$103	$—	$—
Future Lease Obligations(b)	2,581	503	798	558	722	—
Purchase Obligations(c)	470	457	12	1	—	—
Other Liabilities(d)(e)	143	90	25	18	—	10
Total	$3,309	$1,054	$843	$680	$722	$10
(a)	Long-term debt obligations relate to our principal and interest payments for our outstanding related party note. Interest obligations exclude amounts which have been accrued through January 30, 2021.
(b)	Future lease obligations primarily represent minimum payments due under store lease agreements.
(c)
Purchase obligations primarily include purchase orders for merchandise inventory and other agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

(d)	Other liabilities include future payments relating to our non-qualified supplemental retirement plan of $66 million in the “Less Than 1 Year” category.
(e)
Other liabilities also include future estimated payments associated with unrecognized tax benefits. The “Less Than 1 Year” category includes $23 million of these tax items because it is reasonably possible that the amounts could change in the next 12 months due to audit settlements or resolution of uncertainties. The remaining portion totaling $10 million is included in the “Other” category as it is not reasonably possible that the amounts could change in the next 12 months. In addition, we have a remaining liability of $44 million related to the deemed repatriation tax on our undistributed foreign earnings resulting from the Tax Cuts and Jobs Act of 2017. The tax liability will be paid over the next four years.

Guarantees
Certain of our subsidiaries, along with other wholly-owned subsidiaries of LB, guarantee and pledge collateral to secure the LB asset-backed revolving credit facility (“ABL Facility”). The ABL Facility has aggregate commitments at $1 billion and has an expiration date in August 2024. As of May 1, 2021, there were no borrowings outstanding under the ABL Facility. Certain of our subsidiaries, along with other wholly-owned

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
subsidiaries of LB, have also guaranteed LB’s obligations under certain of LB’s long-term notes. As of May 1, 2021, in aggregate the outstanding balance of our guarantees for certain of LB’s notes was $4.8 billion with maturity dates between October 2023 and July 2036. The guarantees are full and unconditional on a joint and several basis.
Our guarantees of obligations under LB’s long-term notes are expected to terminate concurrently with the Separation, subject to standard notice provisions to the trustee. Our guarantees of obligations under the ABL Facility are also expected to terminate concurrently with the Separation, subject to consent of the lenders.
Off-Balance Sheet Arrangements
We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to risks in the ordinary course of business. Management, as part of LB, regularly assesses and manages exposures to these risks through operating and financing activities and, when appropriate, by taking advantage of natural hedges within us. Potential risks are discussed below.
Foreign Exchange Rate Risk
We have operations in foreign countries which expose us to market risk associated with foreign currency exchange rate fluctuations. Our Canadian dollar and Chinese Yuan denominated earnings are subject to exchange rate risk as substantially all our merchandise sold in Canada and Greater China is sourced through U.S. dollar transactions. Although we utilize foreign currency forward contracts to partially offset risks associated with our operations in Canada, these measures may not succeed in offsetting all the short-term impact of foreign currency rate movements and generally may not be effective in offsetting the long-term impact of sustained shifts in foreign currency rates.
Further, although our royalty arrangements with our international partners are denominated in U.S. dollars, the royalties we receive in U.S. dollars are calculated based on sales in the local currency. As a result, our royalties in these arrangements are exposed to foreign currency exchange rate fluctuations.
Interest Rate Risk
Our investment portfolio primarily consists of interest-bearing instruments that are classified as cash and cash equivalents based on their original maturities. Our investment portfolio is maintained in accordance with the LB investment policy, which specifies permitted types of investments, specifies credit quality standards and maturity profiles and limits credit exposure to any single issuer. The primary objective of our investment activities is the preservation of principal, the maintenance of liquidity and the maximization of interest income while minimizing risk. Our investment portfolio is comprised of U.S. government obligations, U.S. Treasury and AAA-rated money market funds and bank deposits. Given the short-term nature and quality of investments in our portfolio, we do not believe there is any material risk to principal associated with increases or decreases in interest rates.
During 2020, we borrowed $97 million from LB to pay down outstanding debt with external parties. This borrowing is due in September 2025 and has a variable interest rate based on the China Loan Prime Rate, which was 3.85% as of May 1, 2021. At the time of the Separation, we will no longer have the related party note.
Concentration of Credit Risk
We maintain cash and cash equivalents and derivative contracts with various major financial institutions. We monitor the relative credit standing of financial institutions with whom we transact and limit the amount of credit exposure with any one entity. Our investment portfolio is comprised of U.S. government obligations, U.S. Treasury and AAA-rated money market funds and bank deposits. We also periodically review the relative credit standing of franchise, license and wholesale partners and other entities to which we grant credit terms in the normal course of business.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Critical Accounting Policies and Estimates
We have chosen accounting policies that management believes are appropriate to accurately and fairly report our operating results and financial position in conformity with GAAP. We apply these accounting policies in a consistent manner. Significant accounting policies are summarized in Note 1 to our audited combined financial statements included elsewhere in this information statement.
The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies related to estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management evaluates its accounting policies, estimates and judgments, including those related to inventories, long-lived assets, claims and contingencies, income taxes and revenue recognition. Management bases our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. We believe the following assumptions and estimates are most significant to reporting our results of operations and financial position.
Inventories
Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis. We record valuation adjustments to our inventories if the cost of inventory on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management’s judgment regarding future demand and market conditions and analysis of historical experience. If actual demand or market conditions are different than those projected by management, future period merchandise margin rates may be unfavorably or favorably affected by adjustments to these estimates.
We also record inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management’s analysis of historical results and operating trends. Management believes that the assumptions used in these estimates are reasonable and appropriate. A 10% increase or decrease in the inventory valuation adjustment would have impacted net income by approximately $4 million for 2020. A 10% increase or decrease in the estimated physical inventory loss adjustment would have impacted net income by approximately $3 million for 2020.
Valuation of Long-lived Assets, Including Intangible Assets and Goodwill
Long-lived Store Assets
Long-lived store assets, which include leasehold improvements, store related assets and operating lease assets (subsequent to the adoption of ASC 842, Leases), are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, we determine the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets are determined using Level 3 inputs within the fair value hierarchy.
In 2020, we executed a rationalization of our company-operated store footprint. We permanently closed 241 stores in North America in 2020. Given the closures in 2020 as well as the negative operating results of certain stores in 2020, 2019 and 2018, we reviewed the long-lived store assets for potential impairment in all periods presented. We determined that the estimated undiscounted future cash flows were less than the carrying values for certain asset groups and, as a result, determined the estimated fair values of the store asset groups using estimated discounted future cash flows and estimated market rental rates.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The following table provides pre-tax long-lived store asset impairment charges included in the Combined Statement of Income (Loss) for 2020, 2019 and 2018:
	2020	2019	2018
	(in millions)
Store Asset Impairment	$136	$198	$101
Operating Lease Asset Impairment	118	65	—
Total Impairment	$254	$263	$101
Our fair value estimates incorporated significant assumptions and judgments including, but not limited to, estimated future cash flows, discount rates and market rental rates. The use of different assumptions or judgments in our assessment could materially increase or decrease the fair value of our store assets and, accordingly, could materially increase or decrease any related impairment charge. Sustained declines in our business performance could result in a material impairment charge in a future period.
When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life.
Goodwill
Goodwill is reviewed for impairment at the reporting unit level each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. We have the option to either first perform a qualitative assessment to determine whether it is more likely than not that each reporting unit’s fair value is less than its carrying value (including goodwill), or to proceed directly to the quantitative assessment which requires a comparison of the reporting unit’s fair value to its carrying value (including goodwill). If we determine that the fair value of a reporting unit is less than its carrying value, we recognize an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit. Our reporting units are determined in accordance with the provisions of ASC 350, Intangibles - Goodwill and Other. During 2019, we impaired the goodwill at the North America and Greater China reporting units, resulting in pre-tax impairment charges of $720 million. Subsequent to these impairments, we no longer recognized any goodwill.
Trade Name
The VICTORIA’S SECRET trade name is an indefinite-lived intangible. The trade name is reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. We have the option to either first perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired, or to proceed directly to the quantitative assessment which requires a comparison of the fair value of the intangible asset to its carrying value. To determine if the fair value of the asset is less than its carrying amount, we will estimate the fair value, usually determined by the relief from royalty method under the income approach, and compare that value with its carrying amount. If the carrying value of the trade name exceeds its fair value, we recognize an impairment charge equal to the difference.
As of the end of the fourth quarter of 2020, we performed our annual impairment assessment of the VICTORIA’S SECRET trade name. To estimate the fair value of the trade name, we used the relief from royalty method under the income approach. The annual assessment concluded that the fair value of the trade name was in excess of its carrying value.
The use of different assumptions or judgments in our impairment assessment of our trade name, including with respect to the estimated future cash flows, the discount rate used to discount such estimated future cash flows to their net present value and royalty rates used for the relief from royalty method, could materially increase or decrease the fair value of our trade names. A 50% reduction to our assumed royalty rate would not have resulted in a material impairment charge in 2020.
Claims and Contingencies
We are subject to various claims and contingencies related to lawsuits, taxes, insurance, regulatory and other matters arising out of the normal course of business. Our determination of the treatment of claims and

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
contingencies in the Combined Financial Statements is based on management’s view of the expected outcome of the applicable claim or contingency. We consult with legal counsel on matters related to litigation and seek input from both internal and external experts with respect to matters in the ordinary course of business. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is reasonably estimable. If the likelihood of an adverse outcome is only reasonably possible (as opposed to probable) or if an estimate is not reasonably determinable, disclosure of a material claim or contingency is disclosed in the notes to the financial statements.
Income Taxes
We account for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company’s Combined Statement of Income (Loss) in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.
In determining our provision for income taxes, we consider permanent differences between book and tax income and statutory income tax rates. Our effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.
We follow a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. Our policy is to include interest and penalties related to uncertain tax positions in income tax expense.
Historically, our income tax expense and deferred tax balances have been included in LB’s income tax returns. LB’s income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. At any one-time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which we have established an accrual is audited and fully resolved or clarified. We adjust our tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or when more information becomes available. We include our tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Combined Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in provision (benefit) for income taxes on the combined statements of income (loss).
Revenue Recognition
In 2018, we adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective approach. We recognize revenue based on the amount we expect to receive when control of the goods or services is transferred to our customer. We recognize sales upon customer receipt of merchandise, which for direct channel revenues reflect an estimate of shipments that have not yet been received by our customer based on shipping terms and historical delivery times. Our shipping and handling revenues are included in net sales with the related costs included in costs of goods sold, buying and occupancy in the combined statements of income (loss). We also provide a reserve for projected merchandise returns based on historical experience. Net sales exclude sales and other similar taxes collected from customers.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
We offer certain loyalty programs that allow customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, they can use the points to purchase merchandise in stores or online. We allocate revenue to points earned on qualifying purchases and defer recognition until the points are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points not expected to be redeemed based on historical experience.
We sell gift cards with no expiration dates to customers. We do not charge administrative fees on unused gift cards. We recognize revenue from gift cards when they are redeemed by the customer. In addition, we recognize revenue on unredeemed gift cards where the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion, and over the same period, as actual gift card redemptions. We determine the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in net sales in the combined statements of income (loss).
Revenue earned in connection with the Victoria’s Secret U.S. private label credit card arrangement is primarily recognized based on credit card sales and usage, and is included in net sales in the combined statements of income (loss). We recognized Net Sales of $135 million, $194 million and $187 million for 2020, 2019 and 2018, respectively, related to our private label credit card arrangement.
We also recognize revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.
Recently Issued and Adopted Accounting Standards
Refer to Note 1 to our audited combined financial statements and unaudited interim combined financial statements included elsewhere in this information statement for discussion of recently issued and adopted accounting standards.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
BUSINESS
Overview
Victoria’s Secret is an iconic global brand of women’s intimate and other apparel, personal care and beauty products. We sell our products through two brands, Victoria’s Secret and PINK. Victoria’s Secret is a category-defining global lingerie brand with a leading market position and a rich, 40-year history of serving women across the globe. PINK is a lifestyle brand for the college-oriented customer, built around a strong intimates core. We also sell beauty products under both the Victoria’s Secret and PINK brands. Together, Victoria’s Secret, PINK and Victoria’s Secret Beauty support, inspire and celebrate women through every phase of their life.
Victoria’s Secret and PINK merchandise is sold online through our e-commerce platform, through company-operated retail stores located in the U.S., Canada and Greater China, and through international stores and websites operated by partners under franchise, license, wholesale and joint venture arrangements. We have a presence in over 70 countries and generated approximately $5.4 billion in global sales in 2020 across all channels. We believe we benefit from global brand awareness, a wide and compelling product assortment and a powerful, deep connection with our customers.
Our 867 North American stores as of May 1, 2021 represent the majority of our business and, despite the impact of the global COVID-19 pandemic, our North American stores business generated approximately 50% of our revenue in 2020. In addition to our physical stores, our customer-centric digital platform – including our social media following, our websites and our mobile applications – allows us to connect to our customers and communicate with them anytime and anywhere. Sales in our direct channel increased 31% to $2.2 billion in 2020 from $1.7 billion in 2019. We and our partners operated 520 stores outside of North America as of May 1, 2021, including 62 company-operated stores in Greater China and 458 stores internationally outside of China, which are operated by partners under franchise, license, wholesale and joint venture arrangements.
Our brands operate across several categories and appeal to a broad and inclusive customer base. We are focused on maintaining our reputation for beautiful products known for comfort, quality and fit, while also expanding our assortment and size range to broaden our customer offering. We target global markets across demographic and economic spectrums. We leverage our brands, as well as our expertise in product design and innovation, to create merchandise women love and marketing campaigns that resonate. We are focused on aligning our brand positioning, product assortment and values to those of our customers. We believe our global brand awareness creates a platform for us to further strengthen our brands, enhance customer loyalty and grow our customer base.
Although recent performance has improved significantly, we experienced challenging business results in 2019 and 2020. In 2019, net sales decreased 7% and our gross profit decreased 23% compared to the prior year period as our merchandise and brand positioning failed to resonate with our customers. In 2019, we recognized a net loss of $897 million which included a $720 million charge related to the impairment of goodwill. In 2020, our business operations and financial performance were materially impacted by the COVID-19 pandemic. All of our stores in North America were closed on March 17, 2020, but we were able to re-open the majority of our stores as of the beginning of the third quarter of 2020. Although sales in our direct channel grew 31% in 2020, the closure of, and restrictions in operating, our stores led to a decrease in net sales of 28% in 2020, and a decrease in gross profit of 24%, each compared to the prior year period, and a net loss of $72 million.
In response to the COVID-19 pandemic and in order to improve business performance, we launched a profit improvement plan beginning in the third quarter of 2020. We began to see performance improve in the third and fourth quarter of 2020 and, most recently, we reported net income of $174 million for the first quarter of 2021.
Our highly experienced management team is executing our strategy to continue to improve the performance and profitability of the business and we believe there are opportunities for further improvement, which will be driven by delivering a best-in-class product, brand and retail experience to our customers.
VS is headquartered in Reynoldsburg, Ohio. Following the Separation, we will become an independent, publicly traded company led by a highly experienced management team fully dedicated to leveraging our capabilities and driving our strategic initiatives. We will also have increased flexibility to deploy our free cash flow towards our operating and capital allocation priorities. In connection with the Separation, we expect to incur up to $1.0 billion of new debt from senior secured notes and/or term loan facilities, the proceeds of which we

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
intend to use to make the LB Cash Payment and to pay related fees and expenses. We expect our revolving facility to be undrawn at the Separation. We expect to trade under the ticker symbol “VSCO” on the NYSE.
Our Competitive Strengths
Two Category-Defining Brands with Global Brand Awareness and Resonance.
Both the Victoria’s Secret and PINK brands have a strong global presence and awareness among consumers, which we believe provides us with a competitive advantage. We estimate Victoria’s Secret’s U.S. brand awareness as 87% and PINK’s brand awareness as 86% based on a company-sponsored marketing study. While our history runs deep as a dominant player in intimates, our brands also provide compelling offerings in fragrance, beauty, apparel, loungewear, sleepwear, athletic attire and swimwear. We believe our recent and decisive actions to evolve our positioning and promote inclusivity and diversity will allow us to attract new customers while also deepening our connection with existing ones. We are focused on fueling our customer’s desire to be herself by empowering her with products that not only offer her comfort and style, but also allow her to celebrate and express her true self.
Global Scale at Retail.
We believe VS has significant scale and strength in reaching its consumer base. Our vast reach is evidenced by our leading market position in the U.S. intimates category, with meaningful market share based on a 2020 company-sponsored marketing study. Additionally, as of May 2021, we had over 69 million Victoria’s Secret and approximately 8 million PINK Instagram followers, approximately 27 million active customers (which we define as customers who have purchased from us in the last twelve months), approximately 6.3 million Victoria’s Secret Credit Card holders and approximately 5.5 million members of PINK’s loyalty program, PINK Nation. We interact with our customers through three powerful distribution channels:
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Digital. Our large and growing digital business allows for an interconnected customer experience across our brands and platforms. We deliver a differentiated digital experience through seamless and personalized touchpoints. Importantly, we are focused on developing our social media platforms and websites, applications with personalized digital marketing campaigns, advanced omni-channel offerings and improved store and website inventory connectivity. Our digital connection to consumers is evidenced by the fact that approximately 15 million consumers as of May 1, 2021, or approximately 60% of our customer base, interacted with our brands through our digital channel in the last twelve months.

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North American Stores. Our retail footprint in North America, as of May 1, 2021, spans the U.S. and Canada with 867 stores, representing a combined 6.0 million square feet of selling space. Our North American stores channel creates an immersive environment for customers to experience our brands and try new products. Our sales associates and store managers are central in creating an engaging and compelling store experience by providing a high level of customer service. Although traffic levels were challenged in the first quarter of 2021 and in 2020 due to the pandemic, our improved assortment and focus on store selling initiatives drove increases in conversion (which we define as the percentage of customers who visit our stores who make a purchase) and average unit retail (which we define as the average price per unit purchased) compared to 2019.

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International. We have a significant international footprint with 520 international stores and 26 international digital sites as of May 1, 2021. We believe we have meaningful opportunity to grow through new Victoria’s Secret Beauty and Accessories and full assortment stores, new digital sites and new geographies. Victoria’s Secret Beauty and Accessories stores represent smaller footprint stores including stores in airports and other travel retail locations, which enable significant global exposure. Our international stores span the Americas, Europe, Asia, Africa and the Middle East, in addition to the strong digital component of our international business.

Agile and Highly Responsive Supply Chain and Sourcing Capabilities.
Our sourcing and production function has a long and deep presence in key sourcing markets including those in the U.S. and Asia. Our intimates and apparel categories are supported by an internationally outsourced platform, primarily in Asia, which has consistently provided rapid speed to market, high quality and innovative

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products and an efficient cost base. Meanwhile, our beauty platform is largely centered in Ohio, where a number of our suppliers are located, boasting innovation and agile manufacturing. We have thoughtfully designed our supply chain around three key principles: speed-to-market, quality and cost efficiency.
The current environment requires unprecedented agility, and we are leveraging the speed that we have in our supply chain, our close partnerships with suppliers and the capabilities of our sourcing, production and logistics teams to actively manage our inventory and adjust for channel shifts across our business. We have focused on speed to market and believe our lead times are amongst the shortest in the industry, allowing us to read and react to customer preferences. As an example, we have worked with our suppliers to develop an “instant panty” program that allows us to go from order to product in stores within two weeks. The agility within our supply chain provides us with flexibility to quickly re-order strong sellers as we seek to maximize our sales and merchandise margin rate opportunities.
Our strong relationships with our suppliers have allowed us to manufacture our products with cost efficiency without sacrificing quality. We have approximately 200 vendors across product categories as of January 30, 2021. Our global supply base and flexibility are key competitive advantages and allow us to provide a broad product range, innovation and assortment to our customers.
Highly-Talented Management Team with Deep Industry Experience.
We put an emphasis on ensuring a strong and impactful team is in place to direct the business towards growth and reach its potential at this crucial inflection point. The Company is led by Martin Waters, our Chief Executive Officer, who has deep knowledge of the VS brand from his involvement in our business since 2008. Additionally, Amy Hauk, Chief Executive Officer of PINK and Greg Unis, Chief Executive Officer of Victoria’s Secret Beauty, are experienced and talented retail leaders. Amy Hauk joined LB in 2008 and has served as Chief Executive Officer of PINK since 2018. Greg Unis joined the Company as Chief Executive Officer of Victoria’s Secret Beauty in 2016. The management team is highly collaborative across brands as well as channels, with each channel (Digital, North American Stores and International) also supported by well qualified leaders.
Our Strategies
Continue to Drive Penetration and Growth in our Digital Channel.
Investing in our digital channel continues to be a key priority and we believe that our global brands and our scaled retail footprint in North America is a unique platform to continue to grow our digital business. Omni-channel initiatives, including buy online pick-up in store, and an increased focus on mobile and application interactions will continue to provide flexibility and convenience to our customers. Our shopping and services initiatives will continue to modernize the customer’s digital shopping experience through features like digital selling guides, virtual try-on, digital appointments, improved checkout performance and alternative payment options. Further, with our customer at the core of our strategy, we are also increasing the personalization of our digital platforms through site experience and marketing designed for our customer. Our ongoing digital investments all help to create a seamless shopping experience between online and offline and bolster our leadership in the digital channel. In addition, we are scaling the distribution capacity of our digital business in order to support our growth and our omni-channel offerings. These strategies are aimed at increasing our digital channel mix and driving margin accretion.
Expand our International Business.
Growing our international business is a key strategy. We plan to drive strong comparable sales growth in franchise stores through continued improved product offerings and adjusting assortments to better reflect local preferences. We plan to increase our international store count, enabled by a new store design, lower costs and flexible store formats, which provide a pathway to profitable growth. Additionally, we expect to continue investing in and growing the digital components of our international business, including through country-specific web platforms tailored to local languages and preferences and through additional regional expansion. We believe our recent joint venture partnership with Next PLC (“Next”) in the United Kingdom will allow us leverage growth through the already existing and impressive Next digital presence. We also anticipate additional opportunities for growth in our travel retail channel as global travel begins to normalize following the COVID-19 pandemic.

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Continue Optimizing Customer Experience through Elevated and Profitable Company-Operated Stores.
We believe we can further optimize our existing base of stores within North America to continue to deliver an elevated retail experience and to meet our customer’s evolving channel preferences. We believe our stores channel is important to engaging with existing and new customers and, accordingly, see it as a key part of our strategy. We are investing in our stores through refreshing existing stores and working towards a store of the future that will include smaller, more flexible space to meet the needs of our customer and accommodate shifting consumer preferences for omni-channel shopping. We also continue to focus on appropriate space allocation within the store and right-sizing the overall size of the North American stores which we believe will lead to sales transference to other stores and our digital channel. In addition to our initiatives related to our physical stores, we plan to continue to invest in store talent and labor optimization. These initiatives are designed to increase productivity in our stores measured through improved sales per selling square foot, as well as overall store profitability.
Invest in our Brands and our Business to Drive Growth.
In addition to the strategies outlined above, we continue to make significant investments in our iconic brands, our physical and digital business channels and our organizational capabilities in order to support the continued growth of our business. We believe our success is significantly enabled by frequent and innovative product launches, which include bra launches at Victoria’s Secret Lingerie and PINK and new fragrances at Victoria’s Secret Beauty. We are making targeted investments in technology to maintain our high digital penetration and to expand the omni-channel offering for our customers. We are also increasing our distribution capacity and efficiency in order to make decisions close to market, deliver orders to customers more quickly and provide the best and widest assortment across product categories and sizes across all channels. Our management team is committed to a diverse and inclusive corporate culture and we are building a world class team to support the execution of our growth strategies.
Recent Actions to Enable our Go-Forward Strategy.
Beginning in the third quarter of 2020, we launched a profit improvement plan to enable the go-forward strategy of the business and reduce costs. We focused on four main strategic actions which have delivered improved operating income:
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Merchandise Margin Rate Expansion. With improved assortment and disciplined inventory management, we drove a significant increase in our merchandise margin rate in the first quarter of 2021 and in 2020, resulting from a pullback in promotions and a shift to more full-priced selling.

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Improved Store Performance. Key initiatives in North American stores include simplified execution through the permanent closure of 241 stores in 2020, store labor optimization through an enhanced labor model, fewer floorset moves and a rightsizing of store leadership models, resulting in a decrease in store selling costs.

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International Restructuring. Through 2020, we took actions to improve performance in our international business, primarily in the United Kingdom, Ireland and China. We transitioned our U.K. and Ireland business to a joint venture with a native U.K. retail business, Next. Partnering with Next allows us to not only leverage our existing scale and capabilities, but also build upon Next’s digital platform. In China, we closed our Hong Kong flagship store, renegotiated our leases for key street locations and reduced overhead in our home office. We also made digital growth in international markets a priority. Through the first quarter of 2021, we grew our digital footprint with additional web and social commerce sites to a total of 26 as of May 1, 2021, across partner and company owned operations.

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Reorganized Corporate Office. In 2020, we performed an organizational review of the business to right-size and realign all major corporate functions to better support a standalone VS business. Home office headcount was reduced by approximately 25%. The goal of the restructuring was to create an effective, efficient and independent organizational structure to support a high performing business and culture.

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Our Brands
Our business operates two category-defining intimates and beauty brands, Victoria’s Secret and PINK. We offer a range of products across intimate apparel, sleepwear, loungewear, swimwear and beauty.
Victoria’s Secret
Victoria’s Secret is a leading lingerie brand, with an established history of over 40 years. The Victoria’s Secret brand celebrates female confidence and inspires women with beautiful products and experiences. Victoria’s Secret offers bras, panties, lingerie, sleepwear, loungewear, sport and swim products across its global retail locations and its online e-commerce channel. Bras and panties represent the two largest categories today for Victoria’s Secret, accounting for over 65% of the brand’s 2020 retail sales. We believe our assortment is differentiated by our focus on fit, comfort and quality.
PINK
PINK is a lifestyle brand that is focused on celebrating and supporting diversity, equity, inclusion, self-confidence and individuality. The brand focuses on a collegiate-oriented customer. Our products are designed to make customers feel good both inside and out, and include bras, panties, active wear, loungewear, accessories and swimwear, which was recently re-introduced to the assortment, with bras and apparel representing the two largest categories. PINK is sold across North America and internationally at Victoria’s Secret and PINK retail stores and online. Loyal PINK customers can join PINK Nation, a free, members-only online community for exclusive special offers and the inside scoop on all things PINK.
Victoria’s Secret Beauty
Victoria’s Secret Beauty expands our offering and enhances our emotional connection to our customers. To complement the core Victoria’s Secret offering, VS launched its first fragrance line in 1991. Today, the Victoria’s Secret Beauty business has grown to be the #1 fragrance brand in America.1 In addition, our Bombshell franchise is the #1 fragrance in America.2 Beauty products include fine fragrance, mists, PINK Beauty products and accessories. Products are sold at Victoria’s Secret specialty retail stores and online.
Distribution Channels
Our distribution channels include digital, North American stores and international stores. We utilize these channels to reach our consumers in the physical and digital locations they frequent within their geographies.
Digital
The digital channel is a key and growing distribution channel and accounted for approximately 40% of our revenues in 2020. The channel includes sales that are derived from our websites and mobile applications.
Our digital presence, including social media, our websites and our mobile applications, allows us to get to know our customers better and communicate with them anytime and anywhere. Our digital customers engage in more transactions relative to non-digital customers. Within digital, we have taken a mobile-first approach to help drive sales.
We have taken steps to modernize the digital platform, including the use of artificial intelligence-driven chatbots and geo-targeted digital marketing. Our digital platform is designed to further support our physical presence and contribute to the growth of omni-channel sales.
North American Stores
The North American stores channel represents the stores in our North American physical retail locations and accounted for approximately 50% of our revenues in 2020. We operate 867 physical locations as of May 1, 2021, including a range of full assortment stores, Victoria’s Secret Lingerie stores and free-standing PINK stores.
[1]	Source: Euromonitor, US retail unit sales, 2020, excluding mists. Aggregated sales of all Victoria’s Secret fragrance brands.
[2]	Source: Euromonitor, US retail unit sales, 2020, excluding mists. Aggregated sales of Victoria’s Secret Bombshell fragrance.

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We are investing in our physical stores by refreshing existing stores and developing a prototype for a store of the future. We continue to right-size our stores to optimize our physical retail footprint and enable omni-channel sales. Additionally, we are investing in our people through field talent and leadership development to optimize the customer experience.
International
The international channel represents our company operated stores and websites in China as well as royalty and wholesale sales related to the stores and websites operated by our franchise, license and wholesale partners. International net sales accounted for approximately 7% of our revenues in 2020. As of May 1, 2021, we have 62 company operated stores in China as well as 458 partner-operated stores around the world, including locations across the Americas, Europe, Asia, Africa and the Middle East.
Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner. We continue to increase the number of locations under these types of arrangements as part of our international expansion.
Design, Product Development and Sourcing
Our product design and innovation is an important component of our strategy. We achieve success through frequent and fashionable product launches across product categories with a focus on fit, fabric, finish, and superior quality. Our merchant, design and sourcing teams have a long history of designing innovative products to meet our customers’ needs. We believe our focus on product development differentiates our offering through superior fit, broad ranges of sizes, and comfortable and appealing silhouettes. Additionally, we believe that our sourcing and production functions, which have a long and deep presence in key sourcing markets including those in the U.S. and Asia, allow us to partner with premier manufacturers to manufacture high-quality products quickly.
Our product development team works with four key design periods for the year, Spring, Summer, Fall and Holiday, that represent our various selling seasons. Certain product lines offer more frequent introductions of new merchandise, and the primary selling seasons, Fall and Holiday, often will see greater quantities of introductions for new merchandise. We tailor our buying strategies to align with customer demand and trends across our core categories with agile and fast lead times.
Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing, and distribution of products to our customers. We believe we have developed a high degree of expertise in managing the complexities associated with a global supply chain that produced more than 425 million finished goods units in 2020.
Distribution and Merchandise Inventory
A substantial portion of our merchandise is shipped to our distribution centers in the Columbus, Ohio area. Additionally, we use third-party operated distribution centers located throughout North America to distribute our merchandise. We use a variety of shipping terms that result in the transfer of title of the merchandise at either the point of origin or point of destination. Our policy is to maintain sufficient quantities of inventories on hand in our retail stores and distribution centers to enable us to offer customers an appropriate selection of current merchandise. We emphasize rapid turnover and take markdowns as required to keep merchandise fresh and current.
We are actively managing our inventory to adjust for the impacts of COVID-19, including store closures, channel shifts, product category shifts and meeting customer demand. The current environment requires unprecedented agility, and we are leveraging the speed that we have in our supply chain, our close partnerships with our suppliers and the capabilities of our sourcing, production and logistics teams to respond quickly.
Advertising and Customer Support
Our brand marketing and advertising efforts are focused on highlighting our products’ fashion, innovative design and quality while also accentuating our brands’ positioning in the broader market and changing landscape. We have shifted the focus of our global message across platforms towards promoting brand inclusivity and

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highlighting our products through an empowering, relatable, fresh brand voice to align with our customers’ values. Our marketing strategies drive brand awareness and create continued loyalty between our customers and our brands. We also find it important to cater messaging towards different geographic and cultural preferences and customs in order to connect with our customers. We are committed to evolving our brand projection to serve our consumer and are developing a number of initiatives to continue evolving our brand through traditional media, entertainment platforms, and community-driven forums. We pursue our marketing strategy across a variety of platforms to reach our omni-channel customers, both in-store and online. We use traditional media outlets such as television and print, as well as digital media channels including social media, paid search and influencers. We have a dedicated team focused on marketing analytics to ensure our advertising and promotional investments are providing effective returns.
Our e-commerce channel and store locations also provide customers with an enhanced understanding of the brands through uniform messaging and brand essence across platforms. Each brand has a marketing team focused on ensuring the customer is appropriately reached and engaged. Our in-store sales force is also highly knowledgeable and we have regular in-store training to promote positive customer interactions through helpful and informed store associates.
Competition
The sale of women’s intimates, apparel, and personal and beauty care products is a highly competitive business. We believe we compete effectively in our core categories by leveraging our brand equity, unique scale and our high-quality and innovative products.
Our primary competitors include individual and chain specialty stores, department stores, mass merchandisers, online retailers and discount retailers. Brand image, presentation, marketing, design, price, service, assortment, fit and quality are the principal competitive factors. A select list of key competitors include Aerie, Calvin Klein, Gap and Hanesbrands. Additionally, we see a large and growing offering from private label intimates apparel created for retailers such as Walmart, Amazon and Target in addition to emerging brands such as Adore Me and Savage by Fenty.
Properties
Company-operated Retail Stores
Our company-operated retail stores are located in shopping malls, lifestyle centers and off-mall locations in the U.S., Canada and Greater China. As a result of our strong brands and established retail presence, we have been able to lease high-traffic locations in most retail centers in which we operate.
The following table provides the number of our company-operated retail stores in operation as of May 1, 2021, January 30, 2021 and February 1, 2020:
	May 1, 2021	January 30, 2021	February 1, 2020
U.S.	841	846	1,053
Canada	26	25	38
U.K. / Ireland	—	—	26
Greater China – Beauty and Accessories	36	36	41
Greater China – Full Assortment	26	26	23
Total	929	933	1,181
The following table provides the changes in the number of our company-operated retail stores operated for the first quarter of 2021 and 2020:
	Beginning of First Quarter	Opened	Closed	End of First Quarter
2021	933	2	(6)	929
2020	1,181	2	(23)	1,160

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The following table provides the changes in the number of our company-operated retail stores operated for the past three fiscal years:
	Beginning of Year	Opened	Closed	Transferred to Joint Venture(a)	End of Year
2020	1,181	26	(248)	(26)	933
2019	1,222	25	(66)	—	1,181
2018	1,230	26	(34)	—	1,222
(a)	Relates to the U.K. joint venture with Next PLC.
Franchise, License and Wholesale Arrangements
In addition to our company-operated stores, our products are sold at hundreds of partner locations and on partner websites in more than 70 countries. We are focused on ensuring our partners have the commitment and capability to provide a quality customer experience and to grow our brands internationally.
Under the terms of our franchise, license and wholesale arrangements, we provide our partners the rights to sell our products in various geographic regions along with operational policies and standards governing such matters as the supply and sale of our products, in stores and online, marketing and store training. Our partners are generally responsible for providing the capital necessary to lease retail space, build-out stores and/or develop websites, fund the operations of the business, and over the longer-term, reinvest in the business. Our partners are also responsible for the day-to-day operations of the business, and must do so in accordance with our policies and standards which are focused on ensuring a consistent customer experience around the world. Such arrangements can typically be terminated, upon delivery of notice, in the event of any breach of representations or warranties.
Our franchise and license arrangements with our partners typically have an initial term of five to ten years, with an option to renew, subject to customary conditions. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers, typically based on a percentage of sales.
Our wholesale arrangements with our partners typically have an initial term of five years, with an option to renew, subject to customary conditions. Revenue is generally recognized under wholesale arrangements at the time the title passes to the partner.
The following table provides the number of our international stores operated by our partners as of May 1, 2021, January 30, 2021 and February 1, 2020:
	May 1, 2021	January 30, 2021	February 1, 2020
Beauty and Accessories	337	338	360
Full Assortment	121	120	84
Total	458	458	444

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Facilities
The following table provides the location, use and size of our distribution, corporate and product development facilities as of January 30, 2021:
Location	Use	Approximate Square Footage
Columbus, Ohio area	Distribution, shipping and corporate offices	3,010,000
New York	Office, sourcing and product development/design	445,000
Kettering, Ohio	Call center	94,000
Hong Kong	Office and sourcing	55,000
Mainland China	Office	51,000
Canada	Office	6,000
Various international locations	Office and sourcing	149,000
United States
Our business is principally conducted from office, distribution and shipping facilities located in the Columbus, Ohio, area. Additional facilities are located in New York and Kettering, Ohio.
Our distribution and shipping facilities consist of three buildings located in the Columbus, Ohio, area. These buildings, including attached office space, comprise approximately 3.0 million square feet.
As of May 1, 2021, we operate 841 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the U.S. A substantial portion of these lease commitments consists of store leases generally with an initial term of 10 years. The store leases expire at various dates between 2021 and 2034. Typically, when space is leased for a retail store in a mall or shopping center, we supply all improvements, including interior walls, floors, ceilings, fixtures and decorations. The cost of improvements varies widely, depending on the design, size and location of the store. In certain cases, the landlord of the property may provide an allowance to fund all or a portion of the cost of improvements, serving as a lease incentive. Rental terms for new locations usually include a fixed minimum rent plus a percentage of sales in excess of a specified amount. We usually pay certain operating costs such as common area maintenance, utilities, insurance and taxes.
International
Canada
We lease an office in the Toronto, Ontario, area. As of May 1, 2021, we operate 26 retail stores located in leased facilities, primarily in malls and shopping centers, throughout the Canadian provinces. These lease commitments consist of store leases with initial terms of 5 to 10 years expiring on various dates between 2021 and 2031.
United Kingdom / Ireland
As a result of our joint venture with Next PLC, we no longer operate any stores in the U.K. or Ireland. However, as of May 1, 2021, we continue to lease a store in the U.K., with a lease expiration in 2025, and a store in Ireland, with a lease expiration in 2037, which are sublet to and operated by the joint venture.
Greater China
We lease offices in Shanghai, Shenzhen and Hong Kong within Greater China. As of May 1, 2021, we operate 62 retail stores in leased facilities in Greater China. These lease commitments consist of store leases with initial terms ranging from 3 to 15 years expiring on various dates between 2021 and 2032.
Other International
As of May 1, 2021, we also have global representation through stores operated by our partners: 337 Victoria’s Secret Beauty and Accessories stores in 67 countries; 104 Victoria’s Secret stores in 30 countries; and 17 PINK stores in six countries. We also operate sourcing-related office facilities in various international locations.

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Seasonal Business
Our operations are seasonal in nature and consist of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The fourth quarter, including the holiday season, typically accounts for approximately one-third of our net sales and is our most profitable quarter. Accordingly, cash requirements are highest in the third quarter as our inventories build in advance of the holiday season.
Regulations
We and our products are subject to regulation by various federal, state, local and foreign regulatory authorities. We are subject to a variety of tax and customs regulations and international trade arrangements. While there are no current regulatory matters that we expect to be material to our results of operations, financial position, or cash flows, there can be no assurances that existing or future laws, regulations and standards applicable to our operations or products will not lead to a material adverse impact on our results of operations, financial position or cash flows.
Human Capital Management
Human Capital
At VS, our purpose goes beyond selling product. We work to foster a safe, welcoming and empowering workplace for our thousands of associates around the globe and are truly making a difference in our communities. The Company will establish a Human Capital and Compensation Committee that oversees the Company’s programs, policies, practices and strategies relating to culture, talent, diversity, inclusion and equal employment opportunities as well as the Company’s executive compensation plans.
Workforce Demographics
As of January 30, 2021, we employed approximately 27,900 associates, approximately 16,500 of whom were part-time. In addition, temporary associates are hired during peak periods, such as the holiday season. Approximately 70% of our associates work in our stores, 15% in distribution centers with the balance in home office and call centers. As of January 30, 2021, women make up approximately 85% of our workforce.
Focus on Inclusion
We focus on recruiting, retaining and advancing diverse talent that reflects the customers we serve and the communities where we live and work. By continuing to encourage a workplace environment where diversity and inclusion are valued, we believe we can serve our customers better, as well as retain highly talented associates, suppliers and vendors of different backgrounds and experiences.
Led by LB’s Office of Inclusion and with oversight from the Human Capital and Compensation Committee, we have built, and will continue to build, an inclusion strategy with five key pillars:
•	Increase the diversity of candidate slates and hires for all roles.
•	Develop, deploy and ensure completion of required learning at all levels bringing awareness and education to associates on diversity, equity and inclusion.
•	Improve retention of diverse associates at all levels. Monitor culture change and employee satisfaction through survey results.
•	Increase volunteerism and giving to organizations targeting racial equity and social justice.
•	Increase spend with minority-owned third-party companies.
More than 99% of our associates have completed training on our strategic vision for diversity and inclusion which includes lessons on bias, equity and conscious inclusion. The training emphasizes both our and our associates’ responsibility to build an inclusive culture.
In addition, we have inclusion resource groups that provide opportunity for associates to connect with one another around their shared passion for creating an inclusive workplace for all associates. These groups provide professional development for associates, support the needs of the business, help shape the culture of our company and volunteer in the community. Our associates participate in four inclusion resource groups designed for associates who identify as, or are allies of, the following groups: Hispanic and Latinx, LGBTQ, Black and African American and women.

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Commitment to Equitable and Competitive Wages
We are committed to equal opportunity and treatment for all associates which includes equal career advancement opportunities and equitable and competitive wages. We evaluate fairness in total compensation with reference to both internal and external comparisons. Our compensation programs are designed to link annual changes in compensation to overall Company performance, as well as each individual’s contribution to the results achieved. The emphasis on overall Company performance is intended to align the associates’ financial interests with the interests of shareholders.
Our investment in our workforce in 2020 included the expansion of participation in the short-term cash incentive compensation program to include all salaried associates in the home office, distribution or call centers beginning with the fall 2020 season and going forward.
Commitment to Providing Quality Benefits
We offer competitive, performance-based compensation; a company-matched savings and retirement plan; and flexible and affordable health and wellness and lifestyle benefits. Subject to certain eligibility requirements, associates can choose benefits and resources that fit their lifestyle, including, but not limited to, 14 weeks paid maternity leave, six weeks paid paternal leave, tuition reimbursement, free access to life planning services and generous merchandise discounts.
Associate Development
We are committed to investing in all our associates. We provide diverse learning opportunities and challenging work experiences. We believe that associates can reach their career goals through multiple roles, career paths and locations around the world. We offer a variety of enrichment experiences for those joining us as interns, new graduates, in mid-career or as a capstone to a career. Examples include:
•	Development Days: Dedicated time to advance technical, creative or business skills.
•	Leadership Development: Courses for associates in management positions to build critical skills and grow as effective leaders.
•	Merchant-in-Training Program: Immersive program to learn the craft both on the job and from experts in the classroom.
•	Onboarding: Dedicated time to learn the business and to form important relationships for mentoring and development.
•	Tuition Assistance: Reimbursement of 80 percent of eligible tuition expenses, up to $3,000 per calendar year.
Safety is Our Priority
Health and safety of our associates, customers and vendors is our highest priority. We provide safe and clean facilities, comply with all applicable workplace safety laws and have global safety policies and procedures to protect from avoidable injury. In response to COVID-19, we implemented robust safety protocols to protect associates working in our distribution centers, stores and home offices. Associates whose work can be done remotely are working from home. For associates who are working in our stores, offices and distribution centers, we are utilizing COVID-19 safety measures developed to align with CDC guidelines.
Code of Conduct
We have a written Code of Conduct that is based on our values and is a resource where associates can find information that defines behaviors that are acceptable and those that are not. We conduct an annual Code of Conduct compliance process which requires associates to complete a Code of Conduct disclosure and a separate training course. We maintain an Ethics Hotline 24 hours a day, 7 days a week where associates may anonymously report potential instances of unethical conduct and potential violations of law or company policies.
Intellectual Property
Our trademarks and patents, which constitute our primary intellectual property, have been registered or are the subject of pending applications in the U.S. Patent and Trademark Office and with the registries of many foreign countries where our products are manufactured and/or sold. In particular, our trademark portfolio consists

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of over 7,000 trademark registrations and applications in the United States and other countries around the world, including for VICTORIA’S SECRET and PINK. We believe our products are identified by our trademarks and, thus, our trademarks are of significant value. Accordingly, we intend to maintain our trademarks and related registrations and vigorously protect our intellectual property assets against infringement, misappropriation or other violations. Although the laws vary by jurisdiction, in general, trademarks remain valid and enforceable as long as the marks are used in connection with the related products and services and the required registration renewals are filed.
We also place high importance on product innovation and design, and a number of these innovations and designs are the subject of issued patents and pending patent applications.
Due to the worldwide consumer recognition of our products, we face an increased risk of counterfeiting by third parties. We vigorously monitor and enforce our intellectual property and proprietary rights against counterfeiting, infringement, misappropriation and other violations by third parties where and to the extent legal, feasible and appropriate. However, the actions we take to protect our intellectual property rights may not be adequate to prevent third parties from copying our products or infringing, misappropriating or otherwise violating our trademarks or other intellectual property rights, and the laws of foreign countries may not protect intellectual property rights to the same extent as do the laws of the U.S. See “Risk Factors— Our ability to adequately maintain, enforce and protect our trade names, trademarks and patents could have an impact on our brand images and ability to penetrate new markets.”
Information Systems
Our management information systems consist of a full range of retail, financial and merchandising systems. The systems include applications related to point-of-sale, e-commerce, merchandising, planning, sourcing, logistics, inventory management, data security and support systems including human resources and finance.
Legal Proceedings
There are no pending material legal proceedings. The Company continues to have ordinary, routine litigation incidental to the business, to which we or any of our subsidiaries is a party or to which any of our property is the subject.

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MANAGEMENT
Executive Officers Following the Separation
The following table sets forth information, as of the date of this information statement, regarding certain individuals who are expected to serve as our executive officers following the Separation. We expect that those individuals noted below who are current employees of LB will transfer from their respective employment with LB to VS and, immediately prior to the Separation, resign from any officer roles with LB.
Name	Age	Position
Martin Waters	55	Chief Executive Officer
Tim Johnson	54	Chief Financial Officer
Amy Hauk	54	Chief Executive Officer of PINK
Gregory Unis	50	Chief Executive Officer of Victoria’s Secret Beauty
Dein Boyle	61	Chief Operating Officer
There are no family relationships among any of the officers named above. Each of our officers will hold office from the date of election until a successor is elected. Set forth below is information about the executive officers identified above.
Martin Waters will be the Chief Executive Officer of VS. Mr. Waters has served as the Chief Executive Officer of VS since February 2021 and Victoria’s Secret Lingerie since November 2020. He previously served as the Chief Executive Officer of L Brands International from 2008 to 2021 with responsibility for launching and growing the global Victoria’s Secret and Bath & Body Works businesses under LB. He holds a B.A. in retail marketing from Manchester University in the United Kingdom. Mr. Waters joined LB in 2008.
Amy Hauk will be the Chief Executive Officer of PINK. Ms. Hauk has served as the Chief Executive Officer of PINK since 2018. Ms. Hauk previously served as chief merchant and executive vice president of merchandising for Bath & Body Works from 2008 to 2018. She holds a B.A. in history from University of California, Davis. Ms. Hauk joined LB in 2008.
Gregory Unis will be the Chief Executive Officer of Victoria’s Secret Beauty. Mr. Unis has served as the Chief Executive Officer of Victoria’s Secret Beauty since 2016. Mr. Unis previously served as executive vice president and global head of men’s and licensing merchandise for Coach from 2010 to 2016. He holds an M.B.A. from Columbia University Business School and a B.A. from Boston University. Mr. Unis joined LB in 2016.
Tim Johnson will be the Chief Financial Officer of VS. Mr. Johnson currently serves as (i) a director of Aaron’s Inc. since May 2021, (ii) a director of FST Logistics since December 2020, (iii) a director of DYLN since October 2020 and (iv) a director of LogicSource, Inc. since January 2020, serving as the chair of the audit committee. He served as the Chief Financial Officer and Chief Administrative Officer of Big Lots, Inc. (“Big Lots”) from August 2015 to August 2019 and Chief Financial Officer from August 2012 to August 2015. Mr. Johnson also served as an interim Co-Chief Executive Officer from December 2018 to October 2019. Prior to that, he held various roles of increasing responsibility at Big Lots from August 2000 to August 2015. He holds a B.S. in business and accounting from Miami University.
Dein Boyle will be the Chief Operating Officer of VS. Mr. Boyle has served as the Chief Operating Officer of VS since 2020. He previously served as chief operating officer of PINK from 2016 to 2020, chief administrative officer of PINK from 2015 to 2016, and executive vice president at PINK from 2012 to 2014. He holds a B.A. in business administration from Indiana State University. Mr. Boyle joined LB in 2008.
Board of Directors Following the Separation
The following individuals are expected to serve as members of our Board of Directors following the Separation.
Name	Age	Position
Martin Waters	55	Chief Executive Officer and Director
Irene Chang Britt	59	Director
Sarah Davis	56	Director

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Name	Age	Position
Jacqueline Hernandez	55	Director
Donna A. James	64	Director
Lauren B. Peters	60	Director
Anne Sheehan	64	Director
Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide the Board of Directors of VS.
Martin Waters will serve on the Board of Directors. For Mr. Waters’ biography, see “—Executive Officers Following the Separation” above. Mr. Waters’ qualifications for election include his service as Chief Executive Officer of VS and his previous service in various leadership roles at LB since 2008.
Irene Chang Britt will serve on the Board of Directors. Ms. Chang Britt currently serves as (i) a director of Mikmak since 2021, (ii) a director of Amica Senior Lifestyles, currently serving as the chairperson of the board and as a member of the compensation and investment committee since 2017, and (iii) an independent director of Brighthouse Financial, Inc. since 2017. She served as an independent director of Tailored Brands, Inc. (formerly Men’s Warehouse, Inc.) from 2015 to 2020 and of Dunkin Brands Group, Inc. between 2014 and 2020. Ms. Chang Britt retired from Campbell Soup Company (“Campbell”), a food and beverage company, in January 2015. At Campbell, Ms. Chang Britt served in positions of increasing responsibility, most recently having served as senior vice president of Global Baking and Snacking and as president of Pepperidge Farm, a subsidiary of Campbell from 2012 to 2015. Ms. Chang Britt is qualified to sit on the Board of Directors on the basis of her brand and marketing expertise and public company board experience.
Sarah Davis will serve on the Board of Directors. Ms. Davis currently serves as a director of AGF Investments, serving as the chairperson of the compensation committee since 2014. She served as a board member of T&T Supermarkets from 2014 to 2021, having served as the chairperson of the board from 2017 to 2021, and as a director of PC Financial from 2010 to 2021. Ms. Davis retired from Loblaw Companies Limited (“Loblaw”), a food and pharmacy company, in May 2021. At Loblaw, Ms. Davis served in positions of increasing responsibility, having served as the chief administrative officer from 2014 to 2017 and as president from 2017 to 2021. Ms. Davis is qualified to sit on the Board of Directors on the basis of her corporate finance expertise and public company board experience.
Jacqueline Hernandez will serve on the Board of Directors. Ms. Hernandez currently serves as (i) the chief executive officer and co-founder of New Majority Ready since April 2019, (ii) a director of Estrella Media, serving as a member of the compensation committee since December 2019, (iii) a director of Redbox Automated Retail since October 2020, and (iv) a director of Isos Acquisition Corp since March 2021. She served as (i) the chief operating officer of NBCUniversal Telemundo Enterprises from 2008 to 2014, (i) the chief marketing officer of NBCUniversal Hispanic Enterprises from 2014 to 2017, and (iii) the president of Combate Americas from 2017 to 2019. Ms. Hernandez is qualified to sit on the Board of Directors on the basis of her executive experience complemented by her expertise in multi-cultural marketing and strategic planning.
Donna A. James will serve on the Board of Directors. Ms. James currently serves as (i) the managing director of Lardon & Associates LLC since 2006, (ii) a director of Boston Scientific Corporation since 2015, and (iii) a director of The Hartford Financial Services Group, Inc. since 2021. She served as (i) a director of L Brands from 2003 to immediately prior to completion of the Separation, most recently having served as a member of the audit and nominating and governance committees, (ii) a director of Marathon Petroleum Corp. from 2011 to 2018 and as an advisor to the Marathon Petroleum Corp. board of directors from 2019 to 2020 and (iii) a director of Time Warner Cable Inc. from 2009 to 2016. Ms. James is qualified to sit on the Board of Directors on the basis of her executive experience, financial expertise, service on several boards of directors and experience with respect to corporate diversity and related issues.
Lauren B. Peters will serve on the Board of Directors. Ms. Peters currently serves as a director of La-Z-Boy, Inc., since 2016, serving as a member of the audit and nominating and governance committees. She served as a director of Carbon38 from 2018 to 2021. She retired from Foot Locker, Inc. (“Foot Locker”), a multi-channel specialty athletic retailer, in May 2021. At Foot Locker, Ms. Davis served in positions of increasing responsibility, most recently having served as the executive vice president, CFO from 2011 to 2021. Ms. Peters is qualified to sit on the Board of Directors on the basis of her financial expertise and public company board experience.

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Anne Sheehan will serve on the Board of Directors. Ms. Sheehan currently serves as (i) a director of Cohn Robbins Holding Company since 2020, (ii) an advisor on the advisory board of the Weinberg Center for Corporate Governance at the University of Delaware since 2014, (iii) a member of the advisory board of Rock Center for Corporate Governance of Stanford Law School since 2019 and (iv) a senior adviser at PJT Partners since 2018. She served as (i) a director of L Brands from 2019 to immediately prior to completion of the Separation, most recently having served as a member of the audit committee and nominating and governance committee, (ii) the chair of the Securities and Exchange Commission’s Investor Advisory Committee from 2012 to 2020 and (iii) the director of corporate governance of California State Teachers Retirement System from 2008 to 2018. Ms. Sheehan is qualified to sit on the Board of Directors on the basis of her extensive experience as a corporate governance professional and her senior management and leadership experience addressing complex legislative, regulatory and public finance issues.
Board Structure
Upon completion of the Separation, our Board of Directors is expected to consist of seven members. Each director will be elected annually by the stockholders at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders. We have not yet set the date of the first annual meeting of stockholders to be held following the Separation.
Board Independence
Upon completion of the Separation, our Board of Directors will consist of seven members. Our Board has determined that each of    ,     and     is independent under NYSE rules. In determining independence, the Board will consider whether each director has a material relationship with VS and is independent from VS management. The Board will consider all relevant facts and circumstances including, without limitation, commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships between the director and VS. A copy of our corporate governance principles setting forth our director qualification standards will be posted on our website after the Separation.
Director Compensation
Each of our non-employee directors is expected to receive an annual cash retainer of $111,900, which will be paid in cash quarterly in arrears. In addition, each of our non-employee directors is also expected to receive an additional annual cash retainer of $12,500 for membership on each of the Audit and HCC Committees and $10,000 for all other Board committee memberships. The Chair of the Audit Committee is expected to receive an additional annual cash retainer of $20,000, and the Chairs of the HCC and Nominating and Governance Committees are each expected to receive an additional annual cash retainer of $15,000. Each other Board committee Chair is expected to receive an additional annual cash retainer of $10,000. The Board Chair is expected to receive an additional annual cash retainer of $80,000.
In addition, each of our non-employee directors is also expected to receive an annual equity retainer with a grant date value of $111,900. The annual equity retainer is expected to be granted under the VS 2021 Plan and delivered 100% in the form of unrestricted VS shares on the date of our annual meeting of stockholders. Such equity retainer will be pro-rated in the year of initial election or appointment to our Board. In addition, each of our non-employee directors is also expected to receive an additional annual equity retainer with a grant date value of $12,500 for membership on each of the Audit and HCC Committees and $10,000 for all other Board committee memberships. The Board Chair is expected to receive an additional annual equity retainer with a grant date value of $80,000.
Board Committees
Effective upon the completion of the Separation, the Board will have an Audit Committee, a Human Capital and Compensation Committee and a Nominating and Governance Committee, each of which will operate under written charters approved by the full Board. In accordance with current NYSE listing standards, all of the directors who serve on each such Committee will be independent from us and our management. The charters of all the Committees will be posted on our website after the Separation.
Each Committee operates under a written charter that details the scope of authority, composition and procedures of the Committee. Each Committee may, when appropriate in its discretion, delegate authority with

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respect to specific matters to subcommittees or the Chair of such Committee. The Committees will report to the Board of Directors periodically, review and reassess the adequacy of their charters and will conduct an annual evaluation of their performance.
Audit Committee
The members of our Audit Committee will be    ,     and    .     will be the Chair of our Audit Committee. Each member of our Audit Committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our Board of Directors expects to determine that     is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him/her any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. The responsibilities of the Audit Committee will be more fully described in our Audit Committee charter and will include, among other duties:
•	Appointing, compensating, retaining, overseeing and terminating the independent registered public accounting firm for us;
•	Reviewing and approving the scope, timing and staffing of the audit to be conducted by the independent registered public accounting firm;
•	Evaluating the independent registered public accounting firm’s qualifications, performance and independence;
•	Reviewing with management and the independent registered public accounting firm our annual and quarterly statements prior to filing with the SEC;
•	Reviewing our system of internal controls and disclosure controls and procedures; and
•	Preparing a report to stockholders annually for inclusion in the proxy statement.
Human Capital and Compensation Committee
The members of our Human Capital and Compensation Committee will be    ,     and    .     will be the Chair of the Human Capital and Compensation Committee. Each member of the Human Capital and Compensation Committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. The responsibilities of the Human Capital and Compensation Committee will be more fully described in the Human Capital and Compensation Committee Charter and will include, among other duties:
•	Reviewing and approving our compensation and benefits philosophy and policies generally, including reviewing and approving any incentive compensation plans and equity-based plans;
•
Reviewing and approving, for our Chief Executive Officer, (i) annual base salary level, (ii) annual or seasonal incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance, and change-in-control agreements, if any, and (v) any other compensation, ongoing perquisites, or special benefit items;

•	Reviewing and recommending for approval by the Board of Directors compensation for our directors;
•	Preparing a report to stockholders annually for inclusion in the proxy statement;
•	Reviewing our Compensation Discussion and Analysis in the proxy statement and discussing with management; and
•	Periodically reviewing our key workforce management and human capital policies and practices.
Nominating and Governance Committee
The members of our Nominating and Governance Committee will be    ,     and    .     will be the Chair of our Nominating and Governance Committee. Each member of the Nominating and Governance Committee meets the requirements for independence under the current NYSE listing standards. The responsibilities of the Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee Charter and will include, among other duties:

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•	Recommending to the Board of Directors criteria for Board of Directors membership and the composition, size, structure, practices, policies and activities of the Board of Directors;
•	Recommending candidates to the Board of Directors; and
•	Overseeing the evaluation of the Board of Directors.
Code of Ethics
In connection with the Separation, our Board of Directors will adopt one or more codes of ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of the Separation, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by disclosing future amendments to our codes of business conduct and ethics, or any waivers of such codes, on our website or in public filings.
Compensation Committee Interlocks and Insider Participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

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COMPENSATION DISCUSSION AND ANALYSIS
Overview
This section presents information concerning LB’s existing compensation arrangements, the expected compensation arrangements for the named executive officers of VS and explains VS’s anticipated executive compensation arrangements, compensation philosophy and objectives, the components of executive compensation, and executive stock ownership. The focus of the analysis is on VS’s named executive officers (“NEOs”) for fiscal 2020 set forth in the table below.
Name	Title
Martin Waters(1)	Chief Executive Officer of VS and Chief Executive Officer, Victoria’s Secret Lingerie
Amy Hauk	Chief Executive Officer, PINK
Gregory Unis	Chief Executive Officer, Victoria’s Secret Beauty
Stuart Burgdoerfer(1)	Former Interim Chief Executive Officer, Executive Vice President and Chief Financial Officer
John Mehas(2)	Former Chief Executive Officer, Victoria’s Secret Lingerie
(1)
During 2020, Stuart Burgdoerfer served as VS’s Interim Chief Executive Officer and Chief Financial Officer. On February 4, 2021, Mr. Burgdoerfer provided notice of his intention to retire and ceased serving as Interim Chief Executive Officer and Chief Financial Officer of VS. Mr. Burgdoerfer will continue to serve as Chief Financial Officer of LB until his retirement in August 2021. In connection with Mr. Burgdoerfer’s planned retirement, Martin Waters, VS’s then-current Chief Executive Officer, Victoria’s Secret Lingerie, was appointed to also serve as Chief Executive Officer of VS, effective February 4, 2021.

(2)
John Mehas ceased serving as Chief Executive Officer, Victoria’s Secret Lingerie, effective on November 25, 2020. Mr. Waters was appointed Chief Executive Officer, Victoria’s Secret Lingerie, effective as of such date.

Each of VS’s NEOs were previously employees of LB prior to the Separation and, following the Separation, will continue employment with VS (other than Mr. Burgdoerfer who will remain an employee of LB until his retirement in August 2021 and Mr. Mehas who ceased employment with VS effective November 2020). Thus, the historical compensation information provided in this CD&A reflects LB’s compensation policies applicable to our NEOs, and the determinations made primarily by the LB Human Capital & Compensation Committee (the “LB HCC Committee”) and certain members of LB’s management team. This historical information is provided to give context to our new pay practices at VS, which we anticipate will be based on LB’s historical pay practices. VS’s pay practices are being developed and revised to fit with the pay philosophy of VS, which we anticipate will be similar to LB’s philosophy.
As described above, upon completion of the Separation, VS’s Board of Directors will establish a Human Capital and Compensation Committee (the “VS HCC Committee”), which will review the impact of the Separation from LB and all aspects of our executive compensation program and will make any adjustments that it believes are appropriate in structuring executive compensation arrangements for VS executives (including our NEOs) going forward. Accordingly, since our pay practices are still being developed, the forms and amounts of compensation reported below are not necessarily indicative of the compensation our current NEOs will receive following the Separation.
Compensation Program
Executive Compensation Philosophy and Guiding Principles
The LB HCC Committee oversees the LB executive compensation program based on the following clear and purposeful guiding principles:
Compensation Component	LB’s Principles
Pay Level	•	Attract and retain superior leaders in a highly competitive market for talent.
	•	Pay competitively and equitably.
	•	Recognize depth and scope of accountability and complexity of responsibility.
Pay Mix	•	Emphasize performance-contingent, long-term equity-based compensation over fixed compensation.

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Compensation Component	LB’s Principles
Pay for Performance	•	Recognize and reward enterprise, brand and individual performance.
	•	Align executives’ interests with stockholders’ interests.
	•	Require executives to own a significant amount of LB’s common stock.
	•	Set Spring and Fall goals that reflect the seasonal nature of LB’s business and incentivize goal achievement in each season.
	•	Create long-term stockholder value through regular achievement of short-term goals while pursuing LB’s longer-term strategy of growth in North America and internationally.
	•	Retain and incentivize high-performers through long-term equity incentive awards.
Going forward: We share our compensation philosophy with LB, and we anticipate that we will design the VS executive compensation program with the same core guiding principles as apply under the LB executive compensation program.
Connecting Pay and Performance
Two key elements of LB’s program’s design connect pay to performance. First, its incentive goals are designed to challenge its executives to achieve a high level of performance to earn incentives at target levels. When its executives hit and exceed, or fall short of, these goals, LB compensates them accordingly.
Second, to further connect its executives’ pay to performance and stockholder interests, LB employs a pay mix philosophy that places greater emphasis on performance-based and equity compensation over base salary.
Going forward: We anticipate that we will adopt LB’s pay-for-performance philosophy and allocate a meaningful portion of each executive’s total direct compensation to at-risk components.
Governance Practices
LB has continued the following compensation practices in accordance with its corporate governance principles:
•	No tax gross-ups upon a change in control.
•	“No hedging” policy governing stock trading.
•	Adopted a policy that discourages pledging of LB’s common stock and requires advance approval by LB’s General Counsel.
•	No re-pricing of stock options without stockholder approval.
•	No single-trigger vesting of equity awards upon a change in control.
•	Clawback policy as described under “—Compensation Governance—Recovery of Compensation.”
•	Stock ownership guidelines set at five times base salary for LB’s chief executive officer and three times base salary for other applicable LB executives.
•	Stock plan that requires a vesting period of at least one-year subject to certain exceptions.
Going forward: We believe that LB’s governance practices support good governance and mitigate excessive risk-taking. We expect to adopt similar good governance practices, but, as a new, smaller company, VS will review its compensation practices to determine which measures are most appropriate going forward.
Compensation Governance
LB HCC Committee
LB’s programs, policies, practices and strategies relating to culture, talent, diversity and inclusion and executive compensation are overseen by the LB HCC Committee. All LB HCC Committee members are appointed by LB’s Board of Directors and meet independence and other NYSE requirements. LB HCC Committee members are selected based on their knowledge and experience in human capital and compensation matters from both their professional experience and their roles on other boards.

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Going forward: The VS HCC Committee will be composed of entirely independent directors and will similarly oversee our programs, policies, practices and strategies relating to culture, talent, diversity and inclusion and executive compensation.
Independent Committee Consultant
As permitted by its charter, the LB HCC Committee retained Willis Towers Watson (“WTW”) as its independent executive compensation consultant and has the sole authority to retain and terminate any independent executive compensation consultant.
The LB HCC Committee, considering recommendations from LB’s management team, determines the work to be performed by WTW. WTW works with management to gather data required in preparing analyses for LB HCC Committee review. Specifically, the services the consultant provides include:
•	Assisting in the evaluation of and providing recommendations for the Chief Executive Officer and other executive compensation;
•	Informing the LB HCC Committee of changing market practices;
•	Consulting on executive compensation strategy and program design;
•	Analyzing the competitiveness of executive pay;
•	Assisting in the selection of our peer group; and
•	Assisting and reviewing in LB’s compensation & discussion analysis disclosure.
Going forward: Once we are a separate public company, the VS HCC Committee will engage an independent compensation consultant to perform services consistent with those described above and such other services as it deems necessary to reflect our position as a new, smaller public company.
Compensation Comparison
LB compares its executive compensation with publicly available data on executive compensation, including the executive compensation paid by its peer companies, in order to appropriately establish incentives and to retain top talent.
LB defines its peer group, with the help of WTW, the LB HCC Committee’s independent compensation consultant, to generally include:
•	Businesses that are generally similar to LB in total revenue, market capitalization, global footprint, business and/or merchandise focus;
•	Retailers that compete with LB for executive talent;
•	Specialty and department store retailers; and
•	Companies with brands that have emotional content.
LB reviews its peer group annually and did not make any changes in fiscal 2020. Its peer group consists of the following companies:
Abercrombie & Fitch Co.	J. C. Penney Company, Inc.	Ross Stores, Inc.
American Eagle Outfitters, Inc.	Kohl’s Corporation	Starbucks Corporation
Avon Products, Inc.	Macy’s, Inc.	Tapestry, Inc.
Bed Bath & Beyond Inc.	NIKE, Inc.	The TJX Companies, Inc.
The Estee Lauder Companies Inc.	Nordstrom, Inc.	Williams-Sonoma, Inc.
The Gap, Inc.	Ralph Lauren Corporation
LB does not specifically set its executive compensation against its peer group. Instead, it considers peer group comparisons provided by WTW as one of several factors in applying its pay philosophy and making executive compensation decisions.

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Going forward: Once we are a separate public company, we expect that our management and such compensation consultant as the VS HCC Committee may select will independently analyze potential peer companies based on similar criteria to assist in establishing compensation targets in the future. Currently, VS anticipates that its peer group will consist of the companies listed below which were used during fiscal 2020 to develop certain policies for our NEOs. This list remains subject to ongoing review and refinement by the VS HCC Committee and its compensation consultant:
Abercrombie & Fitch Co.	Ralph Lauren Corporation
American Eagle Outfitters, Inc.	Ross Stores, Inc.
Big Lots, Inc.	Tailored Brands, Inc.
Burlington Stores, Inc.	Tapestry, Inc.
Capri Holdings Limited	The Estee Lauder Companies Inc.
Coty Inc.	The Gap, Inc.
Designer Brands Inc.	Tiffany & Co.
Dillard’s, Inc.	Ulta Beauty, Inc.
G-III Apparel Group, Ltd.	Under Armour, Inc.
Hanesbrands Inc.	Urban Outfitters, Inc.
Levi Strauss & Co.	V.F. Corporation
lululemon athletica inc.	Williams-Sonoma, Inc.
PVH Corp.
Compensation Setting Process
The LB HCC Committee makes all decisions regarding chief executive officer compensation, and LB’s chief executive officer, in consultation with the LB HCC Committee, sets compensation for its other applicable executives. The LB HCC Committee oversees the evaluation process and compensation structure for all of LB’s applicable executives, including the approval of grants of stock awards to such executives.
Target compensation for LB’s executives is reviewed annually and is designed to reward historical performance, incentivize future performance and be competitive with the external market for talent.
Going forward: We anticipate that the VS HCC Committee will oversee the evaluation and compensation structure for all of our NEOs, including our chief executive officer, based on our compensation philosophy and governance guidelines.
NEO Compensation Components
The three principal elements of LB’s executive compensation programs have historically been base salary, short-term performance-based cash incentive compensation and long-term equity incentive compensation. In addition to these three principal elements of compensation, LB also provides its eligible executives with certain retirement and other post-employment benefits and perquisites. Additional information about each compensation component is provided below.
Going forward: We anticipate continuing LB’s executive compensation mix, including base salary, short-term performance based awards and long-term awards. As a new, smaller company, we will evaluate our executive compensation mix to match the needs of VS.
Base Salary
The following factors are considered by LB in determining executive base salary adjustments:
•	Scope and responsibility of the executive’s position;
•	Achievement of seasonal and annual business goals;
•	Level of overall compensation paid by competitors for comparable positions;
•	Recruitment, retention and development of leadership talent;
•	LB’s challenging expectations for future growth; and
•	The appropriate balancing of the executive’s base salary against their incentive compensation.

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During 2020, Mr. Burgdoerfer’s base salary increased, effective May 18, 2020, to $1,200,000 in connection with his promotion as Interim Chief Executive Officer of VS. In addition, Mr. Waters’ base salary was increased effective November 25, 2020, to $1,050,000 in connection with his promotion to Chief Executive Officer, Victoria’s Secret Lingerie. The table below reflects the base salaries for each NEO as of the end of fiscal 2020.
NEO	2020 Base Salary ($)
Mr. Waters	$1,050,000
Ms. Hauk	925,000
Mr. Unis	850,000
Mr. Burgdoerfer	1,200,000
Mr. Mehas	1,200,000
The table above does not reflect the fact each of the executive officers’ base pay was reduced 20% for approximately three months during 2020 in connection with the COVID-19 pandemic. In addition, in February 2021, Mr. Waters’ base salary was increased to $1,250,000 in connection with his promotion to CEO of VS.
Going forward: Once we are a separate public company, we anticipate that we will continue LB’s base salary design for our NEOs.
Short-Term Performance-Based Cash Incentive Compensation
LB has historically paid short-term performance-based incentive compensation pursuant to the L Brands Inc. 2015 Cash Incentive Compensation Performance Plan (the “LB 2015 ICPP”). This compensation component focuses on achievement of six-month goals, reflecting LB’s two selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters). The Fall season, which includes holiday sales, is weighted more heavily because of its importance to LB’s profitability. The use of two six-month performance periods in the plan design reflects the belief that achievement of LB’s short-term goals season after season creates long-term value for stockholders.
LB’s pre-established, objective financial goals for fiscal 2020 were based solely on adjusted operating income. Adjusted operating income is used by LB because it is a performance measure over which executives can have significant impact and is also directly linked to LB’s long-term growth plan and performance that drives stockholder value. While the LB 2015 ICPP provides for adjustment due to extraordinary items, both Spring and Fall payouts reflect the actual, quantitative results, without retroactive adjustment for the impact of the COVID-19 crisis.
Operating income goals are set at the beginning of each six-month season based on:
•	An analysis of historical performance;
•	Income goals for that brand;
•	Overall economic environment including financial results of other comparable businesses; and
•	Progress toward achieving LB’s strategic plan.
Performance goals for the Fall season were simplified by LB to reflect the Separation and the integration of international and sourcing functions into VS and Bath & Body Works. The table below shows the operating income goals for VS for each season required to earn short-term performance-based incentive compensation at target and actual performance:
Fiscal 2020 Spring Season(3)		Fiscal 2020 Fall Season(3)
Operating Income Goal(1)	Actual Performance(2)	Operating Income Goal(1)	Actual Performance(2)
$65 million	$(242) million	$40 million	$518 million
(1)
Spring 2020 operating income goals and performance for VS reflect North America operations and Fall 2020 operating income goals and performance reflect total segment, including international operations.

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(2)
Actual performance presents operating income on an adjusted basis that removes certain special items that are not indicative of LB’s ongoing operations due to their size and nature. LB uses adjusted financial information as key performance measures of results for purposes of evaluating performance internally, which may not correspond to amounts reported externally.

(3)
The Spring 2020 operating income goals and actual performance for Bath & Body Works and other LB business units (other than VS) were $345 million and $52 million, respectively, and $400 million and $(173) million, respectively. The Fall 2020 operating income goal and actual performance for Bath & Body Works was $870 million and $1,408 million, respectively.

Fall season goals for VS were set below prior year actual results to provide meaningful incentive in a challenging environment and to reflect the projected decline in store sales due to decreased store traffic and store closures, partially offset by projected growth in online sales and margin rates. When evaluating operating income goals, the LB HCC Committee compares the change in operating income relative to the change in the incentive payments to associates to ascertain the reasonableness of the potential payout.
Operating income goal ranges at threshold, target and maximum were significantly widened in 2020 due to the challenging and uncertain environment. LB felt the widened ranges were necessary to provide meaningful and realistic incentives to participants in a year filled with uncertainty due to both the challenges created by the pandemic and uncertainty around the future division of LB. The table below shows the range of performance goals for VS as a percent of target for threshold and maximum payout:
Spring(1)		Fall(1)
Threshold	Maximum	Threshold	Maximum
-154%	177%	-313%	488%
(1)	The range of performance goals for Bath & Body Works as a percent of target for threshold and maximum payout were as follows: Spring -87% and 107%, respectively; and Fall -89% and 111%, respectively.
Performance between threshold and target and target and maximum is interpolated to determine payout percentage beginning at 20% for threshold performance up to 200% at maximum performance.
Short-term performance-based cash incentive compensation targets are set as a percentage of base salary with the amount earned ranging from zero to double the target incentive, based on the extent to which financial goals are achieved or exceeded.
Payouts for fiscal 2020 performance are set forth below and in the “Non-Equity Incentive Plan Compensation” column of the 2020 Summary Compensation Table below. Both Spring and Fall payouts reflect the actual, quantitative results originally set at the beginning of each season without adjustment for the impact of the COVID-19 crisis on results.
Total Fiscal 2020 Incentive Payout
	Fiscal 2020 Target Incentive ($)	Fiscal 2020 Spring Incentive Payout ($)	Fiscal 2020 Fall Incentive Payout ($)	Total Fiscal 2020 Payout ($)	Percent of Fiscal 2020 Target (%)
Mr. Waters(1)(2)	$1,806,000	$411,635	$2,100,000	$2,511,635	139%
Ms. Hauk	1,480,000	—	1,776,000	1,776,000	120%
Mr. Unis	1,445,000	—	1,734,000	1,734,000	120%
Mr. Burgdoerfer(1)(3)	2,052,000	417,636	2,592,000	3,009,636	147%
Mr. Mehas	2,160,000	—	2,592,000	2,592,000	120%
(1)	Fall payout for Mr. Waters and Spring payout for Mr. Burgdoerfer were pro-rated based on the number of days each NEO served in their roles during the season.
(2)
As the former Chief Executive Officer of L Brands International, Mr. Waters’ short-term performance-based incentive compensation for Spring 2020 was based 100% on L Brands International. His short-term performance-based incentive compensation for Fall 2020 was based 100% on VS.

(3)
As the Chief Financial Officer for LB, Mr. Burgdoerfer’s short-term performance-based incentive compensation is based partly on results for Bath & Body Works and the overall LB business. During Spring 2020, Mr. Burgdoerfer’s performance goals were weighted 48% for VS, 24% for Bath & Body Works, 10% for other and 18% for LB. During Fall 2020, Mr. Burgdoerfer’s performance goals were weighted 87% for VS and 13% for Bath & Body Works.

Going forward: We anticipate that we will adopt the VS 2021 Cash Incentive Compensation Performance Plan (the “VS 2021 ICPP”), a cash compensation plan similar to the LB 2015 ICPP. The VS HCC Committee,

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in consultation with its compensation consultant, will review performance metrics, performance periods, vesting and other terms and conditions as it determines are appropriate for VS considering our business goals and objectives.
Long-Term Equity Compensation
LB has historically granted equity awards under the L Brands Inc. 2015 Stock Option and Performance Incentive Plan (the “2015 Plan”) and intends in the future to grant equity awards under the L Brands Inc. 2020 Stock Option and Performance Incentive Plan (the “LB 2020 Plan”). LB’s long-term equity compensation program has historically been comprised of a mix of three types of awards: performance stock units (“PSUs”), time-vested restricted stock units (“RSUs”) and stock options, providing a balance of performance incentive, alignment with stockholders and retention.
LB’s long-term equity compensation program is designed to:
•	incentivize achievement of key performance metrics (through the performance requirement);
•	align executive rewards with those realized by stockholders (through the market value of LB’s common stock);
•	retain superior executive talent (through the time vesting requirements); and
•	reward exceptional individual performance (through annual determination of the size of the award).
In determining the size of any grants of equity awards, the LB HCC Committee or members of LB management take into account the applicable executive’s individual performance (including contribution to the achievement of business goals, execution of retail fundamentals and accomplishment of talent and cultural objectives), company performance, competitive practice, LB’s overall equity compensation expense budget, stockholder dilution, internal equity and retention risk.
In 2020, due to the significant uncertainty surrounding the occurrence of the Separation, the COVID-19 pandemic and constraints on shares available for grant under the LB 2015 Plan, the LB HCC Committee decided not to grant annual long-term incentive equity awards to certain of its executives (including our NEOs) at the time of its normal grant cycle (March 2020). Instead, to ensure long-term retention of its ongoing leadership during particularly turbulent times for LB’s business, the LB HCC Committee approved special cash retention bonus awards for certain LB executives (including each of our NEOs), which are discussed below.
In connection with his promotion in November 2020 to Chief Executive Officer, Victoria’s Secret Lingerie, Mr. Waters was granted RSUs with a grant date value of $1,000,000 that cliff vest 100% after three years.
In addition, following the end of fiscal 2020 and in connection with his promotion to Chief Executive Officer of VS, on February 5, 2021, Mr. Waters received a grant of PSUs with respect to LB shares of common stock, with a target grant date value of $6,500,000. The PSUs will vest between 50% and 150% of target based on VS’s achievement of certain revenue growth and operating income metrics over a three-year performance period from January 31, 2021 through February 3, 2024, subject to Mr. Waters’ continued employment with LB through February 5, 2024.
Going forward: We intend to adopt the VS 2021 Stock Option and Performance Incentive Plan (“VS 2021 Plan”), a long-term equity incentive plan we anticipate will be similar to the LB 2020 Plan under which we expect to grant equity incentive awards (which may include awards of PSUs, RSUs and stock options) to our senior executives (including our NEOs), non-employee directors and other employees. The VS HCC Committee, in consultation with its compensation consultant, will review performance metrics, vesting and other terms and conditions as it determines are appropriate for VS considering our business goals and objectives.
Treatment of Outstanding Equity Compensation Awards held by NEOs
In connection with the Separation, outstanding LB equity awards will generally be equitably adjusted in a manner that is intended to preserve the aggregate intrinsic value of such awards as of immediately before and after the Distribution.
Specifically, we intend that, in connection with the Separation, (i) outstanding LB equity awards held by individuals who will continue to be employed by or provide services to LB as well as former VS employees will

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be equitably adjusted to reflect the difference in the value of LB common stock before and after the Distribution in a manner that is intended to preserve the overall intrinsic value of the awards by taking into account the relative value of LB common stock before and after the Distribution, and (ii) outstanding LB equity awards held by individuals who are then-currently employed by or otherwise providing services to VS, or whose employment or engagement will be transferred to VS in connection with and prior to the Separation, will be converted into equity awards that will be settled in shares of VS common stock in a manner intended to equitably preserve the overall intrinsic value of the converted equity awards by taking into account the relative value of LB common stock before the Distribution and the value of VS common stock after the Distribution.
For additional details, see “Treatment of Outstanding Equity Compensation Awards.”
Cash Retention Bonus Awards
To ensure long-term retention of its ongoing leadership during a time of transition and significant uncertainty, and in the absence of a long-term equity incentive award in 2020, LB granted special cash retention bonus awards to certain key LB executives, including each of our NEOs (other than Mr. Mehas). Except for Mr. Waters’ retention bonus awards, the retention bonus awards vest in three equal installments on January 31, 2021, July 31, 2021 and January 31, 2022, in each case subject to the NEOs continued employment through the applicable installment date. Mr. Waters’ retention bonus award vests in two installments: (i) $800,000 on January 31, 2021 and (ii) $1,000,000 on January 31, 2022, subject to his continued employment through the applicable installment date. In addition, if Mr. Waters implements actions to reduce EBITDA losses in the United Kingdom and China, retain key talent and establish a platform for future growth and profitability (as determined in the discretion of the LB HCC Committee and certain members of management), Mr. Waters will be entitled to receive an additional $800,000 bonus payment. In February 2021, it was determined by the LB HCC Committee that the requirements for payment of this additional bonus were satisfied and the bonus was paid. The table below sets forth the aggregate cash retention bonus award amounts for each NEO.
Total Cash Retention Bonus Award Amount ($)
Martin Waters	$2,600,000
Amy Hauk	2,400,000
Gregory Unis	2,100,000
Stuart Burgdoerfer	4,500,000
Cash retention bonus award amounts are not disclosed in the VS 2020 Summary Compensation Table below but will be disclosed in the table in the year in which the payment is earned and paid based on the executive’s continued service. The retention bonus awards for each of the NEOs that were scheduled to vest on January 31, 2021 were paid by LB in February 2021.
Going forward: VS will continue to retain discretion to offer sign-on, retention and other discretionary bonuses to its executives as it may determine to be necessary from time to time.
Retirement and Other Post-Employment Benefits
Retirement and other post-employment benefits consist of qualified and non-qualified defined contribution retirement plan benefits and termination benefits.
Going forward: We anticipate that we will adopt retirement plans and other benefits similar to LB’s plans and benefits, except as described below.
401(k) Plan
LB’s qualified plan (the “LB 401(k) Plan”) is available to all LB associates who meet certain age and service requirements. Associates can contribute up to the amounts allowable under Section 401 of the Internal Revenue Code. LB matches associates’ contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates’ eligible annual compensation and years of service. Associates’ contributions and LB’s matching contributions to the LB 401(k) Plan vest immediately. Additional LB contributions and the related investment earnings are subject to vesting based on years of service.

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Going forward: We intend to establish a defined contribution 401(k) plan with benefits to be determined by the VS HCC Committee.
Non-Qualified Defined Contribution Deferred Compensation and Supplemental Retirement Plan
LB previously sponsored a non-qualified supplemental retirement plan (the “LB SRP”) for associates who met certain age, service, job level and compensation requirements. The LB SRP was an unfunded plan that provided benefits beyond the limits imposed by the Internal Revenue Code for qualified defined contribution plans. LB has not set aside assets to fund liabilities of the non-qualified plan. Assets that may be used to satisfy such liabilities are general assets of LB, subject to the claims of LB’s creditors.
On June 27, 2020 (the “Termination Date”), the LB HCC Committee authorized the termination of the LB SRP. Any remaining benefits and obligations under the LB SRP are expected to be paid out in full approximately one year following the Termination Date. Pursuant to applicable rules under the Internal Revenue Code, certain other deferred compensation arrangements were simultaneously terminated and liquidated, including any remaining elective deferred stock units and deferral elections under LB’s Stock Award and Deferred Compensation Plan for Non-Associate Directors. In addition, any retirement-eligible associates of LB who were eligible for special pro rata vesting on any restricted stock units held by such associate will no longer receive pro rata vesting treatment on a retirement following the Termination Date.
Going forward: VS does not presently intend to establish a nonqualified supplemental retirement or other deferred compensation plan once we are a separate public company, but the VS HCC Committee will reserve the discretion to do so in the future (taking into account any restrictions in the adoption of such plan under the Internal Revenue Code).
Termination Benefits: Severance and Change in Control Agreements
LB has entered into severance and change in control agreements with certain LB executives, including Messrs. Waters and Burgdoerfer, as well as a retention agreement with Mr. Unis which includes certain severance provisions. In addition, LB has certain severance practices that would apply to Ms. Hauk. For additional information regarding these arrangements, see “Estimated Post-Employment Payments and Benefits.”
Upon a change in control of LB, LB equity awards will only vest if the executive’s employment is terminated by the executive for good reason or by LB other than for cause within 24 months of the change in control of LB.
None of LB’s executives (including our NEOs) is entitled to a tax gross-up for any excise taxes on compensation paid in connection with a change in control.
Going forward: We anticipate that we will enter into new, or amend existing, severance and change in control agreements with our NEOs and certain other VS executives that we anticipate will provide similar benefits to the agreements described above that LB has entered into with its executives.
Limited Perquisites
LB provides its executives with minimal perquisites that the LB HCC Committee has determined are reasonable and in the best interests of LB and its stockholders. These perquisites may include the reimbursement of financial planning costs of up to $9,500 per year and supplemental disability and life insurance coverage provided by LB for associates at the Vice President level and above, including our NEOs. In addition, to the extent that corporate provided aircraft is used by any LB executive for personal purposes, the executive is required to reimburse LB based on the amount established by the Internal Revenue Service as reasonable for personal use or the aggregate incremental cost associated with the personal use of the corporate owned aircraft as determined by an independent, third party aircraft costing service.
Going forward: Once we are a separate public company, we will review the perquisites to be made available to our executives, including our NEOs, which we anticipate will generally be similar to those provided by LB to its executives.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Compensation Governance
Tax Deductibility
Section 162(m) of the Internal Revenue Code generally does not allow a tax deduction to public companies for compensation paid to certain executive officers that is more than $1 million during the tax year. Section 162(m) of the Internal Revenue Code provided an exemption from this deduction limitation for compensation that qualified as “performance-based compensation.” However, as part of the Tax Cuts and Jobs Act of 2017, this exemption was repealed, effective for taxable years beginning after December 31, 2017, subject to transition relief for certain “grandfathered” arrangements in effect as of November 2, 2017. In addition, the regulations promulgated under Section 162(m) provided certain transitional relief to companies that became publicly held on or prior to December 20, 2019. However, because the Separation will occur following December 20, 2019, VS will not qualify for this special transitional relief under Section 162(m).
In the exercise of its business judgment, the VS HCC retains the flexibility to award and pay compensation even if the compensation is not deductible by VS for tax purposes if it believes it is in the best interests of VS.
Stock Ownership Guidelines
The LB HCC Committee encourages common stock ownership by LB’s covered executives through stock ownership guidelines that promote a long-term focus on performance, discourage inappropriate risk-taking and align the interests of its executives with those of its stockholders. Stock ownership guidelines can be met through direct or beneficial ownership of LB’s common stock, including LB’s common stock held under its stock incentive and retirement plans.
LB’s chief executive officer is required to achieve and maintain beneficial ownership of LB’s common stock with a value of five times his base salary and LB’s other covered executives are required to achieve and maintain beneficial ownership of LB’s common stock with a value of three times such executive’s base salary. LB’s covered executives are required to maintain these ownership levels within five years of becoming subject to the ownership guideline.
Members of LB’s Board of Directors must maintain ownership of at least the number of shares of LB’s common stock received as board compensation over the previous four years.
Going forward: Once we are a separate public company, we intend to review and adopt stock ownership guidelines appropriate for VS as a newly established, stand-alone public company.
Recovery of Compensation
Under the LB 2015 ICPP, the LB 2015 Plan and the LB 2020 Plan, the LB HCC Committee has the power and authority to recover previously awarded bonuses or equity-based compensation or profits if (i) required by applicable law with respect to a participant, (ii) a participant engaged in fraudulent conduct or activities (or had knowledge of such conduct or activities) relating to LB or (iii) a participant should have had knowledge of such conduct or activities based on his or her position, duties or responsibilities.
Going forward: In connection with our adoption of the VS 2021 ICPP and the VS 2021 Plan, we anticipate that we will adopt clawback requirements similar to those set forth in the LB 2015 ICPP and the LB 2020 Plan. In addition, as a new, smaller company, we intend to review our compensation practices and consider additional clawback policies as may be appropriate for VS as a newly established, stand-alone public company.
Policy Regarding Hedging or Pledging
LB’s Board of Directors has adopted a policy prohibiting LB’s directors and certain executives from engaging in transactions in derivative securities (including puts, calls, collars, forward contracts, equity swaps, exchange funds and the like) relating to LB’s securities, transactions “hedging” the risk of ownership of LB’s securities and short sales of LB’s securities. In addition, LB’s directors and certain executives are prohibited from holding LB’s securities in margin accounts or pledging LB’s securities as collateral for loans.
Going forward: We intend to review and adopt a policy prohibiting the hedging or pledging of VS securities as appropriate for VS as a newly established, stand-alone public company.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
2020 Summary Compensation Table
The following table sets forth information concerning total compensation earned by or paid to our NEOs for the fiscal year ended January 30, 2021.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Martin Waters Chief Executive Officer of VS and Chief Executive Officer, Victoria’s Secret Lingerie	2020	923,462	—	1,000,006(2)	—	2,511,635	71,126	281,200	4,787,429
Amy Hauk Chief Executive Officer, PINK	2020	882,308	—	—	—	1,776,000	51,754	234,597	2,944,659
Gregory Unis Chief Executive Officer, Victoria’s Secret Beauty	2020	810,769	—	—	—	1,734,000	9,199	224,433	2,778,401
Stuart B. Burgdoerfer Former Interim Chief Executive Officer, Executive Vice President, Chief Financial Officer	2020	1,068,462	—	—	—	3,009,636	100,128	241,317	4,419,543
John Mehas Former Chief Executive Officer, Victoria’s Secret Lingerie	2020	946,153	—	—	—	2,592,000	1,899	300,059	3,840,111
(1)
The value of stock awards reflects the aggregate grant date fair value, excluding estimated forfeitures, computed in accordance with Accounting Standards Codification (“ASC”) Topic 718 Compensation—Stock Compensation, for each award. See Note 19 to LB’s financial statements filed in the LB Annual Report on Form 10-K for fiscal 2020 for the related assumptions in determining the aggregate grant date fair value of these awards.

(2)	Represents restricted stock units (“RSUs”) granted to Mr. Waters under the LB 2020 Plan.
(3)
Represents the aggregate value of the non-equity performance-based incentive compensation paid for the applicable fiscal 2020 Spring and Fall selling seasons. Incentive compensation targets are set based on a percentage of base salary and are paid seasonally based on the achievement of adjusted operating income results. The following table illustrates the amount of the compensation that is paid in cash and voluntarily deferred:

	Paid in Cash ($)	Deferred Cash ($)	Total ($)
Mr. Waters	$2,503,443	$8,192	$2,511,635
Ms. Hauk	1,768,615	7,385	1,776,000
Mr. Unis	1,724,962	9,038	1,734,000
Mr. Burgdoerfer	3,002,098	7,538	3,009,636
Mr. Mehas	2,592,000	—	2,592,000
(4)
LB does not sponsor a defined benefit retirement plan (tax-qualified or non-qualified). For fiscal 2020, the amounts shown represent the amount by which earnings at an annual effective rate of 4.23% on each NEO’s non-qualified plan balance exceeds 120% of the applicable federal long-term rate as of October 2019 (when the rate was set).

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
(5)	The following table details all other compensation paid to each NEO during fiscal 2020:
	Financial Planning Services Provided to Executive ($)	Incremental LB Cost to Provide Supplemental Life and Disability Insurance Coverage ($)	LB Contributions to the Executive’s Qualified and Non-Qualified Retirement Plan Account ($)	Severance Pay ($)	Total ($)
Mr. Waters	$3,700	$2,123	$275,377	$—	$281,200
Ms. Hauk	—	2,113	232,484	—	234,597
Mr. Unis	—	2,080	222,353	—	224,433
Mr. Burgdoerfer	—	2,664	238,653	—	241,317
Mr. Mehas	—	2,145	85,606	212,308	300,059
Grants of Plan-Based Awards for Fiscal 2020
The following table provides information relating to plan-based awards and opportunities granted to the NEOs during the fiscal year ended January 30, 2021.
		Estimated Future Payouts Under Non- Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Martin Waters	12/11/2020							25,291			$1,000,006
		378,000	1,890,000	3,780,000
Amy Hauk		296,000	1,480,000	2,960,000
Gregory Unis		289,000	1,445,000	2,890,000
Stuart B. Burgdoerfer		410,400	2,052,000	4,104,000
John Mehas		432,000	2,160,000	4,320,000
(1)
Non-Equity Incentive Plan Awards represent the Threshold, Target and Maximum opportunities under the 2015 ICPP for the 2020 Spring and Fall seasons. The actual amount earned under this plan is disclosed in the 2020 Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column.

(2)
Reflects RSUs granted pursuant to the LB 2020 Plan. Grant dates were established on the date the grants were approved by the LB HCC Committee. The RSUs vest 100% on the third anniversary of the grant, subject to continued employment.

(3)
The value of the RSUs reflects the grant date fair value under ASC Topic 718 Compensation—Stock Compensation for each award. RSUs are valued based on the fair market value of a share of LB common stock on the date of grant, adjusted for anticipated dividend yields.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Outstanding Equity Awards at Fiscal Year-End for Fiscal 2020
The following table provides information relating to outstanding LB equity awards granted to the NEOs as of fiscal year end, January 30, 2021.
	Option Awards						Restricted Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Martin Waters	3/31/2011	6,149	—	—	26.43	3/31/2021
	3/30/2012	27,074	—	—	41.54	3/30/2022
	3/29/2013	27,757	—	—	41.88	3/29/2023
	3/31/2014	21,440	—	—	54.21	3/31/2024
	4/02/2015	13,985	—	—	91.17	4/02/2025
	3/31/2016	5,978	2,563(1)	—	87.81	3/31/2026
	3/31/2017	5,732	8,599(2)	—	47.10	3/31/2027
	3/21/2018	3,519	14,080(3)	—	39.42	3/21/2028
	3/28/2019	8,500	17,001(4)	—	27.94	3/28/2029
							3/31/2016	—	—	9,396(15)	382,981
							3/31/2017	—	—	25,160(16)	1,025,522
							3/21/2018	—	—	14,079(17)	573,860
							4/25/2018	—	—	20,869(18)	850,620
							3/28/2019	59,502(6)	2,425,302	—	—
							12/11/2020	25,291(7)	1,030,861	—	—
Amy Hauk	3/30/2012	1,596	—	—	41.54	3/30/2022
	3/29/2013	3,281	—	—	41.88	3/29/2023
	3/31/2014	8,299	—	—	54.21	3/31/2024
	4/02/2015	5,346	—	—	91.17	4/02/2025
	3/31/2016	4,095	1,756(1)	—	87.81	3/31/2026
	3/31/2017	2,245	3,368(2)	—	47.10	3/31/2027
	3/21/2018	3,805	1,903(5)	—	39.42	3/21/2028
	3/28/2019	8,276	16,554(4)	—	27.94	3/28/2029
							3/31/2016	6,881(8)	280,470	—	—
							3/31/2017	16,839(9)	686,358	—	—
							3/21/2018	24,734(10)	1,008,158	—	—
							7/9/2018	6,683(11)	272,399	—	—
							10/9/2018	34,686(12)	1,413,801	—	—
							3/28/2019	57,937(6)	2,361,512	—	—

Greg Unis	3/31/2017	4,299	6,449(2)	—	47.10	3/31/2027
	3/21/2018	2,853	11,416(3)	—	39.42	3/21/2028
	3/28/2019	7,605	15,212(4)	—	27.94	3/28/2029
							3/31/2017	15,047(9)	613,316	—	—
							3/21/2018	26,637(10)	1,085,724	—	—
							4/25/2018	11,280(13)	459,773	—	—
							3/28/2019	53,239(6)	2,170,022	—	—

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
	Option Awards						Restricted Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stuart B. Burgdoerfer	3/31/2011	12,773	—	—	26.43	3/31/2021
	3/30/2012	17,329	—	—	41.54	3/30/2022
	3/29/2013	23,611	—	—	41.88	3/29/2023
	3/31/2014	22,797	—	—	54.21	3/31/2024
	4/02/2015	14,030	—	—	91.17	4/02/2025
	3/31/2016	5,978	2,563(1)	—	87.81	3/31/2026
	3/31/2017	5,732	8,599(2)	—	47.10	3/31/2027
	3/21/2018	3,519	14,080(3)	—	39.42	3/21/2028
	3/28/2019	12,884	25,770(4)	—	27.94	3/28/2029
							3/31/2016	—	—	9,396(15)	382,981
							3/31/2017	—	—	25,160(16)	1,025,522
							3/21/2018	—	—	14,079(17)	573,860
							4/25/2018	—	—	35,533(18)	1,448,325
							3/28/2019	19,327(6)	787,769	32,212(19)	1,312,961
John Mehas							2/11/2019	32,264(14)	1,315,081	—	—
(1)	Options vest on March 31, 2021.
(2)	Options vest 50% on March 31, 2021 and 50% on March 31, 2022.
(3)	Options vest 25% on March 21, 2021, 37.5% on March 21, 2022 and 37.5% on March 21, 2023.
(4)	Options vest 50% on March 28, 2021 and 50% on March 28, 2022.
(5)	Options vest 100% on March 21, 2021.
(6)	Shares vest on March 28, 2022.
(7)	Shares vest on December 11, 2023.
(8)	Shares vest on March 31, 2021.
(9)	Shares vest 50% on March 31, 2021 and 50% on March 31, 2022.
(10)	Shares vest on March 21, 2021.
(11)	Shares vest on July 9, 2021.
(12)	Shares vest on October 9, 2021.
(13)	Shares vest 25% on April 25, 2021, 37.5% on April 25, 2022 and 37.5% on April 25, 2023.
(14)	Shares vest on February 11, 2022.
(15)	Subject to achievement of a performance condition, shares vest 100% on March 31, 2021.
(16)	Subject to achievement of a performance condition, shares vest 50% on March 31, 2021 and 50% on March 31, 2022.
(17)	Subject to achievement of a performance condition, shares vest 25% on March 21, 2021, 37.5% on March 21, 2022 and 37.5% on March 21, 2023.
(18)	Subject to achievement of a performance condition, shares vest 25% on April 25, 2021, 37.5% on April 25, 2022 and 37.5% on April 25, 2023.
(19)	Subject to achievement of a performance condition, 100% of these shares vest on March 28, 2023.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Option Exercises and Stock Vested Information for Fiscal 2020
The following table provides information relating to Option awards that were exercised and RSU awards that vested during the fiscal year ended January 30, 2021.
	Option Awards		Restricted Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Martin Waters	—	—	27,572	292,263
Amy Hauk	—	—	18,378	204,152
Gregory Unis	—	—	14,494	152,174
Stuart B. Burgdoerfer	—	—	27,606	292,624
John Mehas	—	—	—	—
(1)	Option Award Value Realized is calculated based on the difference between the sale price and the option exercise price.
(2)	Restricted Stock Award Value Realized is calculated based on the closing stock price on the date the RSUs vested.
Retirement and Other Post-Employment Benefits
Non-qualified Deferred Compensation for Fiscal 2020(1)
Name	Executive Contributions in Last Fiscal Year ($)(2)	Registrant Contributions in Last Fiscal Year ($)(3)	Aggregate Earnings in Last Fiscal Year ($)(4)	Aggregate Withdrawals/ Distributions ($)(5)	Aggregate Balance at Last Fiscal Year End ($)(6)
Martin Waters	80,918	246,893	159,652	—	5,047,602
Amy Hauk	18,432	204,000	109,459	—	2,747,510
Gregory Unis	56,024	198,140	19,455	—	533,069
Stuart B. Burgdoerfer	23,958	210,169	211,770	—	5,271,529
John Mehas	41,130	82,260	4,016	—	127,406
(1)
Amounts disclosed include non-qualified cash deferrals, company matching contributions, retirement credits and earnings under the LB SRP and stock deferrals and related reinvested dividend earnings under the Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (the “LB 1993 Plan”), the Limited Brands, Inc. 2011 Stock Option and Performance Incentive Plan (the “LB 2011 Plan”) and the LB 2015 Plan. Executive Contributions and related matching Registrant Contributions represent 2020 calendar year deferrals and matches on incentive compensation payments earned based on performance for the Fall 2019 season, which was paid in March 2020, and for the Spring 2020 season, which was paid in August 2020.

(2)	All of the contributions are reported in the 2020 Summary Compensation Table under the “Salary” and/or “Non-Equity Incentive Plan Compensation” columns.
(3)
Reflects LB’s 200% match of associate contributions of up to 3% of base salary and bonus above the IRS qualified plan maximum compensation limit and LB’s retirement contribution of 6% for less than five years of service or 8% for five or more years of service of compensation above the IRS qualified plan maximum compensation limit. Associates become fully vested in these contributions after six years of service. These contributions are also included under the “All Other Compensation” column of the 2020 Summary Compensation Table.

(4)	Non-qualified deferred cash compensation balances earn a fixed rate of interest determined prior to the beginning of each year.
The portion of the earnings on deferred cash compensation that exceeds 120% of the applicable federal long-term rate in the amount of $71,126, $51,754, $9,199, $100,128 and $1,899 for Mr. Waters, Ms. Hauk, Mr. Unis, Mr. Burgdoerfer and Mr. Mehas, respectively, is disclosed in the “Change in Pension Value and Non-qualified Deferred Compensation Earnings” column of the 2020 Summary Compensation Table.
Amount includes dividends earned on deferred stock and RSU balances in the amount of $9,220 for Mr. Waters. Dividends are reinvested into additional stock units based on the closing market price of LB common stock on the dividend payment date.
(5)
Participants may elect to receive the funds in a lump sum or in up to ten annual installments following termination of employment, but generally may not make withdrawals during their employment. Deferrals under the LB SRP, the LB 1993 Plan, the LB 2011 Plan and the LB 2015 Plan are unfunded.

(6)
Balance includes the value of deferred stock and RSUs at calendar year-end in the amount of $1,269,625 for Mr. Waters. Value is calculated based on a stock price of $40.76 per share of Common Stock on January 29, 2021.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Estimated Post-Employment Payments and Benefits
LB has entered into certain agreements with Messrs. Waters, Unis and Burgdoerfer that will require LB to provide compensation in the event of a qualifying termination of employment, including a termination following a change in control of LB. In addition, participants in the LB 2015 Plan and the LB 2020 Plan receive accelerated vesting of equity awards upon a “change in control” in the event of the participant’s termination of employment (other than for “cause”) within 24 months of the change in control (commonly referred to as “double-trigger” vesting).
However, the LB HCC Committee retains discretion to provide, and in the past has provided, additional benefits to NEOs upon termination or resignation if it determines the circumstances so warrant.
The following tables set forth the expected benefits that would be received by each of the NEOs in the event of termination resulting from various scenarios, assuming a termination date of January 30, 2021 and a stock price of $40.76, the price of LB’s Common Stock on January 29, 2021. Each scenario relates to the single termination event described and amounts are not cumulative in situations where multiple scenarios may apply.
The tables below do not include the payment of the aggregate balance of the NEO’s non-qualified deferred compensation that is disclosed in the Non-qualified Deferred Compensation for Fiscal 2020 table above.(1)(2)
Martin Waters
	Involuntary Without Cause or Voluntary With Good Reason		Involuntary Without Cause following Change in Control ($)	Death ($)(6)	Disability ($)	Voluntary Resignation/ Retirement ($)
	w/out Release ($)	& Signed Release ($)
Base Salary	$1,050,000	$2,100,000	$2,100,000	$—	$—	$—
Bonus(3)		1,890,000	4,026,214
Gain of Accelerated Stock Options(4)	—	—	236,820	236,820	236,820	—
Value of Pro-rated or Accelerated PSUs/RSUs(4)	—	3,063,318	6,289,146	6,289,146	6,289,146	—
Benefits and Perquisites(5)	30,648	37,228	37,228	2,017,488	508,279	17,488
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A
Total	$1,080,648	$7,090,546	$12,689,408	$8,543,454	$7,034,245	$17,488
Amy Hauk
	Involuntary Without Cause or Voluntary With Good Reason		Involuntary Without Cause following Change in Control ($)	Death ($)(6)	Disability ($)	Voluntary Resignation/ Retirement ($)
	w/out Release ($)	& Signed Release ($)
Base Salary	$—	$1,850,000	$1,850,000	$—	$—	$—
Bonus(3)	—	—	—	—	—	—
Gain of Accelerated Stock Options(4)	—	—	214,772	214,772	214,772	—
Value of Pro-rated or Accelerated PSUs/RSUs(4)	—	4,316,769	6,022,698	6,022,698	6,022,698	—
Benefits and Perquisites(5)	17,488	17,488	17,488	1,867,488	477,021	—
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A
Total	$17,488	$6,184,257	$8,104,958	$8,104,958	$6,714,491	$—

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Gregory Unis
	Involuntary Without Cause or Voluntary With Good Reason		Involuntary Without Cause following Change in Control ($)	Death ($)(6)	Disability ($)	Voluntary Resignation/ Retirement ($)
	w/out Release ($)	& Signed Release ($)
Base Salary	$850,000	$1,700,000	$1,700,000	$—	$—	$—
Bonus(3)	—	—	—	—	—	—
Gain of Accelerated Stock Options(4)	—	—	210,315	210,315	210,315	—
Value of Pro-rated or Accelerated PSUs/RSUs(4)	—	2,382,667	4,328,834	4,328,834	4,328,834	—
Benefits and Perquisites(5)	13,116	13,116	13,116	1,723,683	464,442	—
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A
Total	$863,116	$4,095,783	$6,252,265	$6,262,832	$5,003,591	$—
Stuart B. Burgdoerfer
	Involuntary Without Cause or Voluntary With Good Reason		Involuntary Without Cause following Change in Control ($)	Death ($)(6)	Disability ($)	Voluntary Resignation/ Retirement ($)
	w/out Release ($)	& Signed Release ($)
Base Salary	$1,200,000	$2,400,000	$2,400,000	$—	$—	$—
Bonus(3)	—	2,160,000	4,124,520	—	—	—
Gain of Accelerated Stock Options(4)	—	—	349,239	349,239	349,239	—
Value of Pro-rated or Accelerated PSUs/RSUs(4)	—	3,097,842	5,531,417	5,531,417	5,531,417	306,352
Benefits and Perquisites(5)	30,974	37,717	37,717	2,017,488	545,860	17,488
Tax Gross-Up	N/A	N/A	N/A	N/A	N/A	N/A
Total	$1,230,974	$7,695,559	$12,442,893	$7,898,144	$6,426,516	$323,840
(1)	Assumes a termination date of January 30, 2021.
(2)
In addition, certain of the NEOs would be entitled to receive the unpaid portion of his or her cash retention bonus award in connection with certain qualifying terminations of employment as described below.

(3)
Bonus amounts assumed at target. Under “Involuntary without Cause or Voluntary with Good Reason” termination scenarios, actual bonus payments would be equal to the bonus payment the NEO would have received if he or she had remained employed with the Company for a period of one year after the termination date of January 30, 2021. Under an “Involuntary Without Cause following Change in Control” termination scenario, bonus payments will be equal to the sum of the last four seasonal bonus payments received.

(4)
Reflects the value of unvested RSUs, PSUs at target and stock options that, subject to achievement of pre-established performance conditions, if applicable, would become vested based on the $40.76 fair market value of a share of Common Stock on the last trading day of the fiscal year (January 29, 2021).

(5)
Estimates for benefits and perquisites include the pro rata value of retirement plan contributions on earnings accrued up to the termination date and the continuation of medical, dental and other insurance benefits. Under the “Death” and “Disability” scenarios, includes proceeds from life and disability insurance policies and the value of unvested retirement plan balances that would become vested.

(6)	Generally, in the event of an NEO’s death, subject to the achievement of any underlying performance conditions, any time-vesting conditions are deemed satisfied.
Mr. Waters’ Employment Agreement
Pursuant to Mr. Waters’ employment agreement with LB effective as of July 23, 2009 (as subsequently amended), in the event of a termination of Mr. Waters’ employment by LB other than for “cause” or by Mr. Waters for “good reason”, other than during the 24-month period following a “change in control”, LB will

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provide to Mr. Waters (i) continued payment of Mr. Waters’ base salary for 12 months following the termination date, (ii) if Mr. Waters executes and does not revoke a general waiver and release in favor of LB, (x) continued payment of Mr. Waters’ base salary for an additional 12 months following the termination date and (y) the incentive compensation Mr. Waters would have received if he had remained an employee of LB for one year following the termination date and (iii) for a period of up to 18 months following the termination of employment, LB will provide Mr. Waters and his beneficiaries (at LB’s expense) medical and dental benefits substantially similar in the aggregate to those provided to Mr. Waters prior to the date of his termination of employment. If such termination occurs within the 24-month period following a “change in control”, subject to Mr. Waters’ execution and nonrevocation of a general waiver and release of claims in favor of LB, LB will provide to Mr. Waters (i) an amount equal to two times his base salary, (ii) an amount equal to the sum of the last four bonus payments under LB’s incentive compensation program plus a prorated amount for the season in which his employment is terminated (based on the average of such four prior bonus payments), (iii) reimbursement for all documented legal fees and expenses incurred in seeking to obtain or enforce any rights provided in the Waters Agreement and (iv) for a period of 18 months following the termination of employment (or earlier if Mr. Waters becomes subsequently employed), LB will provide Mr. Waters and his beneficiaries (at LB’s expense) medical and dental benefits substantially similar in the aggregate to those provided to Mr. Waters prior to the date of his termination of employment. Following a termination of employment for any reason, Mr. Waters will be subject to non-competition and non-solicitation covenants during the period Mr. Waters receives severance payments.
In addition, under the Retention and Performance Bonus Agreement entered into with Mr. Waters, effective as of July 14, 2020, if Mr. Waters remained employed by LB through January 31, 2021, he is entitled to receive a retention bonus award in the amount of $800,000. In the event he left LB prior to January 31, 2021 for any reason, he was entitled to receive a prorated amount of the retention bonus award, determined by multiplying $800,000 by a fraction, the numerator being the number of months worked from July 14, 2020 and the denominator being seven, with any partial months being rounded up to the nearest whole number. The retention bonus award for Mr. Waters that was scheduled to vest on January 31, 2021 was paid by LB in February 2021. In addition, if Mr. Waters implements actions to reduce EBITDA losses in the United Kingdom and China, retain key talent and establish a platform for future growth and profitability (as determined in the discretion of the LB HCC Committee and certain members of management), Mr. Waters will be entitled to receive an additional $800,000 bonus payment. In February 2021, it was determined by the LB HCC Committee that the requirements for payment of this additional bonus were satisfied and the bonus was paid.
Ms.Hauk’s Retention Agreement and Estimated Post-Employment Payments
Pursuant to the retention agreement entered into between LB and Ms. Hauk effective as of June 1, 2020, Ms. Hauk is eligible to receive a cash retention bonus award in three installments, each in the amount of $800,000, provided that Ms. Hauk continues to be employed by LB through each of January 31, 2021, July 31, 2021 and January 31, 2022. The retention bonus award for Ms. Hauk that was scheduled to vest on January 31, 2021 was paid by LB in February 2021. See “NEO Compensation Components—Cash Retention Awards” above for additional details regarding Ms. Hauk’s retention bonus award.
Pursuant to LB’s severance payment practice, in the event Ms. Hauk’s employment is terminated by LB without “cause”, subject to Ms. Hauk’s execution and nonrevocation of a release of claims, Ms. Hauk will receive base salary continuation for a period of 24 months following the date on which her employment is terminated.
Mr. Unis’ Retention Agreement
Pursuant to the retention agreement entered into between LB and Mr. Unis effective as of September 15, 2020, Mr. Unis is eligible to receive a cash retention bonus award in three installments, each in the amount of $700,000, provided that Mr. Unis continues to be employed by LB through each of January 31, 2021, July 31, 2021 and January 31, 2022. In the event Mr. Unis’ employment is terminated by LB without “cause” or by Mr. Unis for “good reason”, Mr. Unis will continue to receive an amount equal to his base salary for one year from the date on which his employment is terminated. In addition, subject to Mr. Unis’ execution and nonrevocation of a release of claims, LB will pay an amount equal to Mr. Unis’ base salary for an additional 12 months. If Mr. Unis’ employment is terminated by LB without “cause”, Mr. Unis will also be entitled to receive the next scheduled retention bonus award payment immediately following the termination date. If

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Mr. Unis’ employment is terminated by LB or its successor without “cause” or by Mr. Unis for “good reason” within the 24 months following a “change in control”, then Mr. Unis will be eligible to receive the next scheduled retention bonus award payment immediately following the termination date. The retention bonus award for Mr. Unis that was scheduled to vest on January 31, 2021 was paid by LB in February 2021. See “NEO Compensation Components—Cash Retention Awards” above for additional details regarding Mr. Unis’ retention bonus award payment.
Mr. Burgdoerfer’s Employment and Retention Bonus Agreements
Pursuant to Mr. Burgdoerfer’s employment agreement with LB, effective as of April 9, 2007 (as subsequently amended), in the event of a termination of Mr. Burgdoerfer’s employment by LB other than for “cause” or by Mr. Burgdoerfer for “good reason”, other than during the 24-month period following a “change in control”, LB will provide to Mr. Burgdoerfer (i) continued payment of Mr. Burgdoerfer’s base salary for 12 months following the termination date, (ii) for a period up to 18 months following the termination of employment, LB will provide Mr. Burgdoerfer and his beneficiaries (at LB’s expense) medical and dental benefits substantially similar in the aggregate to those provided to Mr. Burgdoerfer prior to the date of his termination of employment and (iii) if Mr. Burgdoerfer executes and does not revoke a general waiver and release in favor of LB, (x) continued payment of Mr. Burgdoerfer’s base salary for an additional 12 months following the termination date and (y) the incentive compensation Mr. Burgdoerfer would have received if he had remained an employee of LB for one year following the termination date. If such termination occurs within the 24-month period following a “change in control”, subject to Mr. Burgdoerfer’s execution and nonrevocation of a general waiver and release of claims in favor of LB, LB will provide to Mr. Burgdoerfer (i) an amount equal to two times his base salary, (ii) an amount equal to the sum of the last four bonus payments plus a prorated amount for the season in which his employment is terminated (based on the average of such four prior bonus payments), (iii) reimbursement for all documented legal fees and expenses incurred in seeking to obtain or enforce any rights provided in the Burgdoerfer Agreement and (iv) for a period of 18 months following the termination of employment (or earlier if Mr. Burgdoerfer becomes subsequently employed), LB will provide Mr. Burgdoerfer and his beneficiaries (at LB’s expense) medical and dental benefits substantially similar in the aggregate to those provided to Mr. Burgdoerfer prior to the date of his termination of employment. Following a termination of employment for any reason, Mr. Burgdoerfer will be subject to non-competition and non-solicitation covenants for 12 months following the termination date.
In addition, upon a termination of Mr. Burgdoerfer’s employment by LB other than for “cause” or by Mr. Burgdoerfer for “good reason” in connection with a “change in control,” a prorated amount of his retention bonus award determined based on (i) the product of (a) the total amount of his retention bonus award multiplied by (b) a fraction, the numerator of which is the number of days elapsed from May 14, 2020 through the date of termination and the denominator of which is 627 minus (ii) any amount of the retention bonus award previously paid to Mr. Burgdoerfer. The retention bonus award for Mr. Burgdoerfer that was scheduled to vest on January 31, 2021 was paid by LB in February 2021. See “NEO Compensation Components—Cash Retention Awards” above for additional details regarding Mr. Burgdoerfer’s retention bonus award payment.
Mr. Mehas’ Release Agreement
Pursuant to the Release Agreement entered into between LB and Mr. Mehas in connection with his termination of employment effective as of November 24, 2020, subject to Mr. Mehas’ execution and nonrevocation of a release of claims and his compliance with applicable restrictive covenants, Mr. Mehas received the following benefits from LB: (i) continued payment of his base salary for 24 months following the termination date; (ii) incentive compensation that Mr. Mehas would have received had Mr. Mehas remained an employee of LB for one year following the termination date and (iii) the vesting of a prorated number of RSUs, to be settled following the end of the restricted period as of February 11, 2022.
Definitions of “Cause” and “Good Reason”
The agreements for Messrs. Waters, Unis and Burgdoerfer contain customary definitions of “cause” and “good reason”. “Cause” generally means that (1) the NEO was grossly negligent in the performance of his duties with LB (or, in Mr. Burgdoerfer’s case, he willfully failed to perform his duties with LB) (in each case other than a failure resulting from the NEO’s incapacity due to physical or mental illness); (2) the NEO has pled

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“guilty” or “no contest” to or has been convicted of an act which is defined as a felony under federal or state law; or (3) the NEO engaged in misconduct in bad faith (or, in Mr. Burgdoerfer’s case “willful misconduct”) which could reasonably be expected to materially harm LB’s business or its reputation.
In addition, Messrs. Waters, Unis and Burgdoerfer have the right to resign for “good reason” in case of certain events. “Good Reason” generally means (1) for Messrs. Waters and Burgdoerfer, the NEO’s failure to continue in a capacity originally contemplated in the NEO’s agreement; (2) for Messrs. Waters and Burgdoerfer, the assignment to the NEO of any duties materially inconsistent with the NEO’s position, duties, authority, responsibilities or reporting requirements, as set out in his or her agreement or, for Mr. Unis, a material diminution in his duties or responsibilities representing a demonstrable and significant demotion for Mr. Unis or a change in reporting relationship such that Mr. Unis no longer directly reports to the Chief Executive Officer of VS; (3) for Messrs. Waters and Burgdoerfer, a material reduction of or a delay in payment of the NEO’s total cash compensation and benefits from those required to be provided or, for Mr. Unis, a material reduction in his base salary or annual bonus opportunity (other than pursuant to an across-the-board reduction applicable to all similarly situated employees); (4) for Mr. Unis, the relocation of Mr. Unis’ principal place of employment more than 50 miles from its current location or, for Mr. Burgdoerfer, the requirement that he be based outside of Columbus, Ohio; or (5) for Messrs. Waters and Burgdoerfer, the failure by LB to obtain the assumption in writing of its obligation to perform the agreement by a successor.
Definition of “Change in Control”
A “Change in Control” of LB will be deemed to have occurred upon the first of any of the following events to occur:
•	any person, together with all affiliates, becomes a beneficial owner of securities representing 33% or more of the combined voting power of the voting stock then outstanding;
•
during any period of 24 consecutive months, individuals who at the beginning of such period constitute LB’s Board of Directors (and any new director, whose election by LB’s Board of Directors or nomination for election by the stockholders of LB was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of the period or whose election or nomination for election was so approved) cease for any reason to constitute a majority of directors then constituting LB’s Board of Directors;

•
a reorganization, merger or consolidation of LB is consummated, unless more than 50% of the outstanding shares of Common Stock are beneficially owned by individuals and entities who owned Common Stock just prior to such reorganization, merger or consolidation;

•	the consummation of a complete liquidation or dissolution of LB or a sale or other disposition of all or substantially all of the assets of LB; or
•
for Mr. Unis only, (i) the sale of all or substantially all of the assets of any subsidiary of LB by which Mr. Unis was employed, (ii) the sale or series of sales by LB to any person of more than 50% of the combined voting power of the securities of the subsidiary or (iii) the consummation of a reorganization, merger or consolidation involving the subsidiary unless, immediately following such reorganization, merger or consolidation, LB continues to directly control more than 50% of the combined voting power of the securities of such subsidiary (each of (i), (ii) and (iii), a “Subsidiary Change in Control”); provided that (x) Mr. Unis was employed by the subsidiary immediately prior to the Subsidiary Change in Control and (y) immediately following the Subsidiary Change in Control, Mr. Unis is not, directly or indirectly, an employee of LB or another subsidiary of LB and has not been offered employment with LB or another subsidiary of LB.

No Tax Gross-ups
In the event of a termination following a “change in control”, none of our NEOs are entitled to reimbursement or gross-up for any excise taxes that may be imposed under Section 280G of the Code.
Going forward
Prior to the Separation, LB intends to enter into a new arrangement with Mr. Waters which will generally provide that, in the event of a termination of Mr. Waters’ employment by LB other than for “cause” or by Mr. Waters for “good reason,” other than during the 24-month period following a “change in control” or within the

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three months preceding or 24 months following a sale or spinoff of VS, subject to Mr. Waters’ execution and nonrevocation of a general waiver and release of claims, (i) Mr. Waters will be entitled to receive (A) continued payment of Mr. Waters’ base salary for 24 months following the termination date and (B) the incentive compensation Mr. Waters would have received if he had remained an employee of LB for one year following the termination date and (ii) for a period of up to 24 months following the termination of employment, LB will provide Mr. Waters and his beneficiaries medical and dental benefits substantially similar in the aggregate to those provided to Mr. Waters prior to the date of his termination of employment. In addition, LB intends that this new arrangement with Mr. Waters will also provide that if such termination of Mr. Waters’ employment occurs within the 24-month period following a “change in control” or within the three months preceding or 24 months following a sale or spinoff of VS, subject to Mr. Waters’ execution and nonrevocation of a general waiver and release of claims, (i) Mr. Waters will be entitled to receive (A) an amount equal to three times his (a) base salary and (b) target incentive compensation and (B) for a period of 36 months following the termination of employment (or earlier if Mr. Waters becomes subsequently employed), Mr. Waters and his beneficiaries will be entitled to receive medical and dental benefits substantially similar in the aggregate to those provided to Mr. Waters prior to the date of his termination of employment and (ii) Mr. Waters will be entitled to accelerated vesting of any outstanding unvested equity awards held by Mr. Waters as of the termination date.
In addition, prior to the Separation, LB intends to enter into a new arrangement with each of Ms. Hauk and Mr. Unis which will generally provide that, in the event of a termination of the executive’s employment by LB other than for “cause” or by the executive for “good reason,” other than during the 24-month period following a “change in control” or within the three months preceding or 24 months following a sale or spinoff of VS, subject to the executive’s execution and nonrevocation of a general waiver and release of claims, (i) each of Ms. Hauk and Mr. Unis will be entitled to receive (A) continued payment of the executive’s base salary for 24 months following the termination date and (B) the incentive compensation such executive would have received if she or he had remained an employee of LB for one year following the termination date and (ii) for a period of up to 24 months following the termination of employment, LB will provide the executive and her or his beneficiaries medical and dental benefits substantially similar in the aggregate to those provided to the executive prior to the date of termination. In addition, LB intends that these new arrangements with each of Ms. Hauk and Mr. Unis will also provide that if such termination of her or his employment occurs within the 24-month period following a “change in control” or within the three months preceding or 24 months following a sale or spinoff of VS, subject to the executive’s execution and nonrevocation of a general waiver and release of claims, (i) each of Ms. Hauk and Mr. Unis will be entitled to receive (A) an amount equal to two times the executive’s base salary and (B) an amount equal to the sum of the last four bonus payments under LB’s incentive compensation program plus a prorated amount for the season in which her or his employment is terminated (based on the average of such four prior bonus payments), (ii) for a period of 24 months following the termination of employment (or earlier if the executive becomes subsequently employed), each executive and her or his beneficiaries will be entitled to receive medical and dental benefits substantially similar in the aggregate to those provided to the executive prior to the date of termination and (iii) each of Ms. Hauk and Mr. Unis will be entitled to accelerated vesting of any outstanding unvested equity awards held by the executive as of the termination date.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:
•	The amounts involved exceeded or will exceed $120,000; and
•	Any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.
Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure,” “Management—Compensation of Directors” and “Compensation Discussion and Analysis.”
The Separation from LB
The Separation will be accomplished by LB distributing all of its shares of VS common stock to holders of LB common stock entitled to such distribution, as described in “The Separation” included elsewhere in this information statement. Completion of the Separation will be subject to satisfaction or waiver by LB of the conditions to the Distribution described under “The Separation—Conditions to the Distribution.”
As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with LB to effect the Separation and provide a framework for our relationships with LB after the Separation. See “The Separation—Agreements with LB” for information regarding these agreements.
Related Party Transactions
As a current business segment of LB, we engage in related party transactions with LB. Those transactions are described in more detail in Note 3 to the accompanying audited combined financial statements, and Note 2 to the accompanying unaudited interim combined financial statements.
Registration Rights Agreement
On March 17, 2021, LB, Leslie H. Wexner and Abigail S. Wexner entered into a registration rights agreement (the “LB Registration Rights Agreement”) providing each of Mr. Wexner and Mrs. Wexner and certain of their affiliated and related entities (collectively, the “Holders”) with certain customary registration rights with respect to their respective shares of LB’s common stock. Pursuant to the terms of the LB Registration Rights Agreement, VS intends to enter into a substantially similar agreement with the Holders prior to the completion of the Separation, which agreement will be described in an amendment to this information statement.
Long-term Debt Due to Related Party
During 2020, we borrowed $97 million from LB to pay down outstanding debt with external parties. This borrowing is due in September 2025 and has a variable interest rate based on the China Loan Prime Rate, which was 3.85% as of May 1, 2021. At the time of the Separation, we will no longer have the related party note.
Victoria’s Secret Guarantees
Certain Victoria’s Secret subsidiaries, along with other wholly-owned subsidiaries of LB, guarantee and pledge collateral to secure LB’s asset-backed revolving credit facility. The ABL Facility has aggregate commitments at $1 billion and has an expiration date in August 2024. As of May 1, 2021, there were no borrowings outstanding under the ABL Facility.
Certain Victoria’s Secret subsidiaries, along with other wholly-owned subsidiaries of LB, have also guaranteed LB’s obligations under certain of LB’s long-term notes. The guarantees are full and unconditional on a joint and several basis.
Our guarantees of obligations under LB’s long-term notes are expected to terminate concurrently with the Separation, subject to standard notice provisions to the trustee. Our guarantees of obligations under the ABL Facility are also expected to terminate concurrently with the Separation, subject to consent of the lenders.

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LB Guarantees
LB has provided guarantees related to certain of the Company’s store and office lease payments under the current terms of noncancelable leases expiring at various dates through 2037. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses.
Certain of our China subsidiaries utilize revolving and term loan bank facilities to support their operations. These facilities are guaranteed by LB and certain of LB’s and our 100% owned subsidiaries. As of May 1, 2021, there were no outstanding borrowings under the Foreign Facilities. Further, during 2020, LB placed cash on deposit with certain financial institutions as collateral for the Foreign Facilities. The amount of collateral required was dependent upon the aggregate lending commitments and totaled $30 million as of May 1, 2021. We expect to terminate the Foreign Facilities prior to the Separation.
Under the Separation and Distribution Agreement, the Company is required to use commercially reasonable efforts to, effective as of the Distribution, terminate any guarantee provided by LB or any of its subsidiaries for the benefit of the Company or its subsidiaries, or remove or substitute LB and its subsidiaries as guarantors under such guarantees and, if not effected by the Distribution, to effect such termination, removal or substitution as soon as reasonably practicable after the Distribution.
Review, Approval or Ratification of Transactions with Related Persons
We expect that our Board of Directors will adopt procedures for the review of any transactions and relationships in which we and any of our directors, nominees for director or executive officers, or any of their immediate family members, are participants, to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We expect that we will develop and implement processes and controls to obtain information from the directors and executive officers about related person transactions, and for determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person will be disclosed by us as required. Pursuant to these processes, we expect that all directors and executive officers will annually complete, sign and submit a Director and Executive Officer Questionnaire designed to identify related person transactions and both actual and potential conflicts of interest.
As described above, we expect that the Board of Directors will adopt one or more codes of ethics applicable to our directors and executive officers that will prohibit directors and executive officers from entering into transactions, or having any relationships, that would result in a conflict of interest with us. Any waivers of the codes of ethics for directors and executive officers will only be granted by the Board of Directors or a Committee of the Board.

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OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this information statement, all of the outstanding shares of VS common stock are owned by LB. After the Separation, LB will not directly or indirectly own any of our common stock. The following tables provide information with respect to the expected beneficial ownership of VS common stock by (1) each person who is known by us who we believe will be a beneficial owner of more than 5% of VS outstanding common stock immediately after the Distribution (assuming they maintain such ownership positions when the Distribution occurs) based on current publicly available information, (2) each identified director of VS, (3) each NEO and (4) all identified VS executive officers and directors as a group. We based the share amounts on each person’s beneficial ownership of LB common stock as of the close of business on ,     2021 and applying the distribution ratio of one share of our common stock for every shares of LB common stock held as of the record date for the Distribution, unless we indicate some other date or basis for the share amounts in the applicable footnotes.
Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the Separation, VS will have outstanding an aggregate of approximately     shares of common stock based upon approximately     shares of LB common stock outstanding on     , 2021 assuming no exercise of LB stock options, and applying the distribution ratio of one share of our common stock for every     shares of LB common stock.
To the extent our directors and executive officers own LB common stock at the record date for the Distribution, they will participate in the Distribution on the same terms as other holders of LB common stock.
The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.
Holdings of Certain Beneficial Owners
As of the date of this information statement, all of the outstanding shares of VS common stock are owned by LB. The following table sets forth information regarding each stockholder who is expected to beneficially own more than 5% of our common stock immediately following the Separation. The table is based upon an assumption that, for every     shares of LB common stock held by such persons, they will receive one share of VS common stock:
Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Leslie H. Wexner(1)
Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Mala Gaonkar, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler(2)
The Vanguard Group(3)
Melvin Capital Management LP(4)
Egerton Capital (UK) LLP(5)
Abigail S. Wexner(1)
(1)
As of March 24, 2021, based solely on information set forth in the Schedule 13D/A filed March 24, 2021 by Leslie H. Wexner and Abigail S. Wexner. Mr. and Mrs. Wexner’s address is Three Limited Parkway, P.O. Box 16000, Columbus, OH 43216.

(2)
As of December 31, 2020, based solely on information set forth in the Schedule 13G filed February 16, 2021 by Lone Pine Capital LLC, David F. Craver, Brian F. Doherty, Mala Gaonkar, Kelly A. Granat, Stephen F. Mandel, Jr. and Kerry A. Tyler (each, a “Lone Pine Reporting Person”). Each Lone Pine Reporting Person has shared dispositive power over     shares and shared voting power over     shares. Each Lone Pine Reporting Person’s address is Two Greenwich Plaza Greenwich, CT 06830.

(3)
As of December 31, 2020, based solely on information set forth in the Schedule 13G/A filed February 10, 2021 by The Vanguard Group (“Vanguard”). Vanguard has sole dispositive power over     shares, and has shared dispositive power over     shares and shared voting power over     shares. Vanguard’s address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(4)
As of December 31, 2020, based solely on information set forth in the Schedule 13G filed February 16, 2021 by Melvin Capital Management LP (“Melvin”). Melvin has shared dispositive power over     shares and shared voting power over     shares. Melvin’s address is 535 Madison Avenue, 22nd Floor, New York, NY 10022.

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(5)
As of December 31, 2020, based solely on information set forth in the Schedule 13G filed February 10, 2021 by Egerton Capital (UK) LLP (“Egerton”). Egerton has sole dispositive power over     shares and sole voting power over     shares. Egerton’s address is 5 Stratton Street, London, W1J 8LA, United Kingdom.

Holdings of Directors and Executive Officers
As of the date of this information statement, all of the outstanding shares of VS common stock are owned by LB. The following table sets forth the number of shares of our common stock beneficially owned, based on the presentation previously described, as of     , 2021 by each of the identified directors of VS, NEOs in the Summary Compensation Table in “Compensation Discussion and Analysis” and all identified VS executive officers and directors as a group. The table is based upon an assumption that, for every     shares of LB stock held by such person, they will receive one share of VS common stock.
For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of     , 2021. No executive officer or director holds any class of equity securities other than LB common stock or LB equity awards that may give them the right to acquire beneficial ownership of LB common stock, and it is not expected that any of them will own any class of equity securities of VS other than common stock following the Distribution.
Name	Number of Shares of Common Stock Beneficially Owned(a)	Percentage of Class
Irene Chang Britt
Sarah Davis
Jacqueline Hernandez
Donna A. James
Lauren B. Peters
Anne Sheehan
Martin Waters
Tim Johnson
Amy Hauk
Gregory Unis
Stuart Burgdoerfer
John Mehas
All executive officers and directors (11 persons)
*	Less than 1%
(a)
Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. None of the listed shares have been pledged as security or otherwise deposited as collateral.

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DESCRIPTION OF CAPITAL STOCK
Our certificate of incorporation and bylaws will be amended and restated prior to the Separation. The following descriptions are summaries of the material terms of our capital stock based on the applicable provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will be in effect at the time of the Separation. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the applicable provisions of Delaware law or of our amended and restated certificate of incorporation or our amended and restated bylaws to be in effect at the time of the Separation. The summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which we recommend that you read (along with the applicable provisions of Delaware law) for additional information on our capital stock as of the time of the Separation.
General
Upon completion of the Separation, we will be authorized to issue shares of common stock, par value $0.01 per shares, and shares of preferred stock, par value $0.01 per share. Our Board of Directors may authorize the issuance of one or more series of preferred stock and establish, among other things, the rights, preferences and privileges of any such series of preferred stock from time to time without stockholder approval.
Common Stock
Common stock outstanding. Upon completion of the Separation, we expect there will be approximately      shares of our common stock outstanding, to be held of record by stockholders based upon approximately      shares of LB common stock outstanding as of    , applying the distribution ratio of one share of our common stock for every shares of LB common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the Distribution will be fully paid and non-assessable.
Voting rights. The holders of common stock will be entitled to one vote per share on all matters to be voted on by stockholders. Generally, all matters to be voted on by stockholders must be approved by the affirmative vote of the holders of a majority of the votes cast at the meeting on such matter. Directors will be elected by the affirmative vote of the holders of a majority of the votes cast at the meeting with respect to such director’s election, except that if the number of nominees in any given election exceeds the number of directors to be elected, the directors will be elected by a plurality of the votes cast by holders of shares entitled to vote in the election at the meeting.
Dividends. Subject to the rights of any shares of preferred stock which may at the time be outstanding, holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor.
Rights upon liquidation. In the event of liquidation or dissolution of our company, each share of common stock is entitled to share ratably in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.
Other rights. Holders of our common stock have no preferential, preemptive, conversion or redemption rights. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board of Directors may authorize and issue in the future.
Preferred Stock
Our Board of Directors will have the authority to issue, without further vote or action by our stockholders, preferred stock in one or more series. Subject to the limitations prescribed by Delaware law and our amended and restated certificate of incorporation, our Board of Directors may fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of VS without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, VS has no plans to issue any of the preferred stock.
Election and Removal of Directors
We expect that our Board of Directors will initially consist of    directors, and thereafter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors. Each director shall be elected by the affirmative vote of the holders of a majority of the votes cast at the meeting with respect to such director’s election at which a quorum is present, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast by holders of shares entitled to vote in the election at the meeting. In order for an incumbent director to become a nominee for further service on the Board of Directors, or for any other person to become a nominee for service on the Board of Directors, such director or other person must submit an irrevocable resignation that will be effective upon (a) such director or other person not receiving a majority of the votes cast in an election that is not a contested election, and (b) the acceptance of such director’s or other person’s resignation by the Board of Directors.
Directors will be removable, with or without cause, by the affirmative vote of the holders of not less than a majority of the outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class. Any vacancy occurring on the Board of Directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum).
Annual Election of Directors
Each director will be elected annually by the stockholders at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders. See “Management—Board of Directors Following the Separation.”
Limits on Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a stockholder meeting.
Special Meetings
Our amended and restated bylaws will provide that special meetings of the stockholders may be called by the chair of the Board of Directors, the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors or, subject to certain procedural requirements, the Board of Directors at the written request to our secretary by the holders of at least 25% of the outstanding shares of VS common stock entitled to vote on the matter or matters entitled to vote at the meeting.
Our amended and restated bylaws will not permit a special meeting to be held at the request of stockholders if (a) the request does not comply with the procedural requirements set forth in our amended and restated bylaws, (b) the request relates to an item of business that is not a proper subject for stockholder action under the certificate of incorporation or applicable law, (c) the request is received by VS during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders and ending on the date of the next annual meeting of stockholders, (d) an annual or special meeting of stockholders that included an identical or substantially similar item of business was held not more than 120 days before the request was received by our secretary, (e) the Board of Directors has called or calls for an annual or special meeting of stockholders to be held within 90 days after the request is received by our secretary and the business to be conducted at such meeting includes an identical or substantially similar item of business or (f) the request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law.
Amendment of the Certificate of Incorporation
Our certificate of incorporation may be amended by stockholders upon the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Amendment of Bylaws
Our certificate of incorporation grants our Board of Directors the power to amend our bylaws without a stockholder vote.
Requirements for Advance Notification of Stockholder Nomination and Proposals
Under our amended and restated bylaws, stockholders of record will be able to nominate persons for election to our Board of Directors or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be generally received not less 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days prior to such anniversary or delayed more than 90 days after such anniversary, then to be timely, such notice must be received no earlier than 120 days prior to such annual meeting and no later than the later of 90 days prior to the date of the meeting or the 10th day following the day on which announcement of the date of the meeting was first made. The notice must include, among other information, the name and address of the stockholder giving the notice, information about the stockholder’s ownership of securities in the company, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting and the reason for bringing such proposal. For the purposes of these advance notice provisions of our amended and restated bylaws, the first anniversary date of our 2021 annual meeting shall be deemed to be May 20, 2022.
Proxy Access
Under our amended and restated bylaws, up to 20 stockholders owning 3% or more of the outstanding shares of our common stock continuously for at least three years may nominate the greater of two directors or up to 20% of our Board of Directors, and include those nominees in our proxy materials. Notice of stockholder nominations for persons for election as a director that are to be included in our proxy statement must be delivered or mailed and received at our principal executive offices, not less than 120 days nor more than 150 days prior to the first anniversary of the date that we first distributed our proxy statement to stockholders for the immediately preceding annual meeting of stockholders.
Limitation of Liability of Directors and Officers
Our amended and restated certificate of incorporation provide that no director will be personally liable to us or our stockholders for monetary damages for breach of any duty as a director, except for the following:
•	Any breach of the director’s duty of loyalty to our company or our stockholders;
•	Any act or omission not in good faith or which involved intentional misconduct of a knowing violation of law;
•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and
•	Any transaction from which the director derived an improper personal benefit.
As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of any duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.
Our amended and restated bylaws will provide that, to the fullest extent permitted by Delaware law, we will indemnify any of our officers and directors in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threatened to be made, a party, whether civil, criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer.
We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any of our officers or directors against expenses, judgments, attorneys’ fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of VS.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, the indemnification provisions may adversely affect your investment to the extent that, in a class action or direct suit, we are required to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any VS directors, officers or employees for which indemnification is sought.
Forum Selection
Pursuant to our amended and restated bylaws, as will be in effect upon the completion of the Separation, unless we consent in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any of our director or officer or other employee or agent to us or to our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty; (iii) any action asserting a claim against us or any of our director or officer or other employee or agent arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; or (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the Delaware General Corporation Law. These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting only federal law claims under the Securities Act or the Exchange Act, regardless of whether the state courts in the State of Delaware have jurisdiction over those claims.
Anti-Takeover Effects of Some Provisions
Some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws (as described above), including the stockholder approval requirements for certain business combinations (as described below), could make the following more difficult:
•	Acquisition of control of us by means of a proxy contest or otherwise, or
•	Removal of our incumbent officers and directors.
These provisions, including our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Delaware Business Combinations
We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:
•
the board of directors of the corporation had, prior to the person becoming an interested stockholder, approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
•
following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
Distributions of Securities
VS was formed on April 9, 2021, and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to LB pursuant to Section 4(a)(2) of the Securities Act in connection with its formation, which VS did not register under the Securities Act because such issuance did not constitute a public offer), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.
Authorized But Unissued Shares
Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of VS by means of a proxy contest, tender offer, merger or otherwise.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock will be American Stock Transfer.
Listing
We expect to apply to list our common stock on the NYSE under the ticker symbol “VSCO.”

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Where You Can Find More Information
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed in the Separation as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the full text of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.
After the Separation, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.

Index to Combined Financial Statements

Years Ended January 30, 2021, February 1, 2020 and February 2, 2019
Our fiscal year ends on the Saturday nearest to January 31. Fiscal years are designated in the Combined Financial Statements and Notes by the calendar year in which the fiscal year commences. The results for 2020, 2019 and 2018 refer to the 52-week periods ended January 30, 2021, February 1, 2020 and February 2, 2019, respectively.
Thirteen Weeks Ended May 1, 2021 and May 2, 2020 (Unaudited)
Our fiscal year ends on the Saturday nearest to January 31. As used herein, “first quarter of 2021” and “first quarter of 2020” refer to the thirteen-week periods ended May 1, 2021 and May 2, 2020, respectively.
F-i

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of L Brands, Inc.
Opinion on the Financial Statements
We have audited the accompanying Combined Balance Sheets of the Victoria’s Secret Business of L Brands, Inc. (the Company) as of January 30, 2021, and February 1, 2020, the related Combined Statements of Income (Loss), Comprehensive Income (Loss), Total Equity (Deficit), and Cash Flows for each of the three years in the period ended January 30, 2021, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company at January 30, 2021 and February 1, 2020, and the results of its operations and cash flows for each of the three years in the period ended January 30, 2021, in conformity with U.S. generally accepted accounting principles.
Adoption of New Accounting Standard
As discussed in Note 1 to the combined financial statements, the Company has changed its method for accounting for leases as of February 3, 2019 due to the adoption of the ASU 2016-02, Leases (Topic 842).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Stated) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Impairment of Store Assets
Description of the Matter
As discussed in Note 1 to the combined financial statements, the Company reviews long-lived store assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group.

The Company concluded that negative operating results for certain of the Victoria’s Secret stores were an indicator of potential impairment of the related store asset groups. As a result, the Company recognized an impairment loss on leasehold improvements and store related assets of approximately $136 million for the year ended January 30, 2021. In addition, the Company recognized an impairment loss of $118 million for the operating lease assets.

Auditing management’s long-lived store asset impairment analysis, including operating lease assets, is complex and highly judgmental due to the estimation required in determining the future cash flows used to assess recoverability of the store assets (undiscounted) and determining the fair value (discounted). The significant assumptions used include estimated future cash flows directly related to the future operation of the stores (including sales growth rate and gross margin rate), as well as the discount rate used to determine fair value. Significant assumptions used in determining the fair value of the operating lease assets include the current market rent for the remaining lease term of the related stores. These assumptions are subjective in nature and are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit
We tested the design and operating effectiveness of controls over the Company’s process to identify impairment indicators, determine the undiscounted future cash flows for the stores, and determine the fair value for those store assets (including those related to operating leases) that were deemed to be impaired. Our testing included controls over management’s review of the significant assumptions described above.

Our testing of the Company’s impairment measurement included, among other procedures, evaluating the significant assumptions and operating data used to calculate the estimated future cash flows, as well as the estimated fair value. For example, we assessed the Company’s long-range plan that is developed by management and reviewed by the Board of Directors and serves as the basis for the future cash flows in the analysis. We inquired of the Company’s executives to understand the underlying assumptions in the future cash flows and compared the future cash flows to the Company’s actual performance. We performed a sensitivity analysis on the significant assumptions to evaluate the changes in the fair value of the store assets that would result from changes in the assumptions. We also involved internal specialists to assist in testing the estimated market rental rates of the store leases by comparing them to market rates from comparable leases.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2020.
Grandview Heights, Ohio
April 16, 2021

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED BALANCE SHEETS

(in millions)
	January 30, 2021	February 1, 2020

ASSETS
Current Assets:
Cash and Cash Equivalents	$335	$245
Accounts Receivable, Net	121	157
Inventories	701	855
Prepaid Expenses	26	49
Other	56	52
Total Current Assets	1,239	1,358
Property and Equipment, Net	1,078	1,423
Operating Lease Assets	1,590	2,140
Trade Name	246	246
Deferred Income Taxes	20	25
Other Assets	56	78
Total Assets	$4,229	$5,270
LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$338	$384
Accrued Expenses and Other	776	614
Current Debt	—	61
Current Operating Lease Liabilities	421	341
Income Taxes Payable	15	32
Due to Related Parties	6	8
Total Current Liabilities	1,556	1,440
Deferred Income Taxes	19	89
Long-term Debt	—	92
Long-term Debt due to Related Party	97	—
Long-term Operating Lease Liabilities	1,553	2,158
Other Long-term Liabilities	113	177
Total Liabilities	3,338	3,956
Equity
Noncontrolling Interest	—	2
Accumulated Other Comprehensive Income (Loss)	4	(29)
Net Investment by L Brands, Inc.	887	1,341
Total Equity	891	1,314
Total Liabilities and Equity	$4,229	$5,270
The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF INCOME (LOSS)

(in millions)
	2020	2019	2018

Net Sales	$5,413	$7,509	$8,103
Costs of Goods Sold, Buying and Occupancy	(3,842)	(5,446)	(5,414)
Gross Profit	1,571	2,063	2,689
General, Administrative and Store Operating Expenses	(1,672)	(2,235)	(2,289)
Impairment of Goodwill	—	(720)	—
Operating Income (Loss)	(101)	(892)	400
Interest Expense	(6)	(8)	(2)
Other Income (Loss)	1	1	(7)
Income (Loss) Before Income Taxes	(106)	(899)	391
Provision (Benefit) for Income Taxes	(34)	(2)	140
Net Income (Loss)	$(72)	$(897)	$251
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)
	2020	2019	2018

Net Income (Loss)	$(72)	$(897)	$251
Other Comprehensive Income (Loss), Net of Tax:
Foreign Currency Translation	(3)	(6)	(5)
Reclassification of Currency Translation to Earnings	36	—	—
Unrealized Gain on Cash Flow Hedges	—	1	6
Reclassification of Cash Flow Hedges to Earnings	—	(3)	2
Total Other Comprehensive Income (Loss), Net of Tax	$33	$(8)	$3
Total Comprehensive Income (Loss)	$(39)	$(905)	$254
The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF CASH FLOWS

(in millions)
	2020	2019	2018

Operating Activities
Net Income (Loss)	$(72)	$(897)	$251
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation of Long-lived Assets	326	411	425
Amortization of Landlord Allowances	—	—	(29)
Asset Impairment Charges	254	263	101
Impairment of Goodwill	—	720	—
Share-based Compensation Expense	25	38	39
Deferred Income Taxes	(64)	(30)	(35)
Gain related to formation of Victoria’s Secret U.K. Joint Venture	(54)	—	—
Gain from Hong Kong Store Closure and Lease Termination	(39)	—	—
Changes in Assets and Liabilities, Net of Assets and Liabilities related to Divestiture:
Accounts Receivable	36	14	10
Inventories	141	20	(20)
Accounts Payable, Accrued Expenses and Other	49	(118)	(27)
Income Taxes Payable	(25)	(49)	(114)
Other Assets and Liabilities	97	(57)	97
Net Cash Provided by Operating Activities	674	315	698
Investing Activities
Capital Expenditures	(127)	(225)	(341)
Other Investing Activities	4	(18)	(2)
Net Cash Used for Investing Activities	(123)	(243)	(343)
Financing Activities
Borrowings from Foreign Facilities	34	167	172
Repayments of Foreign Facilities	(189)	(162)	(109)
Borrowing from Related Party	97	—	—
Net Transfers to L Brands, Inc.	(407)	(197)	(327)
Net Cash Used for Financing Activities	(465)	(192)	(264)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	4	(4)	2
Net Increase (Decrease) in Cash and Cash Equivalents	90	(124)	93
Cash and Cash Equivalents, Beginning of the Year	245	369	276
Cash and Cash Equivalents, End of the Year	$335	$245	$369
The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF EQUITY

(in millions)
	Net Investment by L Brands, Inc.	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity

Balance, February 3, 2018	$2,468	$(24)	$2	$2,446
Cumulative Effect of Accounting Change	(32)	—	—	(32)
Balance, February 4, 2018	2,436	(24)	2	2,414
Net Income	251	—	—	251
Other Comprehensive Income	—	3	—	3
Total Comprehensive Income	251	3	—	254
Net Transfers to L Brands, Inc.	(288)	—	—	(288)
Balance, February 2, 2019	2,399	(21)	2	2,380
Cumulative Effect of Accounting Change	(2)	—	—	(2)
Balance, February 3, 2019	2,397	(21)	2	2,378
Net Loss	(897)	—	—	(897)
Other Comprehensive Loss	—	(8)	—	(8)
Total Comprehensive Loss	(897)	(8)	—	(905)
Net Transfers to L Brands, Inc.	(159)	—	—	(159)
Balance, February 1, 2020	1,341	(29)	2	1,314
Net Loss	(72)	—	—	(72)
Other Comprehensive Income	—	33	—	33
Total Comprehensive Income (Loss)	(72)	33	—	(39)
Other	—	—	(2)	(2)
Net Transfers to L Brands, Inc.	(382)	—	—	(382)
Balance, January 30, 2021	$887	$4	$—	$891
The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
1. Background, Description of Business and Summary of Significant Accounting Policies
Description of Business
L Brands, Inc. (“L Brands” or the “Parent”) operates the Bath & Body Works, Victoria’s Secret and PINK retail brands in the highly competitive specialty retail business. L Brands is committed to establishing its Bath & Body Works business as a pure-play public company and is taking the necessary steps to prepare its Victoria’s Secret business, including PINK, to operate as a separate standalone company.
Victoria’s Secret (the “Company”) is a specialty retailer of women’s intimate and other apparel and beauty products marketed under the Victoria’s Secret and PINK brand names. The Company operates more than 930 Victoria’s Secret and PINK stores in the U.S., Canada and Greater China as well as online at www.VictoriasSecret.com and www.PINK.com. Additionally, Victoria’s Secret and PINK have more than 455 stores in more than 70 countries operating under franchise, license and wholesale arrangements. The Company also includes the Victoria’s Secret and PINK merchandise sourcing and production function serving the Company and its international partners.
The Company manages and evaluates its business activities based on geography and, as a result, determined that its Victoria’s Secret North America and Victoria’s Secret International businesses are its operating segments. The North America and International operating segments both sell women’s intimate and other apparel and beauty products under the Victoria’s Secret and PINK brand names and serve customers through stores and online channels. The operating segments share similar economic and other qualitative characteristics, and therefore the results are aggregated into one reportable segment.
Basis of Presentation
The combined financial statements have been derived from the consolidated financial statements and accounting records of L Brands and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.
Intracompany transactions have been eliminated. Transactions between the Company and L Brands have been included in these combined financial statements. For those transactions between the Company and L Brands that have been historically settled in cash, the Company has reflected such balances in the Combined Balance Sheets as Due from Related Parties or Due to Related Parties. The aggregate net effect of transactions between the Company and related parties that have been historically settled other than in cash are reflected in the Combined Balance Sheets as Net Investment by L Brands, Inc. and in the Combined Statements of Cash Flows as Net Transfers to L Brands, Inc. For additional information, see Note 3, “Transactions with Related Parties.”
The Combined Balance Sheets include certain L Brands’ assets and liabilities that are specifically identifiable or otherwise attributable to the Company. L Brands’ third-party long-term notes payable and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt. Except for Long-term Debt due to Related Party, the debt and associated interest expense reflected in the Combined Balance Sheets relate to third-party borrowings specifically attributable to, and legal obligations of, the Company.
L Brands utilizes a centralized approach to cash management and financing its operations. The Cash and Cash Equivalents held by L Brands at the corporate level are not specifically identifiable to the Company and, therefore, have not been reflected in the Company’s Combined Balance Sheets. Cash transfers between L Brands and the Company are accounted for through Net Investment by L Brands, Inc. Cash and Cash Equivalents in the Combined Balance Sheets represent Cash and Cash Equivalents held by the Company at period-end prior to any potential transfer to the centralized cash management pool of L Brands.
The Combined Statements of Income (Loss) include costs for certain functions, including information technology, human resources and store design and construction, that historically were provided and administered

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
on a centralized basis by L Brands. In 2020, as part of the steps to prepare Victoria’s Secret to operate as a separate standalone company, these functions were transitioned to the business and are now operated and administered as part of Victoria’s Secret. For additional information, see Note 5, “Restructuring Activities.” Costs applicable to the Company related to these functions are included in the Combined Statements of Income (Loss) for all years presented. Prior to the transition of these functions in 2020, these costs were directly charged to the Company by L Brands.
In addition, for purposes of preparing these combined financial statements on a “carve-out” basis, a portion of L Brands’ corporate expenses have been allocated to the Company. These expense allocations include the cost of corporate functions and resources that continue to be provided by, or administered by, L Brands including, but not limited to, executive management and other corporate and governance functions, such as corporate finance, internal audit, tax and treasury. The related employee payroll and benefit costs associated with such functions, such as share-based compensation, are included in the expense allocations. Corporate expenses of $77 million in 2020, $110 million in 2019 and $118 million in 2018 were allocated and included within General, Administrative and Store Operating Expenses in the Combined Statements of Income (Loss).
Costs were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net sales. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic or capital decisions. Going forward, the Company may perform these functions using its own resources or outsourced services. For a period following the planned separation, however, some of these functions may continue to be provided by L Brands under a transition services agreement, and the Company may provide some services to L Brands under a transition services agreement. The Company may also enter into certain commercial arrangements with L Brands in connection with the planned separation.
During the periods presented in these Combined Financial Statements, the Company’s income tax expense (benefit) and deferred tax balances have been included in the L Brands’ income tax returns. Income tax expense (benefit) and deferred tax balances contained in the Combined Financial Statements are presented on a separate return basis, as if the Company had filed its own income tax returns. As a result, actual tax transactions included in the consolidated financial statements of L Brands may or may not be included in the Combined Financial Statements of the Company. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of the Company may or may not be reflected in the consolidated financial statements and income tax returns of L Brands. The taxes recorded in the Combined Statements of Income (Loss) are not necessarily representative of the taxes that may arise in the future if the Company files its income tax returns independent from L Brands’ returns.
Fiscal Year
The Company’s fiscal year ends on the Saturday nearest to January 31. As used herein, “2020,” “2019” and “2018” refer to the 52-week periods ended January 30, 2021, February 1, 2020 and February 2, 2019, respectively.
Impacts of COVID-19
In March 2020, the coronavirus pandemic (“COVID-19”) was declared a global pandemic by the World Health Organization. This pandemic has negatively affected the U.S. and global economies, disrupted global supply chains and financial markets, and led to significant travel and transportation restrictions, including mandatory closures and orders to “shelter-in-place.” The actions that governments around the world have taken to contain the spread of COVID-19 have resulted in a period of disruption, including closure of the Company’s stores, limited store operating hours, reduced customer traffic and consumer spending and delays in manufacturing and shipping of products and raw materials. During this period, the Company is focused on protecting the health and safety of its customers, employees, contractors, suppliers and other business partners. The Company is also working with its suppliers to minimize potential disruptions, while managing the Company’s business in response to a changing dynamic.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The Company’s business operations and financial performance for 2020 were materially impacted by the COVID-19 pandemic. All of the Company’s stores in North America were closed on March 17, 2020, but the Company was able to re-open the majority of its stores as of the beginning of August. Operations for the direct business were temporarily suspended for approximately one week in late March 2020. The Company has dedicated resources to maximize capacity in its direct fulfillment centers to meet increased customer demand, while focusing on distribution, fulfillment and call center safety. There remains a high level of uncertainty around the pandemic and the potential for further restrictions.
In response to the global COVID-19 crisis, L Brands and the Company took prudent actions to manage expenses and to preserve its cash. The Company:
•	Furloughed most store associates as of April 5, 2020 during the temporary store closures, while continuing to provide healthcare benefits for eligible associates;
•	Suspended associate merit increases;
•	Temporarily reduced salaries for senior vice presidents and above by 20%;
•	Reduced fiscal 2020 capital expenditures;
•	Actively managed inventory to adjust for the impact of channel shifts to meet customer demand;
•
Suspended many store and select office rent payments during the temporary closures. The Company completed negotiations with the majority of landlords, leading to a combination of rent waivers or abatements relating to closure periods, rent relief relating to the post-reopening “recovery” period given traffic declines, and rent deferrals; and

•	Extended payment terms to vendors.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act, which, among other things, provided employer payroll tax credits for wages paid to employees who were unable to work during the coronavirus outbreak and options to defer payroll tax payments. During fiscal 2020, the Company recognized $28 million of qualified payroll tax credits.
Cash and Cash Equivalents
Cash and Cash Equivalents include cash on hand, demand deposits with financial institutions and highly liquid investments with original maturities of less than 90 days. The Company’s Cash and Cash Equivalents are considered Level 1 fair value measurements as they are valued using unadjusted quoted prices in active markets for identical assets.
Concentration of Credit Risk
The Company maintains Cash and Cash Equivalents and derivative contracts with various major financial institutions. L Brands, on behalf of the Company, monitors the relative credit standing of financial institutions with whom the Company transacts and limits the amount of credit exposure with any one entity.
The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which the Company grants credit terms in the normal course of business. The Company determines the required allowance for expected credit losses using information such as customer credit history and financial condition. Amounts are charged against the allowance when it is determined that expected credit losses may occur.
Inventories
Inventories are principally valued at the lower of cost or net realizable value, on an average cost basis.
The Company records valuation adjustments to its inventories if the cost of inventory on hand exceeds the amount it expects to realize from the ultimate sale or disposal of the inventory. These estimates are based on management’s judgment regarding future demand and market conditions and analysis of historical experience.
The Company also records inventory loss adjustments for estimated physical inventory losses that have occurred since the date of the last physical inventory. These estimates are based on management’s analysis of historical results and operating trends.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Property and Equipment
The Company’s property and equipment are recorded at cost and depreciation is computed on a straight-line basis using the following depreciable life ranges:
Category of Property and Equipment	Depreciable Life Range
Software, including software developed for internal use	3 - 5 years
Store related assets	3 - 10 years
Leasehold improvements	Shorter of lease term or 10 years
Non-store related building and site improvements	10 - 15 years
Other property and equipment	20 years
Buildings	30 years
When a decision has been made to dispose of property and equipment prior to the end of the previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over the shortened estimated useful life. The Company’s cost of assets sold or retired and the related accumulated depreciation are removed from the accounts with any resulting gain or loss included in net income (loss). Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend useful lives are capitalized.
Long-lived store assets, which include leasehold improvements, store related assets and operating lease assets (subsequent to the adoption of Accounting Standards Codification (“ASC”) 842, Leases), are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Store assets are grouped at the lowest level for which they are largely independent of other assets or asset groups. If the estimated undiscounted future cash flows related to the asset group are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the estimated fair value, determined by the estimated discounted future cash flows of the asset group. For operating lease assets, the Company determines the fair value of the assets by comparing the contractual rent payments to estimated market rental rates. An individual asset within an asset group is not impaired below its estimated fair value. The fair value of long-lived store assets is determined using Level 3 inputs within the fair value hierarchy.
Leases and Leasehold Improvements
In 2019, the Company adopted ASC 842, Leases, using the modified retrospective approach. Results for 2020 and 2019 are presented under ASC 842, while results for 2018 have not been adjusted and continue to be presented under the accounting standard in effect at that time. For additional information regarding the impacts as a result of the Company’s adoption of ASC 842 in fiscal 2019, refer to Note 2, “New Accounting Pronouncements.”
The Company leases retail space, office space, warehouse facilities, storage space, equipment and certain other items under operating leases. A substantial portion of the Company’s leases are operating leases for its stores, which generally have an initial term of ten years. Annual store rent consists of a fixed minimum amount and/or variable rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally also require additional payments covering certain operating costs such as common area maintenance, utilities, insurance and taxes. Certain leases contain predetermined fixed escalations of minimum rentals or require periodic adjustments of minimum rentals, depending on an index or rate. Additionally, certain leases contain incentives, such as construction allowances from landlords and/or rent abatements subsequent to taking possession of the leased property.
At lease commencement, the Company recognizes an asset for the right to use the leased asset and a liability based on the present value of the unpaid fixed lease payments. Operating lease costs are recognized on a straight-line basis as lease expense over the lease term. Variable lease payments associated with the Company’s leases are recognized upon occurrence of the event or circumstance on which the payments are assessed. Short-term leases with an initial term of 12 months or less are not recorded on the balance sheet, and lease expense is recognized on a straight-line basis over the lease term.
The Company uses L Brands’ incremental borrowing rate, adjusted for collateral, to determine the present value of its unpaid lease payments.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The Company’s store leases often include options to extend the initial term or to terminate the lease prior to the end of the initial term. The exercise of these options is typically at the sole discretion of the Company. These options are included in determining the initial lease term at lease commencement if the Company is reasonably certain to exercise the option. Additionally, the Company may operate stores for a period of time on a month-to-month basis after the expiration of the lease term.
The Company also has leasehold improvements, which are amortized over the shorter of their estimated useful lives or the period from the date the assets are placed in service to the end of the initial lease term. Leasehold improvements made after the inception of the initial lease term are depreciated over the shorter of their estimated useful lives or the remaining lease term, including renewal periods, if reasonably assured.
Trade Name
The Victoria’s Secret trade name is an intangible asset with an indefinite life. Intangible assets with indefinite lives are reviewed for impairment each year in the fourth quarter and may be reviewed more frequently if certain events occur or circumstances change. The Company has the option to either first perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired, or to proceed directly to the quantitative assessment, which requires a comparison of the fair value of the intangible asset to its carrying value. To determine if the fair value of the asset is less than its carrying amount, the Company will estimate the fair value, usually determined by the relief from royalty method under the income approach, and compare that value with its carrying amount. If the carrying value of the trade name exceeds its fair value, the Company recognizes an impairment charge equal to the difference.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, taxes currently payable or refundable are accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the Company’s Combined Statement of Income (Loss) in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.
In determining the Company’s provision for income taxes, the Company considers permanent differences between book and tax income and statutory income tax rates. The Company’s effective income tax rate is affected by items including changes in tax law, the tax jurisdiction of new stores or business ventures and the level of earnings.
The Company follows a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and for which actual outcomes may differ from forecasted outcomes. The Company’s policy is to include interest and penalties related to uncertain tax positions in income tax expense.
Historically, the Company’s income tax expense and deferred tax balances have been included in the L Brands’ income tax returns. L Brands’ income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. These audits include questions regarding tax filing positions, including the timing and amount of deductions and the allocation of income and expense among various tax jurisdictions. At any one time, multiple tax years are subject to audit by the various tax authorities. A number of years may elapse before a particular matter for which the Company has established an accrual is audited and fully resolved or clarified. The Company adjusts its tax contingencies accrual and income tax provision in the period in which matters are effectively settled with tax authorities at amounts different from its established accrual, when the statute of limitations expires for the relevant taxing authority to examine the tax position or

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
when more information becomes available. The Company includes its tax contingencies accrual, including accrued penalties and interest, in Other Long-term Liabilities on the Combined Balance Sheets unless the liability is expected to be paid within one year. Changes to the tax contingencies accrual, including accrued penalties and interest, are included in Provision (Benefit) for Income Taxes on the Combined Statements of Income (Loss).
Self-Insurance
L Brands is self-insured for medical, workers’ compensation, property, general liability and automobile liability up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred but not reported (“IBNR”) claims. IBNR claims are estimated using historical claim information and actuarial estimates. L Brands’ businesses, including the Company, are charged directly for their estimated share of the cost of these self-insured programs, and the Company’s share of the cost is included in the Combined Statements of Income (Loss). The Company’s estimated share of L Brands’ retained liability for these programs has been reflected in the Combined Balance Sheets within Accrued Expenses and Other.
Equity Method Investments
The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method. Under the equity method of accounting, the Company recognizes its share of the investee’s net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company’s share of net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in Costs of Goods Sold, Buying and Occupancy in the Combined Statements of Income (Loss). The Company’s share of net income or loss from its investment in the Victoria’s Secret U.K. joint venture with Next PLC is included in General, Administrative and Store Operating Expenses in the Combined Statements of Income (Loss). See Note 5, “Restructuring Activities” for additional information on the Victoria’s Secret U.K. joint venture. The Company’s equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value. The carrying values of equity method investments were $35 million and $38 million as of January 30, 2021 and February 1, 2020, respectively. These investments are recorded in Other Assets on the Combined Balance Sheets.
Net Investment by L Brands, Inc.
Net investment by L Brands, Inc. in the Combined Balance Sheets is presented in lieu of shareholders’ equity and represents L Brands’ historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from L Brands. All transactions reflected in Net Investment by L Brands, Inc. in the accompanying Combined Balance Sheets have been considered as financing activities for purposes of the Combined Statements of Cash Flows.
For additional information, see Basis of Presentation above and Note 3, “Transactions with Related Parties.”
Noncontrolling Interest
Noncontrolling interest represented the portion of equity interests not owned by the Company in a technology joint venture in India.
Foreign Currency Translation
The functional currency of the Company’s foreign operations is generally the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect as of the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period. The Company’s resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in equity. Accumulated foreign currency translation adjustments are reclassified to net income (loss) when realized upon sale or upon complete, or substantially complete, liquidation of the investment in the foreign entity.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Fair Value
The authoritative guidance included in ASC 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
•	Level 1—Quoted market prices in active markets for identical assets or liabilities.
•
Level 2—Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company estimates the fair value of financial instruments, property and equipment and trade name in accordance with the provisions of ASC 820. The recorded amounts for Cash and Cash Equivalents, Accounts Receivable, Prepaid Expenses, other current assets and current liabilities approximate fair value due to the short-term nature of these assets and liabilities.
Derivative Financial Instruments
The Company uses derivative financial instruments to manage exposure to foreign currency exchange rates. The Company does not use derivative instruments for trading purposes. All derivative instruments are recorded on the Combined Balance Sheets at fair value.
The earnings of the Company’s foreign operations are subject to exchange rate risk as substantially all the merchandise is sourced through U.S. dollar transactions. The Company uses foreign currency forward contracts designated as cash flow hedges to mitigate this foreign currency exposure for its Canadian operations. Amounts are reclassified from accumulated other comprehensive income (loss) upon sale of the hedged merchandise to the customer. These gains and losses are recognized in Costs of Goods Sold, Buying and Occupancy in the Combined Statements of Income (Loss). The fair value of designated cash flow hedges is not significant for any period presented.
The Company does not enter into any derivative contracts. However, L Brands, Inc., through its centralized treasury function, currently enters into derivative financial instruments with external counterparties to hedge certain foreign currency transactions with exposure to the Canadian dollar. The Company enters into offsetting internal contracts with L Brands, Inc. The maturities of the internal contracts range from one to eighteen months.
Revenue Recognition
In 2018, the Company adopted ASC 606, Revenue from Contracts with Customers, using the modified retrospective approach.
The Company recognizes revenue based on the amount it expects to receive when control of the goods or services is transferred to the customer. The Company recognizes sales upon customer receipt of merchandise, which, for direct channel revenues, reflect an estimate of shipments that have not yet been received by the customer based on shipping terms and historical delivery times. The Company’s shipping and handling revenues are included in Net Sales with the related costs included in Costs of Goods Sold, Buying and Occupancy in the Combined Statements of Income (Loss). The Company also provides a reserve for projected merchandise returns based on historical experience. Net Sales exclude sales and other similar taxes collected from customers.
The Company offers certain loyalty programs that allow customers to earn points based on purchasing activity. As customers accumulate points and reach point thresholds, they can use the points to purchase

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
merchandise in stores or online. The Company allocates revenue to points earned on qualifying purchases and defers recognition until the points are redeemed. The amount of revenue deferred is based on the relative stand-alone selling price method, which includes an estimate for points not expected to be redeemed based on historical experience.
The Company sells gift cards with no expiration dates to customers. The Company does not charge administrative fees on unused gift cards. The Company recognizes revenue from gift cards when they are redeemed by the customer. In addition, the Company recognizes revenue on unredeemed gift cards where the likelihood of the gift card being redeemed is remote and there is no legal obligation to remit the unredeemed gift cards to relevant jurisdictions (gift card breakage). Gift card breakage revenue is recognized in proportion, and over the same period, as actual gift card redemptions. The Company determines the gift card breakage rate based on historical redemption patterns. Gift card breakage is included in Net Sales in the Combined Statements of Income (Loss).
Revenue earned in connection with Victoria’s Secret’s U.S. private label credit card arrangement is primarily recognized based on credit card sales and usage, and is included in Net Sales in the Combined Statements of Income (Loss). The Company recognized Net Sales of $135 million, $194 million and $187 million for 2020, 2019 and 2018, respectively, related to its private label credit card arrangement.
The Company also recognizes revenues associated with franchise, license, wholesale and sourcing arrangements. Revenue recognized under franchise and license arrangements generally consists of royalties earned and recognized upon sale of merchandise by franchise and license partners to retail customers. Revenue is generally recognized under wholesale and sourcing arrangements at the time the title passes to the partner.
Costs of Goods Sold, Buying and Occupancy
The Company’s costs of goods sold include merchandise costs, net of discounts and allowances, freight and inventory shrinkage. The Company’s buying and occupancy expenses primarily include payroll, benefit costs and operating expenses for its buying departments and distribution network; and rent, common area maintenance, real estate taxes, utilities, maintenance, fulfillment expenses and depreciation for the Company’s stores, warehouse facilities and equipment.
General, Administrative and Store Operating Expenses
The Company’s general, administrative and store operating expenses primarily include payroll and benefit costs for its store-selling and administrative departments (including corporate functions), marketing, advertising and other operating expenses not specifically categorized elsewhere in the Combined Statements of Income (Loss).
Share-based Compensation
Certain Company employees participate in the share-based compensation plans sponsored by L Brands. L Brands’ share-based compensation awards granted to employees of the Company consist of L Brands stock options and restricted stock. As such, the awards to Company employees are reflected in Net Investment by L Brands, Inc. within the Combined Statements of Equity at the time they are expensed. The Combined Statements of Income (Loss) also include an allocation of L Brands’ corporate and shared employee share-based compensation expenses.
The Company recognizes all share-based payments to employees as compensation cost over the service period based on their estimated fair value on the date of grant. The Company estimates award forfeitures at the time awards are granted and adjusts, if necessary, in subsequent periods based on historical experience and expected future forfeitures.
Compensation cost is recognized over the service period for the fair value of awards that actually vest. Compensation expense for awards without a performance condition is recognized, net of estimated forfeitures, using a single award approach (each award is valued as one grant, irrespective of the number of vesting tranches). Compensation expense for awards with a performance condition is recognized, net of estimated forfeitures, using a multiple award approach (each vesting tranche is valued as one grant).

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Advertising Costs
Advertising and marketing costs are expensed at the time the promotion first appears in media, or in the store or when the advertising is mailed. Advertising and marketing costs totaled $239 million, $306 million and $348 million for 2020, 2019 and 2018, respectively.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates, and the Company revises its estimates and assumptions as new information becomes available.
2. New Accounting Pronouncements
Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASC 606, Revenue from Contracts with Customers, which was further clarified and amended in 2015 and 2016. This guidance requires companies to recognize revenue in a manner that depicts the transfer of promised goods or services to customers in amounts that reflect the consideration to which a company expects to be entitled in exchange for those goods or services. The standard also results in enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.
The Company adopted the standard in 2018 under the modified retrospective approach. Under the standard, income from the Victoria’s Secret private label credit card arrangement, which was historically presented as a reduction to General, Administrative and Store Operating Expenses, is presented as revenue. Further, historical accounting related to loyalty points earned under the Victoria’s Secret customer loyalty program changed as the Company now defers revenue associated with customer loyalty points until the points are redeemed using a relative stand-alone selling price method. The standard also changed accounting for sales returns which requires balance sheet presentation on a gross basis.
Upon adoption at the beginning of 2018, the Company recorded a cumulative catch-up adjustment resulting in a reduction to Net Investment by L Brands, Inc. of $32 million, net of tax. The cumulative adjustment primarily related to the deferral of revenue related to outstanding points, net of estimated forfeitures, under the Victoria’s Secret customer loyalty program. See Note 4, “Revenue Recognition” for additional disclosures required by the standard.
Leases
In February 2016, the FASB issued ASC 842, Leases, which requires companies classified as lessees to account for most leases on their balance sheet but recognize expense on their income statement in a manner similar to legacy accounting. The standard also requires enhanced quantitative and qualitative disclosures, including significant judgments made by management, to provide greater insight into the extent of expense recognized and expected to be recognized from existing leases. In July 2018, the FASB approved an amendment to the standard that provides companies a modified retrospective transition option that did not require earlier periods to be restated upon adoption.
The Company adopted the standard in 2019 under the modified retrospective approach. As allowed by the standard, the Company elected the package of transition practical expedients but elected to not apply the hindsight practical expedient to its leases at transition.
Upon adoption at the beginning of 2019, the Company recorded operating lease liabilities of $2.7 billion and operating lease assets for its leases of $2.4 billion. The operating lease assets are less than the operating lease liabilities by approximately $320 million, primarily due to deferred rent and unamortized landlord construction allowances that were previously recorded as Other Long-term Liabilities on the Combined Balance Sheet. The Company also recorded a decrease to Net Investment by L Brands, Inc. of $2 million, net of tax. The adoption of the standard did not materially impact the Combined Statements of Income (Loss) or Cash Flows. See Note 8, “Leases,” for additional disclosures required by the standard.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Goodwill
In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the subsequent measurement of goodwill. The standard eliminates the second step from the goodwill impairment test, which required a hypothetical purchase price allocation to determine the implied fair value of goodwill. Under the new standard, the goodwill impairment charge is the excess of the reporting unit’s carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company adopted this standard in 2019 and performed its 2019 impairment assessments in accordance with ASU 2017-04. For additional information, see Note 9, “Goodwill and Trade Name.”
Hedging Activities
In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, which is intended to better align risk management activities and financial reporting for hedging relationships. The standard eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. It also eases certain documentation and assessment requirements. The Company adopted the standard 2019. The adoption of this standard did not have a material impact on the Company’s results of operations, financial position or cash flows.
Credit Losses
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, which requires the use of a forward-looking expected loss impairment model for accounts receivable and certain other financial instruments. The Company adopted the standard in 2020. The adoption of this standard did not have a material impact on the Company’s results of operations, financial position or cash flows.
3. Transactions with Related Parties
The combined financial statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of L Brands. The following discussion summarizes activity between the Company and L Brands.
Allocation of General Corporate Expenses
For purposes of preparing these combined financial statements on a “carve-out” basis, we have allocated a portion of L Brands’ total corporate expenses to the Company. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a “carve-out” basis.
Due to Related Parties
Balances between the Company and L Brands, Inc. or its affiliates that are derived from transactions that have been historically cash settled are reflected in the Combined Balance Sheet as Due to Related Parties. Balances between the Company and L Brands, Inc. or its affiliates derived from transactions that have been historically settled other than in cash are included in Net Investment by L Brands, Inc. within Equity on the Combined Balance Sheets.
Long-term Debt due to Related Party
During 2020, the Company borrowed $97 million from L Brands to pay down outstanding debt with external parties. This borrowing is due in September 2025 and has a variable interest rate based on the China Loan Prime Rate, which was 3.85% as of January 30, 2021.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Net Transfers To L Brands, Inc.
The following table presents the components of Net Transfers to L Brands, Inc. in the 2020, 2019 and 2018 Combined Statements of Equity:
	2020	2019	2018
	(in millions)
Cash Pooling and General Financing Activities, Net	$(543)	$(422)	$(691)
Corporate Expense Allocations	77	110	118
Share-based Compensation Expense	25	38	39
Assumed Income Tax Payments	59	115	246
Total Net Transfers to L Brands, Inc.	$(382)	$(159)	$(288)
Victoria’s Secret Guarantees
Certain Victoria’s Secret subsidiaries, along with other wholly-owned subsidiaries of L Brands, Inc., guarantee and pledge collateral to secure the L Brands’ asset-backed revolving credit facility (“ABL Facility”). The ABL Facility has aggregate commitments at $1 billion and has an expiration date in August 2024. As of January 30, 2021, there were no borrowings outstanding under the ABL Facility.
Certain Victoria’s Secret subsidiaries, along with other wholly-owned subsidiaries of L Brands, Inc., have also guaranteed L Brands’ obligations under certain of L Brands’ long-term notes. The guarantees are full and unconditional on a joint and several basis. The following table provides the outstanding principal balance for these notes as of January 30, 2021:
(in millions)
5.625% Fixed Interest Rate Notes due February 2022	$285
5.625% Fixed Interest Rate Notes due October 2023	320
9.375% Fixed Interest Rate Notes due July 2025	500
6.875% Fixed Interest Rate Secured Notes due July 2025	750
6.694% Fixed Interest Rate Notes due January 2027	297
5.25% Fixed Interest Rate Notes due February 2028	500
7.50% Fixed Interest Rate Notes due June 2029	500
6.625% Fixed Interest Rate Notes due October 2030	1,000
6.875% Fixed Interest Rate Notes due November 2035	1,000
6.75% Fixed Interest Rate Notes due July 2036	700
Total	$5,852
The Company’s guarantees of obligations under L Brands’ long-term notes are expected to terminate concurrently with the separation of the Company from L Brands, subject to standard notice provisions to the trustee. The Company’s guarantees of obligations under the ABL Facility may be released upon consent of the lenders.
Subsequent to January 30, 2021, L Brands, Inc. redeemed the remaining $285 million of outstanding notes due February 2022, and the $750 million of outstanding Secured notes due July 2025.
L Brands, Inc. Guarantees
Lease Arrangements
L Brands, Inc. has provided guarantees related to certain of the Company’s store and office lease payments under the current terms of noncancelable leases expiring at various dates through 2037. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses.
Secured Foreign Facilities
Certain of the Company’s China subsidiaries utilize revolving and term loan bank facilities to support their operations. These facilities are guaranteed by L Brands, Inc. and certain of L Brands’ 100% owned subsidiaries (“Secured Foreign Facilities”). As of January 30, 2021, there were no outstanding borrowings under the Secured

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Foreign Facilities. Further, during 2020, L Brands, Inc. placed cash on deposit with certain financial institutions as collateral for the Secured Foreign Facilities. The amount of collateral required was dependent upon the aggregate lending commitments and totaled $30 million as of January 30, 2021.
4. Revenue Recognition
Accounts receivable, net from revenue-generating activities was $74 million and $102 million as of January 30, 2021 and February 1, 2020, respectively. Accounts receivable primarily relate to amounts due from the Company’s franchise, license and wholesale partners. Under these arrangements, payment terms are typically 60 to 90 days.
The Company records deferred revenue when cash payments are received in advance of transfer of control of goods or services. Deferred revenue primarily relates to gift cards, loyalty and private label credit card programs and direct channel shipments, which are all impacted by seasonal and holiday-related sales patterns. The balance of deferred revenue was $256 million and $250 million as of January 30, 2021 and February 1, 2020, respectively. The Company recognized $137 million as revenue in 2020 from amounts recorded as deferred revenue at the beginning of the year. As of January 30, 2021, the Company recorded deferred revenues of $246 million within Accrued Expenses and Other, and $10 million within Other Long-term Liabilities on the Combined Balance Sheet.
The following table provides a disaggregation of Net Sales for 2020, 2019 and 2018:
	2020	2019	2018
	(in millions)
North America Stores	$2,795	$5,112	$5,628
Direct	2,223	1,693	1,747
International(a)	395	704	728
Total Net Sales	$5,413	$7,509	$8,103
(a)	Results include company-operated stores in the U.K. (pre-joint venture) and Greater China, royalties associated with franchised store and wholesale sales.
The Company’s international net sales include sales from company-operated stores, royalty revenue from franchise and license arrangements, wholesale revenues and direct sales shipped internationally. Certain of these sales are subject to the impact of fluctuations in foreign currency. The Company’s net sales outside of the U.S. totaled $643 million, $1.000 billion and $1.039 billion for 2020, 2019 and 2018, respectively.
5. Restructuring Activities
Management of L Brands and the Company is actively engaged in implementing a comprehensive profit improvement plan that will better position the Company for separation from L Brands. During 2020, management of L Brands and the Company reduced home office head count as a result of completing a comprehensive review of the home office organizations in order to achieve meaningful reductions in overhead expenses and to decentralize significant shared functions and services to support the creation of standalone companies. Pre-tax severance and related costs associated with these reductions, totaling $51 million, are included in General, Administrative and Store Operating Expenses in the 2020 Combined Statement of Loss.
During 2020, the Company made payments of $38 million and, as of January 30, 2021, a liability, after accrual adjustments, of $14 million related to these costs is included in Accrued Expenses and Other on the Combined Balance Sheet.
Victoria’s Secret U.K.
Due to challenging business results in the U.K., the Company entered into Administration in June 2020 to restructure store lease agreements and reduce operating losses in the U.K. business. In October 2020, the Company entered into a joint venture with Next PLC for the Victoria’s Secret business in the United Kingdom and Ireland. Under this agreement, the Company owns 49% of the joint venture, and Next owns 51% and is responsible for operations. The Company accounts for its investment in the joint venture under the equity method of accounting.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The joint venture acquired the majority of the operating assets, primarily inventory, and the restructured leases were transferred to the joint venture. Effective October 19, 2020, the newly formed joint venture began operating all Victoria’s Secret stores in the U.K. and Ireland. The joint venture will begin operating the U.K. direct business starting spring 2021. The Company recognized non-cash pre-tax gains of $90 million related to the derecognition of operating lease liabilities in excess of operating lease assets for the 24 store leases that were restructured and transferred to the joint venture. In addition, the Company recognized a $25 million non-cash pre-tax impairment charge to fully write-off all remaining long-lived store assets in the U.K. Finally, as a result of the transition to a joint venture business model in the U.K. and the substantially complete liquidation of the Company’s investment in the U.K., the Company recognized a $36 million non-cash pre-tax loss related to accumulated foreign currency translation adjustments that were reclassified into earnings, which were previously recognized as a component of equity.
The above items relating to Victoria’s Secret U.K. are included in General, Administrative and Store Operating Expenses in the 2020 Combined Statement of Loss as they all relate to the Company’s transition to a joint venture business model in the U.K.
6. Inventories
The following table provides details of inventories as of January 30, 2021 and February 1, 2020:
	January 30, 2021	February 1, 2020
	(in millions)
Finished Goods Merchandise	$663	$824
Raw Materials and Merchandise Components	38	31
Total Inventories	$701	$855
7. Long-Lived Assets
The following table provides details of property and equipment, net as of January 30, 2021 and February 1, 2020:
	January 30, 2021	February 1, 2020
	(in millions)
Land and Improvements	$26	$27
Buildings and Improvements	190	185
Furniture, Fixtures, Software and Equipment	2,462	2,188
Leasehold Improvements	1,091	1,645
Construction in Progress	23	106
Total	3,792	4,151
Accumulated Depreciation and Amortization	(2,714)	(2,728)
Property and Equipment, Net	$1,078	$1,423
Depreciation expense was $326 million in 2020, $411 million in 2019 and $425 million in 2018.
The Company’s internationally based long-lived assets, including operating lease assets, were $269 million as of January 30, 2021 and $600 million as of February 1, 2020.
In 2020, the Company executed a rationalization of the Victoria’s Secret company-operated store footprint. The Company permanently closed 241 stores in North America. Given the closures in 2020 as well as the negative operating results of certain Victoria’s Secret stores in 2020, 2019 and 2018, the Company reviewed the long-lived store assets for potential impairment in all periods presented. The Company determined that the estimated undiscounted future cash flows were less than the carrying values for certain Victoria’s Secret asset groups and, as a result, determined the estimated fair values of the store asset groups using estimated discounted future cash flows and estimated market rental rates. Long-lived store asset impairment charges are principally included within Costs of Goods Sold, Buying and Occupancy in the Combined Statements of Income (Loss). As

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
discussed in Note 5, “Restructuring Activities,” the Company recorded a $25 million non-cash pre-tax impairment charge to fully write off all remaining long-lived store assets in the U.K. This charge is included in General, Administrative and Store Operating Expenses in the 2020 Combined Statement of Loss.
The following table provides pre-tax long-lived store asset impairment charges included in the Combined Statement of Income (Loss) for 2020, 2019 and 2018:
	2020	2019	2018
	(in millions)
Store Asset Impairment	$136	$198	$101
Operating Lease Asset Impairment	118	65	—
Total Impairment	$254	$263	$101
8. Leases
In 2019, the Company adopted ASC 842, Leases, using the modified retrospective approach. Results for 2020 and 2019 are presented under ASC 842, while results for 2018 have not been adjusted and continue to be presented under the accounting standards in effect at that time.
The following table provides the components of lease cost for operating leases for 2020 and 2019:
	2020	2019
	(in millions)
Operating Lease Costs(a)	$521	$562
Variable Lease Costs	6	48
Short-term Lease Costs	5	8
Total Lease Cost	$532	$618
(a)
As discussed in Note 7, “Long-Lived Assets,” the Company recognized operating lease asset impairment charges of $118 million and $65 million during 2020 and 2019, respectively, which is included as operating lease costs.

For many stores and select office locations, beginning in April 2020, rent was not paid, or was only partially paid, due to the COVID-19 pandemic. Negotiations are complete with nearly all landlords to determine potential rent credits or payment deferrals related to COVID-19. As of January 30, 2021, the Company is fully accrued to the original contractual rent due unless an executed amendment is in place. The FASB issued guidance in April 2020 which allows certain COVID-19-related concessions to be recognized as a reduction of lease costs in the period an amendment is executed. As a result, the Company recognized a $90 million reduction to occupancy expenses in the 2020 Combined Statement of Loss as a result of executed amendments with landlords.
The following table provides future maturities of operating lease liabilities as of January 30, 2021:
Fiscal Year
(in millions)
2021	$519
2022	424
2023	356
2024	290
2025	241
Thereafter	558
Total Lease Payments	$2,388
Less: Interest	(414)
Present Value of Operating Lease Liabilities	$1,974
For leases entered into or reassessed after the adoption of the new standard, the Company has elected the practical expedient allowed by the standard to account for all fixed consideration in a lease as a single lease component. Therefore, the lease payments used to measure the lease liability for these leases include fixed minimum rentals along with fixed operating costs such as common area maintenance and utilities.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
As of January 30, 2021, the Company had additional operating lease commitments that have not yet commenced of approximately $189 million.
The following table provides the weighted-average remaining lease term and discount rate for operating leases with lease liabilities as of January 30, 2021 and February 1, 2020:
	January 30, 2021	February 1, 2020
Weighted Average Remaining Lease Term (years)	6.1	7.4
Weighted Average Discount Rate	5.9%	6.2%
During 2020 and 2019, the Company paid $348 million and $511 million, respectively, for operating lease liabilities recorded on the balance sheet. These payments are included within the Operating Activities section of the Combined Statements of Cash Flows.
During 2020, the Company reduced its lease assets by $32 million as a result of permanent store closures due to the fleet rationalization and lease term reductions that also reduced its operating lease obligations. During 2019, the Company obtained $114 million of additional lease assets as a result of new operating lease obligations.
Victoria’s Secret Hong Kong
In 2020, the Company closed its unprofitable Victoria’s Secret flagship store in Hong Kong. As a result of the store closure, the Company recognized a non-cash pre-tax gain of $39 million, primarily due to terminating the store lease and the related write-off of the operating lease liability in excess of the operating lease asset, which was partially impaired in 2019. This gain is included in Costs of Goods Sold, Buying and Occupancy in the 2020 Combined Statement of Loss. The Company also recorded $3 million of severance and related costs associated with the closure, which are included in General, Administrative and Store Operating Expenses in the 2020 Combined Statement of Loss.
Asset Retirement Obligations
The Company has asset retirement obligations related to certain company-operated international stores that contractually obligate the Company to remove leasehold improvements at the end of a lease. The Company’s liabilities for asset retirement obligations totaled $11 million and $22 million as of January 30, 2021 and February 1, 2020, respectively. These liabilities are included in Other Long-term Liabilities on the Combined Balance Sheets.
Disclosures for 2018
The following table provides rent expense, as presented under the prior accounting standard, for 2018:
2018
(in millions)
Store Rent:
Fixed Minimum	$473
Contingent	36
Total Store Rent	509
Office, Equipment and Other	39
Total Rent Expense	$548
9. Goodwill and Trade Name
Goodwill
The Company previously recorded goodwill related to its North America and Greater China reporting units resulting from business combinations and acquisitions.
In 2019, as of the end of L Brands’ third quarter (November 2, 2019), the Company performed a quantitative interim impairment assessment over the North America and Greater China reporting units. An interim

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
assessment was performed in consideration of the negative performance of these reporting units and their impact on the sustained decline in the L Brands’ market capitalization. Further, for the Greater China reporting unit, the Company considered the results of the long-lived store asset impairment assessment.
The interim assessment concluded that the fair value of the North America reporting unit, which was based on a weighted average of the income and market approaches, exceeded its carrying value. However, the fair value of the Greater China reporting unit, which was based on the income approach, did not exceed its carrying value. Accordingly, the Company recognized a goodwill impairment charge of $30 million in 2019 related to the Greater China reporting unit. This charge is included in Impairment of Goodwill in the 2019 Combined Statement of Loss.
As of the end of 2019, the Company completed its annual goodwill impairment assessment over the North America reporting unit. As a result of continued declines in business performance during the Holiday season and increased risk, volatility and uncertainty related to the North America reporting unit, the estimated fair value of the reporting unit decreased as compared to the interim assessment.
As such, the annual assessment concluded that the fair value of the North America reporting unit did not exceed its carrying value. Accordingly, the Company recognized a goodwill impairment charge of $690 million related to the North America reporting unit. This charge is included in Impairment of Goodwill in the 2019 Combined Statement of Loss.
The Company estimated the fair value of the North America reporting unit as of the end of 2019 using a market approach. The market approach is based on earnings multiples of selected guideline public companies, while the income approach is based on estimated discounted future cash flows. The approaches, which are determined using Level 3 inputs within the fair value hierarchy, incorporated a number of significant assumptions and judgments, including, but not limited to, estimated future cash flows, multiples of earnings of similar public companies, discount rates, income tax rates, terminal growth rates and an implied control premium relative to the L Brands’ market capitalization.
Trade Name
The Victoria’s Secret trade name, an indefinite lived intangible asset, was $246 million as of January 30, 2021 and February 1, 2020, respectively.
As of the end of 2020 and 2019, the Company performed its annual impairment assessment of the Victoria’s Secret trade name. At the end of L Brands’ third quarter in 2019, the Company also performed an interim assessment. To estimate the fair value of the trade name, the Company used the relief from royalty method under the income approach. The assessments concluded that the fair value of the trade name was in excess of its carrying value.
10. Accrued Expenses and Other
The following table provides additional information about the composition of Accrued Expenses and Other as of January 30, 2021 and February 1, 2020:
	January 30, 2021	February 1, 2020
	(in millions)
Deferred Revenue on Gift Cards	$178	$169
Compensation, Payroll Taxes and Benefits	173	121
Supplemental Retirement Plan	66	—
Taxes, Other than Income	45	42
Accrued Marketing	44	23
Deferred Revenue on Loyalty and Private Label Credit Card	38	58
Deferred Revenue on Direct Shipments not yet Delivered	30	11
Returns Reserve	26	22
Rent	22	13
Accrued Claims on Self-insured Activities	17	22
Other	137	133
Total Accrued Expenses and Other	$776	$614

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
11. Income Taxes
For purposes of our combined financial statements, income taxes have been calculated as if we file income tax returns for the Company on a standalone basis. The Company’s U.S. operations and certain of its non-U.S. operations historically have been included in the income tax returns of L Brands or its subsidiaries that may not be part of the Company. The Company believes the assumptions supporting its allocation and presentation of income taxes on a separate return basis are reasonable. However, the Company’s tax results, as presented in the combined financial statements, may not be reflective of the results that the Company expects to generate in the future.
Current income tax expense represents the amounts expected to be reported on the Company’s income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are recorded as appropriate to reduce deferred tax assets to the amount considered likely to be realized.
The following table provides the components of the Company’s provision (benefit) for income taxes for 2020, 2019 and 2018:
	2020	2019	2018
	(in millions)
Current:
U.S. Federal	$7	$15	$144
U.S. State	16	(6)	20
Non-U.S.	7	19	11
Total	30	28	175
Deferred:
U.S. Federal	(68)	(10)	(27)
U.S. State	(14)	(1)	(7)
Non-U.S.	18	(19)	(1)
Total	(64)	(30)	(35)
Provision (Benefit) for Income Taxes	$(34)	$(2)	$140
The non-U.S. component of pre-tax income, arising principally from overseas operations, was income of $11 million, loss of $241 million and income of $7 million for 2020, 2019 and 2018, respectively.
The following table provides the reconciliation between the statutory federal income tax rate and the effective tax rate for 2020, 2019 and 2018:
	2020	2019	2018
Federal Income Tax Rate	21.0%	21.0%	21.0%
Restructuring of Foreign Investments	23.3%	—%	—%
Uncertain Tax Positions	19.3%	2.4%	(0.1)%
Impact of Non-U.S. Operations	(16.6)%	(1.9)%	4.8%
State Income Taxes, Net of Federal Income Tax Effect	(5.8)%	(0.6)%	5.8%
Share-Based Compensation	(4.0)%	(0.9)%	1.3%
U.S. Permanent Items	(2.8)%	(0.1)%	(0.1)%
Change in Valuation Allowance	(2.6)%	(3.6)%	3.1%
Impairment of Goodwill	—%	(16.3)%	—%
Other Items, Net	0.1%	0.2%	(0.1)%
Effective Tax Rate	31.9%	0.2%	35.7%

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Deferred Taxes
The following table provides the effect of temporary differences that cause deferred income taxes as of January 30, 2021 and February 1, 2020. Deferred tax assets and liabilities represent the future effects on income taxes resulting from temporary differences and carryforwards at the end of the respective year.
	January 30, 2021			February 1, 2020
	Assets	Liabilities	Total	Assets	Liabilities	Total
	(in millions)
Loss Carryforwards	$346	$—	$346	$83	$—	$83
Non-qualified Retirement Plan	—	—	—	1	—	1
Leases	426	(365)	61	512	(482)	30
Share-based Compensation	29	—	29	47	—	47
Deferred Revenue	7	—	7	14	—	14
Property and Equipment	—	(106)	(106)	—	(144)	(144)
Trade Name and Other Intangibles	—	(64)	(64)	—	(63)	(63)
Other, Net	72	(28)	44	86	(27)	59
Valuation Allowance	(316)	—	(316)	(91)	—	(91)
Total Deferred Income Taxes	$564	$(563)	$1	$652	$(716)	$(64)
As of January 30, 2021, the Company had loss carryforwards of $346 million, of which $275 million has an indefinite carryforward. The remainder of the U.S. and non-U.S. carryforwards, if unused, will expire at various dates from 2025 through 2040 and 2021 through 2025, respectively. For certain jurisdictions where the Company has determined that it is more likely than not that the loss carryforwards will not be realized, a valuation allowance has been provided on those loss carryforwards as well as other net deferred tax assets.
As described above, we have prepared our income taxes on a standalone tax basis, and as a result, certain loss carryforwards may not be available for our use in future periods as they may have already been used in L Brands consolidated or combined tax return filings or they may be retained by L Brands upon our separation.
The Company would have paid $59 million in 2020, $115 million in 2019 and $246 million in 2018 had it filed its own separate return in those years.
Uncertain Tax Positions
The following table summarizes the activity related to the Company’s unrecognized tax benefits for U.S. federal, state and non-U.S. tax jurisdictions for 2020, 2019 and 2018, without interest and penalties:
	2020	2019	2018
	(in millions)
Gross Unrecognized Tax Benefits, as of the Beginning of the Fiscal Year	$41	$78	$45
Increases to Unrecognized Tax Benefits for Prior Years	—	2	35
Decreases to Unrecognized Tax Benefits for Prior Years	(16)	(20)	(20)
Increases to Unrecognized Tax Benefits as a Result of Current Year Activity	105	1	24
Decreases to Unrecognized Tax Benefits Relating to Settlements with Taxing Authorities	—	(15)	—
Decreases to Unrecognized Tax Benefits as a Result of a Lapse of the Applicable Statute of Limitations	(4)	(5)	(6)
Gross Unrecognized Tax Benefits, as of the End of the Fiscal Year	$126	$41	$78
Of the total gross unrecognized tax benefits, approximately $121 million, $38 million and $73 million, at January 30, 2021, February 1, 2020 and February 2, 2019, respectively, represent the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. These amounts are net of the offsetting tax effects from other tax jurisdictions.
Of the total unrecognized tax benefits, it is reasonably possible that $120 million could change in the next 12 months due to audit settlements, expiration of statute of limitations or other resolution of uncertainties. Due to the uncertain and complex application of tax regulations, it is possible that the ultimate resolution of audits may

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
result in amounts which could be different from this estimate. In such case, the Company will record additional tax expense or tax benefit in the period in which such matters are effectively settled.
The Company recognizes interest and penalties related to unrecognized tax benefits as components of income tax expense. The Company recognized an income tax benefit from interest and penalties of $2 million, $1 million and $1 million in 2020, 2019 and 2018, respectively. The Company has accrued $6 million and $8 million for the payment of interest and penalties as of January 30, 2021 and February 1, 2020, respectively. Accrued interest and penalties are included within Other Long-term Liabilities on the Combined Balance Sheets.
The Company is part of the L Brands consolidated U.S. federal income tax return, as well as separate and combined L Brands income tax returns in various state and international jurisdictions. L Brands is a participant in the Compliance Assurance Process (“CAP”), which is a program made available by the Internal Revenue Service (“IRS”) to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax return. The IRS is currently examining L Brands’ 2019 consolidated U.S. federal income tax return.
The Company is also subject to various state and local income tax examinations for the years 2015 to 2019. Finally, the Company is subject to multiple non-U.S. tax jurisdiction examinations for the years 2016 to 2019. In some situations, the Company determines that it does not have a filing requirement in a particular tax jurisdiction. Where no return has been filed, no statute of limitations applies. Accordingly, if a tax jurisdiction reaches a conclusion that a filing requirement does exist, additional years may be reviewed by the tax authority. The Company believes it has appropriately accounted for uncertainties related to this issue.
12. Borrowing Facilities
Certain of the Company’s China subsidiaries utilize revolving and term loan bank facilities to support their operations (“Foreign Facilities”). The Foreign Facilities allow borrowings in U.S. dollars and Chinese Yuan, and interest rates on outstanding borrowings are based upon the applicable benchmark rate for the currency of each borrowing.
The Company has Secured Foreign Facilities which allow for borrowings and letters of credit up to $30 million as of January 30, 2021. The Company borrowed $21 million, $117 million and $107 million under the Secured Foreign Facilities during 2020, 2019 and 2018, respectively. Additionally, the Company made payments of $126 million, $103 million and $17 million under the Secured Foreign Facilities during 2020, 2019 and 2018, respectively. As of January 30, 2021, there were no borrowings outstanding under the Secured Foreign Facilities.
The Company borrowed $13 million, $50 million and $65 million under unsecured Foreign Facilities during 2020, 2019 and 2018, respectively. Additionally, the Company made payments of $63 million, $59 million and $92 million under these unsecured Foreign Facilities during 2020, 2019 and 2018, respectively. During 2020, with no borrowings outstanding, the Company terminated its unsecured Foreign Facilities.
13. Comprehensive Income (Loss)
Comprehensive Income (Loss) includes gains and losses on foreign currency translation and derivative instruments. The cumulative gains and losses on these items are included in Accumulated Other Comprehensive Income (Loss) on the Combined Balance Sheets and Combined Statements of Equity.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The following table provides the rollforward of accumulated other comprehensive income (loss) for 2020:
	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
	(in millions)
Balance as of February 1, 2020	$(29)	$—	$(29)
Other Comprehensive Loss Before Reclassifications	(3)	(1)	(4)
Amounts Reclassified from Accumulated Other Comprehensive Income	36	1	37
Tax Effect	—	—	—
Current-period Other Comprehensive Income	33	—	33
Balance as of January 30, 2021	$4	$—	$4
As a result of the transition to a joint venture business model in the U.K. and the substantially complete liquidation of the Company’s investment in the U.K., the Company reclassified $36 million of accumulated foreign currency translation adjustments out of accumulated other comprehensive income (loss) and into earnings. For additional information, see Note 5, “Restructuring Activities.”
The following table provides the rollforward of accumulated other comprehensive income (loss) for 2019:
	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
	(in millions)
Balance as of February 2, 2019	$(23)	$2	$(21)
Other Comprehensive Income (Loss) Before Reclassifications	(6)	1	(5)
Amounts Reclassified from Accumulated Other Comprehensive Income	—	(3)	(3)
Tax Effect	—	—	—
Current-period Other Comprehensive Loss	(6)	(2)	(8)
Balance as of February 1, 2020	$(29)	$—	$(29)
14. Share-based Compensation
In 2020, L Brands’ shareholders approved the 2020 Stock Option and Performance Incentive Plan (the “2020 Plan”). The 2020 Plan replaced the 2015 Stock Option and Performance Incentive Plan (together with the 2020 Plan, the “Plans”). Certain Company employees were granted share-based awards to participate in the Plans. The Plans provide for the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance-based restricted stock, performance units and unrestricted shares.
The following disclosures of share-based compensation expense recognized by the Company are based on grants related directly to Company employees, and exclude amounts related to the allocation of L Brands’ corporate and shared employee share-based compensation expenses. The amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as a standalone company for the periods presented.
Income Statement Impact
The following table provides share-based compensation expense included in the Combined Statements of Income (Loss) for 2020, 2019 and 2018:
	2020	2019	2018
	(in millions)
Costs of Goods Sold, Buying and Occupancy	$9	$15	$15
General, Administrative and Store Operating Expenses	16	23	24
Total Share-based Compensation Expense	$25	$38	$39

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The tax benefits associated with recognized share-based compensation expense were $6 million for 2020, $8 million for 2019 and $9 million for 2018.
Restricted Stock
Restricted stock generally vests (the restrictions lapse) at the end of a three-year period or on a graded basis over a five-year period. The fair value of restricted stock awards is based on the market value of an unrestricted share of L Brands common stock on the date of grant adjusted for anticipated dividend yields.
The following table provides L Brands’ restricted stock activity for Company employees for the fiscal year ended January 30, 2021:
	Number of Shares	Weighted Average Grant Date Fair Value
	(in thousands)
Unvested as of February 1, 2020	4,022	$30.75
Employee Transfers, Net	644	31.02
Granted	205	27.33
Vested	(1,043)	42.22
Cancelled	(784)	26.47
Unvested as of January 30, 2021	3,044	$27.75
As of January 30, 2021, there was $18 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.8 years.
The total intrinsic value of restricted stock outstanding as of January 30, 2021 was $124 million.
Stock Options
Stock options are granted with an exercise price equal to the fair market value of L Brands common stock on the date of grant. Stock options have a maximum term of 10 years and generally vest ratably over three to five years. The fair value of stock options granted are determined using the Black-Scholes option-pricing model. The determination of the fair value of options is affected by the L Brands’ stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the L Brands’ expected stock price volatility over the term of the awards and projected employee stock option exercise behaviors. L Brands’ stock option activity, including stock options granted, exercised or cancelled, for Company employees for the fiscal year ended January 30, 2021 was not significant.
As of January 30, 2021, there was less than $1 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock options. As of January 30, 2021, there were 1.8 million outstanding stock options, the majority of which were fully vested, with a total intrinsic value of $2 million.
15. Retirement Benefits
Certain Company employees who meet certain age and service requirements participate in a tax-qualified defined contribution retirement plan sponsored by L Brands. The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Internal Revenue Code. L Brands matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates’ eligible annual compensation and years of service. Associate contributions and L Brands matching contributions vest immediately. Additional L Brands contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the qualified plan was $38 million, $43 million and $40 million in 2020, 2019 and 2018, respectively.
Certain Company employees participate in a non-qualified supplemental retirement plan sponsored by L Brands. The non-qualified plan is an unfunded plan which provides benefits beyond the Internal Revenue Code limits for qualified defined contribution plans. On June 27, 2020 (the “Termination Date”), the Human Capital and Compensation Committee of the L Brands’ Board of Directors authorized the termination of the

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
non-qualified plan. Subsequent to the Termination Date, no additional employee contributions may be made to the non-qualified plan. The remaining benefits and obligations are expected to be paid out in full approximately one year following the Termination Date. Accordingly, the liability of $66 million related to the non-qualified plan is included within Accrued Expenses and Other on the January 30, 2021 Combined Balance Sheet. The Company recorded a liability of $62 million as of February 1, 2020 related to the non-qualified plan in Other Long-term Liabilities on the Combined Balance Sheets. Total expense recognized related to the non-qualified plan was $4 million in 2020 and $8 million for both 2019 and 2018.
16. Commitments and Contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance and other matters arising out of the normal course of business. Actions filed against the Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.
17. Subsequent Events
The Company evaluated subsequent events for matters that may require disclosure in these combined financial statements through April 16, 2021. Other than as already disclosed, there have been no events that have occurred that would require disclosure in the combined financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED BALANCE SHEETS
(in millions)
	May 1, 2021	January 30, 2021	May 2, 2020
	(Unaudited)		(Unaudited)
ASSETS
Current Assets:
Cash and Cash Equivalents	$332	$335	$169
Accounts Receivable, Net	111	121	114
Due from Related Parties	2	—	2
Inventories	761	701	975
Prepaid Expenses	39	26	22
Other	54	56	74
Total Current Assets	1,299	1,239	1,356
Property and Equipment, Net	1,036	1,078	1,260
Operating Lease Assets	1,602	1,590	2,044
Trade Name	246	246	246
Deferred Income Taxes	13	20	29
Other Assets	51	56	74
Total Assets	$4,247	$4,229	$5,009

LIABILITIES AND EQUITY
Current Liabilities:
Accounts Payable	$366	$338	$391
Accrued Expenses and Other	688	776	492
Current Debt	—	—	18
Current Operating Lease Liabilities	356	421	424
Income Taxes Payable	29	15	35
Due to Related Parties	5	6	2
Total Current Liabilities	1,444	1,556	1,362
Deferred Income Taxes	45	19	16
Long-term Debt	—	—	89
Long-term Debt due to Related Party	97	97	—
Long-term Operating Lease Liabilities	1,541	1,553	2,057
Other Long-term Liabilities	113	113	162
Total Liabilities	3,240	3,338	3,686
Equity
Noncontrolling Interest	—	—	3
Accumulated Other Comprehensive Income (Loss)	7	4	(31)
Net Investment by L Brands, Inc.	1,000	887	1,351
Total Equity	1,007	891	1,323
Total Liabilities and Equity	$4,247	$4,229	$5,009

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF INCOME (LOSS)
(in millions)
(Unaudited)
	First Quarter
	2021	2020
Net Sales	$1,554	$894
Costs of Goods Sold, Buying and Occupancy	(882)	(873)
Gross Profit	672	21
General, Administrative and Store Operating Expenses	(446)	(394)
Operating Income (Loss)	226	(373)
Interest Expense	(1)	(2)
Other Income (Loss)	—	(2)
Income (Loss) Before Income Taxes	225	(377)
Provision (Benefit) for Income Taxes	51	(78)
Net Income (Loss)	$174	$(299)
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)
(Unaudited)
	First Quarter
	2021	2020
Net Income (Loss)	$174	$(299)
Other Comprehensive Income (Loss), Net of Tax:
Foreign Currency Translation	4	(5)
Unrealized Gain (Loss) on Cash Flow Hedges	(1)	3
Total Other Comprehensive Income (Loss), Net of Tax	$3	$(2)
Total Comprehensive Income (Loss)	$177	$(301)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF CASH FLOWS
(in millions)
(Unaudited)
	First Quarter
	2021	2020
Operating Activities
Net Income (Loss)	$174	$(299)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used for) Operating Activities:
Depreciation of Long-lived Assets	80	90
Asset Impairment Charges	—	97
Share-based Compensation Expense	7	9
Deferred Income Taxes	34	(78)
Changes in Assets and Liabilities:
Accounts Receivable	10	43
Inventories	(60)	(120)
Accounts Payable, Accrued Expenses and Other	(97)	(115)
Income Taxes Payable	14	3
Other Assets and Liabilities	(60)	70
Net Cash Provided by (Used for) Operating Activities	102	(300)
Investing Activities
Capital Expenditures	(19)	(27)
Other Investing Activities	—	(1)
Net Cash Used for Investing Activities	(19)	(28)
Financing Activities
Borrowings from Foreign Facilities	—	23
Repayments of Foreign Facilities	—	(69)
Net Transfers from (to) L Brands, Inc.	(88)	300
Net Cash Provided by (Used for) Financing Activities	(88)	254
Effects of Exchange Rate Changes on Cash and Cash Equivalents	2	(2)
Net Decrease in Cash and Cash Equivalents	(3)	(76)
Cash and Cash Equivalents, Beginning of the Period	335	245
Cash and Cash Equivalents, End of Period	$332	$169

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
COMBINED STATEMENTS OF EQUITY
(in millions)
(Unaudited)
First Quarter 2021
	Net Investment by L Brands, Inc.	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance, January 30, 2021	$887	$4	$—	$891
Net Income	174	—	—	174
Other Comprehensive Income	—	3	—	3
Total Comprehensive Income	174	3	—	177
Net Transfers to L Brands, Inc.	(61)	—	—	(61)
Balance, May 1, 2021	$1,000	$7	$—	$1,007
First Quarter 2020
	Net Investment by L Brands, Inc.	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity
Balance, February 1, 2020	$1,341	$(29)	$2	$1,314
Net Loss	(299)	—	—	(299)
Other Comprehensive Loss	—	(2)	—	(2)
Total Comprehensive Loss	(299)	(2)	—	(301)
Net Transfers from L Brands, Inc.	309	—	—	309
Other	—	—	1	1
Balance, May 2, 2020	$1,351	$(31)	$3	$1,323

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
VICTORIA’S SECRET BUSINESS OF L BRANDS, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
(Unaudited)
1. Background, Description of Business and Summary of Significant Accounting Policies
The Separation
L Brands, Inc. (“L Brands” or the “Parent”) operates the Bath & Body Works, Victoria’s Secret and PINK retail brands in the highly competitive specialty retail business. On May 11, 2021, L Brands announced that its Board of Directors unanimously approved a plan to separate L Brands into two independent, public companies: Bath & Body Works and Victoria’s Secret, including PINK. L Brands expects to create these companies through a tax-free spin-off of Victoria’s Secret to L Brands’ shareholders. The spin-off is expected to be effected through a pro-rata distribution to L Brands shareholders of common stock of a newly formed entity holding certain assets and liabilities comprising the Victoria’s Secret business. The spin-off will create Victoria’s Secret & Co. (the “Company”), a separate, independent, publicly traded company. The spin-off is expected to be completed in August 2021, subject to certain customary market, regulatory and other conditions.
Description of Business
The Company is a specialty retailer of women’s intimate and other apparel and beauty products marketed under the Victoria’s Secret and PINK brand names. The Company operates more than 925 Victoria’s Secret and PINK stores in the U.S., Canada and Greater China as well as online at www.VictoriasSecret.com and www.PINK.com and other online channels worldwide. Additionally, Victoria’s Secret and PINK have more than 455 stores in more than 70 countries operating under franchise, license and wholesale arrangements. The Company also includes the Victoria’s Secret and PINK merchandise sourcing and production function serving the Company and its international partners.
The Company manages and evaluates its business activities based on geography and, as a result, determined that its Victoria’s Secret North America and Victoria’s Secret International businesses are its operating segments. The North America and International operating segments both sell women’s intimate and other apparel and beauty products under the Victoria’s Secret and PINK brand names and serve customers through stores and online channels. The operating segments share similar economic and other qualitative characteristics, and therefore the results are aggregated into one reportable segment.
Basis of Presentation
The combined financial statements have been derived from the consolidated financial statements and accounting records of L Brands and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.
Intracompany transactions have been eliminated. Transactions between the Company and L Brands have been included in these combined financial statements. For those transactions between the Company and L Brands that have been historically settled in cash, the Company has reflected such balances in the Combined Balance Sheets as Due from Related Parties or Due to Related Parties. The aggregate net effect of transactions between the Company and related parties that have been historically settled other than in cash are reflected in the Combined Balance Sheets as Net Investment by L Brands, Inc. and in the Combined Statements of Cash Flows as Net Transfers from (to) L Brands, Inc. For additional information, see Note 2, “Transactions with Related Parties.”
The Combined Balance Sheets include certain L Brands’ assets and liabilities that are specifically identifiable or otherwise attributable to the Company. L Brands’ third-party long-term notes payable and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt. Except for Long-term Debt due to Related Party, the debt reflected in the Combined Balance Sheets relate to third-party borrowings specifically attributable to, and legal obligations of, the Company.
L Brands utilizes a centralized approach to cash management and financing its operations. The Cash and Cash Equivalents held by L Brands at the corporate level are not specifically identifiable to the Company and, therefore, have not been reflected in the Company’s Combined Balance Sheets. Cash transfers between L Brands

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
and the Company are accounted for through Net Investment by L Brands, Inc. Cash and Cash Equivalents in the Combined Balance Sheets represent cash and cash equivalents held by the Company at period-end prior to any potential transfer to the centralized cash management pool of L Brands.
The Combined Statements of Income (Loss) include costs for certain functions, including information technology, human resources and store design and construction, that historically were provided and administered on a centralized basis by L Brands. Starting in the third quarter of 2020, as part of the steps to prepare Victoria’s Secret to operate as a separate standalone company, these functions were transitioned to the business and are now operated and administered as part of Victoria’s Secret. For additional information, see Note 4, “Restructuring Activities.” Costs applicable to the Company related to these functions are included in the Combined Statements of Income (Loss) for all periods presented. Prior to the transition of these functions, these costs were directly charged to the Company by L Brands.
In addition, for purposes of preparing these combined financial statements on a “carve-out” basis, a portion of L Brands’ corporate expenses have been allocated to the Company. These expense allocations include the cost of corporate functions and resources that continue to be provided by, or administered by, L Brands including, but not limited to, executive management and other corporate and governance functions, such as corporate finance, internal audit, tax and treasury. The related employee payroll and benefit costs associated with such functions, such as share-based compensation, are included in the expense allocations. Corporate expenses of $19 million in the first quarter of 2021 and $20 million in the first quarter of 2020 were allocated and included within General, Administrative and Store Operating Expenses in the Combined Statements of Income (Loss).
Costs were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net sales. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic or capital decisions. Going forward, the Company may perform these functions using its own resources or outsourced services. For a period following the planned separation, however, some of these functions may continue to be provided by L Brands under a transition services agreement, and the Company may provide some services to L Brands under a transition services agreement. The Company may also enter into certain commercial arrangements with L Brands in connection with the planned separation.
During the periods presented in these Combined Financial Statements, the Company’s income tax expense (benefit) and deferred tax balances have been included in the L Brands’ income tax returns. Income tax expense (benefit) and deferred tax balances contained in the Combined Financial Statements are presented on a separate return basis, as if the Company had filed its own income tax returns. As a result, actual tax transactions included in the consolidated financial statements of L Brands may or may not be included in the Combined Financial Statements of the Company. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements of the Company may or may not be reflected in the consolidated financial statements and income tax returns of L Brands. The taxes recorded in the Combined Statements of Income (Loss) are not necessarily representative of the taxes that may arise in the future if the Company files its income tax returns independent from L Brands’ returns.
Fiscal Year
The Company’s fiscal year ends on the Saturday nearest to January 31. As used herein, “first quarter of 2021” and “first quarter of 2020” refer to the thirteen-week periods ended May 1, 2021 and May 2, 2020, respectively.
Interim Financial Statements
The Combined Financial Statements as of and for the periods ended May 1, 2021 and May 2, 2020 are unaudited. These Combined Financial Statements should be read in conjunction with the audited Combined Financial Statements and Notes thereto for the fiscal years ended January 30, 2021, February 1, 2020 and February 2, 2019.
In the opinion of management, the accompanying Combined Financial Statements reflect all adjustments, which are of a normal recurring nature and necessary for a fair presentation of the results for the interim periods.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Due to the seasonal variations in the retail industry, the results of operations for the interim period is not necessarily indicative of the results expected for the full fiscal year.
Impacts of COVID-19
The coronavirus pandemic (“COVID-19”) has created significant public health concerns as well as economic disruption, uncertainty and volatility. The Company’s operations and financial performance have been materially impacted by the COVID-19 pandemic. In the first quarter of 2020, all of the Company’s stores in North America were closed on March 17, 2020 and almost all remained closed throughout the remainder of the first quarter of 2020. Operations for the direct business were temporarily suspended for approximately one week in late March 2020.
The Company has adopted new operating models focused on providing a safe environment for its customers and associates, while also delivering an engaging shopping experience. The Company remains focused on the safe operations of its distribution, fulfillment and call centers while maximizing its direct business. Government stimulus payments and the relaxation of pandemic-related restrictions have positively impacted demand for the Company’s products during the first quarter of 2021. There remains the potential for COVID-related risks of closure or operating restrictions should the pandemic persist or worsen, which could materially impact the Company’s operations and financial performance in future periods.
Concentration of Credit Risk
The Company maintains cash and cash equivalents and derivative contracts with various major financial institutions. L Brands, on behalf of the Company, monitors the relative credit standing of financial institutions with whom the Company transacts and limits the amount of credit exposure with any one entity.
The Company also periodically reviews the relative credit standing of franchise, license and wholesale partners and other entities to which the Company grants credit terms in the normal course of business. The Company determines the required allowance for expected credit losses using information such as customer credit history and financial condition. Amounts are recorded to the allowance when it is determined that expected credit losses may occur.
Equity Method Investments
The Company accounts for investments in unconsolidated entities where it exercises significant influence, but does not have control, using the equity method. Under the equity method of accounting, the Company recognizes its share of the investee’s net income or loss. Losses are only recognized to the extent the Company has positive carrying value related to the investee. Carrying values are only reduced below zero if the Company has an obligation to provide funding to the investee. The Company’s share of net income or loss of unconsolidated entities from which the Company purchases merchandise or merchandise components is included in Costs of Goods Sold, Buying and Occupancy in the Combined Statements of Income (Loss). The Company’s share of net income or loss from its investment in the Victoria’s Secret U.K. joint venture is included in General, Administrative and Store Operating Expenses in the Combined Statements of Income (Loss). The Company’s equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value. The carrying values of equity method investments were $32 million as of May 1, 2021, $35 million January 30, 2021 and $36 million as of May 2, 2020. These investments are recorded in Other Assets on the Combined Balance Sheets.
Net Investment by L Brands, Inc.
Net investment by L Brands, Inc. in the Combined Balance Sheets is presented in lieu of shareholders’ equity and represents L Brands’ historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from L Brands. All transactions reflected in Net Investment by L Brands, Inc. in the accompanying Combined Balance Sheets have been considered as financing activities for purposes of the Combined Statements of Cash Flows.
For additional information, see Basis of Presentation above and Note 2, “Transactions with Related Parties.”
Derivative Financial Instruments
The Company uses derivative financial instruments to manage exposure to foreign currency exchange rates. The Company does not use derivative instruments for trading purposes. All derivative instruments are recorded on the Combined Balance Sheets at fair value.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
The earnings of the Company’s foreign operations are subject to exchange rate risk as substantially all the merchandise is sourced through U.S. dollar transactions. The Company uses foreign currency forward contracts designated as cash flow hedges to mitigate this foreign currency exposure for its Canadian operations. Amounts are reclassified from accumulated other comprehensive income (loss) upon sale of the hedged merchandise to the customer. These gains and losses are recognized in Costs of Goods Sold, Buying and Occupancy in the Combined Statements of Income (Loss). The fair value of designated cash flow hedges is not significant for any period presented.
The Company does not enter into any derivative contracts. However, L Brands, Inc., through its centralized treasury function, currently enters into derivative financial instruments with external counterparties to hedge certain foreign currency transactions with exposure to the Canadian dollar. The Company enters into offsetting internal contracts with L Brands, Inc. The maturities of the internal contracts range from one to eighteen months.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates, and the Company revises its estimates and assumptions as new information becomes available.
Recently Issued Accounting Pronouncements
The Company did not adopt any new accounting standards during the first quarter of 2021 that had a material impact on the Company’s combined results of operations, financial position or cash flows. In addition, there are no new accounting standards not yet adopted that are expected to have a material impact on the Company’s combined results of operations, financial position or cash flows.
2. Transactions with Related Parties
The combined financial statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of L Brands. The following discussion summarizes activity between the Company and L Brands.
Allocation of General Corporate Expenses
For purposes of preparing these combined financial statements on a “carve-out” basis, we have allocated a portion of L Brands’ total corporate expenses to the Company. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a “carve-out” basis.
Due from and Due to Related Parties
Balances between the Company and L Brands, Inc. or its affiliates that are derived from transactions that have been historically cash settled are reflected in the Combined Balance Sheet as Due from and Due to Related Parties. Balances between the Company and L Brands, Inc. or its affiliates derived from transactions that have been historically settled other than in cash are included in Net Investment by L Brands, Inc. within Equity on the Combined Balance Sheets.
Long-term Debt due to Related Party
During 2020, the Company borrowed $97 million from L Brands to pay down outstanding debt with external parties. This borrowing is due in September 2025 and has a variable interest rate based on the China Loan Prime Rate, which was 3.85% as of May 1, 2021. The Company recognized $1 million of interest expense in the first quarter of 2021 related to this borrowing.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
Net Transfers From (to) L Brands, Inc.
The following table presents the components of Net Transfers from (to) L Brands, Inc. in the first quarter of 2021 and 2020 Combined Statements of Equity:
	First Quarter
	2021	2020
	(in millions)
Cash Pooling and General Financing Activities, Net	$(108)	$274
Long-lived Assets(a)	20	—
Corporate Expense Allocations	19	20
Share-based Compensation Expense	7	9
Assumed Income Tax Payments	1	6
Total Net Transfers from (to) L Brands, Inc.	$(61)	$309
(a)	Represents long-lived assets transferred to the Company from L Brands, Inc. as a result of asset allocation decisions made during the period.
Victoria’s Secret Guarantees
Certain Victoria’s Secret subsidiaries, along with other wholly-owned subsidiaries of L Brands, Inc., guarantee and pledge collateral to secure the L Brands’ asset-backed revolving credit facility (“ABL Facility”). The ABL Facility has aggregate commitments at $1 billion and has an expiration date in August 2024. As of May 1, 2021, there were no borrowings outstanding under the ABL Facility.
Certain Victoria’s Secret subsidiaries, along with other wholly-owned subsidiaries of L Brands, Inc., have also guaranteed L Brands’ obligations under certain of L Brands’ long-term notes. The guarantees are full and unconditional on a joint and several basis. The following table provides the outstanding principal balance for these notes as of May 1, 2021:
(in millions)
5.625% Fixed Interest Rate Notes due October 2023	$320
9.375% Fixed Interest Rate Notes due July 2025	500
6.694% Fixed Interest Rate Notes due January 2027	297
5.25% Fixed Interest Rate Notes due February 2028	500
7.50% Fixed Interest Rate Notes due June 2029	500
6.625% Fixed Interest Rate Notes due October 2030	1,000
6.875% Fixed Interest Rate Notes due November 2035	1,000
6.75% Fixed Interest Rate Notes due July 2036	700
Total	$4,817
The Company’s guarantees of obligations under L Brands’ long-term notes are expected to terminate concurrently with the separation of the Company from L Brands, subject to standard notice provisions to the trustee. The Company’s guarantees of obligations under the ABL Facility are also expected to terminate concurrently with the separation, subject to consent of the lenders.
L Brands, Inc. Guarantees
Lease Arrangements
L Brands, Inc. has provided guarantees related to certain of the Company’s store and office lease payments under the current terms of noncancelable leases expiring at various dates through 2037. These guarantees include minimum rent and additional payments covering taxes, common area costs and certain other expenses.
Foreign Facilities
Certain of the Company’s China subsidiaries utilize revolving and term loan bank facilities to support their operations (the “Foreign Facilities”). These facilities are guaranteed by L Brands, Inc. and certain of L Brands’

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
100% owned subsidiaries. As of May 1, 2021, there were no outstanding borrowings under the Foreign Facilities. L Brands, Inc. placed cash on deposit with certain financial institutions as collateral for the Foreign Facilities. The amount of collateral required was dependent upon the aggregate lending commitments and totaled $30 million as of May 1, 2021.
3. Revenue Recognition
Accounts receivable, net from revenue-generating activities were $74 million as of May 1, 2021, $74 million as of January 30, 2021, and $59 million as of and May 2, 2020. Accounts receivable primarily relate to amounts due from the Company’s franchise, license and wholesale partners. Under these arrangements, payment terms are typically 60 to 90 days.
The Company records deferred revenue when cash payments are received in advance of transfer of control of goods or services. Deferred revenue primarily relates to gift cards, loyalty and private label credit card programs and direct channel shipments, which are all impacted by seasonal and holiday-related sales patterns. The balance of deferred revenue was $230 million as of May 1, 2021, $256 million as of January 30, 2021 and $249 million as of and May 2, 2020. The Company recognized $85 million as revenue in the first quarter of 2021 from amounts recorded as deferred revenue at the beginning of the year. As of May 1, 2021, the Company recorded deferred revenues of $220 million within Accrued Expenses and Other, and $10 million within Other Long-term Liabilities on the Combined Balance Sheet.
The following table provides a disaggregation of Net Sales for the first quarter of 2021 and 2020:
	First Quarter
	2021	2020
	(in millions)
North America Stores	$933	$514
Direct	521	308
International (a)	100	72
Total Net Sales	$1,554	$894
(a)	Results include company-operated stores in the U.K. (pre-joint venture) and Greater China, and royalties associated with franchised store and wholesale sales.
The Company recognized Net Sales of $28 million and $25 million for the first quarter of 2021 and 2020, respectively, related to its U.S. private label credit card arrangement.
The Company’s international net sales include sales from company-operated stores, royalty revenue from franchise and license arrangements, wholesale revenues and direct sales shipped internationally. Certain of these sales are subject to the impact of fluctuations in foreign currency. The Company’s net sales outside of the U.S. totaled $163 million and $106 million for the first quarter of 2021 and 2020, respectively.
4. Restructuring Activities
During the second quarter of 2020, management of L Brands and the Company reduced home office head count as a result of completing a comprehensive review of the home office organizations in order to achieve meaningful reductions in overhead expenses and to decentralize significant shared functions and services to support the creation of standalone companies.
During the first quarter of 2021, the Company made payments of $6 million related to severance and related costs associated with these reductions. As of May 1, 2021, a liability of $9 million related to these reductions is included in Accrued Expenses and Other on the Combined Balance Sheet.
Victoria’s Secret U.K.
Due to challenging business results in the U.K., the Company entered into Administration in June 2020 to restructure store lease agreements and reduce operating losses in the U.K. business. In October 2020, the Company entered into a joint venture with Next PLC for the Victoria’s Secret business in the United Kingdom and Ireland. Under this agreement, the Company owns 49% of the joint venture, and Next owns 51% and is responsible for operations. The Company accounts for its investment in the joint venture under the equity method of accounting.

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
5. Inventories
The following table provides details of inventories as of May 1, 2021, January 30, 2021 and May 2, 2020:
	May 1, 2021	January 30, 2021	May 2, 2020
	(in millions)
Finished Goods Merchandise	$721	$663	$940
Raw Materials and Merchandise Components	40	38	35
Total Inventories	$761	$701	$975
6. Long-Lived Assets
The following table provides details of property and equipment, net as of May 1, 2021, January 30, 2021 and May 2, 2020:
	May 1, 2021	January 30, 2021	May 2, 2020
	(in millions)
Property and Equipment, at Cost	$3,774	$3,792	$4,267
Accumulated Depreciation and Amortization	(2,738)	(2,714)	(3,007)
Property and Equipment, Net	$1,036	$1,078	$1,260
Depreciation expense was $80 million and $90 million for the first quarter of 2021 and 2020, respectively.
During the first quarter of 2020, the Company recorded pre-tax store asset impairment charges of $97 million as a result of the Victoria’s Secret fleet rationalization executed during 2020 and the negative operating results of certain Victoria’s Secret stores. These impairment charges are included in Costs of Goods Sold, Buying and Occupancy in the 2020 Combined Statement of Loss.
7. Accrued Expenses and Other
The following table provides additional information about the composition of Accrued Expenses and Other as of May 1, 2021, January 30, 2021 and May 2, 2020:
	May 1, 2021	January 30, 2021	May 2, 2020
	(in millions)
Deferred Revenue on Gift Cards	$163	$178	$155
Compensation, Payroll Taxes and Benefits	104	173	58
Supplemental Retirement Plan	57	66	—
Taxes, Other than Income	45	45	31
Accrued Marketing	37	44	9
Deferred Revenue on Loyalty and Private Label Credit Card	35	38	41
Deferred Revenue on Direct Shipments not yet Delivered	22	30	41
Returns Reserve	21	26	33
Rent	64	22	11
Accrued Claims on Self-insured Activities	17	17	19
Other	123	137	94
Total Accrued Expenses and Other	$688	$776	$492
8. Income Taxes
For purposes of our combined financial statements, income taxes have been calculated as if we file income tax returns for the Company on a standalone basis. The Company’s U.S. operations and certain of its non-U.S. operations historically have been included in the income tax returns of L Brands or its subsidiaries that may not

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
be part of the Company. The Company believes the assumptions supporting its allocation and presentation of income taxes on a separate return basis are reasonable. However, the Company’s tax results, as presented in the combined financial statements, may not be reflective of the results that the Company expects to generate in the future.
For the first quarter of 2021, the Company calculated the provision for income taxes on the current estimate of the annual effective tax rate and adjusted as necessary for quarterly events. Due to the impacts of the COVID-19 pandemic, the income tax expense for the first quarter of 2020 was computed on a year-to-date effective tax rate.
For the first quarter of 2021, the Company’s effective tax rate was 22.5% compared to 20.8% in the first quarter of 2020. The first quarter of 2021 rate was lower than the Company’s combined estimated federal and state statutory rate primarily due to the recognition of excess tax benefits recorded through the income statement on share-based awards that vested in the quarter. In the first quarter of 2020, the Company recognized a benefit for income taxes of $78 million on a loss before income taxes of $377 million. The first quarter of 2020 rate was lower than the Company’s combined estimated federal and state statutory rate primarily due to losses related to certain foreign subsidiaries, which generate no tax benefit.
The Company would have paid $1 million and $6 million for the first quarter of 2021 and 2020, respectively, had it filed its own separate returns in those years.
9. Borrowing Facilities
Certain of the Company’s China subsidiaries utilize revolving and term loan bank facilities to support their operations. The Foreign Facilities allow borrowings in U.S. dollars and Chinese Yuan, and interest rates on outstanding borrowings are based upon the applicable benchmark rate for the currency of each borrowing. These facilities are guaranteed by the Company and certain of the Company’s 100% owned subsidiaries. As of May 1, 2021, the Foreign Facilities allow for borrowings and letters of credit up to $30 million, and there were no borrowings outstanding under the Foreign Facilities.
10. Comprehensive Income (Loss)
The following table provides the rollforward of accumulated other comprehensive income (loss) for the first quarter of 2021:
	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
	(in millions)
Balance as of January 30, 2021	$4	$—	$4
Other Comprehensive Income (Loss) Before Reclassifications	4	(1)	3
Tax Effect	—	—	—
Current-period Other Comprehensive Income (Loss)	4	(1)	3
Balance as of May 1, 2021	$8	$(1)	$7
The following table provides the rollforward of accumulated other comprehensive income (loss) for the first quarter of 2020:
	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
	(in millions)
Balance as of February 1, 2020	$(29)	$—	$(29)
Other Comprehensive Income (Loss) Before Reclassifications	(5)	4	(1)
Tax Effect	—	(1)	(1)
Current-period Other Comprehensive Income (Loss)	(5)	3	(2)
Balance as of May 2, 2020	$(34)	$3	$(31)

Confidential Treatment Requested by Victoria’s Secret & Co.
Pursuant to 17 C.F.R. Section 200.83
11. Retirement Benefits
Certain Company employees who meet certain age and service requirements participate in a tax-qualified defined contribution retirement plan sponsored by L Brands. The qualified plan permits participating associates to elect contributions up to the maximum limits allowable under the Internal Revenue Code. L Brands matches associate contributions according to a predetermined formula and contributes additional amounts based on a percentage of the associates’ eligible annual compensation and years of service. Associate contributions and L Brands matching contributions vest immediately. Additional L Brands contributions and the related investment earnings are subject to vesting based on years of service. Total expense recognized related to the qualified plan was not significant for any period presented.
Certain Company employees participate in a non-qualified supplemental retirement plan sponsored by L Brands. The non-qualified plan is an unfunded plan which provides benefits beyond the Internal Revenue Code limits for qualified defined contribution plans. On June 27, 2020 (the “Termination Date”), the Human Capital and Compensation Committee of the L Brands’ Board of Directors authorized the termination of the non-qualified plan. Subsequent to the Termination Date, no additional employee contributions may be made to the non-qualified plan. The remaining benefits and obligations are expected to be paid out in full approximately one year following the Termination Date. Accordingly, the Company recorded a liability of $57 million as of May 1, 2021 and $66 million as of January 30, 2021 within Accrued Expenses and Other on the Combined Balance Sheets. The Company recorded a liability of $59 million as of May 2, 2020 related to the non-qualified plan in Other Long-term Liabilities on the Combined Balance Sheets. Total expense recognized related to the non-qualified plan was not significant for any period presented.
12. Commitments and Contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes, insurance and other matters arising out of the normal course of business. Actions filed against the Company from time to time include commercial, tort, intellectual property, customer, employment, data privacy and other claims, including purported class action lawsuits. Management believes that the ultimate liability arising from such claims and contingencies, if any, is not likely to have a material adverse effect on the Company’s results of operations, financial condition or cash flows.
13. Subsequent Events
The Company evaluated subsequent events for matters that may require disclosure in these combined financial statements through May 28, 2021. Except as already disclosed, there have been no events that have occurred that would require disclosure in the combined financial statements.